# Semiannual Report

June 30, 2009

**Ivy Funds Variable Insurance Portfolios**

Pathfinder Aggressive
Pathfinder Conservative
Pathfinder Moderate
Pathfinder Moderately Aggressive
Pathfinder Moderately Conservative
Asset Strategy
Balanced
Bond
Core Equity
Dividend Opportunities
Energy
Global Natural Resources
Growth
High Income
International Growth

International Value
Micro Cap Growth
Mid Cap Growth
Money Market
Mortgage Securities
Real Estate Securities
Science and Technology
Small Cap Growth
Small Cap Value
Value

 **IVY FUNDS**
*Variable Insurance Portfolios*

# CONTENTS
## Ivy Funds Variable Insurance Portfolios



Henry J. Herrmann, CFA

## Dear Shareholder:

Every generation faces great challenges and opportunities. A person born in 1909 would have faced huge obstacles two decades later as America's economy crashed into the Great Depression. At the time, at a point in life when many are trying to progress in life, the painful reality was a decade of structural unemployment, loss of hope, and increasing global instability.

Over the last six months, America has continued to be tested once again, in our jobs, as investors, for our country as a global leader and as a culture. Greed, indifference and incompetence shook the global financial system to its core, while fear paralyzed markets. Unemployment rose rapidly.

However, during the last three months, the global equity market has enjoyed an encouraging rally. But, we have not yet returned to normal times. Unprecedented government policy actions may result in unintended consequences, but we do appear to be on the mend. Corporate earnings are likely to remain weak in many sectors for several quarters, although it is possible that the trough has been seen.

As you review this semiannual report, it is important to remember that a long-term perspective is an integral part of a successful investment program. For the six months ended June 30, 2009, the Standard & Poor's 500 Index, generally reflecting the performance of the domestic equity market, increased 3.17 percent, while the Citigroup Broad Investment Grade Index, generally reflecting the performance of the fixed income market, rose 1.42 percent. The slight increases for the period show that markets can come back from difficulty.

As with many aspects of life, financial decisions driven by emotion often do not generate the best results. An objective reading of history has shown that yielding to despair over economic downturns is usually a losing strategy.

The investment crisis of seven decades ago eventually brought out the best of America as well as a legacy of financial reform that, in 1940, included the law that created the modern mutual fund industry. It's not yet clear what new regulatory framework for the industry may emerge in Washington, but we hope it is balanced and fair.

## Economic Snapshot

|  | 6-30-09 | 12-31-08 |
|---|---|---|
| U.S. unemployment rate | 9.50% | 7.20% |
| Inflation (U.S. Consumer Price Index) | −1.40% | 0.10% |
| U.S. GDP | −1.00% | −3.80% |
| 30-year fixed mortgage rate | 5.25% | 5.10% |
| Oil price per barrel | $69.82 | $ 44.60 |

*Sources: Bloomberg, U.S. Department of Labor*

*All government statistics shown are subject to periodic revision.*

*The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.*

As shown in the Economic Snapshot table above, the U.S. economy at June 30, 2009 remains weak. The unemployment rate is higher than it was six months ago. The economy is shrinking. For consumers, the good news is that inflation is low. However, oil prices are substantially higher. Mortgage rates are also higher.

We believe that the investing and economic climate will get better in time. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface. In this uncertain environment, we believe a very strong effort to manage risk is paramount. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

*Henry J Herrmann*

Henry J. Herrmann, CFA
President

**The opinions expressed in this letter are those of the President of Ivy Funds Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2009.

### Actual Expenses

The first line in the following tables provides information about actual investment values and actual expenses. You may use the information in this line, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

### Hypothetical Example for Comparison Purposes

The second line in the following tables provides information about hypothetical investment values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

**Pathfinder Aggressive**

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,055.70 | 0.11% | $0.51 |
| Based on 5% Return[2] | $1,000 | $1,024.25 | 0.11% | $0.51 |

**Pathfinder Conservative**

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,036.37 | 0.14% | $0.71 |
| Based on 5% Return[2] | $1,000 | $1,024.12 | 0.14% | $0.71 |

**Pathfinder Moderate**

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,044.90 | 0.07% | $0.41 |
| Based on 5% Return[2] | $1,000 | $1,024.44 | 0.07% | $0.40 |

See footnotes on page 8.

**Pathfinder Moderately Aggressive**

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,050.70 | 0.06% | $0.31 |
| Based on 5% Return[2] | $1,000 | $1,024.48 | 0.06% | $0.30 |

**Pathfinder Moderately Conservative**

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,037.60 | 0.10% | $0.51 |
| Based on 5% Return[2] | $1,000 | $1,024.32 | 0.10% | $0.51 |

**Asset Strategy**

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,069.50 | 1.05% | $5.38 |
| Based on 5% Return[2] | $1,000 | $1,019.56 | 1.05% | $5.25 |

**Balanced**

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,004.10 | 1.03% | $5.11 |
| Based on 5% Return[2] | $1,000 | $1,019.69 | 1.03% | $5.15 |

**Bond**

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,031.98 | 0.80% | $4.06 |
| Based on 5% Return[2] | $1,000 | $1,020.81 | 0.80% | $4.04 |

**Core Equity**

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,020.14 | 0.98% | $4.95 |
| Based on 5% Return[2] | $1,000 | $1,019.93 | 0.98% | $4.95 |

See footnotes on page 8.

**Dividend Opportunities**

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,012.40 | 1.06% | $5.23 |
| Based on 5% Return[2] | $1,000 | $1,019.56 | 1.06% | $5.25 |

**Energy**

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,138.50 | 0.67% | $3.53 |
| Based on 5% Return[2] | $1,000 | $1,021.48 | 0.67% | $3.34 |

**Global Natural Resources**

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,378.50 | 1.53% | $9.04 |
| Based on 5% Return[2] | $1,000 | $1,017.21 | 1.53% | $7.67 |

**Growth**

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,074.70 | 0.99% | $5.08 |
| Based on 5% Return[2] | $1,000 | $1,019.90 | 0.99% | $4.95 |

**High Income**

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,242.10 | 0.93% | $5.16 |
| Based on 5% Return[2] | $1,000 | $1,020.21 | 0.93% | $4.65 |

**International Growth**

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,055.79 | 1.20% | $6.06 |
| Based on 5% Return[2] | $1,000 | $1,018.85 | 1.20% | $5.96 |

See footnotes on page 8.

## International Value

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,106.80 | 1.21% | $6.32 |
| Based on 5% Return[2] | $1,000 | $1,018.79 | 1.21% | $6.06 |

## Micro Cap Growth

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,191.80 | 1.43% | $7.78 |
| Based on 5% Return[2] | $1,000 | $1,017.71 | 1.43% | $7.16 |

## Mid Cap Growth

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,170.00 | 1.24% | $6.62 |
| Based on 5% Return[2] | $1,000 | $1,018.67 | 1.24% | $6.16 |

## Money Market

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,005.98 | 0.51% | $2.51 |
| Based on 5% Return[2] | $1,000 | $1,022.25 | 0.51% | $2.53 |

## Mortgage Securities

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,031.60 | 1.12% | $5.69 |
| Based on 5% Return[2] | $1,000 | $1,019.22 | 1.12% | $5.65 |

## Real Estate Securities

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $875.20 | 1.50% | $7.03 |
| Based on 5% Return[2] | $1,000 | $1,017.34 | 1.50% | $7.57 |

See footnotes on page 8.

## Science and Technology

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,168.20 | 1.18% | $6.29 |
| Based on 5% Return[2] | $1,000 | $1,018.97 | 1.18% | $5.86 |

## Small Cap Growth

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,153.40 | 1.16% | $6.24 |
| Based on 5% Return[2] | $1,000 | $1,019.04 | 1.16% | $5.86 |

## Small Cap Value

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,043.80 | 1.21% | $6.13 |
| Based on 5% Return[2] | $1,000 | $1,018.80 | 1.21% | $6.06 |

## Value

| For the Six Months Ended June 30, 2009 | Beginning Account Value 12-31-08 | Ending Account Value 6-30-09 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,016.60 | 1.04% | $5.14 |
| Based on 5% Return[2] | $1,000 | $1,019.66 | 1.04% | $5.15 |

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2009, and divided by 365.

(1)This line uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This line uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only.

# Pathfinder Portfolios

ALL DATA IS AS OF JUNE 30, 2009 (UNAUDITED)

## Pathfinder Aggressive – Asset Allocation



| | |
|---|---|
| Ivy Funds VIP Growth | 15.97% |
| Ivy Funds VIP Dividend Opportunities | 13.28% |
| Ivy Funds VIP International Value | 13.15% |
| Ivy Funds VIP Bond | 12.15% |
| Ivy Funds VIP Money Market | 11.80% |
| Ivy Funds VIP International Growth | 9.76% |
| Ivy Funds VIP Small Cap Value | 8.12% |
| Ivy Funds VIP Value | 6.51% |
| Ivy Funds VIP Mid Cap Growth | 5.17% |
| Ivy Funds VIP Small Cap Growth | 3.10% |
| Cash and Cash Equivalents | 0.99% |

## Pathfinder Moderate – Asset Allocation



| | |
|---|---|
| Ivy Funds VIP Bond | 20.92% |
| Ivy Funds VIP Money Market | 20.34% |
| Ivy Funds VIP Dividend Opportunities | 16.86% |
| Ivy Funds VIP Growth | 11.64% |
| Ivy Funds VIP International Value | 8.09% |
| Ivy Funds VIP International Growth | 6.84% |
| Ivy Funds VIP Value | 4.85% |
| Ivy Funds VIP Mid Cap Growth | 4.19% |
| Ivy Funds VIP Small Cap Value | 3.99% |
| Ivy Funds VIP Small Cap Growth | 2.11% |
| Cash and Cash Equivalents | 0.17% |

## Pathfinder Conservative – Asset Allocation



| | |
|---|---|
| Ivy Funds VIP Bond | 30.07% |
| Ivy Funds VIP Money Market | 29.19% |
| Ivy Funds VIP Dividend Opportunities | 19.58% |
| Ivy Funds VIP Growth | 9.06% |
| Ivy Funds VIP International Value | 5.42% |
| Ivy Funds VIP Mid Cap Growth | 2.20% |
| Ivy Funds VIP Value | 2.03% |
| Ivy Funds VIP Small Cap Growth | 1.11% |
| Ivy Funds VIP Small Cap Value | 1.03% |
| Cash and Cash Equivalents | 0.31% |

## Pathfinder Moderately Aggressive – Asset Allocation



| | |
|---|---|
| Ivy Funds VIP Dividend Opportunities | 16.66% |
| Ivy Funds VIP Bond | 16.14% |
| Ivy Funds VIP Money Market | 15.69% |
| Ivy Funds VIP Growth | 11.56% |
| Ivy Funds VIP International Value | 10.96% |
| Ivy Funds VIP International Growth | 8.64% |
| Ivy Funds VIP Small Cap Value | 6.99% |
| Ivy Funds VIP Mid Cap Growth | 5.22% |
| Ivy Funds VIP Value | 4.80% |
| Ivy Funds VIP Small Cap Growth | 3.16% |
| Cash and Cash Equivalents | 0.18% |

## Pathfinder Moderately Conservative – Asset Allocation



| | |
|---|---|
| ▉ Ivy Funds VIP Bond | 25.61% |
| ▉ Ivy Funds VIP Money Market | 24.90% |
| ▉ Ivy Funds VIP Dividend Opportunities | 17.08% |
| ▉ Ivy Funds VIP Growth | 10.79% |
| ▉ Ivy Funds VIP International Value | 5.17% |
| ▉ Ivy Funds VIP International Growth | 4.98% |
| ▉ Ivy Funds VIP Value | 4.90% |
| ▉ Ivy Funds VIP Mid Cap Growth | 4.24% |
| ▉ Ivy Funds VIP Small Cap Growth | 1.07% |
| ▉ Ivy Funds VIP Small Cap Value | 1.00% |
| ☐ Cash and Cash Equivalents | 0.26% |

Pathfinder Portfolios *(in thousands)* JUNE 30, 2009 (UNAUDITED)

**Pathfinder Aggressive**

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Funds VIP Bond | 1,136 | $ 6,017 |
| Ivy Funds VIP Dividend Opportunities | 1,284 | 6,578 |
| Ivy Funds VIP Growth | 1,008 | 7,911 |
| Ivy Funds VIP International Growth | 776 | 4,834 |
| Ivy Funds VIP International Value | 524 | 6,515 |
| Ivy Funds VIP Mid Cap Growth | 486 | 2,561 |
| Ivy Funds VIP Money Market | 5,844 | 5,844 |
| Ivy Funds VIP Small Cap Growth | 220 | 1,536 |
| Ivy Funds VIP Small Cap Value | 374 | 4,020 |
| Ivy Funds VIP Value | 780 | 3,223 |
| **TOTAL AFFILIATED MUTUAL FUNDS – 99.01%** | | **$49,039** |
| (Cost: $59,789) | | |

| SHORT-TERM SECURITIES – 0.19% | Principal | |
|---|---|---|
| **Master Note** | | |
| Toyota Motor Credit Corporation, 0.197%, 7–1–09 (A) | $ 92 | **$ 92** |
| (Cost: $92) | | |
| **TOTAL INVESTMENT SECURITIES – 99.20%** | | **$49,131** |
| (Cost: $59,881) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.80%** | | **400** |
| **NET ASSETS – 100.00%** | | **$49,531** |

**Notes to Schedule of Investments**

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $ 59,881 |
| Gross unrealized appreciation | 15 |
| Gross unrealized depreciation | (10,765) |
| Net unrealized depreciation | $(10,750) |

**Pathfinder Conservative**

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Funds VIP Bond | 1,822 | $ 9,648 |
| Ivy Funds VIP Dividend Opportunities | 1,227 | 6,282 |
| Ivy Funds VIP Growth | 371 | 2,909 |
| Ivy Funds VIP International Value | 140 | 1,740 |
| Ivy Funds VIP Mid Cap Growth | 134 | 707 |
| Ivy Funds VIP Money Market | 9,370 | 9,370 |
| Ivy Funds VIP Small Cap Growth | 51 | 357 |
| Ivy Funds VIP Small Cap Value | 31 | 331 |
| Ivy Funds VIP Value | 158 | 653 |
| **TOTAL AFFILIATED MUTUAL FUNDS – 99.69%** | | **$31,997** |
| (Cost: $31,875) | | |

| SHORT-TERM SECURITIES – 0.38% | Principal | |
|---|---|---|
| **Master Note** | | |
| Toyota Motor Credit Corporation, 0.197%, 7–1–09 (A) | $ 121 | **$ 121** |
| (Cost: $121) | | |
| **TOTAL INVESTMENT SECURITIES – 100.07%** | | **$32,118** |
| (Cost: $31,996) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.07%)** | | **(23)** |
| **NET ASSETS – 100.00%** | | **$32,095** |

**Notes to Schedule of Investments**

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $31,996 |
| Gross unrealized appreciation | 160 |
| Gross unrealized depreciation | (38) |
| Net unrealized appreciation | $ 122 |

See Accompanying Notes to Financial Statements.

**Pathfinder Moderate**

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Funds VIP Bond | 6,378 | $ 33,779 |
| Ivy Funds VIP Dividend Opportunities | 5,318 | 27,236 |
| Ivy Funds VIP Growth | 2,396 | 18,799 |
| Ivy Funds VIP International Growth | 1,773 | 11,053 |
| Ivy Funds VIP International Value | 1,052 | 13,070 |
| Ivy Funds VIP Mid Cap Growth | 1,283 | 6,765 |
| Ivy Funds VIP Money Market | 32,853 | 32,853 |
| Ivy Funds VIP Small Cap Growth | 488 | 3,412 |
| Ivy Funds VIP Small Cap Value | 600 | 6,442 |
| Ivy Funds VIP Value | 1,897 | 7,836 |

| TOTAL AFFILIATED MUTUAL FUNDS – 99.83% | | $161,245 |
|---|---|---|
| (Cost: $167,128) | | |

| SHORT-TERM SECURITIES – 0.96% | Principal | |
|---|---|---|
| **Master Note** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (A) | $1,545 | $  1,545 |
| (Cost: $1,545) | | |

| TOTAL INVESTMENT SECURITIES – 100.79% | | $162,790 |
|---|---|---|
| (Cost: $168,673) | | |

| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.79%) | | (1,267) |
|---|---|---|

| NET ASSETS – 100.00% | | $161,523 |
|---|---|---|

**Notes to Schedule of Investments**

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $168,673 |
| Gross unrealized appreciation | 384 |
| Gross unrealized depreciation | (6,267) |
| Net unrealized depreciation | $  (5,883) |

**Pathfinder Moderately Aggressive**

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Funds VIP Bond | 6,184 | $ 32,750 |
| Ivy Funds VIP Dividend Opportunities | 6,602 | 33,816 |
| Ivy Funds VIP Growth | 2,990 | 23,460 |
| Ivy Funds VIP International Growth | 2,812 | 17,527 |
| Ivy Funds VIP International Value | 1,790 | 22,248 |
| Ivy Funds VIP Mid Cap Growth | 2,011 | 10,598 |
| Ivy Funds VIP Money Market | 31,837 | 31,837 |
| Ivy Funds VIP Small Cap Growth | 915 | 6,403 |
| Ivy Funds VIP Small Cap Value | 1,321 | 14,184 |
| Ivy Funds VIP Value | 2,357 | 9,734 |

| TOTAL AFFILIATED MUTUAL FUNDS – 99.82% | | $202,557 |
|---|---|---|
| (Cost: $216,399) | | |

| SHORT-TERM SECURITIES – 0.27% | Principal | |
|---|---|---|
| **Master Note** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (A) | $553 | $     553 |
| (Cost: $553) | | |

| TOTAL INVESTMENT SECURITIES – 100.09% | | $203,110 |
|---|---|---|
| (Cost: $216,952) | | |

| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.09%) | | (182) |
|---|---|---|

| NET ASSETS – 100.00% | | $202,928 |
|---|---|---|

**Notes to Schedule of Investments**

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $216,952 |
| Gross unrealized appreciation | 68 |
| Gross unrealized depreciation | (13,910) |
| Net unrealized depreciation | $ (13,842) |

See Accompanying Notes to Financial Statements.

**Pathfinder Moderately Conservative**

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Funds VIP Bond | 3,324 | $17,604 |
| Ivy Funds VIP Dividend Opportunities | 2,291 | 11,736 |
| Ivy Funds VIP Growth | 945 | 7,416 |
| Ivy Funds VIP International Growth | 550 | 3,426 |
| Ivy Funds VIP International Value | 286 | 3,550 |
| Ivy Funds VIP Mid Cap Growth | 553 | 2,917 |
| Ivy Funds VIP Money Market | 17,112 | 17,112 |
| Ivy Funds VIP Small Cap Growth | 105 | 736 |
| Ivy Funds VIP Small Cap Value | 64 | 688 |
| Ivy Funds VIP Value | 815 | 3,366 |

| | | |
|---|---|---|
| **TOTAL AFFILIATED MUTUAL FUNDS – 99.74%** | | **$68,551** |
| (Cost: $69,649) | | |

| SHORT-TERM SECURITIES – 0.45% | Principal | |
|---|---|---|
| **Master Note** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (A) | $  312 | $   312 |
| (Cost: $312) | | |

| | | |
|---|---|---|
| **TOTAL INVESTMENT SECURITIES – 100.19%** | | **$68,863** |
| (Cost: $69,961) | | |

| | | |
|---|---|---|
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.19%)** | | (133) |

| | | |
|---|---|---|
| **NET ASSETS – 100.00%** | | **$68,730** |

**Notes to Schedule of Investments**

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $69,961 |
| Gross unrealized appreciation | 220 |
| Gross unrealized depreciation | (1,318) |
| Net unrealized depreciation | $ (1,098) |

See Accompanying Notes to Financial Statements.

# Asset Strategy

## Asset Allocation



Stocks 66.38%
Bullion (Gold) 16.26%
Options 1.56%
Bonds 7.44%
Cash and Cash Equivalents 8.36%

| | |
|---|---|
| **Stocks** | **66.38%** |
| Financials | 23.29% |
| Information Technology | 13.47% |
| Energy | 11.31% |
| Materials | 6.60% |
| Consumer Discretionary | 4.60% |
| Industrials | 3.19% |
| Consumer Staples | 2.35% |
| Health Care | 1.57% |
| **Bullion (Gold)** | **16.26%** |
| **Options** | **1.56%** |
| **Bonds** | **7.44%** |
| Corporate Debt Securities | 5.16% |
| United States Government and Government Agency Obligations | 1.35% |
| Municipal Bonds | 0.77% |
| Senior Loans | 0.16% |
| **Cash and Cash Equivalents** | **8.36%** |

### Bond Portfolio Characteristics

| | |
|---|---|
| Average maturity | 1.7 years |
| Effective duration | 0.5 years |
| Weighted average bond rating | AA- |

## Country Weightings



Pacific Basin 30.89%
North America 30.81%
Bullion (Gold) 16.26%
Europe 9.14%
Bahamas/Caribbean 1.75%
South America 1.23%
Cash and Cash Equivalents and Options 9.92%

| | |
|---|---|
| **Pacific Basin** | **30.89%** |
| China | 17.10% |
| India | 4.55% |
| Taiwan | 4.37% |
| Other Pacific Basin[1] | 4.87% |
| **North America** | **30.81%** |
| United States | 30.74% |
| Other North America[2] | 0.07% |
| **Bullion (Gold)** | **16.26%** |
| **Europe** | **9.14%** |
| United Kingdom | 4.74% |
| Other Europe[3] | 4.40% |
| **Bahamas/Caribbean[4]** | **1.75%** |
| **South America[5]** | **1.23%** |
| **Cash and Cash Equivalents and Options** | **9.92%** |

(1)Includes 0.09% Australia, 3.15% Hong Kong, 1.49% South Korea and 0.14% Vietnam.

(2)Includes 0.07% Mexico.

(3)Includes 2.83% France, 0.11% Poland, 0.99% Sweden and 0.47% Switzerland.

(4)Includes 0.16% Bahamas, 0.10% British Virgin Islands and 1.49% Cayman Islands.

(5)Includes 1.23% Brazil.

## Top 10 Equity Holdings

| Company | Country | Sector |
|---|---|---|
| Industrial and Commercial Bank of China (Asia) Limited | China | Financials |
| China Life Insurance Company Limited, H Shares | China | Financials |
| Taiwan Semiconductor Manufacturing Company Ltd. | Taiwan | Information Technology |
| Monsanto Company | United States | Materials |
| QUALCOMM Incorporated | United States | Information Technology |
| Standard Chartered PLC | United Kingdom | Financials |
| China Shenhua Energy Company Limited, H Shares | China | Energy |
| TOTAL S.A. | France | Energy |
| Visa Inc., Class A | United States | Information Technology |
| Weatherford International Ltd. | United States | Energy |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Asset Strategy *(in thousands)* JUNE 30, 2009 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Automobile Manufacturers – 1.49%** | | |
| Hyundai Motor Company (A) | 207 | $ 12,035 |
| **Biotechnology – 1.57%** | | |
| Gilead Sciences, Inc. (B) | 270 | 12,665 |
| **Casinos & Gaming – 1.14%** | | |
| Wynn Resorts, Limited (B) | 259 | 9,153 |
| **Coal & Consumable Fuels – 2.10%** | | |
| China Shenhua Energy Company Limited, H Shares (A) | 4,600 | 16,946 |
| **Communications Equipment – 5.35%** | | |
| QUALCOMM Incorporated | 682 | 30,812 |
| Reliance Communication Ventures Limited (A) | 710 | 4,292 |
| Telefonaktiebolaget LM Ericsson, B Shares (A) | 814 | 7,989 |
| | | 43,093 |
| **Construction & Engineering – 2.37%** | | |
| China Communications Construction Company Limited, H Shares (A) | 10,477 | 12,248 |
| Larsen & Toubro Limited (A) | 210 | 6,886 |
| | | 19,134 |
| **Data Processing & Outsourced Services – 2.70%** | | |
| Redecard S.A. (A)(C) | 79 | 1,208 |
| Redecard S.A. (A) | 323 | 4,945 |
| Visa Inc., Class A | 251 | 15,627 |
| | | 21,780 |
| **Diversified Banks – 10.86%** | | |
| Barclays PLC (A)(C) | 1,162 | 5,409 |
| Cia Brasileira de Meios de Pagamento (A)(B)(D) | 202 | 1,737 |
| HDFC Bank Limited (A) | 194 | 6,056 |
| ICICI Bank Limited (A) | 349 | 5,259 |
| Industrial and Commercial Bank of China (Asia) Limited (A) | 51,126 | 35,623 |
| Industrial and Commercial Bank of China Limited, H Shares (A)(C) | 16,701 | 11,637 |
| Standard Chartered PLC (A) | 917 | 17,199 |
| State Bank of India (A) | 126 | 4,581 |
| | | 87,501 |
| **Diversified Capital Markets – 0.47%** | | |
| UBS AG (A)(B)(D) | 310 | 3,796 |
| **Diversified Metals & Mining – 2.65%** | | |
| Southern Copper Corporation | 574 | 11,737 |
| Xstrata plc (A) | 891 | 9,640 |
| | | 21,377 |
| **Education Services – 0.82%** | | |
| New Oriental Education & Technology Group Inc., ADR (B) | 98 | 6,627 |
| **Fertilizers & Agricultural Chemicals – 3.95%** | | |
| Monsanto Company | 428 | 31,850 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Footwear – 0.72%** | | |
| NIKE, Inc., Class B | 112 | $ 5,794 |
| **Heavy Electrical Equipment – 0.82%** | | |
| ALSTOM (A) | 112 | 6,582 |
| **Hotels, Resorts & Cruise Lines – 0.43%** | | |
| Ctrip.com International, Ltd. (B) | 76 | 3,504 |
| **Household Products – 0.52%** | | |
| Reckitt Benckiser Group plc (A) | 92 | 4,191 |
| **Integrated Oil & Gas – 2.90%** | | |
| China Petroleum & Chemical Corporation, H Shares (A) | 9,432 | 7,193 |
| TOTAL S.A. (A) | 300 | 16,184 |
| | | 23,377 |
| **Life & Health Insurance – 4.64%** | | |
| China Life Insurance Company Limited, H Shares (A) | 9,366 | 34,443 |
| Ping An Insurance (Group) Company of China, Ltd., H Shares (A) | 436 | 2,947 |
| | | 37,390 |
| **Mortgage REITs – 0.99%** | | |
| Annaly Capital Management, Inc. | 528 | 8,001 |
| **Oil & Gas Equipment & Services – 3.50%** | | |
| Halliburton Company | 263 | 5,450 |
| Schlumberger Limited | 141 | 7,602 |
| Weatherford International Ltd. (B) | 774 | 15,145 |
| | | 28,197 |
| **Oil & Gas Exploration & Production – 2.81%** | | |
| CNOOC Limited (A) | 5,070 | 6,287 |
| Devon Energy Corporation | 177 | 9,636 |
| XTO Energy Inc. | 177 | 6,767 |
| | | 22,690 |
| **Personal Products – 0.67%** | | |
| Hengan International Group Company Limited (A) | 1,156 | 5,415 |
| **Real Estate Development – 1.35%** | | |
| China Overseas Land & Investment Limited (A) | 4,691 | 10,896 |
| **Real Estate Management & Development – 0.52%** | | |
| DLF Limited (A) | 640 | 4,153 |
| **Regional Banks – 1.59%** | | |
| China Construction Bank Corporation (A) | 16,483 | 12,782 |
| **Semiconductors – 5.42%** | | |
| MediaTek Incorporation (A) | 181 | 2,163 |
| PMC-Sierra, Inc. (B) | 1,060 | 8,436 |
| Taiwan Semiconductor Manufacturing Company Ltd. (A) | 19,832 | 33,063 |
| | | 43,662 |

| COMMON STOCKS (Continued) | Shares | Value |
| --- | --- | --- |
| **Specialized Finance – 2.05%** | | |
| CME Group Inc. . . . . . . . . . . . . . . . . . . . . . . . | 27 | $ 8,337 |
| Hong Kong Exchanges and Clearing | | |
| Limited (A) . . . . . . . . . . . . . . . . . . . . . . . . | 527 | 8,208 |
| | | 16,545 |
| **Thrifts & Mortgage Finance – 0.68%** | | |
| HOUSING DEVELOPMENT FINANCE | | |
| CORPORATION LIMITED (A) . . . . . . . . . . | 112 | 5,483 |
| **Tobacco – 1.16%** | | |
| Philip Morris International Inc. . . . . . . . . . . . . | 215 | 9,365 |
| **TOTAL COMMON STOCKS – 66.24%** | | $533,984 |
| (Cost: $480,414) | | |
| **INVESTMENT FUNDS – 0.14%** | | |
| **Multiple Industry** | | |
| Vietnam Azalea Fund Limited (B)(E)(F) . . . . . . | 300 | $ 1,122 |
| (Cost: $1,982) | | |

| CORPORATE DEBT SECURITIES | Principal | |
| --- | --- | --- |
| **Beverage / Bottling – 0.13%** | | |
| Anheuser-Busch InBev Worldwide Inc., | | |
| 7.200%, 1–15–14 (D) . . . . . . . . . . . . . . . | $ 500 | 538 |
| Companhia Brasileira de Bebidas, | | |
| 10.500%, 12–15–11 . . . . . . . . . . . . . . . . | 500 | 575 |
| | | 1,113 |
| **Biotechnology – 0.02%** | | |
| Amgen Inc., Convertible, | | |
| 0.125%, 2–1–11 . . . . . . . . . . . . . . . . . . . | 200 | 190 |
| **Building Products – 0.07%** | | |
| Desarrolladora Homex, S.A. de C.V., | | |
| 7.500%, 9–28–15 . . . . . . . . . . . . . . . . . . | 627 | 539 |
| **Coal & Consumable Fuels – 0.02%** | | |
| Massey Energy Company, Convertible, | | |
| 3.250%, 8–1–15 . . . . . . . . . . . . . . . . . . . | 200 | 132 |
| **Consumer Finance – 0.12%** | | |
| American Express Travel Related Services | | |
| Co., Inc., | | |
| 5.250%, 11–21–11 (D) . . . . . . . . . . . . . . . | 1,000 | 994 |
| **Consumer Products – 0.01%** | | |
| Staples, Inc., | | |
| 7.750%, 4–1–11 . . . . . . . . . . . . . . . . . . . | 67 | 71 |
| **Consumer Products / Tobacco – 0.11%** | | |
| Central European Distribution Corporation, | | |
| 8.000%, 7–25–12 (D)(G) . . . . . . . . . . . . . | EUR720 | 853 |
| **Department Stores – 0.13%** | | |
| Kohl's Corporation, | | |
| 6.300%, 3–1–11 . . . . . . . . . . . . . . . . . . . | $1,000 | 1,041 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
| --- | --- | --- |
| **Diversified Chemicals – 0.02%** | | |
| E.I. du Pont de Nemours and Company, | | |
| 5.875%, 1–15–14 . . . . . . . . . . . . . . . . . | $ 115 | $ 125 |
| **Diversified Metals & Mining – 0.09%** | | |
| BHP Billiton Finance (USA) Limited, | | |
| 5.500%, 4–1–14 . . . . . . . . . . . . . . . . . . | 700 | 751 |
| **Electric Utilities – 0.31%** | | |
| Allegheny Energy Supply Company, LLC, | | |
| 7.800%, 3–15–11 . . . . . . . . . . . . . . . . . | 2,430 | 2,514 |
| **Finance – Other – 0.15%** | | |
| AXA Financial, Inc., | | |
| 7.750%, 8–1–10 . . . . . . . . . . . . . . . . . . | 700 | 702 |
| Block Financial LLC, | | |
| 7.875%, 1–15–13 . . . . . . . . . . . . . . . . . | 350 | 379 |
| Western Union Company (The), | | |
| 6.500%, 2–26–14 . . . . . . . . . . . . . . . . . | 120 | 128 |
| | | 1,209 |
| **Finance Companies – 0.23%** | | |
| C5 Capital (SPV) Limited, | | |
| 6.196%, 12–31–49 (C)(H) . . . . . . . . . . . | 1,500 | 796 |
| Toyota Motor Credit Corporation, | | |
| 1.120%, 1–18–15 (H) . . . . . . . . . . . . . . . | 1,050 | 1,018 |
| | | 1,814 |
| **Forest Products – 0.06%** | | |
| Sino-Forest Corporation, | | |
| 9.125%, 8–17–11 (C) . . . . . . . . . . . . . . . | 475 | 475 |
| **Gas – Local Distribution – 0.09%** | | |
| DCP Midstream, LLC, | | |
| 9.700%, 12–1–13 (C) . . . . . . . . . . . . . . . | 660 | 728 |
| **Gas Pipe Lines – 0.37%** | | |
| Duke Capital Corporation, | | |
| 7.500%, 10–1–09 . . . . . . . . . . . . . . . . . | 1,490 | 1,507 |
| Enterprise Products Operating LLC, | | |
| 9.750%, 1–31–14 . . . . . . . . . . . . . . . . . | 1,345 | 1,547 |
| | | 3,054 |
| **General Merchandise Stores – 0.06%** | | |
| Dollar General Corporation, | | |
| 11.875%, 7–15–17 . . . . . . . . . . . . . . . . | 450 | 486 |
| **Home Improvement Retail – 0.12%** | | |
| Home Depot, Inc. (The), | | |
| 5.200%, 3–1–11 . . . . . . . . . . . . . . . . . . | 950 | 983 |
| **Integrated Telecommunication** | | |
| **Services – 0.10%** | | |
| AT&T Inc., | | |
| 4.850%, 2–15–14 . . . . . . . . . . . . . . . . . | 800 | 830 |
| **Metals / Mining – 0.22%** | | |
| Vedanta Resources plc, | | |
| 6.625%, 2–22–10 (C) . . . . . . . . . . . . . . . | 1,800 | 1,782 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Movies & Entertainment – 0.03%** | | |
| Viacom Inc., | | |
| 5.625%, 8–15–12 | $ 270 | $ 266 |
| **Office Electronics – 0.24%** | | |
| Xerox Corporation: | | |
| 6.875%, 8–15–11 | 315 | 326 |
| 5.500%, 5–15–12 | 850 | 847 |
| 7.625%, 6–15–13 | 400 | 403 |
| 6.400%, 3–15–16 | 225 | 207 |
| 6.750%, 2–1–17 | 225 | 205 |
| | | 1,988 |
| **Oil & Gas Exploration & Production – 0.05%** | | |
| XTO Energy Inc., | | |
| 5.900%, 8–1–12 | 355 | 376 |
| **Pharmaceuticals – 1.11%** | | |
| Eli Lilly and Company, | | |
| 3.550%, 3–6–12 | 975 | 1,010 |
| Pfizer Inc., | | |
| 4.450%, 3–15–12 | 7,500 | 7,870 |
| | | 8,880 |
| **Property & Casualty Insurance – 0.23%** | | |
| Berkshire Hathaway Finance Corporation, | | |
| 4.000%, 4–15–12 (C) | 1,600 | 1,653 |
| St. Paul Companies, Inc. (The), | | |
| 8.125%, 4–15–10 | 200 | 209 |
| | | 1,862 |
| **Retail Stores – Other – 0.14%** | | |
| Best Buy Co., Inc., | | |
| 6.750%, 7–15–13 | 1,065 | 1,104 |
| **Service – Other – 0.05%** | | |
| Expedia, Inc., | | |
| 8.500%, 7–1–16 (C) | 225 | 216 |
| Waste Management, Inc., | | |
| 6.375%, 3–11–15 | 180 | 187 |
| | | 403 |
| **Soft Drinks – 0.06%** | | |
| Coca-Cola Enterprises Inc., | | |
| 7.375%, 3–3–14 | 420 | 481 |
| **Specialized Finance – 0.20%** | | |
| CME Group Inc., | | |
| 5.750%, 2–15–14 | 1,540 | 1,643 |
| **Technology – 0.07%** | | |
| L–3 Communications Corporation: | | |
| 7.625%, 6–15–12 | 360 | 361 |
| 6.125%, 7–15–13 | 180 | 170 |
| | | 531 |
| **Transportation – Other – 0.16%** | | |
| Ultrapetrol (Bahamas) Limited, | | |
| 9.000%, 11–24–14 | 1,555 | 1,279 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Utilities – 0.22%** | | |
| CESP – Companhia Energetica de Sao Paulo, | | |
| 9.750%, 1–15–15 (D)(G) | BRL3,000 | $ 1,576 |
| Duke Energy Field Services, LLC, | | |
| 7.875%, 8–16–10 | $200 | 209 |
| | | 1,785 |
| **Wireless Telecommunication Service – 0.17%** | | |
| Verizon Wireless Capital LLC, | | |
| 7.375%, 11–15–13 (D) | 1,200 | 1,343 |
| **TOTAL CORPORATE DEBT SECURITIES – 5.16%** | | **$ 41,625** |
| (Cost: $40,555) | | |

| MUNICIPAL BONDS | | |
|---|---|---|
| **California – 0.09%** | | |
| California Pollution Control Financing Authority, Variable Rate Demand Solid Waste Disposal Revenue Bonds (Waste Management, Inc. Project), Series 2003A, | | |
| 5.000%, 11–1–38 | 731 | 735 |
| **Florida – 0.06%** | | |
| Miami-Dade County Industrial Development Authority, Solid Waste Disposal Revenue Bonds (Waste Management Inc. of Florida Project), Series 2008, | | |
| 5.400%, 8–1–23 | 490 | 488 |
| **New Hampshire – 0.19%** | | |
| Business Finance Authority of the State of New Hampshire, Pollution Control Refunding Revenue Bonds (The United Illuminating Company Project–1997 Series A): | | |
| 7.125%, 7–1–27 | 975 | 994 |
| 6.875%, 12–1–29 | 500 | 506 |
| | | 1,500 |
| **New York – 0.03%** | | |
| The Port Authority of New York and New Jersey, Consolidated Bonds, One Hundred Fifty-Second Series, | | |
| 5.750%, 11–1–30 | 235 | 240 |
| **Ohio – 0.14%** | | |
| Ohio Air Quality Development Authority, State of Ohio, Air Quality Revenue Bonds (Ohio Power Company Project), Series 2008A, | | |
| 7.125%, 6–1–41 | 1,095 | 1,117 |
| **Texas – 0.11%** | | |
| Frisco Independent School District (Collin and Denton Counties, Texas), Unlimited Tax School Building Bonds, Series 2008A, | | |
| 6.000%, 8–15–38 | 465 | 503 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Texas** (Continued) | | |
| Port of Houston Authority of Harris County, Texas, Unlimited Tax Refunding Bonds, Series 2008A, | | |
| 5.625%, 10–1–38 . . . . . . . . . . . . . . . . . . . | $ 465 | $ 419 |
| | | 922 |
| **West Virginia – 0.15%** | | |
| West Virginia Economic Development Authority, Solid Waste Disposal Facilities Revenue Bonds (Appalachian Power Company – Amos Project), Series 2008E, | | |
| 7.125%, 12–1–38 . . . . . . . . . . . . . . . . . . . | 1,215 | 1,239 |
| **TOTAL MUNICIPAL BONDS – 0.77%** | | $ 6,241 |
| (Cost: $5,976) | | |

| PUT OPTIONS | Number of Contracts | |
|---|---|---|
| Hang Seng Index: | | |
| Sep HKD17,400.00, Expires 9–29–09 (G) . | 1 | 7,366 |
| Sep HKD17,600.00, Expires 9–29–09 (G) . | —* | 2,580 |
| S&P 500 Index: | | |
| Aug $825.00, Expires 8–24–09 . . . . . . . . . | 1 | 1,206 |
| Aug $850.00, Expires 8–24–09 . . . . . . . . . | 1 | 787 |
| Aug $900.00, Expires 8–24–09 . . . . . . . . . | —* | 604 |
| **TOTAL PUT OPTIONS – 1.56%** | | $ 12,543 |
| (Cost: $25,827) | | |

| SENIOR LOANS | Principal | |
|---|---|---|
| **Health Care Facilities – 0.03%** | | |
| HCA Inc., | | |
| 2.848%, 11–18–13 (H) . . . . . . . . . . . . . . . | $ 307 | 277 |
| **Service – Other – 0.09%** | | |
| Education Management LLC, | | |
| 2.375%, 6–1–13 (H) . . . . . . . . . . . . . . . . . | 777 | 713 |
| **Utilities – 0.04%** | | |
| Energy Future Competitive Holdings Company and Texas Competitive Electric Holdings Company, LLC: | | |
| 3.810%, 10–10–14 (H) . . . . . . . . . . . . . . | 3 | 2 |
| 3.821%, 10–10–14 (H) . . . . . . . . . . . . . . | 443 | 317 |
| | | 319 |
| **TOTAL SENIOR LOANS – 0.16%** | | $ 1,309 |
| (Cost: $1,150) | | |

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS | | |
|---|---|---|
| **Agency Obligations – 0.99%** | | |
| Federal Home Loan Mortgage Corporation, | | |
| 2.125%, 3–16–11 . . . . . . . . . . . . . . . . . . . | 4,900 | 4,939 |
| Federal National Mortgage Association: | | |
| 2.050%, 4–1–11 . . . . . . . . . . . . . . . . . . . | 2,400 | 2,416 |
| 2.875%, 12–11–13 . . . . . . . . . . . . . . . . . | 675 | 681 |
| | | 8,036 |

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Mortgage-Backed Obligations – 0.36%** | | |
| Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (I) | | |
| 5.500%, 9–15–17 . . . . . . . . . . . . . . . . . . | $3,744 | $ 314 |
| 5.000%, 11–15–17 . . . . . . . . . . . . . . . . | 314 | 23 |
| 5.000%, 4–15–19 . . . . . . . . . . . . . . . . . | 659 | 53 |
| 5.000%, 4–15–19 . . . . . . . . . . . . . . . . . | 319 | 23 |
| 5.000%, 7–15–21 . . . . . . . . . . . . . . . . . | 79 | —* |
| 5.000%, 11–15–22 . . . . . . . . . . . . . . . . | 322 | 23 |
| 5.500%, 3–15–23 . . . . . . . . . . . . . . . . . | 630 | 64 |
| 5.000%, 4–15–23 . . . . . . . . . . . . . . . . . | 92 | 1 |
| 5.000%, 5–15–23 . . . . . . . . . . . . . . . . . | 576 | 45 |
| 5.000%, 8–15–23 . . . . . . . . . . . . . . . . . | 448 | 38 |
| 5.500%, 11–15–23 . . . . . . . . . . . . . . . . | 176 | 1 |
| 5.500%, 11–15–23 . . . . . . . . . . . . . . . . | 101 | —* |
| 5.000%, 9–15–24 . . . . . . . . . . . . . . . . . | 352 | 5 |
| 5.500%, 9–15–24 . . . . . . . . . . . . . . . . . | 150 | 2 |
| 5.500%, 4–15–25 . . . . . . . . . . . . . . . . . | 129 | 9 |
| 5.500%, 4–15–25 . . . . . . . . . . . . . . . . . | 134 | 3 |
| 5.000%, 9–15–25 . . . . . . . . . . . . . . . . . | 555 | 9 |
| 5.500%, 10–15–25 . . . . . . . . . . . . . . . . | 1,417 | 194 |
| 5.000%, 4–15–26 . . . . . . . . . . . . . . . . . | 801 | 22 |
| 5.000%, 10–15–28 . . . . . . . . . . . . . . . . | 459 | 27 |
| 5.500%, 2–15–30 . . . . . . . . . . . . . . . . . | 330 | 17 |
| 5.000%, 8–15–30 . . . . . . . . . . . . . . . . . | 610 | 31 |
| 5.500%, 3–15–31 . . . . . . . . . . . . . . . . . | 535 | 39 |
| 6.000%, 11–15–35 . . . . . . . . . . . . . . . . | 771 | 76 |
| Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (I) | | |
| 5.500%, 11–25–17 . . . . . . . . . . . . . . . . | 231 | 3 |
| 5.000%, 5–25–22 . . . . . . . . . . . . . . . . . | 339 | 20 |
| 5.000%, 7–25–23 . . . . . . . . . . . . . . . . . | 1,814 | 200 |
| 5.000%, 8–25–23 . . . . . . . . . . . . . . . . . | 548 | 45 |
| 5.000%, 11–25–23 . . . . . . . . . . . . . . . . | 669 | 64 |
| 5.500%, 9–25–25 . . . . . . . . . . . . . . . . . | 79 | 1 |
| 5.500%, 11–25–25 . . . . . . . . . . . . . . . . | 223 | 1 |
| 5.000%, 9–25–30 . . . . . . . . . . . . . . . . . | 723 | 32 |
| 5.500%, 6–25–33 . . . . . . . . . . . . . . . . . | 769 | 86 |
| 5.500%, 8–25–33 . . . . . . . . . . . . . . . . . | 1,100 | 131 |
| 5.500%, 4–25–34 . . . . . . . . . . . . . . . . . | 1,707 | 208 |
| 5.500%, 11–25–36 . . . . . . . . . . . . . . . . | 2,188 | 282 |
| Government National Mortgage Association Agency REMIC/CMO (Interest Only): (I) | | |
| 5.000%, 1–20–30 . . . . . . . . . . . . . . . . . | 1,085 | 61 |
| 5.000%, 6–20–31 . . . . . . . . . . . . . . . . . | 1,206 | 91 |
| 5.500%, 3–20–32 . . . . . . . . . . . . . . . . . | 721 | 71 |
| 5.000%, 7–20–33 . . . . . . . . . . . . . . . . . | 367 | 36 |
| 5.500%, 11–20–33 . . . . . . . . . . . . . . . . | 1,383 | 151 |
| 5.500%, 6–20–35 . . . . . . . . . . . . . . . . . | 1,094 | 174 |
| 5.500%, 7–20–35 . . . . . . . . . . . . . . . . . | 550 | 85 |
| 5.500%, 7–20–35 . . . . . . . . . . . . . . . . . | 371 | 37 |
| 5.500%, 10–16–35 . . . . . . . . . . . . . . . . | 521 | 77 |
| | | 2,875 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.35%** | | $ 10,911 |
| (Cost: $12,289) | | |

| BULLION – 16.26% | Troy Ounces | |
|---|---|---|
| Gold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 141 | $131,057 |
| (Cost: $110,543) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper – 6.35%** | | |
| Burlington Northern Santa Fe Corp., | | |
| 0.450%, 7–2–09 . . . . . . . . . . . . . . . . . . . . | $1,069 | $ 1,069 |
| Clorox Co., | | |
| 0.450%, 7–24–09 . . . . . . . . . . . . . . . . . . . | 5,000 | 4,999 |
| Corporacion Andina de Fomento, | | |
| 0.320%, 8–17–09 . . . . . . . . . . . . . . . . . . . | 5,000 | 4,998 |
| ITT Corporation, | | |
| 1.450%, 7–24–09 . . . . . . . . . . . . . . . . . . . | 1,000 | 999 |
| Johnson & Johnson, | | |
| 0.100%, 7–13–09 . . . . . . . . . . . . . . . . . . . | 2,000 | 2,000 |
| Kitty Hawk Funding Corp.: | | |
| 0.280%, 7–20–09 . . . . . . . . . . . . . . . . . . . | 5,000 | 4,999 |
| 0.260%, 7–27–09 . . . . . . . . . . . . . . . . . . . | 5,000 | 4,999 |
| Kraft Foods Inc., | | |
| 0.300%, 7–9–09 . . . . . . . . . . . . . . . . . . . . | 6,000 | 6,000 |
| Procter & Gamble Company (The), | | |
| 0.180%, 7–21–09 . . . . . . . . . . . . . . . . . . . | 5,000 | 5,000 |
| Roche Holdings, Inc., | | |
| 0.160%, 7–7–09 . . . . . . . . . . . . . . . . . . . . | 1,192 | 1,192 |
| Straight-A Funding, LLC (Federal Financing Bank), | | |
| 0.320%, 8–11–09 . . . . . . . . . . . . . . . . . . . | 10,000 | 9,995 |
| Unilever Capital Corporation, | | |
| 0.160%, 7–9–09 . . . . . . . . . . . . . . . . . . . . | 5,000 | 5,000 |
| | | 51,250 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Treasury Bills – 1.06%** | | |
| United States Treasury Bills, | | |
| 0.950%, 7–30–09 . . . . . . . . . . . . . . . . . | $8,525 | $ 8,518 |
| **United States Government Agency Obligations – 0.75%** | | |
| Federal Home Loan Mortgage Corporation, | | |
| 0.020%, 7–1–09 . . . . . . . . . . . . . . . . . . . | 1,021 | 1,021 |
| Federal National Mortgage Association, | | |
| 0.090%, 7–22–09 . . . . . . . . . . . . . . . . . . | 5,000 | 5,000 |
| | | 6,021 |
| **TOTAL SHORT-TERM SECURITIES – 8.16%** | | $ 65,789 |
| (Cost: $65,789) | | |
| **TOTAL INVESTMENT SECURITIES – 99.80%** | | $804,581 |
| (Cost: $744,525) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.20%** | | 1,620 |
| **NET ASSETS – 100.00%** | | $806,201 |

**Notes to Schedule of Investments**

The following forward foreign currency contracts were outstanding at June 30, 2009:

| Type | Currency | Principal Amount of Contract (Denominated in Indicated Currency) | Settlement Date | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|
| Buy | Australian Dollar | 24,700 | 7–21–09 | $928 | $— |
| Sell | Japanese Yen | 753,801 | 7–21–09 | 46 | — |
| Sell | Japanese Yen | 1,092,895 | 7–21–09 | — | 275 |
| Sell | Japanese Yen | 726,640 | 8–3–09 | 83 | — |
| Sell | Japanese Yen | 45,295 | 10–8–09 | 13 | — |
| Sell | Japanese Yen | 70,007 | 10–8–09 | — | 11 |
| Sell | Japanese Yen | 2,664,000 | 3–5–10 | — | 464 |
| Buy | Norwegian Krone | 23,258 | 12–23–09 | — | 17 |
| Sell | Singapore Dollar | 23,900 | 7–31–09 | — | 574 |
| Sell | Singapore Dollar | 10,100 | 1–11–10 | — | 129 |
| Buy | Swedish Krona | 58,600 | 8–3–09 | — | 34 |
| Sell | Swiss Franc | 3,900 | 12–23–09 | 20 | — |
| | | | | $1,090 | $1,504 |

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $23,904 or 2.96% of net assets.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $10,837 or 1.34% of net assets.

(E) Illiquid restricted security. At June 30, 2009, the following restricted security was owned:

| Security | Acquisition Dates | Shares | Cost | Market Value |
|---|---|---|---|---|
| Vietnam Azalea Fund Limited | 6–14–07 to 1–28–09 | 300 | $1,982 | $1,122 |

The total value of this security represented approximately 0.14% of net assets at June 30, 2009.

**Notes to Schedule of Investments** (Continued)

(F) Deemed to be an affiliate due to the Portfolio owning at least 5% of the voting securities. The Portfolio and other mutual funds managed by its investment manager, Waddell & Reed Investment Management Company, or other related parties together own 30% of the outstanding shares of this security at June 30, 2009.

(G) Principal amounts or strike prices are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, EUR – Euro and HKD – Hong Kong Dollar).

(H) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

(I) Amount shown in principal column represents notional amount for computation of interest.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

| Country Diversification | |
| --- | --- |
| (as a % of net assets) | |
| United States | 30.74% |
| China | 17.10% |
| United Kingdom | 4.74% |
| India | 4.55% |
| Taiwan | 4.37% |
| Hong Kong | 3.15% |
| France | 2.83% |
| Cayman Islands | 1.49% |
| South Korea | 1.49% |
| Brazil | 1.23% |
| Sweden | 0.99% |
| Switzerland | 0.47% |
| Bahamas | 0.16% |
| Vietnam | 0.14% |
| Poland | 0.11% |
| British Virgin Islands | 0.10% |
| Australia | 0.09% |
| Mexico | 0.07% |
| Other+ | 26.18% |

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
| --- | --- |
| Cost | $745,235 |
| Gross unrealized appreciation | 83,698 |
| Gross unrealized depreciation | (24,352) |
| Net unrealized appreciation | $ 59,346 |

See Accompanying Notes to Financial Statements.

## Asset Allocation



Stocks 67.37%

Bonds 32.18%

Cash and Cash Equivalents 0.45%

| | |
|---|---|
| **Stocks** | **67.37%** |
| Consumer Staples | 13.57% |
| Information Technology | 13.17% |
| Health Care | 11.75% |
| Financials | 9.72% |
| Industrials | 6.43% |
| Consumer Discretionary | 5.43% |
| Energy | 4.05% |
| Telecommunication Services | 1.65% |
| Utilities | 1.60% |
| **Bonds** | **32.18%** |
| United States Government and Government Agency Obligations | 20.50% |
| Corporate Debt Securities | 11.68% |
| **Cash and Cash Equivalents** | **0.45%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| Exxon Mobil Corporation | Energy |
| Colgate-Palmolive Company | Consumer Staples |
| Johnson & Johnson | Health Care |
| Gilead Sciences, Inc. | Health Care |
| PepsiCo, Inc. | Consumer Staples |
| Cisco Systems, Inc. | Information Technology |
| QUALCOMM Incorporated | Information Technology |
| Abbott Laboratories | Health Care |
| General Dynamics Corporation | Industrials |
| Northern Trust Corporation | Financials |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

## Bond Portfolio Characteristics

| | |
|---|---|
| Average maturity | 5.4 years |
| Effective duration | 4.1 years |
| Weighted average bond rating | AA+ |

Balanced (in thousands)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aerospace & Defense – 3.91%** | | |
| General Dynamics Corporation | 141 | $ 7,810 |
| Lockheed Martin Corporation | 72 | 5,807 |
| | | 13,617 |
| **Air Freight & Logistics – 0.99%** | | |
| Expeditors International of Washington, Inc. | 103 | 3,437 |
| **Asset Management & Custody Banks – 2.05%** | | |
| Northern Trust Corporation | 133 | 7,118 |
| **Automobile Manufacturers – 0.54%** | | |
| Ford Motor Company (A) | 306 | 1,860 |
| **Biotechnology – 2.49%** | | |
| Gilead Sciences, Inc. (A) | 185 | 8,661 |
| **Casinos & Gaming – 0.58%** | | |
| Wynn Resorts, Limited (A) | 57 | 2,012 |
| **Communications Equipment – 5.49%** | | |
| Cisco Systems, Inc. (A) | 423 | 7,891 |
| Nokia Corporation, Series A, ADR | 229 | 3,333 |
| QUALCOMM Incorporated | 174 | 7,847 |
| | | 19,071 |
| **Computer Hardware – 3.82%** | | |
| Apple Inc. (A) | 46 | 6,552 |
| Hewlett-Packard Company | 174 | 6,706 |
| | | 13,258 |
| **Department Stores – 1.02%** | | |
| Kohl's Corporation (A) | 83 | 3,531 |
| **Distillers & Vintners – 1.10%** | | |
| Brown-Forman Corporation, Class B | 89 | 3,825 |
| **Electric Utilities – 1.60%** | | |
| Exelon Corporation | 109 | 5,572 |
| **Electrical Components & Equipment – 1.53%** | | |
| Emerson Electric Co. | 164 | 5,301 |
| **Footwear – 1.09%** | | |
| NIKE, Inc., Class B | 73 | 3,780 |
| **General Merchandise Stores – 0.77%** | | |
| Target Corporation | 68 | 2,684 |
| **Health Care Equipment – 0.81%** | | |
| Zimmer Holdings, Inc. (A) | 66 | 2,816 |
| **Health Care Supplies – 1.87%** | | |
| DENTSPLY International Inc. | 213 | 6,486 |
| **Home Entertainment Software – 0.42%** | | |
| Activision Blizzard, Inc. (A) | 115 | 1,452 |
| **Home Improvement Retail – 1.43%** | | |
| Home Depot, Inc. (The) | 212 | 5,010 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Household Products – 2.69%** | | |
| Colgate-Palmolive Company | 132 | $ 9,331 |
| **Hypermarkets & Super Centers – 1.85%** | | |
| Wal-Mart Stores, Inc. | 133 | 6,438 |
| **Integrated Oil & Gas – 2.76%** | | |
| Exxon Mobil Corporation | 137 | 9,567 |
| **Integrated Telecommunication Services – 1.65%** | | |
| AT&T Inc. | 231 | 5,738 |
| **Oil & Gas Equipment & Services – 1.29%** | | |
| Schlumberger Limited | 83 | 4,491 |
| **Other Diversified Financial Services – 1.85%** | | |
| JPMorgan Chase & Co. | 188 | 6,426 |
| **Packaged Foods & Meats – 1.62%** | | |
| Hershey Foods Corporation | 156 | 5,623 |
| **Pharmaceuticals – 6.58%** | | |
| Abbott Laboratories | 166 | 7,818 |
| Allergan, Inc. | 85 | 4,035 |
| Bristol-Myers Squibb Company | 99 | 2,003 |
| Johnson & Johnson | 159 | 9,013 |
| | | 22,869 |
| **Property & Casualty Insurance – 3.22%** | | |
| Berkshire Hathaway Inc., Class B (A) | 2 | 5,502 |
| Travelers Companies, Inc. (The) | 140 | 5,726 |
| | | 11,228 |
| **Regional Banks – 1.12%** | | |
| PNC Financial Services Group, Inc. (The) | 100 | 3,881 |
| **Semiconductors – 1.79%** | | |
| Microchip Technology Incorporated | 276 | 6,217 |
| **Soft Drinks – 3.88%** | | |
| Coca-Cola Company (The) | 114 | 5,451 |
| PepsiCo, Inc. | 146 | 8,018 |
| | | 13,469 |
| **Specialized Finance – 1.48%** | | |
| CME Group Inc. | 17 | 5,133 |
| **Systems Software – 1.65%** | | |
| Microsoft Corporation | 241 | 5,726 |
| **Tobacco – 2.43%** | | |
| Lorillard, Inc. | 62 | 4,202 |
| Philip Morris International Inc. | 97 | 4,235 |
| | | 8,437 |
| **TOTAL COMMON STOCKS – 67.37%** | | **$234,065** |
| (Cost: $210,067) | | |

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Agricultural Products – 0.44%** | | |
| Archer-Daniels-Midland Company, | | |
| 7.000%, 2–1–31 . . . . . . . . . . . . . . . . . . . . . | $1,350 | $ 1,514 |
| **Banking – 0.43%** | | |
| JPMorgan Chase & Co., | | |
| 4.650%, 6–1–14 . . . . . . . . . . . . . . . . . . . . . | 1,000 | 997 |
| U.S. BANCORP, | | |
| 4.200%, 5–15–14 . . . . . . . . . . . . . . . . . . . | 500 | 506 |
| | | 1,503 |
| **Beverage / Bottling – 0.15%** | | |
| Anheuser-Busch InBev Worldwide Inc., | | |
| 5.375%, 11–15–14 (B) . . . . . . . . . . . . . . . . | 500 | 505 |
| **Communications Equipment – 0.61%** | | |
| Cisco Systems, Inc., | | |
| 5.250%, 2–22–11 . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,109 |
| **Construction & Farm Machinery & Heavy Trucks – 0.23%** | | |
| John Deere Capital Corporation, | | |
| 5.250%, 10–1–12 . . . . . . . . . . . . . . . . . . . . | 750 | 792 |
| **Department Stores – 0.60%** | | |
| Kohl's Corporation, | | |
| 6.300%, 3–1–11 . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,082 |
| **Distillers & Vintners – 0.58%** | | |
| Diageo Capital plc, | | |
| 4.375%, 5–3–10 . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,029 |
| **Diversified Banks – 0.38%** | | |
| Wells Fargo Bank, N.A., | | |
| 7.550%, 6–21–10 . . . . . . . . . . . . . . . . . . . . | 1,250 | 1,311 |
| **Electric – 0.49%** | | |
| Hydro-Quebec, | | |
| 8.000%, 2–1–13 . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,703 |
| **Electric Utilities – 0.30%** | | |
| Exelon Corporation, | | |
| 6.950%, 6–15–11 . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,059 |
| **Food Processors – 0.35%** | | |
| Cargill, Inc., | | |
| 6.375%, 6–1–12 (B) . . . . . . . . . . . . . . . . . . | 1,150 | 1,224 |
| **Food Retail – 0.61%** | | |
| Kroger Co. (The), | | |
| 6.200%, 6–15–12 . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,139 |
| **Home Improvement Retail – 0.60%** | | |
| Home Depot, Inc. (The), | | |
| 5.200%, 3–1–11 . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,070 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Industrial Gases – 0.45%** | | |
| Praxair, Inc., | | |
| 4.375%, 3–31–14 . . . . . . . . . . . . . . . . . . . | $1,500 | $ 1,554 |
| **Industrial Machinery – 0.45%** | | |
| Illinois Tool Works Inc., | | |
| 5.150%, 4–1–14 (B) . . . . . . . . . . . . . . . . . . | 1,500 | 1,577 |
| **Integrated Oil & Gas – 0.60%** | | |
| Chevron Corporation, | | |
| 3.450%, 3–3–12 . . . . . . . . . . . . . . . . . . . | 500 | 516 |
| ConocoPhillips, | | |
| 4.750%, 2–1–14 . . . . . . . . . . . . . . . . . . . | 1,500 | 1,562 |
| | | 2,078 |
| **Integrated Telecommunication Services – 0.30%** | | |
| AT&T Inc., | | |
| 4.850%, 2–15–14 . . . . . . . . . . . . . . . . . . . | 1,000 | 1,038 |
| **Life Insurance – 0.43%** | | |
| Principal Life Global, | | |
| 6.250%, 2–15–12 (B) . . . . . . . . . . . . . . . . . | 1,500 | 1,508 |
| **Metals / Mining – 0.74%** | | |
| Newmont Mining Corporation, Convertible, | | |
| 3.000%, 2–15–12 . . . . . . . . . . . . . . . . . . . | 1,800 | 2,029 |
| Rio Tinto Finance (USA) Limited, | | |
| 8.950%, 5–1–14 . . . . . . . . . . . . . . . . . . . | 500 | 556 |
| | | 2,585 |
| **Oil & Gas Exploration & Production – 0.32%** | | |
| XTO Energy Inc., | | |
| 7.500%, 4–15–12 . . . . . . . . . . . . . . . . . . . | 1,000 | 1,108 |
| **Other Non-Agency REMIC/CMO – 0.01%** | | |
| Banco Hipotecario Nacional: | | |
| 7.916%, 7–25–09 (C) . . . . . . . . . . . . . . . . | 17 | —* |
| 8.000%, 3–31–11 (C) . . . . . . . . . . . . . . . . | 68 | 1 |
| Mellon Residential Funding, | | |
| 6.750%, 6–25–28 . . . . . . . . . . . . . . . . . . . | 32 | 28 |
| | | 29 |
| **Packaged Foods & Meats – 0.45%** | | |
| Unilever Capital Corporation, | | |
| 5.900%, 11–15–32 . . . . . . . . . . . . . . . . . . | 1,450 | 1,553 |
| **Pharmaceuticals – 1.50%** | | |
| Abbott Laboratories, | | |
| 3.750%, 3–15–11 . . . . . . . . . . . . . . . . . . . | 2,000 | 2,068 |
| Pfizer Inc., | | |
| 4.450%, 3–15–12 . . . . . . . . . . . . . . . . . . . | 1,500 | 1,574 |
| Roche Holding Ltd, | | |
| 5.000%, 3–1–14 (B) . . . . . . . . . . . . . . . . . | 1,500 | 1,570 |
| | | 5,212 |
| **Property & Casualty Insurance – 0.15%** | | |
| Berkshire Hathaway Finance Corporation, | | |
| 4.000%, 4–15–12 (B) . . . . . . . . . . . . . . . . . | 500 | 517 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Soft Drinks – 0.37%** | | |
| Coca-Cola Enterprises Inc., | | |
| 6.700%, 10–15–36 . . . . . . . . . . . . . . . . . . . . | $ 500 | $ 528 |
| PepsiCo, Inc., | | |
| 3.750%, 3–1–14 . . . . . . . . . . . . . . . . . . . . . | 750 | 765 |
| | | 1,293 |
| **Systems Software – 0.14%** | | |
| Microsoft Corporation, | | |
| 2.950%, 6–1–14 . . . . . . . . . . . . . . . . . . . . . | 500 | 497 |
| **TOTAL CORPORATE DEBT SECURITIES – 11.68%** | | **$ 40,589** |
| (Cost: $38,521) | | |

**UNITED STATES GOVERNMENT AGENCY OBLIGATIONS**

| | Principal | Value |
|---|---|---|
| **Agency Obligations – 0.30%** | | |
| Federal National Mortgage Association, | | |
| 7.250%, 1–15–10 . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,037 |
| **Mortgage-Backed Obligations – 3.28%** | | |
| Federal National Mortgage Association Fixed | | |
| Rate Pass-Through Certificates: | | |
| 6.000%, 9–1–17 . . . . . . . . . . . . . . . . . . . . . | 376 | 399 |
| 5.000%, 1–1–18 . . . . . . . . . . . . . . . . . . . . . | 305 | 320 |
| 5.500%, 4–1–18 . . . . . . . . . . . . . . . . . . . . . | 89 | 94 |
| 5.000%, 5–1–18 . . . . . . . . . . . . . . . . . . . . . | 140 | 146 |
| 4.500%, 7–1–18 . . . . . . . . . . . . . . . . . . . . . | 2,036 | 2,111 |
| 7.000%, 9–1–25 . . . . . . . . . . . . . . . . . . . . . | 79 | 87 |
| 6.500%, 10–1–28 . . . . . . . . . . . . . . . . . . . . | 269 | 290 |
| 6.500%, 2–1–29 . . . . . . . . . . . . . . . . . . . . . | 176 | 190 |
| 7.500%, 4–1–31 . . . . . . . . . . . . . . . . . . . . . | 169 | 185 |
| 7.000%, 7–1–31 . . . . . . . . . . . . . . . . . . . . . | 244 | 269 |
| 7.000%, 9–1–31 . . . . . . . . . . . . . . . . . . . . . | 239 | 263 |
| 7.000%, 9–1–31 . . . . . . . . . . . . . . . . . . . . . | 188 | 207 |
| 7.000%, 11–1–31 . . . . . . . . . . . . . . . . . . . . | 54 | 59 |
| 6.500%, 2–1–32 . . . . . . . . . . . . . . . . . . . . . | 872 | 940 |
| 7.000%, 2–1–32 . . . . . . . . . . . . . . . . . . . . . | 292 | 321 |
| 7.000%, 2–1–32 . . . . . . . . . . . . . . . . . . . . . | 270 | 297 |
| 7.000%, 3–1–32 . . . . . . . . . . . . . . . . . . . . . | 183 | 202 |
| 7.000%, 7–1–32 . . . . . . . . . . . . . . . . . . . . . | 427 | 470 |
| 6.000%, 9–1–32 . . . . . . . . . . . . . . . . . . . . . | 1,679 | 1,771 |
| 6.000%, 2–1–33 . . . . . . . . . . . . . . . . . . . . . | 410 | 432 |
| 5.500%, 5–1–33 . . . . . . . . . . . . . . . . . . . . . | 731 | 758 |
| 5.500%, 5–1–33 . . . . . . . . . . . . . . . . . . . . . | 507 | 526 |
| 5.500%, 5–1–33 . . . . . . . . . . . . . . . . . . . . . | 305 | 317 |
| 5.500%, 6–1–33 . . . . . . . . . . . . . . . . . . . . . | 564 | 585 |
| Government National Mortgage Association | | |
| Fixed Rate Pass-Through Certificates: | | |
| 6.000%, 8–15–28 . . . . . . . . . . . . . . . . . . . . | 25 | 26 |
| 6.500%, 8–15–28 . . . . . . . . . . . . . . . . . . . . | 35 | 38 |
| United States Department of Veterans Affairs, | | |
| Guaranteed REMIC Pass-Through Certificates, | | |
| Vendee Mortgage Trust, 1997-A Class 3-A, | | |
| 8.293%, 12–15–26 . . . . . . . . . . . . . . . . . . . . | 100 | 110 |
| | | 11,413 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 3.58%** | | **$ 12,450** |
| (Cost: $11,992) | | |

**UNITED STATES GOVERNMENT OBLIGATIONS**

| | Principal | Value |
|---|---|---|
| **Treasury Inflation Protected Obligations – 0.36%** | | |
| United States Treasury Notes, | | |
| 3.000%, 7–15–12 (D) . . . . . . . . . . . . . . . . . | $ 1,186 | $ 1,255 |
| **Treasury Obligations – 16.56%** | | |
| United States Treasury Bonds: | | |
| 7.500%, 11–15–16 . . . . . . . . . . . . . . . . . . | 1,500 | 1,913 |
| 7.250%, 8–15–22 . . . . . . . . . . . . . . . . . . . | 4,000 | 5,253 |
| 6.250%, 8–15–23 . . . . . . . . . . . . . . . . . . . | 5,250 | 6,392 |
| 5.250%, 2–15–29 . . . . . . . . . . . . . . . . . . . | 1,150 | 1,292 |
| United States Treasury Notes: | | |
| 4.000%, 3–15–10 . . . . . . . . . . . . . . . . . . . | 3,200 | 3,281 |
| 4.250%, 10–15–10 . . . . . . . . . . . . . . . . . . | 10,000 | 10,466 |
| 3.875%, 2–15–13 . . . . . . . . . . . . . . . . . . . | 3,000 | 3,199 |
| 3.625%, 5–15–13 . . . . . . . . . . . . . . . . . . . | 3,000 | 3,174 |
| 4.250%, 8–15–13 . . . . . . . . . . . . . . . . . . . | 4,000 | 4,326 |
| 4.250%, 8–15–15 . . . . . . . . . . . . . . . . . . . | 17,000 | 18,233 |
| | | 57,529 |
| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 16.92%** | | **$ 58,784** |
| (Cost: $54,136) | | |

**SHORT-TERM SECURITIES**

| | Principal | Value |
|---|---|---|
| **Commercial Paper – 0.10%** | | |
| Kraft Foods Inc., | | |
| 0.290%, 7–10–09 . . . . . . . . . . . . . . . . . . . . | 368 | 368 |
| **Master Note – 0.01%** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (E) . . . . . . . . . . . . . . . . . . | 25 | 25 |
| **TOTAL SHORT-TERM SECURITIES – 0.11%** | | **$ 393** |
| (Cost: $393) | | |
| **TOTAL INVESTMENT SECURITIES – 99.66%** | | **$346,281** |
| (Cost: $315,109) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.34%** | | 1,177 |
| **NET ASSETS – 100.00%** | | **$347,458** |

**Notes to Schedule of Investments**

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $6,901 or 1.99% of net assets.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $1 or 0.00% of net assets.

(D)The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(E)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $315,102 |
| Gross unrealized appreciation | 43,561 |
| Gross unrealized depreciation | (12,382) |
| Net unrealized appreciation | $ 31,179 |

See Accompanying Notes to Financial Statements.

## Asset Allocation



Bonds 95.34%

Cash and Cash Equivalents 4.66%

| | |
|---|---|
| **Bonds** | **95.34%** |
| Corporate Debt Securities | 49.24% |
| United States Government and Government Agency Obligations | 44.86% |
| Other Government Securities | 0.88% |
| Municipal Bonds – Taxable | 0.36% |
| **Cash and Cash Equivalents** | **4.66%** |

## Bond Portfolio Characteristics

| | |
|---|---|
| Average maturity | 5.0 years |
| Effective duration | 3.8 years |
| Weighted average bond rating | AA |

## Quality Weightings



Investment Grade 93.45%

Non-Investment Grade 1.89%

Cash and Cash Equivalents 4.66%

| | |
|---|---|
| **Investment Grade** | **93.45%** |
| AAA | 56.30% |
| AA | 6.31% |
| A | 18.77% |
| BBB | 12.07% |
| **Non-Investment Grade** | **1.89%** |
| BB | 1.14% |
| B | 0.10% |
| Below B | 0.65% |
| **Cash and Cash Equivalents** | **4.66%** |

*Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.*

Bond *(in thousands)* JUNE 30, 2009 (UNAUDITED)

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Aerospace & Defense – 0.91%** | | |
| United Technologies Corporation, | | |
| 6.125%, 2–1–19 | $3,000 | $ 3,319 |
| **Air Freight & Logistics – 0.44%** | | |
| FedEx Corporation, | | |
| 7.375%, 1–15–14 | 1,500 | 1,621 |
| **Banking – 3.80%** | | |
| JPMorgan Chase & Co.: | | |
| 4.650%, 6–1–14 | 3,000 | 2,993 |
| 6.000%, 1–15–18 | 3,000 | 2,980 |
| Sovereign Bank (Federal Deposit Insurance Corporation), | | |
| 2.750%, 1–17–12 (A) | 5,000 | 5,067 |
| U.S. BANCORP, | | |
| 4.200%, 5–15–14 | 3,000 | 3,035 |
| | | 14,075 |
| **Beverage / Bottling – 0.96%** | | |
| Anheuser-Busch InBev Worldwide Inc., | | |
| 5.375%, 11–15–14 (B) | 3,500 | 3,533 |
| **Biotechnology – 0.52%** | | |
| Amgen Inc.: | | |
| 6.150%, 6–1–18 | 1,000 | 1,087 |
| 5.700%, 2–1–19 | 800 | 844 |
| | | 1,931 |
| **Building Products – 0.65%** | | |
| Hanson PLC, | | |
| 7.875%, 9–27–10 | 2,500 | 2,413 |
| **Cable & Satellite – 0.20%** | | |
| EchoStar DBS Corporation, | | |
| 6.375%, 10–1–11 | 750 | 728 |
| **Cable / Media – 0.79%** | | |
| Comcast Cable Communications, Inc., | | |
| 8.500%, 5–1–27 | 1,250 | 1,304 |
| Walt Disney Company (The), | | |
| 4.700%, 12–1–12 | 1,500 | 1,612 |
| | | 2,916 |
| **CMBS Other – 2.46%** | | |
| COMM 2005-C6, | | |
| 5.144%, 6–10–44 | 6,000 | 5,534 |
| J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2004-C1, | | |
| 4.719%, 1–15–38 | 2,000 | 1,737 |
| Merrill Lynch Mortgage Trust 2005-CIP1, | | |
| 4.949%, 7–12–38 (C) | 2,000 | 1,809 |
| | | 9,080 |
| **Coal & Consumable Fuels – 0.27%** | | |
| Peabody Energy Corporation, | | |
| 6.875%, 3–15–13 | 1,000 | 990 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Computer Hardware – 1.68%** | | |
| Hewlett-Packard Company: | | |
| 6.500%, 7–1–12 | $3,000 | $ 3,301 |
| 4.750%, 6–2–14 | 500 | 522 |
| International Business Machines Corporation, | | |
| 7.625%, 10–15–18 | 2,000 | 2,391 |
| | | 6,214 |
| **Conglomerate / Diversified Mfg – 0.75%** | | |
| Honeywell International Inc., | | |
| 5.000%, 2–15–19 | 2,225 | 2,273 |
| Westinghouse Electric Corporation, | | |
| 8.875%, 6–14–14 | 500 | 501 |
| | | 2,774 |
| **Consumer Finance – 0.97%** | | |
| American Express Travel Related Services Co., Inc., | | |
| 5.250%, 11–21–11 (D) | 3,600 | 3,579 |
| **Diversified Banks – 0.42%** | | |
| Wells Fargo Financial, Inc., | | |
| 5.500%, 8–1–12 | 1,500 | 1,560 |
| **Diversified Chemicals – 1.92%** | | |
| E.I. du Pont de Nemours and Company: | | |
| 5.000%, 1–15–13 | 2,000 | 2,103 |
| 5.750%, 3–15–19 | 4,725 | 4,987 |
| | | 7,090 |
| **Diversified Metals & Mining – 1.02%** | | |
| BHP Billiton Finance (USA) Limited: | | |
| 5.000%, 12–15–10 | 1,030 | 1,071 |
| 5.500%, 4–1–14 | 2,500 | 2,683 |
| | | 3,754 |
| **Electric – 2.13%** | | |
| HQI Transelec Chile S.A., | | |
| 7.875%, 4–15–11 | 750 | 781 |
| NorthWestern Corporation, | | |
| 6.340%, 4–1–19 (D) | 3,000 | 3,148 |
| PacifiCorp, | | |
| 5.500%, 1–15–19 | 1,000 | 1,057 |
| Pepco Holdings, Inc., | | |
| 4.000%, 5–15–10 | 750 | 751 |
| Southern Power Company, | | |
| 6.250%, 7–15–12 | 2,000 | 2,141 |
| | | 7,878 |
| **Electrical Components & Equipment – 0.68%** | | |
| Emerson Electric Co., | | |
| 4.875%, 10–15–19 | 2,500 | 2,501 |
| **Finance – Other – 2.19%** | | |
| CHYPS CBO 1997–1 Ltd., | | |
| 6.720%, 1–15–10 (D) | 146 | —* |
| General Electric Capital Corporation: | | |
| 1.259%, 4–10–12 (C) | 2,000 | 1,869 |
| 5.250%, 10–19–12 | 1,750 | 1,799 |
| 5.625%, 5–1–18 | 2,000 | 1,893 |
| Student Loan Marketing Association, | | |
| 0.000%, 10–3–22 (E) | 3,000 | 1,456 |
| TIAA Global Markets, Inc., | | |
| 5.125%, 10–10–12 (B) | 1,000 | 1,046 |
| | | 8,063 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Finance Companies – 0.14%** | | |
| ISA Capital do Brasil S.A., | | |
| 7.875%, 1–30–12 (B) . . . . . . . . . . . . . . . . . | $  500 | $    515 |
| **Food Processors – 0.27%** | | |
| Campbell Soup Company, | | |
| 4.500%, 2–15–19 . . . . . . . . . . . . . . . . . . . . . | 1,000 | 983 |
| **Gas – Local Distribution – 0.83%** | | |
| AGL Capital Corporation, | | |
| 7.125%, 1–14–11 . . . . . . . . . . . . . . . . . . . . . | 3,000 | 3,080 |
| **Gas Pipe Lines – 1.61%** | | |
| Maritimes & Northeast Pipeline, L.L.C., | | |
| 7.500%, 5–31–14 (D) . . . . . . . . . . . . . . . . . | 4,000 | 3,993 |
| Tennessee Gas Pipeline Company, | | |
| 7.000%, 3–15–27 . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,908 |
| | | 5,901 |
| **Health Care Facilities – 0.10%** | | |
| HCA – The Healthcare Company, | | |
| 8.750%, 9–1–10 . . . . . . . . . . . . . . . . . . . . . | 381 | 382 |
| **Household Appliances – 0.26%** | | |
| Controladora Mabe, S.A. de C.V., | | |
| 6.500%, 12–15–15 (D) . . . . . . . . . . . . . . . . | 1,000 | 941 |
| **Household Products – 1.54%** | | |
| Procter & Gamble Company (The): | | |
| 4.950%, 8–15–14 . . . . . . . . . . . . . . . . . . . . . | 3,000 | 3,213 |
| 8.000%, 9–1–24 . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,475 |
| | | 5,688 |
| **Hypermarkets & Super Centers – 0.80%** | | |
| Wal-Mart Stores, Inc., | | |
| 3.000%, 2–3–14 . . . . . . . . . . . . . . . . . . . . . | 3,000 | 2,961 |
| **Industrial Machinery – 0.85%** | | |
| Illinois Tool Works Inc., | | |
| 5.150%, 4–1–14 (B) . . . . . . . . . . . . . . . . . . | 3,000 | 3,154 |
| **Information / Data Technology – 0.29%** | | |
| IBM International Group Capital LLC, | | |
| 5.050%, 10–22–12 . . . . . . . . . . . . . . . . . . . | 1,000 | 1,071 |
| **Integrated Telecommunication Services – 1.12%** | | |
| AT&T Inc.: | | |
| 4.950%, 1–15–13 . . . . . . . . . . . . . . . . . . . . . | 750 | 780 |
| 5.800%, 2–15–19 . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,523 |
| AT&T Wireless Services, Inc., | | |
| 7.875%, 3–1–11 . . . . . . . . . . . . . . . . . . . . . | 1,700 | 1,834 |
| | | 4,137 |
| **Investment Banking & Brokerage – 1.12%** | | |
| Morgan Stanley (Federal Deposit Insurance Corporation), | | |
| 3.250%, 12–1–11 (A) . . . . . . . . . . . . . . . . . | 4,000 | 4,150 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Metals / Mining – 1.51%** | | |
| Rio Tinto Finance (USA) Limited, | | |
| 8.950%, 5–1–14 . . . . . . . . . . . . . . . . . . . . . | $5,000 | $   5,558 |
| **Multi-Utilities – 0.96%** | | |
| Dominion Resources, Inc., | | |
| 5.250%, 8–1–33 . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,452 |
| Duke Energy Corporation, | | |
| 6.250%, 1–15–12 . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,076 |
| | | 3,528 |
| **Oil & Gas – 0.58%** | | |
| Sunoco Logistics Partners Operations L.P., | | |
| 8.750%, 2–15–14 . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,149 |
| **Oil & Gas Equipment & Services – 0.78%** | | |
| Halliburton Company: | | |
| 6.150%, 9–15–19 . . . . . . . . . . . . . . . . . . . . | 1,375 | 1,489 |
| 6.750%, 2–1–27 . . . . . . . . . . . . . . . . . . . . | 1,400 | 1,401 |
| | | 2,890 |
| **Oilfield Machinery & Service – 0.99%** | | |
| Weatherford International, Inc., | | |
| 5.950%, 6–15–12 . . . . . . . . . . . . . . . . . . . . | 3,500 | 3,655 |
| **Other Mortgage-Backed Securities – 0.64%** | | |
| Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2005–2, | | |
| 4.783%, 7–10–43 (C) . . . . . . . . . . . . . . . . . | 2,500 | 2,354 |
| **Other Non-Agency REMIC/CMO – 2.94%** | | |
| Countrywide Home Loans Mortgage Pass-Through Trust 2005–28, | | |
| 5.250%, 1–25–19 . . . . . . . . . . . . . . . . . . . . | 2,520 | 1,624 |
| Countrywide Home Loans Mortgage Trust 2005-J4, | | |
| 5.500%, 11–25–35 . . . . . . . . . . . . . . . . . . . | 1,750 | 1,024 |
| First Horizon Alternative Mortgage Securities Trust 2005-FA6, | | |
| 5.500%, 9–25–35 . . . . . . . . . . . . . . . . . . . . | 2,265 | 1,401 |
| GSR Mortgage Loan Trust 2004–2F, | | |
| 7.000%, 1–25–34 . . . . . . . . . . . . . . . . . . . . | 769 | 719 |
| MASTR Adjustable Rate Mortgages Trust 2005–1, | | |
| 5.144%, 3–25–35 (C) . . . . . . . . . . . . . . . . . | 2,736 | 273 |
| Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–1, | | |
| 4.813%, 2–25–34 (C) . . . . . . . . . . . . . . . . . | 774 | 390 |
| Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–12, | | |
| 4.925%, 9–25–34 (C) . . . . . . . . . . . . . . . . . | 2,179 | 131 |
| Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–18, | | |
| 4.988%, 12–25–34 (C) . . . . . . . . . . . . . . . . | 3,077 | 154 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Other Non-Agency REMIC/CMO (Continued)** | | |
| Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–3AC, | | |
| 4.328%, 3–25–34 (C) . . . . . . . . . . . . . . . . . | $1,287 | $ 409 |
| Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–5, | | |
| 4.058%, 5–25–34 (C) . . . . . . . . . . . . . . . . . | 1,461 | 132 |
| Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2005–21, | | |
| 5.668%, 11–25–35 (C) . . . . . . . . . . . . . . . . | 1,231 | 31 |
| Structured Adjustable Rate Mortgage Loan Trust, Series 2005–22, | | |
| 5.526%, 12–25–35 (C) . . . . . . . . . . . . . . . . | 1,269 | 51 |
| Structured Adjustable Rate Mortgage Loan Trust, Series 2006–1, | | |
| 5.949%, 2–25–36 (C) . . . . . . . . . . . . . . . . . | 753 | 5 |
| Structured Asset Securities Corporation Trust 2005–16, | | |
| 5.500%, 9–25–35 . . . . . . . . . . . . . . . . . . . . | 3,000 | 2,072 |
| Wells Fargo Mortgage Pass-Through Certificates, Series 2003–10, | | |
| 4.500%, 9–25–18 . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,422 |
| | | 10,838 |
| **Paper / Forest Products – 0.07%** | | |
| Westvaco Corporation, | | |
| 7.500%, 6–15–27 . . . . . . . . . . . . . . . . . . . . | 309 | 273 |
| **Pharmaceuticals – 2.72%** | | |
| Abbott Laboratories: | | |
| 3.750%, 3–15–11 . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,068 |
| 5.600%, 5–15–11 . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,069 |
| GlaxoSmithKline Capital Inc., | | |
| 5.650%, 5–15–18 . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,647 |
| Johnson & Johnson, | | |
| 5.150%, 7–15–18 . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,131 |
| Roche Holding Ltd, | | |
| 5.000%, 3–1–14 (B) . . . . . . . . . . . . . . . . . . | 2,000 | 2,093 |
| | | 10,008 |
| **Property & Casualty Insurance – 2.13%** | | |
| Berkshire Hathaway Finance Corporation: | | |
| 4.000%, 4–15–12 (B) . . . . . . . . . . . . . . . . . | 3,000 | 3,101 |
| 4.750%, 5–15–12 . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,124 |
| 5.000%, 8–15–13 . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,624 |
| | | 7,849 |
| **Soft Drinks – 0.65%** | | |
| Coca-Cola Company (The), | | |
| 5.350%, 11–15–17 . . . . . . . . . . . . . . . . . . . | 2,250 | 2,403 |
| **Telecommunications – 3.04%** | | |
| British Telecommunications plc, | | |
| 5.150%, 1–15–13 . . . . . . . . . . . . . . . . . . . . | 3,500 | 3,489 |
| Deutsche Telekom International Finance B.V., | | |
| 4.875%, 7–8–14 . . . . . . . . . . . . . . . . . . . . . | 5,000 | 5,033 |
| New York Telephone Company, | | |
| 6.700%, 11–1–23 . . . . . . . . . . . . . . . . . . . . | 750 | 680 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Telecommunications (Continued)** | | |
| Pacific Bell, | | |
| 7.250%, 11–1–27 . . . . . . . . . . . . . . . . . . . . | $ 750 | $ 752 |
| Telecom Italia Capital, | | |
| 6.999%, 6–4–18 . . . . . . . . . . . . . . . . . . . . . | 1,250 | 1,264 |
| | | 11,218 |
| **Utilities – Water – 0.54%** | | |
| California Water Service Company, | | |
| 5.875%, 5–1–19 . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,978 |
| **TOTAL CORPORATE DEBT SECURITIES – 49.24%** | | **$181,683** |
| (Cost: $193,528) | | |
| **MUNICIPAL BONDS – TAXABLE – 0.36%** | | |
| **Massachusetts** | | |
| Massachusetts Health and Educational Facilities Authority, Revenue Bonds, Harvard University Issue, Series C (2008), | | |
| 5.260%, 10–1–18 . . . . . . . . . . . . . . . . . . . . | 1,250 | $ 1,321 |
| (Cost: $1,250) | | |
| **OTHER GOVERNMENT SECURITIES** | | |
| **Brazil – 0.15%** | | |
| Federative Republic of Brazil (The), | | |
| 9.250%, 10–22–10 . . . . . . . . . . . . . . . . . . . | 500 | 548 |
| **Canada – 0.46%** | | |
| Province de Quebec, | | |
| 7.140%, 2–27–26 . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,674 |
| **Supranational – 0.27%** | | |
| Inter-American Development Bank, | | |
| 8.400%, 9–1–09 . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,012 |
| **TOTAL OTHER GOVERNMENT SECURITIES – 0.88%** | | $ 3,234 |
| (Cost: $3,058) | | |
| **UNITED STATES GOVERNMENT AGENCY OBLIGATIONS** | | |
| **Agency Obligations – 6.89%** | | |
| Federal Agricultural Mortgage Corporation Guaranteed Notes Trust 2006–1, | | |
| 4.875%, 1–14–11 (B) . . . . . . . . . . . . . . . . . | 7,500 | 7,843 |
| Federal Farm Credit Bank: | | |
| 4.350%, 9–2–14 . . . . . . . . . . . . . . . . . . . . . | 4,400 | 4,684 |
| 5.200%, 11–28–16 . . . . . . . . . . . . . . . . . . . | 5,000 | 5,434 |
| 4.600%, 1–29–20 . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,428 |
| Federal Home Loan Mortgage Corporation, | | |
| 5.000%, 12–14–18 . . . . . . . . . . . . . . . . . . . | 2,554 | 2,425 |
| Federal National Mortgage Association, | | |
| 4.000%, 1–18–13 . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,602 |
| | | 25,416 |
| **Mortgage-Backed Obligations – 29.05%** | | |
| Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates, | | |
| 5.468%, 12–1–36 (C) . . . . . . . . . . . . . . . . . | 1,762 | 1,846 |

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Federal Home Loan Mortgage Corporation Agency REMIC/CMO: | | |
| 4.000%, 5–15–16 . . . . . . . . . . . . . . . . . . . . . | $ 724 | $ 743 |
| 5.000%, 5–15–19 . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,060 |
| 5.000%, 7–15–19 . . . . . . . . . . . . . . . . . . . . . | 868 | 875 |
| 5.000%, 5–15–23 . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,540 |
| 5.000%, 3–15–25 . . . . . . . . . . . . . . . . . . . . . | 4,000 | 4,077 |
| 7.500%, 9–15–29 . . . . . . . . . . . . . . . . . . . . . | 403 | 436 |
| 4.250%, 3–15–31 . . . . . . . . . . . . . . . . . . . . . | 565 | 573 |
| 5.000%, 5–15–31 . . . . . . . . . . . . . . . . . . . . . | 2,780 | 2,853 |
| 5.500%, 9–15–31 . . . . . . . . . . . . . . . . . . . . . | 2,698 | 2,768 |
| 5.000%, 9–15–32 . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,564 |
| 5.500%, 5–15–34 . . . . . . . . . . . . . . . . . . . . . | 602 | 635 |
| Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (F) | | |
| 5.500%, 12–15–13 . . . . . . . . . . . . . . . . . . . . | 658 | 29 |
| 5.500%, 4–15–24 . . . . . . . . . . . . . . . . . . . . . | 35 | —* |
| 5.500%, 4–15–24 . . . . . . . . . . . . . . . . . . . . . | 171 | —* |
| 5.000%, 6–15–24 . . . . . . . . . . . . . . . . . . . . . | 521 | 11 |
| 5.000%, 7–15–29 . . . . . . . . . . . . . . . . . . . . . | 975 | 57 |
| 5.000%, 9–15–31 . . . . . . . . . . . . . . . . . . . . . | 1,857 | 176 |
| 5.500%, 10–15–31 . . . . . . . . . . . . . . . . . . . . | 2,125 | 218 |
| Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates: | | |
| 4.000%, 6–1–14 . . . . . . . . . . . . . . . . . . . . . | 696 | 708 |
| 4.500%, 1–1–18 . . . . . . . . . . . . . . . . . . . . . | 666 | 690 |
| 4.500%, 4–1–18 . . . . . . . . . . . . . . . . . . . . . | 697 | 717 |
| 4.500%, 3–1–19 . . . . . . . . . . . . . . . . . . . . . | 979 | 1,006 |
| 4.500%, 10–1–20 . . . . . . . . . . . . . . . . . . . . | 2,810 | 2,913 |
| 5.000%, 6–1–21 . . . . . . . . . . . . . . . . . . . . . | 1,207 | 1,256 |
| 6.000%, 9–1–21 . . . . . . . . . . . . . . . . . . . . . | 1,112 | 1,178 |
| 5.000%, 11–1–21 . . . . . . . . . . . . . . . . . . . . | 1,632 | 1,695 |
| 5.500%, 3–1–22 . . . . . . . . . . . . . . . . . . . . . | 678 | 711 |
| 5.500%, 6–1–22 . . . . . . . . . . . . . . . . . . . . . | 643 | 673 |
| 6.000%, 8–1–22 . . . . . . . . . . . . . . . . . . . . . | 1,985 | 2,102 |
| 5.000%, 7–1–25 . . . . . . . . . . . . . . . . . . . . . | 1,803 | 1,854 |
| 6.000%, 2–1–27 . . . . . . . . . . . . . . . . . . . . . | 1,793 | 1,886 |
| 5.000%, 3–1–35 . . . . . . . . . . . . . . . . . . . . . | 1,274 | 1,300 |
| 5.500%, 10–1–35 . . . . . . . . . . . . . . . . . . . . | 985 | 1,020 |
| 5.500%, 8–1–36 . . . . . . . . . . . . . . . . . . . . . | 1,435 | 1,484 |
| Federal National Mortgage Association Adjustable Rate Pass-Through Certificates, | | |
| 5.361%, 12–1–36 (C) . . . . . . . . . . . . . . . . . . | 1,132 | 1,173 |
| Federal National Mortgage Association Agency REMIC/CMO: | | |
| 5.000%, 3–25–18 . . . . . . . . . . . . . . . . . . . . . | 3,500 | 3,709 |
| 5.000%, 6–25–18 . . . . . . . . . . . . . . . . . . . . . | 2,173 | 2,304 |
| 5.000%, 9–25–18 . . . . . . . . . . . . . . . . . . . . . | 500 | 523 |
| 5.000%, 3–25–29 . . . . . . . . . . . . . . . . . . . . . | 5,100 | 5,276 |
| 5.500%, 2–25–32 . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,536 |
| 5.500%, 10–25–32 . . . . . . . . . . . . . . . . . . . . | 3,500 | 3,608 |
| 4.000%, 11–25–32 . . . . . . . . . . . . . . . . . . . . | 469 | 470 |
| 4.000%, 3–25–33 . . . . . . . . . . . . . . . . . . . . . | 467 | 469 |
| 3.500%, 8–25–33 . . . . . . . . . . . . . . . . . . . . . | 1,097 | 1,065 |
| 4.500%, 12–25–34 . . . . . . . . . . . . . . . . . . . . | 1,825 | 1,860 |
| Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (F) | | |
| 5.000%, 3–25–18 . . . . . . . . . . . . . . . . . . . . . | 220 | 4 |
| 5.500%, 1–25–33 . . . . . . . . . . . . . . . . . . . . . | 1,708 | 189 |
| 5.500%, 11–25–36 . . . . . . . . . . . . . . . . . . . . | 8,596 | 1,110 |
| 5.500%, 8–25–37 . . . . . . . . . . . . . . . . . . . . . | 3,153 | 376 |

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Federal National Mortgage Association Fixed Rate Participation Certificates (Interest Only), (F) | | |
| 5.750%, 8–25–32 . . . . . . . . . . . . . . . . . . . . . | $1,299 | $ 83 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 5.500%, 1–1–17 . . . . . . . . . . . . . . . . . . . . . | 516 | 545 |
| 5.000%, 3–1–18 . . . . . . . . . . . . . . . . . . . . . | 1,332 | 1,395 |
| 5.000%, 3–1–18 . . . . . . . . . . . . . . . . . . . . . | 656 | 687 |
| 4.000%, 11–1–18 . . . . . . . . . . . . . . . . . . . . | 818 | 836 |
| 4.500%, 6–1–19 . . . . . . . . . . . . . . . . . . . . . | 2,314 | 2,396 |
| 4.500%, 8–1–19 . . . . . . . . . . . . . . . . . . . . . | 3,164 | 3,275 |
| 5.000%, 12–1–19 . . . . . . . . . . . . . . . . . . . . | 2,108 | 2,200 |
| 5.000%, 6–1–20 . . . . . . . . . . . . . . . . . . . . . | 670 | 698 |
| 5.500%, 11–1–22 . . . . . . . . . . . . . . . . . . . . | 2,769 | 2,919 |
| 5.500%, 10–1–23 . . . . . . . . . . . . . . . . . . . . | 530 | 555 |
| 5.000%, 4–1–24 . . . . . . . . . . . . . . . . . . . . . | 1,837 | 1,884 |
| 4.500%, 7–25–24 . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,007 |
| 5.000%, 5–1–28 . . . . . . . . . . . . . . . . . . . . . | 3,830 | 3,924 |
| 5.500%, 9–25–31 . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,037 |
| 5.000%, 6–25–32 . . . . . . . . . . . . . . . . . . . . | 5,000 | 5,179 |
| 5.500%, 2–1–33 . . . . . . . . . . . . . . . . . . . . . | 2,306 | 2,394 |
| 6.000%, 4–1–33 . . . . . . . . . . . . . . . . . . . . . | 773 | 815 |
| 5.500%, 6–1–33 . . . . . . . . . . . . . . . . . . . . . | 1,633 | 1,694 |
| 5.000%, 9–1–33 . . . . . . . . . . . . . . . . . . . . . | 3,234 | 3,306 |
| 5.000%, 5–1–35 . . . . . . . . . . . . . . . . . . . . . | 1,604 | 1,638 |
| 6.500%, 11–1–37 . . . . . . . . . . . . . . . . . . . . | 793 | 843 |
| 5.500%, 1–25–39 . . . . . . . . . . . . . . . . . . . . | 756 | 778 |
| Government National Mortgage Association Agency REMIC/CMO, | | |
| 4.585%, 8–16–34 . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,062 |
| Government National Mortgage Association Agency REMIC/CMO (Interest Only): (F) | | |
| 5.000%, 7–16–22 . . . . . . . . . . . . . . . . . . . . | 1,170 | 121 |
| 5.500%, 6–20–28 . . . . . . . . . . . . . . . . . . . . | 553 | 5 |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates, | | |
| 5.000%, 12–15–17 . . . . . . . . . . . . . . . . . . . | 441 | 464 |
| United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 2003–2 Class E, | | |
| 5.000%, 12–15–25 . . . . . . . . . . . . . . . . . . . | 131 | 130 |
| | | 107,196 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 35.94%** | | **$132,612** |
| (Cost: $129,343) | | |
| **UNITED STATES GOVERNMENT OBLIGATIONS – 8.92%** | | |
| **Treasury Obligations** | | |
| United States Treasury Bond Principal STRIPS, | | |
| 0.000%, 11–15–21 (E) . . . . . . . . . . . . . . . . | 3,050 | 1,769 |
| United States Treasury Bonds: | | |
| 8.000%, 11–15–21 . . . . . . . . . . . . . . . . . . . | 1,000 | 1,380 |
| 6.125%, 11–15–27 . . . . . . . . . . . . . . . . . . . | 5,000 | 6,155 |
| United States Treasury Notes: | | |
| 4.125%, 8–31–12 . . . . . . . . . . . . . . . . . . . . | 7,000 | 7,521 |
| 4.250%, 8–15–13 . . . . . . . . . . . . . . . . . . . . | 8,950 | 9,679 |
| 4.000%, 2–15–14 . . . . . . . . . . . . . . . . . . . . | 6,000 | 6,424 |
| (Cost: $31,425) | | |
| | | $ 32,928 |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper – 3.17%** | | |
| Clorox Co., | | |
| 0.500%, 7–20–09 . . . . . . . . . . . . . . . . . . . | $2,000 | $ 1,999 |
| General Mills, Inc., | | |
| 0.400%, 7–15–09 . . . . . . . . . . . . . . . . . . . | 3,000 | 3,000 |
| Praxair Inc., | | |
| 0.170%, 7–2–09 . . . . . . . . . . . . . . . . . . . . | 1,504 | 1,504 |
| Straight-A Funding, LLC | | |
| (Federal Financing Bank): | | |
| 0.260%, 7–10–09 . . . . . . . . . . . . . . . . . . . | 2,000 | 2,000 |
| 0.260%, 7–24–09 . . . . . . . . . . . . . . . . . . . | 1,686 | 1,686 |
| Unilever Capital Corporation, | | |
| 0.100%, 7–9–09 . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,500 |
| | | 11,689 |
| **Master Note – 1.38%** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (C) . . . . . . . . . . . . . . . . . | 5,089 | 5,089 |
| **TOTAL SHORT-TERM SECURITIES – 4.55%** | | **$ 16,778** |
| (Cost: $16,778) | | |
| **TOTAL INVESTMENT SECURITIES – 99.89%** | | **$368,556** |
| (Cost: $375,382) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.11%** | | 415 |
| **NET ASSETS – 100.00%** | | **$368,971** |

## Notes to Schedule of Investments

*Not shown due to rounding.

(A) Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $21,285 or 5.77% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $11,661 or 3.16% of net assets.

(E) Zero coupon bond.

(F) Amount shown in principal column represents notional amount for computation of interest.

The following acronyms are used throughout this schedule:
CMBS = Collateralized Mortgage-Backed Securities
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit
STRIPS = Separate Trading of Registered Interest and Principal Securities

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $375,345 |
| Gross unrealized appreciation | 13,160 |
| Gross unrealized depreciation | (19,949) |
| Net unrealized depreciation | $ (6,789) |

See Accompanying Notes to Financial Statements.

## Asset Allocation



Stocks 98.21%

Cash and Cash Equivalents 1.79%

| | |
|---|---|
| **Stocks** | **98.21%** |
| Information Technology | 21.23% |
| Financials | 17.55% |
| Consumer Staples | 14.91% |
| Energy | 12.59% |
| Consumer Discretionary | 10.56% |
| Health Care | 7.54% |
| Industrials | 7.34% |
| Materials | 5.96% |
| Telecommunication Services | 0.53% |
| **Cash and Cash Equivalents** | **1.79%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| Hewlett-Packard Company | Information Technology |
| QUALCOMM Incorporated | Information Technology |
| Lorillard, Inc. | Consumer Staples |
| Union Pacific Corporation | Industrials |
| XTO Energy Inc. | Energy |
| Coca-Cola Company (The) | Consumer Staples |
| Amgen Inc. | Health Care |
| Weatherford International Ltd. | Energy |
| Bank of America Corporation | Financials |
| JPMorgan Chase & Co. | Financials |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Core Equity (in thousands) JUNE 30, 2009 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Advertising – 1.81%** | | |
| Omnicom Group Inc. | 214 | $ 6,742 |
| **Aerospace & Defense – 1.12%** | | |
| Lockheed Martin Corporation | 52 | 4,178 |
| **Application Software – 2.75%** | | |
| SAP Aktiengesellschaft, ADR | 255 | 10,248 |
| **Biotechnology – 3.04%** | | |
| Amgen Inc. (A) | 214 | 11,345 |
| **Brewers – 2.67%** | | |
| Molson Coors Brewing Company, Class B | 235 | 9,952 |
| **Communications Equipment – 7.05%** | | |
| Juniper Networks, Inc. (A) | 262 | 6,186 |
| QUALCOMM Incorporated | 323 | 14,594 |
| Telefonaktiebolaget LM Ericsson, ADR | 566 | 5,535 |
| | | 26,315 |
| **Computer Hardware – 6.59%** | | |
| Apple Inc. (A) | 62 | 8,816 |
| Hewlett-Packard Company | 408 | 15,754 |
| | | 24,570 |
| **Construction & Farm Machinery & Heavy Trucks – 0.79%** | | |
| PACCAR Inc | 91 | 2,942 |
| **Consumer Finance – 3.25%** | | |
| American Express Company | 125 | 2,914 |
| Capital One Financial Corporation | 420 | 9,191 |
| | | 12,105 |
| **Data Processing & Outsourced Services – 0.25%** | | |
| Visa Inc., Class A | 15 | 928 |
| **Department Stores – 4.38%** | | |
| Kohl's Corporation (A) | 119 | 5,066 |
| Macy's Inc. | 646 | 7,602 |
| Nordstrom, Inc. | 184 | 3,668 |
| | | 16,336 |
| **Diversified Banks – 2.80%** | | |
| Wells Fargo & Company | 431 | 10,454 |
| **Diversified Chemicals – 1.03%** | | |
| PPG Industries, Inc. | 87 | 3,828 |
| **Fertilizers & Agricultural Chemicals – 0.86%** | | |
| Monsanto Company | 43 | 3,197 |
| **General Merchandise Stores – 1.65%** | | |
| Target Corporation | 156 | 6,153 |
| **Health Care Equipment – 3.43%** | | |
| Baxter International Inc. | 173 | 9,136 |
| Stryker Corporation | 91 | 3,624 |
| | | 12,760 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Home Improvement Retail – 1.84%** | | |
| Home Depot, Inc. (The) | 291 | $ 6,865 |
| **Hypermarkets & Super Centers – 3.49%** | | |
| Costco Wholesale Corporation | 222 | 10,150 |
| Wal-Mart Stores, Inc. | 59 | 2,853 |
| | | 13,003 |
| **Industrial Gases – 4.07%** | | |
| Air Products and Chemicals, Inc. | 122 | 7,908 |
| Praxair, Inc. | 102 | 7,278 |
| | | 15,186 |
| **Industrial Machinery – 1.88%** | | |
| Parker Hannifin Corporation | 163 | 7,007 |
| **Integrated Oil & Gas – 2.56%** | | |
| Exxon Mobil Corporation | 56 | 3,948 |
| Suncor Energy Inc. | 185 | 5,601 |
| | | 9,549 |
| **Integrated Telecommunication Services – 0.53%** | | |
| AT&T Inc. | 80 | 1,995 |
| **Internet Retail – 0.88%** | | |
| Amazon.com, Inc. (A) | 39 | 3,279 |
| **Investment Banking & Brokerage – 2.49%** | | |
| Charles Schwab Corporation (The) | 530 | 9,294 |
| **Oil & Gas Equipment & Services – 5.03%** | | |
| Schlumberger Limited | 63 | 3,425 |
| Smith International, Inc. | 169 | 4,357 |
| Weatherford International Ltd. (A) | 562 | 10,983 |
| | | 18,765 |
| **Oil & Gas Exploration & Production – 5.00%** | | |
| Noble Energy, Inc. | 98 | 5,761 |
| XTO Energy Inc. | 338 | 12,896 |
| | | 18,657 |
| **Other Diversified Financial Services – 5.76%** | | |
| Bank of America Corporation | 816 | 10,777 |
| JPMorgan Chase & Co. | 314 | 10,693 |
| | | 21,470 |
| **Pharmaceuticals – 1.07%** | | |
| Teva Pharmaceutical Industries Limited, ADR | 81 | 4,006 |
| **Railroads – 3.55%** | | |
| Union Pacific Corporation | 255 | 13,264 |
| **Semiconductor Equipment – 2.13%** | | |
| Applied Materials, Inc. | 726 | 7,960 |
| **Semiconductors – 2.46%** | | |
| Microchip Technology Incorporated | 407 | 9,171 |
| **Soft Drinks – 3.20%** | | |
| Coca-Cola Company (The) | 249 | 11,945 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Specialized Finance – 3.25%** | | |
| CME Group Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 27 | $ 8,338 |
| IntercontinentalExchange, Inc. (A) . . . . . . . . . . . | 33 | 3,793 |
| | | 12,131 |
| **Tobacco – 5.55%** | | |
| Lorillard, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 210 | 14,239 |
| Philip Morris International Inc. . . . . . . . . . . . . . . | 148 | 6,464 |
| | | 20,703 |
| **TOTAL COMMON STOCKS – 98.21%** | | **$366,303** |
| (Cost: $372,484) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper – 1.89%** | | |
| Roche Holdings, Inc., | | |
| 0.190%, 7–9–09 . . . . . . . . . . . . . . . . . . . . . . | $5,000 | 5,000 |
| Total Capital SA, | | |
| 0.080%, 7–1–09 . . . . . . . . . . . . . . . . . . . . . . | 2,021 | 2,021 |
| | | 7,021 |
| **Master Note – 0.06%** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (B) . . . . . . . . . . . . . . . . . . . | 242 | 242 |
| **TOTAL SHORT-TERM SECURITIES – 1.95%** | | **$ 7,263** |
| (Cost: $7,263) | | |

| | | |
|---|---|---|
| **TOTAL INVESTMENT SECURITIES – 100.16%** | | **$373,566** |
| (Cost: $379,747) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.16%)** | | **(592)** |
| **NET ASSETS – 100.00%** | | **$372,974** |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $380,455 |
| Gross unrealized appreciation | 25,007 |
| Gross unrealized depreciation | (31,896) |
| Net unrealized depreciation | $ (6,889) |

See Accompanying Notes to Financial Statements.

# Dividend Opportunities

## Asset Allocation



Stocks 88.28%

Cash and Cash Equivalents 11.72%

| Stocks | 88.28% |
|---|---|
| Energy | 19.36% |
| Consumer Staples | 18.64% |
| Industrials | 13.46% |
| Information Technology | 11.35% |
| Financials | 6.32% |
| Materials | 6.18% |
| Health Care | 5.55% |
| Consumer Discretionary | 4.60% |
| Telecommunication Services | 1.76% |
| Utilities | 1.06% |
| **Cash and Cash Equivalents** | **11.72%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| Colgate-Palmolive Company | Consumer Staples |
| Exxon Mobil Corporation | Energy |
| Abbott Laboratories | Health Care |
| Microchip Technology Incorporated | Information Technology |
| Philip Morris International Inc. | Consumer Staples |
| Lorillard, Inc. | Consumer Staples |
| Schlumberger Limited | Energy |
| Fluor Corporation | Industrials |
| QUALCOMM Incorporated | Information Technology |
| Deere & Company | Industrials |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Dividend Opportunities *(in thousands)* JUNE 30, 2009 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aerospace & Defense – 2.83%** | | |
| Lockheed Martin Corporation | 15 | $ 1,202 |
| Raytheon Company | 75 | 3,334 |
| | | 4,536 |
| **Asset Management & Custody Banks – 0.74%** | | |
| AllianceBernstein Holding L.P. | 59 | 1,193 |
| **Brewers – 1.28%** | | |
| Molson Coors Brewing Company, Class B | 49 | 2,061 |
| **Communications Equipment – 4.62%** | | |
| Consolidated Communications Holdings, Inc. | 127 | 1,490 |
| Nokia Corporation, Series A, ADR | 144 | 2,098 |
| QUALCOMM Incorporated | 85 | 3,822 |
| | | 7,410 |
| **Computer Hardware – 1.48%** | | |
| Hewlett-Packard Company | 62 | 2,377 |
| **Construction & Engineering – 2.42%** | | |
| Fluor Corporation | 76 | 3,886 |
| **Construction & Farm Machinery & Heavy Trucks – 2.34%** | | |
| Deere & Company | 94 | 3,752 |
| **Data Processing & Outsourced Services – 0.71%** | | |
| Visa Inc., Class A | 18 | 1,133 |
| **Department Stores – 0.91%** | | |
| Macy's Inc. | 125 | 1,465 |
| **Distillers & Vintners – 1.65%** | | |
| Diageo plc, ADR | 46 | 2,640 |
| **Diversified Banks – 0.86%** | | |
| U.S. Bancorp | 77 | 1,375 |
| **Diversified Metals & Mining – 1.60%** | | |
| Rio Tinto plc, ADR | 16 | 2,565 |
| **Electrical Components & Equipment – 1.45%** | | |
| Emerson Electric Co. | 72 | 2,330 |
| **Fertilizers & Agricultural Chemicals – 1.93%** | | |
| Monsanto Company | 42 | 3,096 |
| **Health Care Equipment – 2.38%** | | |
| Baxter International Inc. | 12 | 641 |
| Medtronic, Inc. | 71 | 2,486 |
| Stryker Corporation | 17 | 691 |
| | | 3,818 |
| **Home Improvement Retail – 0.47%** | | |
| Lowe's Companies, Inc. | 39 | 755 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Homebuilding – 0.83%** | | |
| D.R. Horton, Inc. | 142 | $ 1,326 |
| **Hotels, Resorts & Cruise Lines – 0.66%** | | |
| Starwood Hotels & Resorts Worldwide, Inc. | 47 | 1,052 |
| **Household Products – 4.62%** | | |
| Colgate-Palmolive Company | 83 | 5,897 |
| Procter & Gamble Company (The) | 30 | 1,511 |
| | | 7,408 |
| **Hypermarkets & Super Centers – 1.29%** | | |
| Wal-Mart Stores, Inc. | 43 | 2,073 |
| **Industrial Gases – 1.49%** | | |
| Air Products and Chemicals, Inc. | 37 | 2,388 |
| **Industrial Machinery – 1.04%** | | |
| Illinois Tool Works Inc. | 45 | 1,671 |
| **Integrated Oil & Gas – 5.08%** | | |
| BP p.l.c., ADR | 49 | 2,343 |
| Exxon Mobil Corporation | 83 | 5,803 |
| | | 8,146 |
| **Integrated Telecommunication Services – 1.76%** | | |
| AT&T Inc. | 87 | 2,154 |
| Iowa Telecommunications Services, Inc. | 53 | 669 |
| | | 2,823 |
| **Multi-Utilities – 1.06%** | | |
| Dominion Resources, Inc. | 51 | 1,701 |
| **Oil & Gas Equipment & Services – 8.01%** | | |
| Halliburton Company | 121 | 2,505 |
| National Oilwell Varco, Inc. (A) | 64 | 2,075 |
| Schlumberger Limited | 89 | 4,800 |
| Smith International, Inc. | 57 | 1,460 |
| Weatherford International Ltd. (A) | 101 | 1,985 |
| | | 12,825 |
| **Oil & Gas Exploration & Production – 3.00%** | | |
| Apache Corporation | 37 | 2,649 |
| XTO Energy Inc. | 57 | 2,170 |
| | | 4,819 |
| **Oil & Gas Storage & Transportation – 3.27%** | | |
| El Paso Pipeline Partners, L.P. | 105 | 1,848 |
| Enbridge Inc. | 42 | 1,455 |
| NuStar GP Holdings, LLC | 84 | 1,942 |
| | | 5,245 |
| **Other Diversified Financial Services – 1.28%** | | |
| JPMorgan Chase & Co. | 60 | 2,045 |
| **Pharmaceuticals – 3.17%** | | |
| Abbott Laboratories | 108 | 5,090 |
| **Property & Casualty Insurance – 1.83%** | | |
| ACE Limited | 34 | 1,513 |
| Travelers Companies, Inc. (The) | 35 | 1,426 |
| | | 2,939 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Railroads – 3.38%** | | |
| Burlington Northern Santa Fe Corporation . . . . . . | 26 | $ 1,933 |
| Union Pacific Corporation . . . . . . . . . . . . . . . . . | 67 | 3,487 |
| | | 5,420 |
| **Restaurants – 1.73%** | | |
| McDonald's Corporation . . . . . . . . . . . . . . . . . | 48 | 2,784 |
| **Semiconductors – 3.04%** | | |
| Microchip Technology Incorporated . . . . . . . . . . . | 216 | 4,881 |
| **Soft Drinks – 2.91%** | | |
| Coca-Cola Company (The) . . . . . . . . . . . . . . . . | 34 | 1,622 |
| PepsiCo, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 55 | 3,047 |
| | | 4,669 |
| **Specialized Finance – 1.61%** | | |
| CME Group Inc. . . . . . . . . . . . . . . . . . . . . . . . | 8 | 2,589 |
| **Steel – 1.16%** | | |
| Nucor Corporation . . . . . . . . . . . . . . . . . . . . . | 42 | 1,857 |
| **Systems Software – 1.50%** | | |
| Microsoft Corporation . . . . . . . . . . . . . . . . . . . | 101 | 2,410 |
| **Tobacco – 6.89%** | | |
| Altria Group, Inc. . . . . . . . . . . . . . . . . . . . . . . | 82 | 1,341 |
| Lorillard, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 71 | 4,830 |
| Philip Morris International Inc. . . . . . . . . . . . . . . | 112 | 4,877 |
| | | 11,048 |
| **TOTAL COMMON STOCKS – 88.28%** | | **$141,601** |

(Cost: $152,764)

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper – 10.52%** | | |
| American Honda Finance Corp., | | |
| 0.400%, 7–9–09 . . . . . . . . . . . . . . . . . . . . . | $1,500 | 1,500 |
| General Mills, Inc.: | | |
| 0.400%, 7–9–09 . . . . . . . . . . . . . . . . . . . . . | 4,500 | 4,499 |
| 0.450%, 7–10–09 . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,000 |
| Kraft Foods Inc., | | |
| 0.350%, 7–16–09 . . . . . . . . . . . . . . . . . . . . | 2,320 | 2,320 |
| McCormick & Co. Inc., | | |
| 0.250%, 7–1–09 . . . . . . . . . . . . . . . . . . . . . | 2,553 | 2,553 |
| Total Capital SA, | | |
| 0.080%, 7–1–09 . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,500 |
| Unilever Capital Corporation, | | |
| 0.100%, 7–9–09 . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,500 |
| | | 16,872 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Master Note – 0.80%** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (B) . . . . . . . . . . . . . . . . . . . | $1,280 | $ 1,280 |
| **TOTAL SHORT-TERM SECURITIES – 11.32%** | | **$ 18,152** |

(Cost: $18,152)

| | | |
|---|---|---|
| **TOTAL INVESTMENT SECURITIES – 99.60%** | | **$159,753** |

(Cost: $170,916)

| | | |
|---|---|---|
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.40%** | | 638 |

| | | |
|---|---|---|
| **NET ASSETS – 100.00%** | | **$160,391** |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $170,950 |
| Gross unrealized appreciation | 3,498 |
| Gross unrealized depreciation | (14,695) |
| Net unrealized depreciation | $ (11,197) |

See Accompanying Notes to Financial Statements.

## Asset Allocation



Stocks 90.58%

Cash and Cash Equivalents 9.42%

| | |
|---|---|
| **Stocks** | **90.58%** |
| Energy | 78.37% |
| Industrials | 7.15% |
| Utilities | 3.23% |
| Information Technology | 1.24% |
| Materials | 0.59% |
| **Cash and Cash Equivalents** | **9.42%** |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Southwestern Energy Company | Energy | Oil & Gas Exploration & Production |
| Exxon Mobil Corporation | Energy | Integrated Oil & Gas |
| Schlumberger Limited | Energy | Oil & Gas Equipment & Services |
| National Oilwell Varco, Inc. | Energy | Oil & Gas Equipment & Services |
| Fluor Corporation | Industrials | Construction & Engineering |
| Occidental Petroleum Corporation | Energy | Integrated Oil & Gas |
| Weatherford International Ltd. | Energy | Oil & Gas Equipment & Services |
| Apache Corporation | Energy | Oil & Gas Exploration & Production |
| Helmerich & Payne, Inc. | Energy | Oil & Gas Drilling |
| Halliburton Company | Energy | Oil & Gas Equipment & Services |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Energy *(in thousands)* JUNE 30, 2009 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Coal & Consumable Fuels – 3.28%** | | |
| Arch Coal, Inc. | 8 | $ 126 |
| Cameco Corporation | 5 | 140 |
| CONSOL Energy Inc. | 5 | 155 |
| Foundation Coal Holdings, Inc. | 5 | 143 |
| Peabody Energy Corporation | 9 | 256 |
| | | 820 |
| **Construction & Engineering – 4.15%** | | |
| Fluor Corporation | 15 | 754 |
| Jacobs Engineering Group Inc. (A) | 7 | 282 |
| | | 1,036 |
| **Construction & Farm Machinery & Heavy Trucks – 1.11%** | | |
| Bucyrus International, Inc., Class A | 10 | 278 |
| **Diversified Metals & Mining – 0.59%** | | |
| BHP Billiton Limited, ADR | 3 | 148 |
| **Electric Utilities – 3.23%** | | |
| Entergy Corporation | 6 | 438 |
| Exelon Corporation | 7 | 369 |
| | | 807 |
| **Electrical Components & Equipment – 1.89%** | | |
| Energy Conversion Devices, Inc. (A) | 5 | 74 |
| First Solar, Inc. (A) | 2 | 397 |
| | | 471 |
| **Integrated Oil & Gas – 16.84%** | | |
| BP p.l.c., ADR | 11 | 527 |
| ConocoPhillips | 9 | 368 |
| Exxon Mobil Corporation | 13 | 909 |
| Hess Corporation | 7 | 384 |
| Marathon Oil Corporation | 9 | 261 |
| Occidental Petroleum Corporation | 11 | 737 |
| Petroleo Brasileiro S.A. – Petrobras, ADR | 14 | 590 |
| Suncor Energy Inc. | 14 | 431 |
| | | 4,207 |
| **Oil & Gas Drilling – 6.29%** | | |
| ENSCO International Incorporated | 7 | 237 |
| Helmerich & Payne, Inc. | 20 | 604 |
| Nabors Industries Ltd. (A) | 24 | 372 |
| Transocean Inc. (A) | 5 | 359 |
| | | 1,572 |
| **Oil & Gas Equipment & Services – 22.89%** | | |
| Baker Hughes Incorporated | 7 | 264 |
| BJ Services Company | 25 | 337 |
| Cameron International Corporation (A) | 20 | 572 |
| FMC Technologies, Inc. (A) | 9 | 353 |
| Halliburton Company | 29 | 603 |
| NATCO Group Inc., Class A (A) | 9 | 301 |
| National Oilwell Varco, Inc. (A) | 26 | 852 |
| Schlumberger Limited | 16 | 875 |
| Smith International, Inc. | 15 | 385 |
| Technip SA, ADR | 3 | 167 |
| Tenaris S.A., ADR | 11 | 299 |
| Weatherford International Ltd. (A) | 36 | 709 |
| | | 5,717 |
| **Oil & Gas Exploration & Production – 23.82%** | | |
| Anadarko Petroleum Corporation | 7 | 338 |
| Apache Corporation | 9 | 638 |
| Cabot Oil & Gas Corporation | 4 | 123 |
| CNOOC Limited, ADR | 2 | 277 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Oil & Gas Exploration & Production** (Continued) | | |
| Continental Resources, Inc. (A) | 20 | $ 545 |
| Devon Energy Corporation | 9 | 474 |
| EOG Resources, Inc. | 8 | 520 |
| Newfield Exploration Company (A) | 15 | 503 |
| Noble Energy, Inc. | 10 | 575 |
| Southwestern Energy Company (A) | 30 | 1,155 |
| Ultra Petroleum Corp. (A) | 7 | 287 |
| XTO Energy Inc. | 14 | 517 |
| | | 5,952 |
| **Oil & Gas Refining & Marketing – 1.21%** | | |
| Clean Energy Fuels Corp. (A) | 17 | 148 |
| Valero Energy Corporation | 9 | 154 |
| | | 302 |
| **Oil & Gas Storage & Transportation – 4.04%** | | |
| El Paso Corporation | 30 | 278 |
| El Paso Pipeline Partners, L.P. | 16 | 280 |
| Enbridge Inc. | 13 | 450 |
| | | 1,008 |
| **Semiconductor Equipment – 1.24%** | | |
| Applied Materials, Inc. | 28 | 309 |
| **TOTAL COMMON STOCKS – 90.58%** | | **$22,627** |
| (Cost: $28,736) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Master Note – 4.90%** | | |
| Toyota Motor Credit Corporation, 0.197%, 7–1–09 (B) | $1,223 | 1,223 |
| **United States Government Agency Obligations – 4.94%** | | |
| Federal Home Loan Mortgage Corporation, 0.020%, 7–1–09 | 1,234 | 1,234 |
| **TOTAL SHORT-TERM SECURITIES – 9.84%** | | **$ 2,457** |
| (Cost: $2,457) | | |
| **TOTAL INVESTMENT SECURITIES – 100.42%** | | **$25,084** |
| (Cost: $31,193) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.42%)** | | **(105)** |
| **NET ASSETS – 100.00%** | | **$24,979** |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $31,197 |
| Gross unrealized appreciation | 920 |
| Gross unrealized depreciation | (7,033) |
| Net unrealized depreciation | $ (6,113) |

See Accompanying Notes to Financial Statements.

# Global Natural Resources

ALL DATA IS AS OF JUNE 30, 2009 (UNAUDITED)

## Asset Allocation


Stocks 89.77%
Options 3.10%
Bonds 0.46%
Cash and Cash Equivalents 6.67%

| | |
|---|---|
| **Stocks** | **89.77%** |
| Energy | 43.43% |
| Materials | 28.54% |
| Industrials | 9.63% |
| Utilities | 5.30% |
| Information Technology | 1.21% |
| Financials | 0.96% |
| Consumer Staples | 0.70% |
| **Options** | **3.10%** |
| **Bonds** | **0.46%** |
| Corporate Debt Securities | 0.46% |
| **Cash and Cash Equivalents** | **6.67%** |

## Country Weightings


North America 54.95%
Europe 13.88%
South America 9.78%
Other 5.10%
Pacific Basin 4.71%
Bahamas/Caribbean 1.81%
Cash and Cash Equivalents and Options 9.77%

| | |
|---|---|
| **North America** | **54.95%** |
| United States | 43.29% |
| Canada | 11.66% |
| **Europe** | **13.88%** |
| Russia | 5.09% |
| Other Europe(1) | 8.79% |
| **South America** | **9.78%** |
| Brazil | 9.13% |
| Other South America(2) | 0.65% |
| **Other(3)** | **5.10%** |
| **Pacific Basin(4)** | **4.71%** |
| **Bahamas/Caribbean(5)** | **1.81%** |
| **Cash and Cash Equivalents and Options** | **9.77%** |

*(1)Includes 0.13% Cyprus, 2.11% Denmark, 1.11% Germany, 0.79% Kazakhstan, 0.93% Norway, 1.21% Switzerland and 2.51% United Kingdom.*

*(2)Includes 0.23% Chile and 0.42% Peru.*

*(3)Includes 1.66% Israel, 1.36% Panama and 2.08% South Africa.*

*(4)Includes 2.83% China, 0.21% Hong Kong, 0.46% Indonesia, 0.38% Singapore and 0.83% Thailand.*

*(5)Includes 0.70% Bermuda and 1.11% Cayman Islands.*

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Potash Corporation of Saskatchewan Inc. | Canada | Materials | Fertilizers & Agricultural Chemicals |
| Petrohawk Energy Corporation | United States | Energy | Oil & Gas Exploration & Production |
| Open Joint Stock Company Gazprom, ADR | Russia | Energy | Integrated Oil & Gas |
| El Paso Corporation | United States | Energy | Oil & Gas Storage & Transportation |
| Cameron International Corporation | United States | Energy | Oil & Gas Equipment & Services |
| Transocean Inc. | United States | Energy | Oil & Gas Drilling |
| Randgold Resources Limited, ADR | United Kingdom | Materials | Gold |
| Yingli Green Energy Holding Company Limited, ADR | China | Industrials | Electrical Components & Equipment |
| Halliburton Company | United States | Energy | Oil & Gas Equipment & Services |
| Canadian Natural Resources Limited | Canada | Energy | Oil & Gas Exploration & Production |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Global Natural Resources (in thousands) JUNE 30, 2009 (UNAUDITED)

| COMMON STOCKS AND RIGHTS | Shares | Value |
|---|---|---|
| **Bermuda – 0.70%** | | |
| Bunge Limited | 15 | $ 874 |
| **Brazil – 5.43%** | | |
| Companhia de Saneamento de Minas Gerais (A) | 118 | 1,524 |
| Companhia Energetica de Minas Gerais – CEMIG, ADR | 90 | 1,210 |
| Gerdau S.A. | 66 | 691 |
| Petroleo Brasileiro S.A.- Petrobras, ADR | 15 | 500 |
| Suzano Bahia Sul Papel E Celulose S.A. (A)(B) | 268 | 2,049 |
| Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (A) | 22 | 463 |
| Votorantim Celulose e Papel S.A., ADR (B) | 35 | 375 |
| | | 6,812 |
| **Canada – 11.66%** | | |
| Agrium Inc. | 27 | 1,057 |
| Anatolia Minerals Development Ltd. (A)(B) | 54 | 131 |
| Aquiline Resources Inc. (A)(B) | 56 | 88 |
| ARISE Technologies Corporation (A)(B) | 105 | 34 |
| Atacama Minerals Corp. (A)(B)(C) | 120 | 48 |
| Barrick Gold Corporation (A) | 18 | 619 |
| Cameco Corporation | 10 | 261 |
| Canadian Natural Resources Limited (A) | 51 | 2,683 |
| First Quantum Minerals Ltd. (A) | 30 | 1,452 |
| Kinross Gold Corporation | 23 | 417 |
| MGM Energy Corp. (A)(B) | 331 | 46 |
| Potash Corporation of Saskatchewan Inc. | 69 | 6,420 |
| Sino-Forest Corporation (A)(B)(D) | 79 | 845 |
| TriStar Oil & Gas Ltd. (A)(B) | 56 | 529 |
| | | 14,630 |
| **Cayman Islands – 1.11%** | | |
| China High Speed Transmission Equipment Group Co., Ltd. (A) | 339 | 675 |
| Subsea 7 Inc. (A)(B) | 70 | 716 |
| | | 1,391 |
| **Chile – 0.23%** | | |
| Sociedad Quimica y Minera de Chile S.A., ADR | 8 | 290 |
| **China – 2.43%** | | |
| Yingli Green Energy Holding Company Limited, ADR (B) | 225 | 3,049 |
| **Cyprus – 0.13%** | | |
| Buried Hill Energy (Cyprus) Public Company Limited (A)(B)(C) | 70 | 168 |
| **Denmark – 2.11%** | | |
| Vestas Wind Systems A/S (A)(B) | 37 | 2,652 |
| **Germany – 1.11%** | | |
| SGL Carbon SE (A)(B) | 45 | 1,391 |
| **Hong Kong – 0.21%** | | |
| Guangdong Investment Limited (A) | 536 | 264 |

| COMMON STOCKS AND RIGHTS (Continued) | Shares | Value |
|---|---|---|
| **Indonesia – 0.46%** | | |
| PT Tambang Batubara Bukit Asam (Persero) Tbk (A) | 505 | $ 573 |
| **Israel – 1.66%** | | |
| Israel Chemicals Ltd. (A) | 210 | 2,085 |
| **Kazakhstan – 0.79%** | | |
| Joint Stock Company KazMunaiGas Exploration Production, GDR (A) | 52 | 988 |
| **Norway – 0.93%** | | |
| Renewable Energy Corporation ASA (A)(B) | 130 | 1,009 |
| Renewable Energy Corporation ASA, Rights (A)(B) | 45 | 160 |
| | | 1,169 |
| **Panama – 1.36%** | | |
| McDermott International, Inc. (B) | 84 | 1,708 |
| **Peru – 0.42%** | | |
| Compania de Minas Buenaventura S.A.A., ADR | 22 | 529 |
| **Russia – 5.09%** | | |
| Open Joint Stock Company Gazprom, ADR (A) | 240 | 4,860 |
| Uralkali Group, GDR (A) | 95 | 1,530 |
| | | 6,390 |
| **Singapore – 0.38%** | | |
| Straits Asia Resources Limited (A) | 400 | 483 |
| **South Africa – 2.08%** | | |
| Gold Fields Limited, ADR | 127 | 1,530 |
| Impala Platinum Holdings Limited (A) | 49 | 1,083 |
| | | 2,613 |
| **Switzerland – 1.21%** | | |
| Noble Corporation | 50 | 1,513 |
| **Thailand – 0.83%** | | |
| Banpu Public Company Limited (A) | 81 | 793 |
| Banpu Public Company Limited, Registered Shares (A) | 25 | 246 |
| | | 1,039 |
| **United Kingdom – 2.51%** | | |
| Randgold Resources Limited, ADR | 49 | 3,144 |
| **United States – 43.01%** | | |
| Allegheny Technologies Incorporated | 36 | 1,257 |
| Alpha Natural Resources, Inc. (B) | 60 | 1,576 |
| Ball Corporation | 30 | 1,355 |
| Bristow Group Inc. (B) | 1 | 18 |
| Cameron International Corporation (B) | 142 | 4,018 |
| Celanese Corporation, Series A | 35 | 831 |
| Chesapeake Energy Corporation | 135 | 2,677 |
| Comstock Resources, Inc. (B) | 15 | 496 |
| CONSOL Energy Inc. | 37 | 1,240 |
| Copano Energy, L.L.C. | 28 | 449 |
| Crown Holdings, Inc. (B) | 67 | 1,617 |

| COMMON STOCKS AND RIGHTS (Continued) | Shares | Value |
|---|---|---|
| United States (Continued) | | |
| Dril-Quip, Inc. (B) . . . . . . . . . . . . . . . . . . . . . . . . | 22 | $ 838 |
| El Paso Corporation . . . . . . . . . . . . . . . . . . . . . . | 505 | 4,662 |
| Energy Recovery, Inc. (B) . . . . . . . . . . . . . . . . . . | 28 | 198 |
| Energy Transfer Partners, L.P. . . . . . . . . . . . . . . | 45 | 1,822 |
| FMC Corporation . . . . . . . . . . . . . . . . . . . . . . . . | 21 | 993 |
| Foster Wheeler Ltd. (B) . . . . . . . . . . . . . . . . . . . . | 43 | 1,021 |
| GrafTech International Ltd. (B) . . . . . . . . . . . . . . | 120 | 1,357 |
| Halliburton Company (E) . . . . . . . . . . . . . . . . . . | 140 | 2,898 |
| Hess Corporation . . . . . . . . . . . . . . . . . . . . . . . . | 6 | 323 |
| MarkWest Energy Partners, L.P. . . . . . . . . . . . . . | 14 | 255 |
| National Oilwell Varco, Inc. (B). . . . . . . . . . . . . . | 75 | 2,450 |
| Oceaneering International, Inc. (B) . . . . . . . . . . . | 27 | 1,220 |
| Owens-Illinois, Inc. (B) . . . . . . . . . . . . . . . . . . . . | 90 | 2,521 |
| Peabody Energy Corporation . . . . . . . . . . . . . . . | 64 | 1,930 |
| Petrohawk Energy Corporation (B) . . . . . . . . . . . | 233 | 5,185 |
| Questar Corporation . . . . . . . . . . . . . . . . . . . . . | 51 | 1,587 |
| Regency Energy Partners LP . . . . . . . . . . . . . . . . | 45 | 655 |
| Rockwood Holdings, Inc. (B). . . . . . . . . . . . . . . . | 65 | 952 |
| SandRidge Energy, Inc. (B) . . . . . . . . . . . . . . . . . | 50 | 426 |
| Smith International, Inc. . . . . . . . . . . . . . . . . . | 15 | 386 |
| Superior Energy Services, Inc. (B) . . . . . . . . . . . . | 81 | 1,406 |
| Targa Resources Partners LP . . . . . . . . . . . . . . . . | 21 | 291 |
| Transocean Inc. (B) . . . . . . . . . . . . . . . . . . . . . . . | 50 | 3,677 |
| Williams Companies, Inc. (The) . . . . . . . . . . . . . | 90 | 1,405 |
| | | 53,992 |

**TOTAL COMMON STOCKS AND RIGHTS – 85.85%**  $107,747

(Cost: $116,891)

**PREFERRED STOCKS**

| Brazil – 3.64% | | |
|---|---|---|
| Bradespar S.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . | 94 | 1,218 |
| CESP – Companhia Energetica de Sao Paulo (A) . . . . . . . . . . . . . . . . . . . . . . . | 112 | 1,111 |
| Companhia Energetica de Minas Gerais – CEMIG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 60 | 805 |
| Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (A) . . . . . . . . . . . . . . . . . . . . . . . . | 68 | 1,444 |
| | | 4,578 |
| United States – 0.28% | | |
| Konarka Technologies, Inc., 8.0% Cumulative (B)(C) . . . . . . . . . . . . . . . . . | 68 | 348 |

**TOTAL PREFERRED STOCKS – 3.92%**  $ 4,926

(Cost: $3,483)

| CALL OPTIONS – 3.10% | Number of Contracts | Value |
|---|---|---|
| Chesapeake Energy Corporation: | | |
| Oct $12.50, Expires 10–19–09 . . . . . . . . . . . | 1 | $ 518 |
| Oct $16.00, Expires 10–19–09 . . . . . . . . . . . | —* | 192 |
| Chevron Corporation: | | |
| Sep $45.00, Expires 9–21–09 . . . . . . . . . . . . | 1 | 1,266 |
| Sep $50.00, Expires 9–21–09 . . . . . . . . . . . . | —* | 495 |
| El Paso Corporation, | | |
| Oct $7.00, Expires 10–19–09 . . . . . . . . . . . . | 2 | 510 |
| Exxon Mobil Corporation, | | |
| Oct $55.00, Expires 10–19–09 . . . . . . . . . . . | —* | 278 |
| Occidental Petroleum Corporation, | | |
| Nov $45.00, Expires 11–23–09 . . . . . . . . . . . | —* | 633 |
| (Cost: $4,585) | | $ 3,892 |

| CORPORATE DEBT SECURITIES | Principal | |
|---|---|---|
| Brazil – 0.06% | | |
| Bahia Sul Celulose S.A., 8.614%, 12–1–12 (D)(F)(G) . . . . . . . . . . . . . | BRL180 | 76 |
| China – 0.40% | | |
| Yingli Green Energy Holding Company Limited, Convertible, 0.000%, 12–15–12 (H). . . . . . . . . . . . . . . . | $ 516 | 498 |

**TOTAL CORPORATE DEBT SECURITIES – 0.46%**  $ 574

(Cost: $385)

| SHORT-TERM SECURITIES | | |
|---|---|---|
| Master Note – 4.11% | | |
| Toyota Motor Credit Corporation, 0.197%, 7–1–09 (F) . . . . . . . . . . . . . . . . . . | 5,164 | 5,164 |
| Treasury Bills – 0.80% | | |
| United States Treasury Bills, 0.135%, 7–30–09 (E) . . . . . . . . . . . . . . . . . . | 1,000 | 1,000 |
| United States Government Agency Obligations – 0.82% | | |
| Federal Home Loan Mortgage Corporation, 0.020%, 7–1–09 . . . . . . . . . . . . . . . . . . . . . | 1,027 | 1,027 |

**TOTAL SHORT-TERM SECURITIES – 5.73%**  $ 7,191

(Cost: $7,191)

**TOTAL INVESTMENT SECURITIES – 99.06%**  $124,330

(Cost: $132,535)

**CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.94%**  1,175

**NET ASSETS – 100.00%**  $125,505

## Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at June 30, 2009:

| Type | Currency | Principal Amount of Contract (Denominated in Indicated Currency) | Settlement Date | Unrealized Appreciation | Unrealized Depreciation |
|------|----------|-----------------------------------------------|-----------------|-------------------------|-------------------------|
| Sell | Euro | 100 | 8–6–09 | $3 | $— |
| Sell | Euro | 150 | 9–25–09 | —* | — |
| Sell | South African Rand | 370 | 7–29–09 | — | 4 |
| Sell | South African Rand | 2,000 | 8–12–09 | — | 24 |
| Sell | South African Rand | 1,800 | 9–2–09 | — | 15 |
| | | | | $3 | $43 |

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Illiquid restricted securities. At June 30, 2009, the following restricted securities were owned:

| Security | Acquisition Date | Shares | Cost | Market Value |
|----------|------------------|--------|------|--------------|
| Atacama Minerals Corp. | 8–19–08 | 120 | $113 | $48 |
| Buried Hill Energy (Cyprus) Public Company Limited | 5–1–07 to 4–17–08 | 70 | 118 | 168 |
| Konarka Technologies, Inc., 8.0% Cumulative | 8–31–07 | 68 | 211 | 348 |
| | | | $442 | $564 |

The total value of these securities represented approximately 0.45% of net assets at June 30, 2009.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $921 or 0.73% of net assets.

(E) Securities serve as collateral for the following open futures contracts at June 30, 2009:

| Description | Type | Expiration Date | Number of Contracts | Market Value | Unrealized Appreciation |
|-------------|------|-----------------|---------------------|--------------|-------------------------|
| S&P 500 Emini | Short | 9–19–09 | —* | $(13,733) | $134 |

(F) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

(G) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real).

(H) Zero coupon bond.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
GDR = Global Depositary Receipts

### Market Sector Diversification

| (as a % of net assets) | |
|------------------------|--------|
| Energy | 43.43% |
| Materials | 28.60% |
| Industrials | 10.03% |
| Utilities | 5.30% |
| Information Technology | 1.21% |
| Financials | 0.96% |
| Consumer Staples | 0.70% |
| Other+ | 9.77% |

+Includes options, cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $141,086 |
| Gross unrealized appreciation | 7,796 |
| Gross unrealized depreciation | (24,552) |
| Net unrealized depreciation | $ (16,756) |

See Accompanying Notes to Financial Statements.

## Asset Allocation



Stocks 98.07%

Cash and Cash Equivalents 1.93%

| Stocks | **98.07%** |
|---|---|
| Information Technology | 31.81% |
| Consumer Discretionary | 15.20% |
| Health Care | 14.18% |
| Consumer Staples | 11.96% |
| Financials | 7.48% |
| Industrials | 6.44% |
| Energy | 5.80% |
| Materials | 5.20% |
| **Cash and Cash Equivalents** | **1.93%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| Apple Inc. | Information Technology |
| Colgate-Palmolive Company | Consumer Staples |
| QUALCOMM Incorporated | Information Technology |
| Google Inc., Class A | Information Technology |
| Hewlett-Packard Company | Information Technology |
| Gilead Sciences, Inc. | Health Care |
| Wal-Mart Stores, Inc. | Consumer Staples |
| Abbott Laboratories | Health Care |
| Microchip Technology Incorporated | Information Technology |
| McDonald's Corporation | Consumer Discretionary |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Growth *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aerospace & Defense – 4.51%** | | |
| Lockheed Martin Corporation | 287 | $ 23,115 |
| Raytheon Company | 135 | 5,989 |
| United Technologies Corporation | 118 | 6,105 |
| | | 35,209 |
| **Asset Management & Custody Banks – 1.84%** | | |
| BlackRock, Inc., Class A | 38 | 6,596 |
| T. Rowe Price Group, Inc. | 187 | 7,800 |
| | | 14,396 |
| **Automotive Retail – 1.63%** | | |
| AutoZone, Inc. (A) | 44 | 6,649 |
| O'Reilly Automotive, Inc. (A) | 161 | 6,112 |
| | | 12,761 |
| **Biotechnology – 5.11%** | | |
| Genzyme Corporation (A) | 70 | 3,914 |
| Gilead Sciences, Inc. (A) | 769 | 36,034 |
| | | 39,948 |
| **Casinos & Gaming – 0.26%** | | |
| Wynn Resorts, Limited (A) | 57 | 1,994 |
| **Communications Equipment – 9.36%** | | |
| Cisco Systems, Inc. (A) | 1,007 | 18,772 |
| QUALCOMM Incorporated | 867 | 39,189 |
| Research In Motion Limited (A) | 214 | 15,190 |
| | | 73,151 |
| **Computer Hardware – 10.08%** | | |
| Apple Inc. (A) | 299 | 42,586 |
| Hewlett-Packard Company | 937 | 36,223 |
| | | 78,809 |
| **Construction & Farm Machinery & Heavy Trucks – 0.88%** | | |
| Deere & Company | 172 | 6,875 |
| **Data Processing & Outsourced Services – 3.65%** | | |
| MasterCard Incorporated, Class A | 41 | 6,776 |
| Visa Inc., Class A | 349 | 21,754 |
| | | 28,530 |
| **Department Stores – 2.60%** | | |
| Kohl's Corporation (A) | 474 | 20,281 |
| **Electrical Components & Equipment – 0.62%** | | |
| Emerson Electric Co. | 150 | 4,854 |
| **Environmental & Facilities Services – 0.43%** | | |
| Stericycle, Inc. (A) | 65 | 3,349 |
| **Fertilizers & Agricultural Chemicals – 2.33%** | | |
| Monsanto Company | 244 | 18,132 |
| **General Merchandise Stores – 1.85%** | | |
| Target Corporation | 366 | 14,446 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care Equipment – 3.68%** | | |
| Baxter International Inc. | 422 | $ 22,329 |
| Medtronic, Inc. | 115 | 4,012 |
| Stryker Corporation | 60 | 2,384 |
| | | 28,725 |
| **Health Care Supplies – 0.56%** | | |
| DENTSPLY International Inc. | 143 | 4,349 |
| **Home Entertainment Software – 0.57%** | | |
| Activision Blizzard, Inc. (A) | 350 | 4,421 |
| **Home Improvement Retail – 4.03%** | | |
| Home Depot, Inc. (The) | 831 | 19,627 |
| Lowe's Companies, Inc. | 610 | 11,830 |
| | | 31,457 |
| **Household Products – 5.07%** | | |
| Colgate-Palmolive Company | 560 | 39,614 |
| **Hypermarkets & Super Centers – 5.14%** | | |
| Costco Wholesale Corporation | 212 | 9,679 |
| Wal-Mart Stores, Inc. | 629 | 30,455 |
| | | 40,134 |
| **Industrial Gases – 1.92%** | | |
| Praxair, Inc. | 211 | 15,017 |
| **Internet Software & Services – 4.65%** | | |
| Google Inc., Class A (A) | 86 | 36,324 |
| **Investment Banking & Brokerage – 0.48%** | | |
| Charles Schwab Corporation (The) | 215 | 3,762 |
| **Life Sciences Tools & Services – 1.06%** | | |
| Thermo Fisher Scientific Inc. (A) | 202 | 8,252 |
| **Oil & Gas Equipment & Services – 5.80%** | | |
| National Oilwell Varco, Inc. (A) | 194 | 6,346 |
| Schlumberger Limited | 434 | 23,499 |
| Smith International, Inc. | 145 | 3,729 |
| Weatherford International Ltd. (A) | 600 | 11,736 |
| | | 45,310 |
| **Other Diversified Financial Services – 2.96%** | | |
| JPMorgan Chase & Co. | 676 | 23,070 |
| **Pharmaceuticals – 3.77%** | | |
| Abbott Laboratories | 627 | 29,489 |
| **Restaurants – 4.83%** | | |
| McDonald's Corporation | 434 | 24,974 |
| YUM! Brands, Inc. | 386 | 12,859 |
| | | 37,833 |
| **Semiconductors – 3.50%** | | |
| Microchip Technology Incorporated | 1,211 | 27,308 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Soft Drinks – 1.75%** | | |
| Coca-Cola Company (The) ................. | 285 | $ 13,672 |
| | | |
| **Specialized Finance – 2.20%** | | |
| CME Group Inc. ........................... | 55 | 17,204 |
| | | |
| **Specialty Chemicals – 0.95%** | | |
| Ecolab Inc. ............................. | 191 | 7,447 |
| | | |
| **TOTAL COMMON STOCKS – 98.07%** | | **$766,123** |
| (Cost: $741,480) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper – 1.79%** | | |
| American Honda Finance Corp., | | |
| 0.300%, 7–21–09 ..................... | $4,000 | 3,999 |
| General Mills, Inc., | | |
| 0.400%, 7–9–09 ...................... | 3,500 | 3,500 |
| Straight-A Funding, LLC | | |
| (Federal Financing Bank), | | |
| 0.260%, 7–24–09 ..................... | 1,486 | 1,486 |
| Total Capital SA, | | |
| 0.080%, 7–1–09 ...................... | 5,000 | 5,000 |
| | | 13,985 |
| **Master Note – 0.10%** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (B) ................... | 819 | 819 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 1.89%** | | **$ 14,804** |
| (Cost: $14,804) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 99.96%** | | **$780,927** |
| (Cost: $756,284) | | |
| | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.04%** | | **344** |
| | | |
| **NET ASSETS – 100.00%** | | **$781,271** |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $757,492 |
| Gross unrealized appreciation | 88,978 |
| Gross unrealized depreciation | (65,543) |
| Net unrealized appreciation | $ 23,435 |

See Accompanying Notes to Financial Statements.

## Asset Allocation



Bonds 95.49%

Cash and Cash Equivalents and Equities 4.51%

| Bonds | 95.49% |
|---|---|
| Corporate Debt Securities | 90.15% |
| Senior Loans | 5.34% |
| Cash and Cash Equivalents and Equities | 4.51% |

## Bond Portfolio Characteristics

| | |
|---|---|
| Average maturity | 5.4 years |
| Effective duration | 3.6 years |
| Weighted average bond rating | B+ |

## Quality Weightings



Non-Investment Grade 89.75%

Investment Grade 5.74%

Cash and Cash Equivalents and Equities 4.51%

| Investment Grade | 5.74% |
|---|---|
| A | 0.65% |
| BBB | 5.09% |
| Non-Investment Grade | 89.75% |
| BB | 22.05% |
| B | 42.65% |
| Below B | 25.05% |
| Cash and Cash Equivalents and Equities | 4.51% |

*Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.*

High Income *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Broadcasting – 0.00%** | | |
| Citadel Broadcasting Corporation (A) | 15 | $ 1 |
| **Casinos & Gaming – 0.06%** | | |
| Pinnacle Entertainment, Inc. (A) | 13 | 115 |
| **Movies & Entertainment – 0.06%** | | |
| RHI Entertainment, Inc. (A) | 35 | 112 |
| **Oil & Gas Storage & Transportation – 0.13%** | | |
| Inergy, L.P. | 10 | 255 |
| **Wireless Telecommunication Service – 0.04%** | | |
| NII Holdings, Inc. (A) | 4 | 67 |
| **TOTAL COMMON STOCKS – 0.29%** | | $ 550 |
| (Cost:$1,538) | | |

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Aerospace – 0.39%** | | |
| Esterline Technologies Corporation, | | |
| 7.750%, 6–15–13 | $ 750 | 728 |
| **Apparel, Accessories & Luxury Goods – 0.80%** | | |
| Oxford Industries, Inc., | | |
| 11.375%, 7–15–15 (B) | 700 | 693 |
| Perry Ellis International, Inc., | | |
| 8.875%, 9–15–13 | 1,000 | 815 |
| | | 1,508 |
| **Automobile Manufacturers – 0.73%** | | |
| UCI Holdco, Inc., | | |
| 8.624%, 12–15–13 (C) | 2,635 | 562 |
| United Auto Group, Inc., | | |
| 7.750%, 12–15–16 | 1,000 | 808 |
| | | 1,370 |
| **Automotive Retail – 1.13%** | | |
| Group 1 Automotive, Inc., | | |
| 8.250%, 8–15–13 | 2,500 | 2,113 |
| **Building Products – 1.91%** | | |
| CPG International I Inc., | | |
| 10.500%, 7–1–13 | 2,000 | 1,120 |
| Norcraft Companies, L.P. and Norcraft Finance Corp., | | |
| 9.750%, 9–1–12 | 1,600 | 1,496 |
| Ply Gem Industries, Inc., | | |
| 11.750%, 6–15–13 | 1,500 | 968 |
| | | 3,584 |
| **Cable & Satellite – 2.59%** | | |
| Cablevision Systems Corporation, | | |
| 8.000%, 4–15–12 | 665 | 658 |
| CSC Holdings, Inc.: | | |
| 8.500%, 6–15–15 (B) | 600 | 590 |
| 8.625%, 2–15–19 (B) | 250 | 243 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Cable & Satellite** (Continued) | | |
| DirecTV Holdings LLC and DirecTV Financing Co., | | |
| 7.625%, 5–15–16 | $2,000 | $ 1,944 |
| EchoStar DBS Corporation, | | |
| 7.750%, 5–31–15 | 1,500 | 1,429 |
| | | 4,864 |
| **Capital Goods – 0.79%** | | |
| RBS Global, Inc. and Rexnord LLC: | | |
| 9.500%, 8–1–14 | 1,025 | 876 |
| 9.500%, 8–1–14 (B) | 286 | 245 |
| 11.750%, 8–1–16 | 500 | 369 |
| | | 1,490 |
| **Casinos & Gaming – 5.28%** | | |
| Ameristar Casinos, Inc., | | |
| 9.250%, 6–1–14 (B) | 2,750 | 2,804 |
| Inn of the Mountain Gods Resort and Casino, | | |
| 12.000%, 11–15–10 (D) | 1,750 | 700 |
| MGM MIRAGE: | | |
| 8.500%, 9–15–10 | 2,600 | 2,359 |
| 10.375%, 5–15–14 (B) | 325 | 337 |
| 7.625%, 1–15–17 | 500 | 324 |
| 11.125%, 11–15–17 (B) | 650 | 689 |
| Pinnacle Entertainment, Inc.: | | |
| 8.250%, 3–15–12 | 1,996 | 1,986 |
| 8.750%, 10–1–13 | 500 | 503 |
| 7.500%, 6–15–15 | 250 | 214 |
| | | 9,916 |
| **Chemicals – 0.22%** | | |
| Nalco Company, | | |
| 7.750%, 11–15–11 | 414 | 414 |
| **Consumer Finance – 3.43%** | | |
| ASG Consolidated LLC and ASG Finance, Inc., | | |
| 11.500%, 11–1–11 | 3,325 | 3,042 |
| Ford Motor Credit Company: | | |
| 9.750%, 9–15–10 | 1,000 | 958 |
| 9.875%, 8–10–11 | 1,000 | 925 |
| 3.889%, 1–13–12 (C) | 350 | 271 |
| 8.000%, 12–15–16 | 1,000 | 765 |
| Ford Motor Credit Company LLC, | | |
| 12.000%, 5–15–15 | 500 | 468 |
| | | 6,429 |
| **Consumer Products – 1.74%** | | |
| Visant Holding Corp., | | |
| 8.750%, 12–1–13 | 3,325 | 3,267 |
| **Containers – 1.24%** | | |
| Graham Packaging Company, L.P. and GPC Capital Corp. I: | | |
| 8.500%, 10–15–12 | 750 | 724 |
| 9.875%, 10–15–14 | 1,000 | 930 |
| Huntsman International LLC, | | |
| 7.375%, 1–1–15 | 850 | 667 |
| | | 2,321 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Diversified Metals & Mining – 0.94%** | | |
| Freeport-McMoRan Copper & Gold Inc.: | | |
| 4.995%, 4–1–15 (C) | $1,000 | $ 936 |
| 8.250%, 4–1–15 | 825 | 833 |
| | | 1,769 |
| **Diversified Support Services – 0.93%** | | |
| Iron Mountain Incorporated, | | |
| 8.625%, 4–1–13 | 1,750 | 1,746 |
| **Diversified Telecom – 0.78%** | | |
| Qwest Corporation: | | |
| 8.875%, 3–15–12 | 500 | 504 |
| 8.375%, 5–1–16 (B) | 1,000 | 965 |
| | | 1,469 |
| **Electronic Manufacturing Services – 0.97%** | | |
| Tyco Electronics Ltd., | | |
| 6.550%, 10–1–17 | 2,000 | 1,816 |
| **Environmental & Facilities Services – 0.80%** | | |
| Allied Waste North America, Inc.: | | |
| 7.125%, 5–15–16 | 1,000 | 1,005 |
| 6.875%, 6–1–17 | 500 | 495 |
| | | 1,500 |
| **Fertilizers & Agricultural Chemicals – 0.81%** | | |
| Mosaic Company (The): | | |
| 7.375%, 12–1–14 (B) | 500 | 515 |
| 7.625%, 12–1–16 (B) | 1,000 | 1,014 |
| | | 1,529 |
| **General Merchandise Stores – 2.59%** | | |
| Dollar General Corporation: | | |
| 10.625%, 7–15–15 | 3,750 | 4,050 |
| 11.875%, 7–15–17 | 750 | 810 |
| | | 4,860 |
| **Health Care Equipment – 1.11%** | | |
| Biomet, Inc.: | | |
| 10.000%, 10–15–17 | 750 | 763 |
| 10.375%, 10–15–17 | 500 | 484 |
| 11.625%, 10–15–17 | 850 | 833 |
| | | 2,080 |
| **Health Care Facilities – 4.49%** | | |
| HCA Inc.: | | |
| 6.750%, 7–15–13 | 2,500 | 2,200 |
| 9.875%, 2–15–17 (B) | 300 | 303 |
| 8.500%, 4–15–19 (B) | 1,000 | 980 |
| HealthSouth Corporation: | | |
| 7.218%, 6–15–14 (C) | 3,500 | 3,194 |
| 10.750%, 6–15–16 | 1,750 | 1,759 |
| | | 8,436 |
| **Health Care Facilities / Supplies – 5.47%** | | |
| Apria Healthcare Group Inc., | | |
| 11.250%, 11–1–14 (B) | 950 | 917 |
| Bio-Rad Laboratories, Inc., | | |
| 8.000%, 9–15–16 (B) | 500 | 495 |
| ReAble Therapeutics Finance LLC and ReAble Therapeutics Finance Corporation: | | |
| 10.875%, 11–15–14 | 1,000 | 875 |
| 11.750%, 11–15–14 | 1,500 | 1,088 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Health Care Facilities / Supplies** (Continued) | | |
| Rural/Metro Corporation, | | |
| 0.000%, 3–15–16 (E) | $1,415 | $ 1,005 |
| United Surgical Partners International, Inc., | | |
| 8.875%, 5–1–17 | 2,000 | 1,820 |
| US Oncology Holdings, Inc., | | |
| 9.125%, 8–15–17 (B) | 1,950 | 1,934 |
| US Oncology, Inc., | | |
| 10.750%, 8–15–14 | 2,150 | 2,128 |
| | | 10,262 |
| **Hotels, Resorts & Cruise Lines – 2.06%** | | |
| Gaylord Entertainment Company: | | |
| 8.000%, 11–15–13 | 1,000 | 853 |
| 6.750%, 11–15–14 | 2,300 | 1,719 |
| Starwood Hotels & Resorts Worldwide, Inc., | | |
| 6.750%, 5–15–18 | 1,500 | 1,286 |
| | | 3,858 |
| **Household Products – 0.59%** | | |
| Simmons Bedding Company, | | |
| 7.875%, 1–15–14 (D) | 1,225 | 680 |
| Simmons Company, | | |
| 0.000%, 12–15–14 (E) | 3,000 | 420 |
| | | 1,100 |
| **Industrial – Other – 0.79%** | | |
| TEGSA, | | |
| 6.000%, 10–1–12 | 750 | 737 |
| Tyco Electronics Group S.A., | | |
| 5.950%, 1–15–14 | 800 | 747 |
| | | 1,484 |
| **IT Consulting & Other Services – 1.10%** | | |
| SunGard Data Systems Inc.: | | |
| 9.125%, 8–15–13 | 625 | 591 |
| 10.625%, 5–15–15 (B) | 1,500 | 1,470 |
| | | 2,061 |
| **Leisure – 1.25%** | | |
| Cinemark USA, Inc., | | |
| 8.625%, 6–15–19 (B) | 1,000 | 988 |
| Speedway Motorsports, Inc., | | |
| 8.750%, 6–1–16 (B) | 1,350 | 1,366 |
| | | 2,354 |
| **Machinery – 0.96%** | | |
| Terex Corporation, | | |
| 10.875%, 6–1–16 | 1,800 | 1,800 |
| **Metals / Mining – 1.80%** | | |
| Compass Minerals International, Inc., | | |
| 8.000%, 6–1–19 (B) | 1,200 | 1,189 |
| Teck Resources Limited: | | |
| 9.750%, 5–15–14 (B) | 520 | 538 |
| 10.250%, 5–15–16 (B) | 780 | 817 |
| 10.750%, 5–15–19 (B) | 780 | 839 |
| | | 3,383 |
| **Movies & Entertainment – 1.18%** | | |
| AMC Entertainment Inc., | | |
| 11.000%, 2–1–16 | 1,500 | 1,451 |
| Marquee Holdings Inc., | | |
| 9.505%, 8–15–14 | 1,000 | 770 |
| | | 2,221 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Office Services & Supplies – 2.13%** | | |
| Interface, Inc.: | | |
| 11.375%, 11–1–13 (B) | $1,200 | $ 1,242 |
| 9.500%, 2–1–14 | 3,000 | 2,760 |
| | | 4,002 |
| **Oil & Gas Exploration & Production – 2.89%** | | |
| Bill Barrett Corporation, | | |
| 9.875%, 7–15–16 | 250 | 238 |
| Chesapeake Energy Corporation, | | |
| 9.500%, 2–15–15 | 700 | 705 |
| Denbury Resources Inc.: | | |
| 7.500%, 4–1–13 | 250 | 239 |
| 7.500%, 12–15–15 | 500 | 475 |
| 9.750%, 3–1–16 | 200 | 206 |
| Petrohawk Energy Corporation: | | |
| 9.125%, 7–15–13 | 2,250 | 2,239 |
| 10.500%, 8–1–14 (B) | 400 | 409 |
| 7.875%, 6–1–15 | 1,000 | 925 |
| | | 5,436 |
| **Oil & Gas Storage & Transportation – 2.32%** | | |
| Copano Energy, L.L.C., | | |
| 8.125%, 3–1–16 | 650 | 611 |
| El Paso Corporation, | | |
| 8.250%, 2–15–16 | 275 | 267 |
| Inergy, L.P., | | |
| 8.750%, 3–1–15 (B) | 1,600 | 1,564 |
| Inergy, L.P. and Inergy Finance Corp., | | |
| 8.250%, 3–1–16 | 2,000 | 1,905 |
| | | 4,347 |
| **Oil Refining & Marketing – 0.50%** | | |
| Quicksilver Resources Inc.: | | |
| 11.750%, 1–1–16 | 600 | 621 |
| 7.125%, 4–1–16 | 400 | 312 |
| | | 933 |
| **Packaged Foods & Meats – 1.91%** | | |
| Central Garden & Pet Company, | | |
| 9.125%, 2–1–13 | 3,750 | 3,586 |
| **Paper Packaging – 0.45%** | | |
| Sealed Air Corporation, | | |
| 7.875%, 6–15–17 (B) | 850 | 842 |
| **Paper Products – 1.88%** | | |
| Buckeye Technologies Inc.: | | |
| 8.000%, 10–15–10 | 2,645 | 2,593 |
| 8.500%, 10–1–13 | 1,000 | 930 |
| | | 3,523 |
| **Pharmaceuticals – 0.28%** | | |
| Warner Chilcott Corporation, | | |
| 8.750%, 2–1–15 | 533 | 530 |
| **Publishing – 0.74%** | | |
| Nielsen Finance LLC and Nielsen Finance Co.: | | |
| 11.500%, 5–1–16 (B) | 900 | 875 |
| 0.000%, 8–1–16 (E) | 800 | 514 |
| | | 1,389 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Railroads – 3.23%** | | |
| Kansas City Southern de Mexico, S.A. de C.V.: | | |
| 7.625%, 12–1–13 | $ 350 | $ 301 |
| 7.375%, 6–1–14 | 500 | 420 |
| 12.500%, 4–1–16 (B) | 1,500 | 1,523 |
| Kansas City Southern Railway Company (The), | | |
| 13.000%, 12–15–13 | 2,500 | 2,749 |
| TFM, S.A. de C.V., | | |
| 9.375%, 5–1–12 | 1,125 | 1,069 |
| | | 6,062 |
| **Restaurants – 1.75%** | | |
| NPC International, Inc., | | |
| 9.500%, 5–1–14 | 3,605 | 3,281 |
| **Retail / Food & Drug – 0.16%** | | |
| Rite Aid Corporation, | | |
| 9.750%, 6–12–16 (B) | 300 | 300 |
| **Retail Stores – 5.68%** | | |
| Federated Retail Holdings, Inc.: | | |
| 5.350%, 3–15–12 | 550 | 501 |
| 5.900%, 12–1–16 | 750 | 611 |
| Jostens IH Corp., | | |
| 7.625%, 10–1–12 | 1,500 | 1,496 |
| Limited Brands, Inc., | | |
| 8.500%, 6–15–19 (B) | 1,350 | 1,293 |
| Pantry, Inc. (The), | | |
| 7.750%, 2–15–14 | 1,000 | 885 |
| Sally Holdings LLC and Sally Capital Inc.: | | |
| 9.250%, 11–15–14 | 1,750 | 1,740 |
| 10.500%, 11–15–16 | 1,000 | 990 |
| Sonic Automotive, Inc., | | |
| 8.625%, 8–15–13 | 1,828 | 1,280 |
| Stater Bros. Holdings Inc., | | |
| 8.125%, 6–15–12 | 1,100 | 1,084 |
| SUPERVALU INC., | | |
| 8.000%, 5–1–16 | 800 | 776 |
| | | 10,656 |
| **Secondary Oil & Gas Producers – 0.52%** | | |
| EXCO Resources, Inc., | | |
| 7.250%, 1–15–11 | 1,000 | 970 |
| **Semiconductors – 0.47%** | | |
| Micron Technology, Inc., Convertible, | | |
| 1.875%, 6–1–14 | 1,500 | 885 |
| **Service – Other – 8.88%** | | |
| Education Management LLC and Education Management Finance Corp.: | | |
| 8.750%, 6–1–14 | 3,500 | 3,394 |
| 10.250%, 6–1–16 | 250 | 244 |
| Expedia, Inc., | | |
| 8.500%, 7–1–16 (B) | 750 | 720 |
| Interpublic Group of Companies, Inc. (The), | | |
| 10.000%, 7–15–17 (B) | 1,550 | 1,562 |
| KAR Holdings, Inc.: | | |
| 5.028%, 5–1–14 (C) | 1,750 | 1,317 |
| 8.750%, 5–1–14 | 1,500 | 1,286 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Service – Other** (Continued) | | |
| Laureate Education, Inc.: | | |
| 10.000%, 8–15–15 (B) . . . . . . . . . . . . . . . . . | $1,000 | $   840 |
| 11.000%, 8–15–15 (B) . . . . . . . . . . . . . . . . . | 813 | 577 |
| 11.750%, 8–15–17 (B) . . . . . . . . . . . . . . . . . | 375 | 296 |
| Reddy Ice Holdings, Inc., | | |
| 10.500%, 11–1–12 . . . . . . . . . . . . . . . . . . . . | 2,850 | 1,767 |
| West Corporation: | | |
| 9.500%, 10–15–14 . . . . . . . . . . . . . . . . . . . | 1,500 | 1,313 |
| 11.000%, 10–15–16 . . . . . . . . . . . . . . . . . . . | 4,000 | 3,339 |
| | | 16,655 |
| **Technology – 2.75%** | | |
| L–3 Communications Corporation: | | |
| 6.125%, 1–15–14 . . . . . . . . . . . . . . . . . . . . . | 200 | 186 |
| 5.875%, 1–15–15 . . . . . . . . . . . . . . . . . . . . . | 1,000 | 888 |
| Seagate Technology International, | | |
| 10.000%, 5–1–14 (B) . . . . . . . . . . . . . . . . . . | 100 | 103 |
| Xerox Capital Trust I, | | |
| 8.000%, 2–1–27 . . . . . . . . . . . . . . . . . . . . . . | 5,250 | 3,989 |
| | | 5,166 |
| **Utilities – 0.94%** | | |
| AES Corporation (The), | | |
| 9.750%, 4–15–16 (B) . . . . . . . . . . . . . . . . . . | 1,750 | 1,772 |
| **Wireless Telecommunication Service – 3.80%** | | |
| Centennial Communications Corp., | | |
| 6.958%, 1–1–13 (C) . . . . . . . . . . . . . . . . . . . | 750 | 746 |
| Cricket Communications, Inc., | | |
| 7.750%, 5–15–16 (B) . . . . . . . . . . . . . . . . . . | 1,200 | 1,155 |
| MetroPCS Communications, Inc., | | |
| 9.250%, 11–1–14 . . . . . . . . . . . . . . . . . . . . . | 1,250 | 1,242 |
| Nextel Communications, Inc.: | | |
| 5.950%, 3–15–14 . . . . . . . . . . . . . . . . . . . . . | 250 | 197 |
| 7.375%, 8–1–15 . . . . . . . . . . . . . . . . . . . . . | 1,550 | 1,236 |
| Nextel Communications, Inc., Convertible, | | |
| 5.250%, 1–15–10 . . . . . . . . . . . . . . . . . . . . . | 1,950 | 1,931 |
| Sprint Capital Corporation, | | |
| 7.625%, 1–30–11 . . . . . . . . . . . . . . . . . . . . . | 625 | 618 |
| | | 7,125 |
| **TOTAL CORPORATE DEBT SECURITIES – 90.15%** | | $169,192 |
| (Cost: $181,612) | | |
| **SENIOR LOANS** | | |
| **Casinos & Gaming – 0.74%** | | |
| Las Vegas Sands, LLC: | | |
| 2.060%, 5–23–14 (C) . . . . . . . . . . . . . . . . . . | 1,647 | 1,158 |
| 2.060%, 5–23–14 (C) . . . . . . . . . . . . . . . . . . | 333 | 234 |
| | | 1,392 |
| **Consumer Products – 1.44%** | | |
| Wm. Wrigley Jr. Company, | | |
| 6.500%, 7–17–14 (C) . . . . . . . . . . . . . . . . . . | 2,681 | 2,692 |

| SENIOR LOANS (Continued) | Principal | Value |
|---|---|---|
| **Diversified Chemicals – 0.74%** | | |
| Solutia Inc., | | |
| 7.250%, 2–28–14 (C) . . . . . . . . . . . . . . . . . . | $1,514 | $   1,394 |
| **Health Care Facilities – 0.41%** | | |
| HCA Inc., | | |
| 2.848%, 11–18–13 (C) . . . . . . . . . . . . . . . . . | 854 | 770 |
| **Retail / Food & Drug – 0.79%** | | |
| Rite Aid Corporation, | | |
| 9.500%, 6–5–15 (C) . . . . . . . . . . . . . . . . . . . | 1,500 | 1,491 |
| **Technology – 0.57%** | | |
| Palm Inc., | | |
| 3.810%, 4–24–14 (C) . . . . . . . . . . . . . . . . . . | 1,456 | 1,063 |
| **Utilities – 0.65%** | | |
| Energy Future Competitive Holdings Company and Texas Competitive Electric Holdings Company, LLC: | | |
| 3.810%, 10–10–14 (C) . . . . . . . . . . . . . . . . . | 13 | 9 |
| 3.821%, 10–10–14 (C) . . . . . . . . . . . . . . . . . | 1,706 | 1,218 |
| | | 1,227 |
| **TOTAL SENIOR LOANS – 5.34%** | | $  10,029 |
| (Cost: $10,535) | | |
| **SHORT-TERM SECURITIES** | | |
| **Commercial Paper – 2.66%** | | |
| Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.), | | |
| 0.470%, 7–23–09 . . . . . . . . . . . . . . . . . . . . . | 2,993 | 2,992 |
| Kellogg Co., | | |
| 0.400%, 7–2–09 . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,000 |
| | | 4,992 |
| **Master Note – 0.66%** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (C) . . . . . . . . . . . . . . . . . . . | 1,230 | 1,230 |
| **TOTAL SHORT-TERM SECURITIES – 3.32%** | | $   6,222 |
| (Cost: $6,222) | | |
| **TOTAL INVESTMENT SECURITIES – 99.10%** | | $185,993 |
| (Cost: $199,907) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.90%** | | 1,694 |
| **NET ASSETS – 100.00%** | | $187,687 |

**Notes to Schedule of Investments**

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $35,004 or 18.65% of net assets.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

(D)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E)Securities do not bear interest for an initial period of time and subsequently become interest bearing.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $200,013 |
| Gross unrealized appreciation | 5,689 |
| Gross unrealized depreciation | (19,709) |
| Net unrealized depreciation | $ (14,020) |

See Accompanying Notes to Financial Statements.

## Asset Allocation



Stocks 96.48%

Cash and Cash Equivalents 3.52%

| Stocks | 96.48% |
|---|---|
| Consumer Staples | 17.59% |
| Industrials | 16.34% |
| Financials | 13.95% |
| Information Technology | 11.23% |
| Energy | 8.95% |
| Telecommunication Services | 7.58% |
| Materials | 6.28% |
| Consumer Discretionary | 5.92% |
| Health Care | 4.58% |
| Utilities | 4.06% |
| **Cash and Cash Equivalents** | **3.52%** |

## Country Weightings



Europe 62.58%

Pacific Basin 26.00%

North America 5.15%

South America 2.75%

Cash and Cash Equivalents 3.52%

| Europe | 62.58% |
|---|---|
| United Kingdom | 19.87% |
| France | 11.49% |
| Switzerland | 11.15% |
| Germany | 7.68% |
| Other Europe[1] | 12.39% |
| **Pacific Basin** | **26.00%** |
| Japan | 10.20% |
| China | 9.41% |
| Australia | 3.85% |
| Other Pacific Basin[2] | 2.54% |
| **North America[3]** | **5.15%** |
| **South America[4]** | **2.75%** |
| **Cash and Cash Equivalents** | **3.52%** |

(1) Includes 2.05% Denmark, 2.06% Finland, 3.28% Italy, 3.05% Netherlands, 1.42% Spain and 0.53% Sweden.

(2) Includes 2.04% Hong Kong and 0.50% India.

(3) Includes 2.44% Canada and 2.71% United States.

(4) Includes 2.75% Brazil.

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Nestle S.A., Registered Shares | Switzerland | Consumer Staples | Packaged Foods & Meats |
| TOTAL S.A. | France | Energy | Integrated Oil & Gas |
| British American Tobacco p.l.c. | United Kingdom | Consumer Staples | Tobacco |
| VINCI | France | Industrials | Construction & Engineering |
| Roche Holdings AG, Genussschein | Switzerland | Health Care | Pharmaceuticals |
| Vodafone Group Plc | United Kingdom | Telecommunication Services | Wireless Telecommunication Service |
| Reckitt Benckiser Group plc | United Kingdom | Consumer Staples | Household Products |
| Tencent Holdings Limited | China | Information Technology | Internet Software & Services |
| Industrial and Commercial Bank of China Limited, H Shares | China | Financials | Diversified Banks |
| Syngenta AG | Switzerland | Materials | Fertilizers & Agricultural Chemicals |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

International Growth *(in thousands)* JUNE 30, 2009 (UNAUDITED)

| COMMON STOCKS AND RIGHTS | Shares | Value |
|---|---|---|
| **Australia – 3.85%** | | |
| Brambles Limited (A) | 732 | $ 3,515 |
| Telstra Corporation Limited (A) | 1,116 | 3,048 |
| | | 6,563 |
| **Brazil – 2.75%** | | |
| Cia Brasileira de Meios de Pagamento (A)(B)(C) | 137 | 1,180 |
| Petroleo Brasileiro S.A. – Petrobras, ADR | 86 | 3,513 |
| | | 4,693 |
| **Canada – 2.44%** | | |
| Shoppers Drug Mart Corporation (A)(D) | 40 | 1,706 |
| Shoppers Drug Mart Corporation (A) | 57 | 2,454 |
| | | 4,160 |
| **China – 9.41%** | | |
| China Construction Bank Corporation (A)(D) | 3,181 | 2,467 |
| China Life Insurance Company Limited, ADR | 51 | 2,819 |
| China South Locomotive & Rolling Stock Corporation Limited, H Shares (A) | 1,128 | 661 |
| China South Locomotive & Rolling Stock Corporation Limited, H Shares (A)(D) | 1,650 | 966 |
| Industrial and Commercial Bank of China Limited, H Shares (A)(D) | 5,293 | 3,688 |
| Shanda Interactive Entertainment Limited, ADR (C) | 30 | 1,589 |
| Tencent Holdings Limited (A) | 331 | 3,860 |
| | | 16,050 |
| **Denmark – 2.05%** | | |
| Carlsberg Group (A) | 55 | 3,500 |
| **Finland – 2.06%** | | |
| Fortum Oyj (A) | 120 | 2,733 |
| Nokia OYJ (A) | 53 | 782 |
| | | 3,515 |
| **France – 11.49%** | | |
| ALSTOM (A) | 29 | 1,722 |
| Compagnie Generale des Etablissements Michelin, Class B (A) | 39 | 2,224 |
| Pinault-Printemps-Redoute SA (A) | 21 | 1,741 |
| Technip-Coflexip (A) | 64 | 3,135 |
| TOTAL S.A. (A) | 107 | 5,769 |
| VINCI (A) | 112 | 5,009 |
| | | 19,600 |
| **Germany – 5.12%** | | |
| Bayer Aktiengesellschaft (A) | 39 | 2,106 |
| RWE Aktiengesellschaft (A) | 21 | 1,631 |
| SAP Aktiengesellschaft (A) | 60 | 2,394 |
| Vossloh AG (A) | 22 | 2,612 |
| | | 8,743 |
| **Hong Kong – 2.04%** | | |
| Cheung Kong (Holdings) Limited (A) | 179 | 2,058 |
| Esprit Holdings Limited (A) | 254 | 1,417 |
| | | 3,475 |
| **India – 0.50%** | | |
| Bharti Airtel Limited (A)(C) | 51 | 860 |
| **Italy – 3.28%** | | |
| Banca Intesa S.p.A. (A) | 471 | 1,518 |
| Finmeccanica SpA (A) | 87 | 1,227 |
| Saipem S.p.A. (A) | 118 | 2,859 |
| | | 5,604 |

| COMMON STOCKS AND RIGHTS (Continued) | Shares | Value |
|---|---|---|
| **Japan – 10.20%** | | |
| Canon Inc. (A) | 37 | $ 1,201 |
| Central Japan Railway Company (A) | —* | 1,416 |
| East Japan Railway Company (A) | 36 | 2,194 |
| Japan Tobacco Inc. (A) | 1 | 3,104 |
| Mitsubishi Electric Corporation (A) | 389 | 2,467 |
| Nintendo Co., Ltd. (A) | 8 | 2,294 |
| Shin-Etsu Chemical Co., Ltd. (A) | 30 | 1,414 |
| Sumitomo Mitsui Financial Group, Inc. (A) | 81 | 3,317 |
| | | 17,407 |
| **Netherlands – 3.05%** | | |
| Heineken N.V. (A) | 74 | 2,733 |
| Koninklijke KPN N.V. (A) | 180 | 2,479 |
| | | 5,212 |
| **Spain – 1.42%** | | |
| Telefonica, S.A. (A) | 107 | 2,416 |
| **Sweden – 0.53%** | | |
| H & M Hennes & Mauritz AB (A) | 18 | 899 |
| **Switzerland – 11.15%** | | |
| Nestle S.A., Registered Shares (A) | 162 | 6,116 |
| Roche Holdings AG, Genussschein (A) | 32 | 4,302 |
| Syngenta AG (A) | 16 | 3,633 |
| TEMENOS Group AG (A)(C) | 145 | 2,468 |
| Zurich Financial Services, Registered Shares (A) | 14 | 2,512 |
| | | 19,031 |
| **United Kingdom – 19.87%** | | |
| BAE Systems plc (A) | 570 | 3,174 |
| Barclays PLC (A) | 662 | 3,084 |
| British American Tobacco p.l.c. (A) | 199 | 5,489 |
| Capita Group Plc (The) (A) | 80 | 942 |
| IG Group Holdings plc (A)(D) | 258 | 1,190 |
| Informa plc (A) | 564 | 2,031 |
| Marks and Spencer Group plc (A) | 356 | 1,790 |
| National Grid plc (A) | 285 | 2,567 |
| Prudential plc (A) | 171 | 1,166 |
| Reckitt Benckiser Group plc (A) | 89 | 4,051 |
| Rio Tinto plc (A) | 27 | 919 |
| Rio Tinto plc, Rights (A)(C) | 14 | 160 |
| Serco Group plc (A) | 282 | 1,961 |
| Vodafone Group Plc (A) | 2,138 | 4,121 |
| Xstrata plc (A) | 115 | 1,249 |
| | | 33,894 |
| **United States – 2.71%** | | |
| Monsanto Company | 17 | 1,253 |
| Research In Motion Limited (C) | 47 | 3,367 |
| | | 4,620 |
| **TOTAL COMMON STOCKS AND RIGHTS – 93.92%** | | **$160,242** |
| (Cost: $165,469) | | |
| **PREFERRED STOCKS – 2.56%** | | |
| **Germany** | | |
| Fresenius AG (A) | 65 | 3,516 |
| Henkel AG & Co. KGaA (A) | 27 | 847 |
| (Cost: $4,856) | | **$ 4,363** |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper – 3.14%** | | |
| Pfizer Inc., | | |
| 0.150%, 7–22–09 . . . . . . . . . . . . . . . . . . . . . | $2,000 | $ 2,000 |
| Total Capital SA, | | |
| 0.080%, 7–1–09 . . . . . . . . . . . . . . . . . . . . . . | 3,355 | 3,355 |
| | | 5,355 |
| **Master Note – 1.89%** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (E) . . . . . . . . . . . . . . . . . . . | 3,229 | 3,229 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 5.03%** | | **$ 8,584** |
| (Cost: $8,584) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 101.51%** | | **$173,189** |
| (Cost: $178,909) | | |
| | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.51%)** | | (2,582) |
| | | |
| **NET ASSETS – 100.00%** | | **$170,607** |

**Notes to Schedule of Investments**

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $1,180 or 0.69% of net assets.

(C) No dividends were paid during the preceding 12 months.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $10,017 or 5.87% of net assets.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

| Market Sector Diversification | |
|---|---|
| **(as a % of net assets)** | |
| Consumer Staples | 17.59% |
| Industrials | 16.34% |
| Financials | 13.95% |
| Information Technology | 11.23% |
| Energy | 8.95% |
| Telecommunication Services | 7.58% |
| Materials | 6.28% |
| Consumer Discretionary | 5.92% |
| Health Care | 4.58% |
| Utilities | 4.06% |
| Other+ | 3.52% |

+Includes cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $179,933 |
| Gross unrealized appreciation | 18,817 |
| Gross unrealized depreciation | (25,561) |
| Net unrealized depreciation | $ (6,744) |

See Accompanying Notes to Financial Statements.

# International Value



## Asset Allocation


Stocks 98.72%
Cash and Cash Equivalents 1.28%

| | |
|---|---|
| **Stocks** | **98.72%** |
| Financials | 16.58% |
| Information Technology | 14.97% |
| Industrials | 14.08% |
| Consumer Staples | 12.28% |
| Consumer Discretionary | 9.77% |
| Telecommunication Services | 8.54% |
| Health Care | 8.09% |
| Energy | 7.85% |
| Materials | 3.79% |
| Utilities | 2.77% |
| **Cash and Cash Equivalents** | **1.28%** |

## Country Weightings


Europe 55.37%
Pacific Basin 39.61%
North America 2.38%
Bahamas/Caribbean 1.36%
Cash and Cash Equivalents 1.28%

| | |
|---|---|
| **Europe** | **55.37%** |
| United Kingdom | 18.09% |
| France | 16.06% |
| Germany | 8.98% |
| Switzerland | 8.30% |
| Other Europe(1) | 3.94% |
| **Pacific Basin** | **39.61%** |
| Japan | 15.33% |
| Australia | 8.30% |
| Taiwan | 4.67% |
| China | 3.51% |
| Other Pacific Basin(2) | 7.80% |
| **North America(3)** | **2.38%** |
| **Bahamas/Caribbean(4)** | **1.36%** |
| **Cash and Cash Equivalents** | **1.28%** |

*(1)Includes 1.53% Denmark, 1.30% Italy and 1.11% Netherlands.*

*(2)Includes 2.36% Hong Kong, 2.72% Singapore and 2.72% South Korea.*

*(3)Includes 1.20% Canada and 1.18% United States.*

*(4)Includes 1.36% Cayman Islands.*

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| TOTAL S.A. | France | Energy | Integrated Oil & Gas |
| Sanofi-Aventis | France | Health Care | Pharmaceuticals |
| Samsung Electronics Co., Ltd., GDR | South Korea | Information Technology | Semiconductors |
| BAE Systems plc | United Kingdom | Industrials | Aerospace & Defense |
| Telstra Corporation Limited | Australia | Telecommunication Services | Integrated Telecommunication Services |
| Unilever PLC | United Kingdom | Consumer Staples | Packaged Foods & Meats |
| Roche Holdings AG, Genussschein | Switzerland | Health Care | Pharmaceuticals |
| Vodafone Group Plc | United Kingdom | Telecommunication Services | Wireless Telecommunication Service |
| BP p.l.c. | United Kingdom | Energy | Integrated Oil & Gas |
| Vivendi Universal | France | Consumer Discretionary | Movies & Entertainment |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

International Value *(in thousands)* JUNE 30, 2009 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia – 8.30%** | | |
| Brambles Limited (A) | 1,516 | $ 7,280 |
| Foster's Group Limited (A) | 1,459 | 6,055 |
| John Fairfax Holdings Limited (A) | 5,465 | 5,372 |
| National Australia Bank Limited (A) | 362 | 6,542 |
| Telstra Corporation Limited (A) | 3,633 | 9,923 |
| | | 35,172 |
| **Canada – 1.20%** | | |
| Shoppers Drug Mart Corporation (A) | 118 | 5,089 |
| **Cayman Islands – 1.36%** | | |
| Mindray Medical International Limited, ADR | 206 | 5,753 |
| **China – 3.51%** | | |
| China Telecom Corporation Limited (A)(B) | 3,240 | 1,614 |
| China Telecom Corporation Limited (A) | 3,508 | 1,747 |
| Industrial and Commercial Bank of China Limited, H Shares (A)(C) | 7,148 | 4,981 |
| Shanda Interactive Entertainment Limited, ADR (D) | 45 | 2,369 |
| Shanghai Electric Group Company Limited (A) | 9,714 | 4,161 |
| | | 14,872 |
| **Denmark – 1.53%** | | |
| Carlsberg Group (A) | 101 | 6,498 |
| **France – 16.06%** | | |
| ALSTOM (A) | 130 | 7,655 |
| AXA S.A. (A) | 347 | 6,511 |
| Compagnie Generale des Etablissements Michelin, Class B (A) | 121 | 6,907 |
| Sanofi-Aventis (A)(C) | 26 | 1,545 |
| Sanofi-Aventis (A) | 197 | 11,597 |
| Societe Generale (A) | 101 | 5,518 |
| Technip-Coflexip (A) | 134 | 6,576 |
| TOTAL S.A. (A) | 233 | 12,597 |
| Vivendi Universal (A) | 384 | 9,167 |
| | | 68,073 |
| **Germany – 7.71%** | | |
| Bayer Aktiengesellschaft (A) | 92 | 4,916 |
| Beiersdorf Aktiengesellschaft (A) | 112 | 5,252 |
| Deutsche Boerse AG (A) | 69 | 5,340 |
| RWE Aktiengesellschaft (A) | 78 | 6,182 |
| SAP Aktiengesellschaft (A) | 152 | 6,090 |
| Symrise AG (A) | 334 | 4,923 |
| | | 32,703 |
| **Hong Kong – 2.36%** | | |
| CNOOC Limited (A) | 3,813 | 4,728 |
| Hutchison Whampoa Limited, Ordinary Shares (A) | 807 | 5,275 |
| | | 10,003 |
| **Italy – 1.30%** | | |
| Banca Intesa S.p.A. (A) | 1,718 | 5,532 |
| **Japan – 15.33%** | | |
| Astellas Pharma Inc. (A) | 162 | 5,765 |
| East Japan Railway Company (A) | 80 | 4,849 |
| Japan Tobacco Inc. (A) | 2 | 5,204 |
| JTEKT Corporation (A) | 566 | 5,767 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Japan** (Continued) | | |
| Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A) | 575 | $ 3,568 |
| KONAMI CORPORATION (A) | 255 | 4,892 |
| Mitsubishi Electric Corporation (A) | 1,220 | 7,738 |
| Nintendo Co., Ltd. (A) | 28 | 7,712 |
| Nissin Kogyo Co., Ltd. (A) | 693 | 8,860 |
| Sumitomo Mitsui Financial Group, Inc. (A) | 146 | 5,936 |
| Trend Micro Incorporated (A) | 146 | 4,683 |
| | | 64,974 |
| **Netherlands – 1.11%** | | |
| Koninklijke KPN N.V. (A) | 342 | 4,702 |
| **Singapore – 2.72%** | | |
| DBS Group Holdings Ltd (A) | 791 | 6,445 |
| Singapore Telecommunications Limited (A) | 2,447 | 5,068 |
| | | 11,513 |
| **South Korea – 2.72%** | | |
| Samsung Electronics Co., Ltd., GDR (B) | 50 | 11,545 |
| **Switzerland – 8.30%** | | |
| Nestle S.A., Registered Shares (A) | 234 | 8,831 |
| Roche Holdings AG, Genussschein (A) | 71 | 9,598 |
| Swiss Reinsurance Company, Registered Shares (A) | 165 | 5,444 |
| Syngenta AG (A) | 27 | 6,222 |
| TEMENOS Group AG (A)(D) | 299 | 5,097 |
| | | 35,192 |
| **Taiwan – 4.67%** | | |
| Chunghwa Telecom Co., Ltd., ADR | 188 | 3,724 |
| Compal Electronics, Inc. (A)(D) | 2,284 | 1,855 |
| Lite-On Technology Corporation (A) | 1,850 | 1,607 |
| Lite-On Technology Corporation, GDR (A) | 545 | 4,731 |
| Taiwan Semiconductor Manufacturing Company Ltd. (A) | 4,725 | 7,878 |
| | | 19,795 |
| **United Kingdom – 18.09%** | | |
| BAE Systems plc (A) | 2,012 | 11,205 |
| Barclays PLC (A) | 801 | 3,728 |
| Barclays PLC (A)(C) | 1,101 | 5,127 |
| BP p.l.c. (A) | 1,190 | 9,353 |
| Home Retail Group plc (A) | 1,288 | 5,509 |
| Informa plc (A) | 1,551 | 5,589 |
| International Power plc (A) | 1,430 | 5,601 |
| Prudential plc (A) | 829 | 5,638 |
| Serco Group plc (A) | 835 | 5,798 |
| Unilever PLC (A) | 417 | 9,780 |
| Vodafone Group Plc (A) | 4,878 | 9,405 |
| | | 76,733 |
| **United States – 1.18%** | | |
| Research In Motion Limited (D) | 71 | 5,013 |
| **TOTAL COMMON STOCKS – 97.45%** | | **$413,162** |
| (Cost: $419,894) | | |
| **PREFERRED STOCKS – 1.27%** | | |
| **Germany** | | |
| Henkel AG & Co. KGaA (A) | 173 | **$ 5,380** |
| (Cost: $5,259) | | |

## SHORT-TERM SECURITIES

| | Principal | Value |
|---|---|---|
| **Commercial Paper – 0.94%** | | |
| Kitty Hawk Funding Corp., | | |
| 0.280%, 7–17–09 . . . . . . . . . . . . . . . . . . . . . | $4,000 | $ 3,999 |
| | | |
| **Master Note – 0.26%** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (E) . . . . . . . . . . . . . . . . . . | 1,094 | 1,094 |
| | | |
| **United States Government Agency Obligations – 0.63%** | | |
| Federal National Mortgage Association, | | |
| 0.090%, 7–22–09 . . . . . . . . . . . . . . . . . . . . . | 2,684 | 2,684 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 1.83%** | | $ 7,777 |
| (Cost: $7,777) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 100.55%** | | $426,319 |
| (Cost: $432,930) | | |
| | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.55%)** | | (2,351) |
| | | |
| **NET ASSETS – 100.00%** | | $423,968 |

### Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $13,159 or 3.10% of net assets.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $11,653 or 2.75% of net assets.

(D) No dividends were paid during the preceding 12 months.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
GDR = Global Depositary Receipts

### Notes to Schedule of Investments (Continued)

#### Market Sector Diversification

| (as a % of net assets) | |
|---|---|
| Financials | 16.58% |
| Information Technology | 14.97% |
| Industrials | 14.08% |
| Consumer Staples | 12.28% |
| Consumer Discretionary | 9.77% |
| Telecommunication Services | 8.54% |
| Health Care | 8.09% |
| Energy | 7.85% |
| Materials | 3.79% |
| Utilities | 2.77% |
| Other+ | 1.28% |

+Includes cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $433,715 |
| Gross unrealized appreciation | 21,908 |
| Gross unrealized depreciation | (29,304) |
| Net unrealized depreciation | $ (7,396) |

See Accompanying Notes to Financial Statements.

## PORTFOLIO HIGHLIGHTS
# Micro Cap Growth

## Asset Allocation



Stocks 99.52%

Cash and Cash Equivalents 0.48%

| Stocks | **99.52%** |
| --- | --- |
| Health Care | 32.27% |
| Information Technology | 31.16% |
| Consumer Discretionary | 19.29% |
| Industrials | 8.05% |
| Energy | 5.90% |
| Materials | 1.09% |
| Telecommunication Services | 0.89% |
| Financials | 0.87% |
| **Cash and Cash Equivalents** | **0.48%** |

## Top 10 Equity Holdings

| Company | Sector |
| --- | --- |
| CommVault Systems, Inc. | Information Technology |
| Grand Canyon Education, Inc. | Consumer Discretionary |
| Phase Forward Incorporated | Health Care |
| Auxilium Pharmaceuticals, Inc. | Health Care |
| Westport Innovations Inc. | Consumer Discretionary |
| NATCO Group Inc., Class A | Energy |
| Allos Therapeutics, Inc. | Health Care |
| True Religion Apparel, Inc. | Consumer Discretionary |
| Ultimate Software Group, Inc. (The) | Information Technology |
| NetLogic Microsystems, Inc. | Information Technology |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

# Micro Cap Growth *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Advertising – 1.29%** | | |
| MDC Partners Inc., Class A (A) . . . . . . . . . . . . . . . | 75 | $ 414 |
| **Alternative Carriers – 0.89%** | | |
| Aruba Networks, Inc. (A) . . . . . . . . . . . . . . . . . . . | 33 | 287 |
| **Apparel Retail – 1.62%** | | |
| Citi Trends Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . | 20 | 523 |
| **Apparel, Accessories & Luxury Goods – 2.94%** | | |
| True Religion Apparel, Inc. (A) . . . . . . . . . . . . . . . | 30 | 657 |
| Volcom, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 23 | 288 |
| | | 945 |
| **Application Software – 6.43%** | | |
| Blackbaud, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 27 | 418 |
| Lawson Software, Inc. (A) . . . . . . . . . . . . . . . . . . | 60 | 333 |
| NetScout Systems, Inc. (A) . . . . . . . . . . . . . . . . . | 49 | 455 |
| OPNET Technologies, Inc. . . . . . . . . . . . . . . . . . . | 6 | 52 |
| SolarWinds, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . | 10 | 170 |
| Ultimate Software Group, Inc. (The) (A) . . . . . . . . . | 27 | 643 |
| | | 2,071 |
| **Auto Parts & Equipment – 3.41%** | | |
| Amerigon Incorporated (A) . . . . . . . . . . . . . . . . . . | 58 | 353 |
| Westport Innovations Inc. (A) . . . . . . . . . . . . . . . . | 92 | 748 |
| | | 1,101 |
| **Biotechnology – 5.92%** | | |
| Allos Therapeutics, Inc. (A) . . . . . . . . . . . . . . . . . | 80 | 668 |
| Dyax Corp. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 68 | 146 |
| Idenix Pharmaceuticals, Inc. (A) . . . . . . . . . . . . . . | 55 | 202 |
| InterMune, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . | 38 | 579 |
| Pharmasset, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . | 28 | 309 |
| | | 1,904 |
| **Broadcasting – 0.64%** | | |
| Global Traffic Network, Inc. (A) . . . . . . . . . . . . . . | 55 | 207 |
| **Cable & Satellite – 1.00%** | | |
| RRSat Global Communications Network Ltd. . . . . . | 26 | 323 |
| **Communications Equipment – 3.31%** | | |
| Blue Coat Systems, Inc. (A) . . . . . . . . . . . . . . . . . | 19 | 316 |
| Cogo Group, Inc. (A) . . . . . . . . . . . . . . . . . . . . . | 44 | 260 |
| Neutral Tandem, Inc. (A) . . . . . . . . . . . . . . . . . . . | 17 | 490 |
| | | 1,066 |
| **Computer Hardware – 0.47%** | | |
| 3PAR Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12 | 150 |
| **Computer Storage & Peripherals – 2.18%** | | |
| Compellent Technologies, Inc. (A) . . . . . . . . . . . . | 28 | 424 |
| Netezza Corporation (A) . . . . . . . . . . . . . . . . . . . | 34 | 279 |
| | | 703 |
| **Construction & Engineering – 2.39%** | | |
| MYR Group Inc. (A) . . . . . . . . . . . . . . . . . . . . . . | 13 | 257 |
| Orion Marine Group, Inc. (A) . . . . . . . . . . . . . . . . | 27 | 513 |
| | | 770 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Construction & Farm Machinery & Heavy Trucks – 0.75%** | | |
| Titan Machinery Inc. (A) . . . . . . . . . . . . . . . . . . . . | 19 | $ 240 |
| **Distributors – 1.21%** | | |
| DXP Enterprises, Inc. (A) . . . . . . . . . . . . . . . . . . . | 34 | 389 |
| **Education Services – 2.65%** | | |
| Grand Canyon Education, Inc. (A) . . . . . . . . . . . . . | 51 | 852 |
| **Electrical Components & Equipment – 1.85%** | | |
| Powell Industries, Inc. (A) . . . . . . . . . . . . . . . . . . . | 7 | 274 |
| Ultralife Corporation (A) . . . . . . . . . . . . . . . . . . . . | 45 | 323 |
| | | 597 |
| **Electronic Manufacturing Services – 0.66%** | | |
| Maxwell Technologies, Inc. (A) . . . . . . . . . . . . . . . | 15 | 212 |
| **Health Care Equipment – 8.45%** | | |
| ABIOMED, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . | 40 | 348 |
| Greatbatch, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . | 10 | 235 |
| Micrus Endovascular Corporation (A) . . . . . . . . . . . | 25 | 223 |
| NuVasive, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . | 11 | 473 |
| Quidel Corporation (A) . . . . . . . . . . . . . . . . . . . . . | 40 | 578 |
| Somanetics Corporation (A) . . . . . . . . . . . . . . . . . | 25 | 408 |
| Spectranetics Corporation (The) (A) . . . . . . . . . . . . | 92 | 451 |
| | | 2,716 |
| **Health Care Services – 4.53%** | | |
| American CareSource Holdings, Inc. (A) . . . . . . . . . | 34 | 126 |
| CardioNet, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . | 15 | 246 |
| Genoptix, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . | 18 | 589 |
| Health Grades, Inc. (A) . . . . . . . . . . . . . . . . . . . . . | 127 | 497 |
| | | 1,458 |
| **Health Care Supplies – 0.98%** | | |
| Rochester Medical Corporation (A) . . . . . . . . . . . . . | 23 | 314 |
| **Health Care Technology – 2.54%** | | |
| Phase Forward Incorporated (A) . . . . . . . . . . . . . . . | 54 | 819 |
| **Industrial Machinery – 0.55%** | | |
| Duoyuan Global Water Inc. ADR (A) . . . . . . . . . . . | 7 | 177 |
| **Internet Software & Services – 3.89%** | | |
| comScore, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . | 19 | 248 |
| Constant Contact, Inc. (A) . . . . . . . . . . . . . . . . . . | 22 | 442 |
| Omniture, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . | 45 | 561 |
| | | 1,251 |
| **Investment Banking & Brokerage – 0.87%** | | |
| RiskMetrics Group, Inc. (A) . . . . . . . . . . . . . . . . . | 16 | 281 |
| **Life Sciences Tools & Services – 2.27%** | | |
| Bruker Corporation (A) . . . . . . . . . . . . . . . . . . . . . | 45 | 419 |
| eResearch Technology, Inc. (A) . . . . . . . . . . . . . . . | 50 | 313 |
| | | 732 |
| **Managed Health Care – 0.97%** | | |
| Molina Healthcare, Inc. (A) . . . . . . . . . . . . . . . . . | 13 | 311 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Movies & Entertainment – 1.84%** | | |
| Rentrak Corporation (A) . . . . . . . . . . . . . . . . . . . . | 36 | $ 591 |
| | | |
| **Oil & Gas Equipment & Services – 5.33%** | | |
| ENGlobal Corporation (A) . . . . . . . . . . . . . . . . . . . | 67 | 331 |
| NATCO Group Inc., Class A (A) . . . . . . . . . . . . . . | 22 | 714 |
| Natural Gas Services Group, Inc. (A) . . . . . . . . . . . | 23 | 303 |
| T–3 Energy Services, Inc. (A) . . . . . . . . . . . . . . . . . | 31 | 366 |
| | | 1,714 |
| | | |
| **Oil & Gas Exploration & Production – 0.57%** | | |
| Brigham Exploration Company (A) . . . . . . . . . . . . . | 53 | 185 |
| | | |
| **Pharmaceuticals – 6.61%** | | |
| Auxilium Pharmaceuticals, Inc. (A) . . . . . . . . . . . . . | 25 | 784 |
| Biodel Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 34 | 173 |
| Obagi Medical Products, Inc. (A) . . . . . . . . . . . . . . | 45 | 328 |
| Questcor Pharmaceuticals, Inc. (A) . . . . . . . . . . . . . | 120 | 599 |
| SuperGen, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 122 | 245 |
| | | 2,129 |
| | | |
| **Research & Consulting Services – 0.53%** | | |
| Hill International, Inc. (A) . . . . . . . . . . . . . . . . . . . . | 39 | 169 |
| | | |
| **Restaurants – 2.69%** | | |
| BJ's Restaurants, Inc. (A) . . . . . . . . . . . . . . . . . . . . | 18 | 310 |
| McCormick & Schmick's Seafood | | |
|   Restaurants, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . | 26 | 195 |
| Red Robin Gourmet Burgers, Inc. (A) . . . . . . . . . . . | 14 | 270 |
| Ruth's Hospitality Group, Inc. (A) . . . . . . . . . . . . . . | 24 | 90 |
| | | 865 |
| | | |
| **Semiconductors – 8.25%** | | |
| Cavium Networks, Inc. (A) . . . . . . . . . . . . . . . . . . . | 18 | 303 |
| Diodes Incorporated (A) . . . . . . . . . . . . . . . . . . . . . | 25 | 385 |
| Mellanox Technologies, Ltd. (A) . . . . . . . . . . . . . . . | 23 | 277 |
| Microtune, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 116 | 271 |
| Monolithic Power Systems, Inc. (A) . . . . . . . . . . . . . | 21 | 467 |
| NetLogic Microsystems, Inc. (A) . . . . . . . . . . . . . . . | 17 | 626 |
| Pericom Semiconductor Corporation (A) . . . . . . . . . | 39 | 328 |
| | | 2,657 |
| | | |
| **Specialty Chemicals – 1.09%** | | |
| Chemspec International Limited, ADR (A) . . . . . . . . | 32 | 269 |
| Flotek Industries, Inc. (A) . . . . . . . . . . . . . . . . . . . . | 40 | 82 |
| | | 351 |
| | | |
| **Systems Software – 5.97%** | | |
| CommVault Systems, Inc. (A) . . . . . . . . . . . . . . . . . | 57 | 936 |
| DemandTec, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . | 39 | 341 |
| Phoenix Technologies Ltd. (A) . . . . . . . . . . . . . . . . | 39 | 107 |
| PROS Holdings, Inc. (A) . . . . . . . . . . . . . . . . . . . . . | 27 | 221 |
| TeleCommunication Systems, Inc. (A) . . . . . . . . . . . | 45 | 316 |
| | | 1,921 |
| | | |
| **Trucking – 1.98%** | | |
| Celadon Group, Inc. (A) . . . . . . . . . . . . . . . . . . . . . | 36 | 298 |
| Marten Transport, Ltd. (A) . . . . . . . . . . . . . . . . . . . | 16 | 340 |
| | | 638 |
| | | |
| **TOTAL COMMON STOCKS – 99.52%** | | **$32,033** |
| (Cost: $37,153) | | |

| SHORT-TERM SECURITIES – 0.35% | Principal | Value |
|---|---|---|
| **Master Note** | | |
| Toyota Motor Credit Corporation, | | |
|   0.197%, 7–1–09 (B) . . . . . . . . . . . . . . . . . . . . . | $113 | $ 113 |
| (Cost: $113) | | |

| | | |
|---|---|---|
| **TOTAL INVESTMENT SECURITIES – 99.87%** | | **$32,146** |
| (Cost: $37,266) | | |

| | | |
|---|---|---|
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.13%** | | 42 |

| | | |
|---|---|---|
| **NET ASSETS – 100.00%** | | **$32,188** |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $37,272 |
| Gross unrealized appreciation | 5,344 |
| Gross unrealized depreciation | (10,470) |
| Net unrealized depreciation | $ (5,126) |

See Accompanying Notes to Financial Statements.

# Mid Cap Growth

ALL DATA IS AS OF JUNE 30, 2009 (UNAUDITED)

## Asset Allocation



Stocks 89.14%

Bonds 0.16%

Cash and Cash Equivalents 10.53%

Options 0.17%

| | |
|---|---|
| **Stocks** | **89.14%** |
| Consumer Discretionary | 19.42% |
| Information Technology | 16.96% |
| Health Care | 13.11% |
| Industrials | 11.68% |
| Financials | 10.65% |
| Consumer Staples | 6.75% |
| Energy | 6.04% |
| Materials | 2.74% |
| Utilities | 1.79% |
| **Options** | **0.17%** |
| **Bonds** | **0.16%** |
| Corporate Debt Securities | 0.16% |
| **Cash and Cash Equivalents** | **10.53%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| Microchip Technology Incorporated | Information Technology |
| Henry Schein, Inc. | Health Care |
| Noble Energy, Inc. | Energy |
| Paychex, Inc. | Information Technology |
| Global Payments Inc. | Information Technology |
| Solera Holdings, Inc. | Information Technology |
| TD Ameritrade Holding Corporation | Financials |
| Hospira, Inc. | Health Care |
| Allergan, Inc. | Health Care |
| Hershey Foods Corporation | Consumer Staples |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Mid Cap Growth (in thousands) JUNE 30, 2009 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Air Freight & Logistics – 3.88%** | | |
| C.H. Robinson Worldwide, Inc. | 25 | $ 1,322 |
| Expeditors International of Washington, Inc. | 37 | 1,238 |
| | | 2,560 |
| **Apparel Retail – 3.23%** | | |
| J. Crew Group, Inc. (A) | 44 | 1,196 |
| Urban Outfitters, Inc. (A) | 45 | 942 |
| | | 2,138 |
| **Application Software – 2.38%** | | |
| Solera Holdings, Inc. (A) | 62 | 1,577 |
| **Auto Parts & Equipment – 0.56%** | | |
| BorgWarner Inc. | 11 | 374 |
| **Automotive Retail – 1.31%** | | |
| Penske Automotive Group, Inc. | 52 | 869 |
| **Brewers – 0.97%** | | |
| Molson Coors Brewing Company, Class B | 15 | 643 |
| **Catalog Retail – 1.60%** | | |
| Coldwater Creek Inc. (A) | 175 | 1,061 |
| **Computer Storage & Peripherals – 1.58%** | | |
| NetApp, Inc. (A) | 53 | 1,043 |
| **Consumer Finance – 1.44%** | | |
| Discover Financial Services | 93 | 950 |
| **Data Processing & Outsourced Services – 4.89%** | | |
| Global Payments Inc. | 43 | 1,594 |
| Paychex, Inc. | 65 | 1,645 |
| | | 3,239 |
| **Department Stores – 3.38%** | | |
| Kohl's Corporation (A) | 22 | 940 |
| Macy's Inc. | 34 | 405 |
| Nordstrom, Inc. | 31 | 611 |
| Saks Incorporated (A) | 62 | 275 |
| | | 2,231 |
| **Distillers & Vintners – 1.66%** | | |
| Brown-Forman Corporation, Class B | 26 | 1,097 |
| **Electrical Components & Equipment – 1.94%** | | |
| Cooper Industries, Ltd., Class A | 21 | 641 |
| Hubbell Incorporated, Class B | 20 | 645 |
| | | 1,286 |
| **Food Retail – 1.89%** | | |
| Whole Foods Market, Inc. | 66 | 1,249 |
| **Gas Utilities – 1.79%** | | |
| Equitable Resources, Inc. | 34 | 1,183 |
| **Health Care Distributors – 2.68%** | | |
| Henry Schein, Inc. (A) | 37 | 1,777 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care Equipment – 5.98%** | | |
| C. R. Bard, Inc. | 8 | $ 625 |
| Hologic, Inc. (A) | 102 | 1,453 |
| Hospira, Inc. (A) | 40 | 1,542 |
| Wright Medical Group, Inc. (A) | 20 | 329 |
| | | 3,949 |
| **Health Care Supplies – 2.21%** | | |
| DENTSPLY International Inc. | 48 | 1,466 |
| **Homefurnishing Retail – 0.98%** | | |
| Bed Bath & Beyond Inc. (A) | 21 | 647 |
| **Hotels, Resorts & Cruise Lines – 1.24%** | | |
| Royal Caribbean Cruises Ltd. | 49 | 661 |
| Starwood Hotels & Resorts Worldwide, Inc. | 7 | 163 |
| | | 824 |
| **Industrial Machinery – 2.91%** | | |
| Donaldson Company, Inc. | 18 | 622 |
| IDEX Corporation | 53 | 1,303 |
| | | 1,925 |
| **Internet Software & Services – 1.12%** | | |
| DealerTrack Holdings, Inc. (A) | 44 | 743 |
| **Investment Banking & Brokerage – 3.33%** | | |
| Lazard Group LLC | 24 | 642 |
| TD Ameritrade Holding Corporation (A) | 89 | 1,567 |
| | | 2,209 |
| **Oil & Gas Equipment & Services – 3.43%** | | |
| Dresser-Rand Group Inc. (A) | 26 | 668 |
| National Oilwell Varco, Inc. (A) | 29 | 962 |
| Smith International, Inc. | 25 | 641 |
| | | 2,271 |
| **Oil & Gas Exploration & Production – 2.61%** | | |
| Noble Energy, Inc. | 29 | 1,728 |
| **Packaged Foods & Meats – 2.23%** | | |
| Hershey Foods Corporation | 41 | 1,482 |
| **Paper Packaging – 2.74%** | | |
| Packaging Corporation of America | 44 | 711 |
| Sealed Air Corporation | 22 | 404 |
| Sonoco Products Company | 29 | 698 |
| | | 1,813 |
| **Pharmaceuticals – 2.24%** | | |
| Allergan, Inc. | 31 | 1,484 |
| **Publishing – 1.94%** | | |
| Meredith Corporation | 50 | 1,284 |
| **Regional Banks – 3.08%** | | |
| BOK Financial Corporation | 9 | 330 |
| Prosperity Bancshares, Inc. | 11 | 334 |
| Signature Bank (A) | 44 | 1,201 |
| Zions Bancorporation | 15 | 175 |
| | | 2,040 |
| **Reinsurance – 0.51%** | | |
| RenaissanceRe Holdings Ltd. | 7 | 335 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Research & Consulting Services – 1.01%** | | |
| Dun & Bradstreet Corporation (The) . . . . . . . . . . . | 8 | $ 670 |
| | | |
| **Restaurants – 3.14%** | | |
| Chipotle Mexican Grill, Inc., Class A (A) . . . . . . . . | 11 | 876 |
| P.F. Chang's China Bistro, Inc. (A) . . . . . . . . . . . . | 37 | 1,201 |
| | | 2,077 |
| | | |
| **Semiconductors – 6.99%** | | |
| Broadcom Corporation, Class A (A). . . . . . . . . . . . | 55 | 1,364 |
| Linear Technology Corporation . . . . . . . . . . . . . | 29 | 679 |
| Microchip Technology Incorporated . . . . . . . . . . . | 84 | 1,892 |
| NVIDIA Corporation (A) . . . . . . . . . . . . . . . . . . . | 61 | 692 |
| | | 4,627 |
| | | |
| **Specialized Finance – 1.81%** | | |
| CME Group Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 4 | 1,195 |
| | | |
| **Specialty Stores – 2.03%** | | |
| PetSmart, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 63 | 1,344 |
| | | |
| **Thrifts & Mortgage Finance – 0.48%** | | |
| People's United Financial, Inc. . . . . . . . . . . . . . . | 21 | 320 |
| | | |
| **Trading Companies & Distributors – 1.95%** | | |
| Fastenal Company . . . . . . . . . . . . . . . . . . . . . . . | 39 | 1,294 |
| | | |
| **TOTAL COMMON STOCKS – 89.14%** | | **$59,004** |
| (Cost: $65,142) | | |

| CALL OPTIONS – 0.17% | Number of Contracts | |
|---|---|---|
| Market Vectors Agribusiness ETF, | | |
| Sep $37.00, Expires 9–21–09 . . . . . . . . . . . . . | —* | 20 |
| S&P Metals & Mining Select Index, | | |
| Sep $100.00, Expires 9–21–09 . . . . . . . . . . . . | 1 | 95 |
| (Cost: $180) | | $ 115 |

| CORPORATE DEBT SECURITIES – 0.16% | Principal | Value |
|---|---|---|
| **Health Care Equipment** | | |
| Wright Medical Group, Inc., Convertible, | | |
| 2.625%, 12–1–14 . . . . . . . . . . . . . . . . . . . . . | $140 | $ 106 |
| (Cost: $107) | | |
| | | |
| **SHORT-TERM SECURITIES** | | |
| **Commercial Paper – 4.08%** | | |
| Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.): | | |
| 0.600%, 7–14–09 . . . . . . . . . . . . . . . . . . . . . | 1,200 | 1,200 |
| 0.500%, 7–15–09 . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,499 |
| | | 2,699 |
| **Master Note – 4.04%** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (B) . . . . . . . . . . . . . . . . . . . | 2,675 | 2,675 |
| | | |
| **United States Government Agency Obligations – 2.68%** | | |
| Federal Home Loan Mortgage Corporation, | | |
| 0.020%, 7–1–09 . . . . . . . . . . . . . . . . . . . . . | 1,776 | 1,776 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 10.80%** | | **$ 7,150** |
| (Cost: $7,150) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 100.27%** | | **$66,375** |
| (Cost: $72,579) | | |
| | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.27%)** | | (180) |
| | | |
| **NET ASSETS – 100.00%** | | **$66,195** |

**Notes to Schedule of Investments**

The following written options were outstanding at June 30, 2009:

| Underlying Security | Contracts Subject to Put | Expiration Month | Exercise Price | Premium Received | Market Value |
|---|---|---|---|---|---|
| Market Vectors Agribusiness ETF | —* | September 2009 | $32.00 | $20 | $(20) |
| S&P Metals & Mining Select Index | 1 | September 2009 | 1,650.00 | 142 | (119) |
| | | | | $162 | $(139) |

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $72,675 |
| Gross unrealized appreciation | 2,139 |
| Gross unrealized depreciation | (8,439) |
| Net unrealized depreciation | $ (6,300) |

See Accompanying Notes to Financial Statements.

Money Market *(in thousands)* JUNE 30, 2009 (UNAUDITED)

| CORPORATE OBLIGATIONS | Principal | Value |
|---|---|---|
| **Commercial Paper** | | |
| Baxter International Inc.: | | |
| 0.280%, 7–8–09 | $5,000 | $ 5,000 |
| 0.300%, 7–9–09 | 3,000 | 3,000 |
| Corporacion Andina de Fomento: | | |
| 0.750%, 9–1–09 | 5,000 | 4,993 |
| 0.750%, 9–3–09 | 2,500 | 2,497 |
| 0.730%, 9–9–09 | 1,100 | 1,098 |
| 1.400%, 2–12–10 | 2,200 | 2,181 |
| IBM International Group Capital LLC (International Business Machines Corporation): | | |
| 1.394%, 7–29–09 (A) | 5,000 | 4,998 |
| 0.881%, 8–26–09 (A) | 1,500 | 1,500 |
| Kitty Hawk Funding Corp., | | |
| 0.260%, 7–27–09 | 1,200 | 1,200 |
| Praxair Inc., | | |
| 0.170%, 7–2–09 | 6,266 | 6,266 |
| SBC Communications Inc. (AT&T Inc.), | | |
| 4.125%, 9–15–09 | 1,800 | 1,798 |
| Straight-A Funding, LLC (Federal Financing Bank): | | |
| 0.330%, 8–17–09 | 1,700 | 1,699 |
| 0.390%, 8–24–09 | 2,000 | 1,999 |
| Unilever Capital Corporation, | | |
| 0.321%, 7–10–09 (A) | 350 | 350 |
| Verizon Communications Inc.: | | |
| 0.340%, 7–8–09 | 7,600 | 7,599 |
| 0.360%, 7–20–09 | 2,500 | 2,500 |
| **Total Commercial Paper – 22.18%** | | **48,678** |
| **Commercial Paper (backed by irrevocable bank letter of credit)** | | |
| River Fuel Funding Company #3, Inc. (Bank of New York (The)), | | |
| 0.580%, 7–31–09 | 2,000 | 1,999 |
| River Fuel Trust #1 (Bank of New York (The)): | | |
| 0.280%, 7–2–09 | 1,000 | 1,000 |
| 0.280%, 7–15–09 | 2,000 | 2,000 |
| **Total Commercial Paper (backed by irrevocable bank letter of credit) – 2.28%** | | **4,999** |
| **Master Note – 2.42%** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (A) | 5,314 | **5,314** |
| **Notes** | | |
| 3M Company, | | |
| 7.139%, 12–14–09 (C) | 7,500 | 7,646 |
| American Honda Finance Corp.: | | |
| 1.404%, 7–29–09 (A)(C) | 6,000 | 5,927 |
| 1.416%, 8–5–09 (A) | 1,000 | 987 |
| 1.306%, 8–10–09 (A) | 500 | 497 |
| 1.496%, 8–14–09 (A) | 2,500 | 2,500 |
| 0.835%, 8–20–09 (A) | 500 | 496 |
| Bank of America Corporation (Federal Deposit Insurance Corporation), | | |
| 0.659%, 9–14–09 (A)(B) | 9,850 | 9,850 |
| Bank of America, N.A., | | |
| 1.538%, 8–12–09 (A) | 4,000 | 3,961 |

| CORPORATE OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Notes** (Continued) | | |
| Bear Stearns Companies Inc. (The) (JPMorgan Chase & Co.), | | |
| 0.974%, 8–18–09 (A) | $2,375 | $ 2,372 |
| BellSouth Corporation (AT&T Inc.), | | |
| 4.950%, 4–26–10 (A) | 8,300 | 8,464 |
| BP Capital Markets p.l.c., | | |
| 0.768%, 9–11–09 (A) | 1,400 | 1,400 |
| Caterpillar Financial Services Corporation: | | |
| 1.199%, 7–9–09 (A) | 2,500 | 2,474 |
| 1.202%, 7–27–09 (A) | 2,300 | 2,301 |
| Caterpillar Inc., | | |
| 7.250%, 9–15–09 | 2,600 | 2,627 |
| Citibank, N.A. (Federal Deposit Insurance Corporation), | | |
| 0.648%, 9–30–09 (A)(B) | 5,000 | 5,000 |
| Citigroup Funding Inc. (Federal Deposit Insurance Corporation), | | |
| 1.139%, 7–30–09 (A)(B) | 2,400 | 2,400 |
| Countrywide Home Loans, Inc. (Bank of America Corporation): | | |
| 5.625%, 7–15–09 | 1,459 | 1,461 |
| 4.125%, 9–15–09 | 5,120 | 5,126 |
| Electronic Data Systems Corporation (Hewlett-Packard Company), | | |
| 7.125%, 10–15–09 | 8,800 | 8,930 |
| GTE California Incorporated (Verizon Communications Inc.), | | |
| 6.700%, 9–1–09 | 525 | 529 |
| Honeywell International Inc., | | |
| 1.142%, 7–27–09 (A) | 1,000 | 999 |
| International Business Machines Corporation: | | |
| 0.320%, 7–6–09 (A) | 750 | 750 |
| 0.348%, 7–8–09 (A) | 1,250 | 1,250 |
| John Deere Capital Corporation: | | |
| 1.412%, 7–16–09 (A) | 1,000 | 990 |
| 1.111%, 8–26–09 (A) | 1,000 | 997 |
| 0.708%, 9–1–09 (A) | 3,700 | 3,679 |
| JPMorgan Chase & Co.: | | |
| 1.601%, 7–22–09 (A) | 1,420 | 1,410 |
| 1.176%, 8–19–09 (A) | 250 | 249 |
| 0.843%, 8–21–09 (A) | 800 | 798 |
| 0.687%, 9–25–09 (A) | 1,100 | 1,097 |
| 7.625%, 12–7–09 | 3,000 | 3,058 |
| PACCAR Financial Corp., | | |
| 0.649%, 9–21–09 (A) | 2,500 | 2,496 |
| Praxair Inc., | | |
| 0.751%, 8–26–09 (A) | 1,600 | 1,600 |
| Procter & Gamble Company (The), | | |
| 0.996%, 8–7–09 (A) | 1,000 | 1,000 |
| Procter & Gamble International Funding S.C.A. (Procter & Gamble Company (The)): | | |
| 1.176%, 7–6–09 (A) | 850 | 850 |
| 5.300%, 7–6–09 (C) | 550 | 550 |
| 1.224%, 8–8–09 (A) | 500 | 500 |
| 1.046%, 8–19–09 (A) | 4,300 | 4,298 |
| Roche Holdings, Inc., | | |
| 1.661%, 8–25–09 (A) | 6,600 | 6,606 |
| Target Corporation, | | |
| 1.111%, 8–7–09 (A) | 2,450 | 2,449 |
| Toyota Motor Credit Corporation: | | |
| 1.650%, 9–3–09 (A) | 2,500 | 2,500 |
| 1.663%, 9–18–09 (A) | 2,000 | 2,000 |

| CORPORATE OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Notes** (Continued) | | |
| Wal-Mart Stores, Inc., | | |
| 6.875%, 8–10–09 | $3,395 | $ 3,413 |
| Wells Fargo & Company: | | |
| 0.782%, 9–23–09 (A) | 1,800 | 1,794 |
| 4.200%, 1–15–10 | 2,000 | 2,021 |
| **Total Notes – 55.74%** | | **122,302** |
| **Notes (backed by irrevocable bank letter of credit)** | | |
| Conestoga Wood Specialties Corporation, Variable/Fixed Rate Taxable Demand Revenue Bonds, Series 2000 (Wachovia Bank, N.A.), | | |
| 0.600%, 7–1–09 (A) | 1,725 | 1,725 |
| The Academy of the New Church, Taxable Variable Rate Demand Bonds, Series 2008 (Wachovia Bank, N.A.), | | |
| 0.450%, 7–1–09 (A) | 2,000 | 2,000 |
| Trap Rock Industries, Inc., Taxable Variable Demand Bonds, Series 2005 (Wachovia Bank, National Association), | | |
| 0.450%, 7–1–09 (A) | 1,545 | 1,545 |
| **Total Notes (backed by irrevocable bank letter of credit) – 2.40%** | | **5,270** |
| **TOTAL CORPORATE OBLIGATIONS – 85.02%** | | **$186,563** |
| (Cost: $186,563) | | |
| **MUNICIPAL OBLIGATIONS – TAXABLE** | | |
| **California – 5.38%** | | |
| California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds (Atlantic Richfield Company Project), Series 1997 (BP p.l.c.), | | |
| 0.650%, 9–4–09 | 9,800 | 9,800 |
| City of Los Angeles, Wastewater System Subordinate Revenue Bonds, Variable Rate Refunding, Series 2008-G (Bank of America, N.A.), | | |
| 0.190%, 7–1–09 (A) | 2,000 | 2,000 |
| | | 11,800 |
| **Colorado – 0.30%** | | |
| Exempla General Improvement District, City of Lafayette, Colorado, Special Improvement District No. 02–01, Special Assessment Revenue Refunding and Improvement Bonds, Series 2002 (Wells Fargo Bank, N.A.), | | |
| 0.300%, 7–1–09 (A) | 655 | 655 |
| **Georgia – 0.22%** | | |
| Development Authority of Talbot County, Incremental Taxable Industrial Development Revenue Bonds (Junction City Mining Company, LLC Project), Series 2000 (Wachovia Bank, N.A.), | | |
| 0.550%, 7–1–09 (A) | 475 | 475 |

| MUNICIPAL OBLIGATIONS – TAXABLE (Continued) | Principal | Value |
|---|---|---|
| **Illinois – 1.15%** | | |
| State of Illinois, General Obligation Certificates of May, 2009, | | |
| 4.000%, 4–26–10 | $2,500 | $ 2,549 |
| **Maryland – 0.46%** | | |
| Maryland Health and Higher Educational Facilities Authority, Revenue Bonds, Anne Arundel Health Systems Issue, Series 2009A (Wachovia Bank, N.A.), | | |
| 0.450%, 7–1–09 (A) | 1,000 | 1,000 |
| **Mississippi – 2.25%** | | |
| Mississippi Business Finance Corporation, Adjustable Mode Industrial Development Revenue Bonds (Belk, Inc. Project), Series 2005 (Wachovia Bank, N.A.), | | |
| 0.450%, 7–1–09 (A) | 4,936 | 4,936 |
| **Missouri – 0.64%** | | |
| City of Kansas City, Missouri, Variable Rate Demand Taxable Special Obligation Refunding Bonds (President Hotel Redevelopment Project), Series 2009B (JPMorgan Chase & Co.), | | |
| 0.700%, 7–1–09 (A) | 1,400 | 1,400 |
| **TOTAL MUNICIPAL OBLIGATIONS – TAXABLE – 10.40%** | | **$ 22,815** |
| (Cost: $22,815) | | |
| **UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS** | | |
| **United States Government Agency Obligations** | | |
| Overseas Private Investment Corporation: | | |
| 0.250%, 9–15–09 (A) | 2,000 | 2,000 |
| 0.250%, 8–17–09 (A) | 1,256 | 1,256 |
| 0.250%, 9–15–09 (A) | 1,000 | 1,000 |
| 0.250%, 11–16–09 (A) | 1,400 | 1,400 |
| Totem Ocean Trailer Express, Inc. (United States Government Guaranteed Ship Financing Obligations), | | |
| 0.879%, 10–15–09 (A) | 2,305 | 2,305 |
| **TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 3.63%** | | **$ 7,961** |
| (Cost: $7,961) | | |
| **TOTAL INVESTMENT SECURITIES – 99.05%** | | **$217,339** |
| (Cost: $217,339) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.95%** | | **2,097** |
| **NET ASSETS – 100.00%** | | **$219,436** |

**Notes to Schedule of Investments**

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

(B) Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $14,123 or 6.44% of net assets.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $ 217,339 |
| Gross unrealized appreciation | — |
| Gross unrealized depreciation | — |
| Net unrealized appreciation | $ — |

See Accompanying Notes to Financial Statements.

# Mortgage Securities

ALL DATA IS AS OF JUNE 30, 2009 (UNAUDITED)

## Asset Allocation



Bonds 89.35%

Cash and Cash Equivalents 10.65%

| Bonds | 89.35% |
|---|---|
| United States Government and Government Agency Obligations | 71.28% |
| Corporate Debt Securities | 18.07% |
| **Cash and Cash Equivalents** | **10.65%** |

## Bond Portfolio Characteristics

| | |
|---|---|
| Average maturity | 4.6 years |
| Effective duration | 2.7 years |
| Weighted average bond rating | AAA |

## Quality Weightings



Investment Grade 87.55%

Non-Investment Grade 1.80%

Cash and Cash Equivalents 10.65%

| Investment Grade | 87.55% |
|---|---|
| AAA | 77.11% |
| AA | 2.68% |
| A | 4.06% |
| BBB | 3.70% |
| **Non-Investment Grade** | **1.80%** |
| BB | 1.64% |
| B | 0.05% |
| Below B | 0.11% |
| **Cash and Cash Equivalents** | **10.65%** |

*Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.*

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Car Loan – 0.47%** | | |
| Capital Auto Receivables Asset Trust 2007–2, | | |
| 8.300%, 2–18–14 (A) | $ 80 | $ 57 |
| Ford Credit Auto Owner Trust 2006-B, | | |
| 7.120%, 2–15–13 (B) | 65 | 46 |
| Ford Credit Auto Owner Trust 2007-A, | | |
| 7.050%, 12–15–13 (B) | 30 | 18 |
| | | 121 |
| | | |
| **Consumer Finance – 0.88%** | | |
| Green Tree Financial Corporation: | | |
| 7.650%, 4–15–19 | 96 | 83 |
| 9.000%, 6–15–25 | 110 | 108 |
| 7.950%, 8–15–25 (C) | 36 | 35 |
| | | 226 |
| | | |
| **Other Mortgage-Backed Securities – 16.72%** | | |
| ABFS Mortgage Loan Trust 2001–2, | | |
| 6.990%, 12–25–31 (C) | 163 | 67 |
| ABFS Mortgage Loan Trust 2002–4, | | |
| 7.423%, 12–15–33 (C) | 108 | 24 |
| ABN AMRO Mortgage Corporation, Series 2003–2, | | |
| 5.330%, 3–25–18 (C) | 78 | 48 |
| Banc of America Alternative Loan Trust 2004–11, | | |
| 6.000%, 12–25–34 | 232 | 145 |
| Banc of America Alternative Loan Trust 2005–10, | | |
| 5.666%, 11–25–35 (C) | 116 | 7 |
| Banc of America Alternative Loan Trust 2005–12, | | |
| 5.803%, 1–25–36 (C) | 163 | 18 |
| Banc of America Alternative Loan Trust 2005–6, | | |
| 6.000%, 7–25–35 | 281 | 153 |
| Banc of America Alternative Loan Trust 2005–8: | | |
| 5.571%, 9–25–35 (C) | 200 | 30 |
| 5.571%, 9–25–35 (C) | 41 | 2 |
| Banc of America Alternative Loan Trust 2006–4: | | |
| 6.220%, 5–25–46 (C) | 62 | 11 |
| 6.220%, 5–25–46 (C) | 81 | 5 |
| Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2002–2, | | |
| 6.200%, 7–11–43 (A) | 140 | 57 |
| Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2004–6, | | |
| 5.104%, 12–10–42 (A)(C) | 100 | 41 |
| Banc of America Funding 2004–2 Trust, | | |
| 6.500%, 7–20–32 | 134 | 103 |
| Banc of America Funding Corporation, | | |
| 5.002%, 9–20–34 (C) | 76 | 45 |
| Banc of America Mortgage 2007–1 Trust, | | |
| 6.000%, 3–25–37 | 213 | 31 |
| Banc of America Mortgage Trust 2004–3, | | |
| 4.875%, 4–25–19 | 71 | 42 |
| Banc of America Structured Securities Trust 2002-X1 F, | | |
| 6.274%, 10–11–33 (B) | 250 | 204 |
| BankAmerica Manufactured Housing Contract Trust, | | |
| 7.015%, 1–10–28 | 38 | 37 |
| Bear Stearns Commercial Mortgage Securities Inc., Series 2000-WF1 Trust Fund, | | |
| 6.500%, 2–15–32 | 150 | 109 |
| Bear Stearns Commercial Mortgage Securities Trust 2002-TOP6, | | |
| 7.354%, 10–15–36 (A)(C) | 170 | 101 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Other Mortgage-Backed Securities** (Continued) | | |
| Capital One Auto Finance Trust 2005-B-SS, | | |
| 4.480%, 12–15–10 | $ 64 | $ 64 |
| C-Bass 2005-CB3 Trust, | | |
| 5.109%, 5–25–35 (C) | 129 | 123 |
| C-Bass 2005-CB7 Trust, | | |
| 5.147%, 11–25–35 (C) | 4 | 4 |
| C-Bass 2006-CB2 Trust, | | |
| 5.860%, 12–25–36 | 285 | 72 |
| C-Bass 2006-MH1 Trust, | | |
| 5.970%, 10–25–36 (A)(C) | 138 | 120 |
| Centex Home Equity Loan Trust 2005-C, | | |
| 5.048%, 6–25–35 (C) | 210 | 168 |
| Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 1999–2, | | |
| 7.198%, 1–15–32 | 81 | 81 |
| CHEQ Home Equity Loan Trust, Series 2006-S2, | | |
| 0.424%, 7–25–27 (C) | 9 | 9 |
| Citigroup Mortgage Loan Trust Inc., Mortgage Pass-Through Certificates, Series 2004–2, | | |
| 6.500%, 8–25–18 (A) | 5 | 5 |
| CitiMortgage Alternative Loan Trust, Series 2007-A7, | | |
| 6.237%, 7–25–37 (C) | 54 | —* |
| CountryPlace Manufactured Housing Contract Trust 2005–1, | | |
| 4.800%, 12–15–35 (B)(C) | 245 | 160 |
| CWHEQ Home Equity Loan Trust, Series 2006-S3, | | |
| 6.518%, 1–25–29 (C) | 207 | 44 |
| Flagstar Home Equity Loan Trust 2007–1, | | |
| 5.997%, 1–25–35 (A)(C) | 125 | 21 |
| Global Mortgage Securitization 2005-A Ltd. and Global Mortgage Securitization 2005-A LLC: | | |
| 5.250%, 4–25–32 | 76 | 44 |
| 5.402%, 4–25–32 (C) | 110 | 38 |
| Global Mortgage Securitization Ltd. and Global Mortgage Securitization, LLC, | | |
| 5.250%, 11–25–32 (B) | 144 | 97 |
| Home Equity Loan Trust 2003-HS2, | | |
| 5.090%, 7–25–33 (C) | 6 | 5 |
| Hometown Commercial Capital, LLC Hometown Commercial Mortgage Pass-Through Notes 2006–1, | | |
| 5.506%, 11–11–38 (B) | 183 | 82 |
| J.P. Morgan Alternative Loan Trust 2006-A6, | | |
| 5.950%, 11–25–36 (C) | 250 | 115 |
| J.P. Morgan Chase Commercial Mortgage Securities Corp., | | |
| 6.221%, 10–12–37 (A) | 200 | 127 |
| J.P. Morgan Mortgage Acquisition Trust 2006-CW2, | | |
| 6.337%, 8–25–36 (C) | 270 | 76 |
| J.P. Morgan Mortgage Trust 2005-S2, | | |
| 5.673%, 9–25–35 (C) | 185 | 34 |
| J.P. Morgan Mortgage Trust 2006-A2, | | |
| 5.098%, 11–25–33 (C) | 62 | 34 |
| J.P. Morgan Mortgage Trust 2006-A6, | | |
| 6.041%, 10–25–36 (C) | 225 | 135 |
| J.P. Morgan Mortgage Trust 2006-S3, | | |
| 6.187%, 8–25–36 | 377 | 21 |
| J.P. Morgan Mortgage Trust 2007-A1, | | |
| 4.822%, 7–25–35 (C) | 294 | 23 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Other Mortgage-Backed Securities** (Continued) | | |
| LB-UBS Commercial Mortgage Trust 2003-C3, | | |
| 4.846%, 2–15–37 (A)(C) . . . . . . . . . . . . . . . . . . . | $ 100 | $ 41 |
| Lehman ABS Manufactured Housing Contract | | |
| Trust 2001-B, | | |
| 3.010%, 3–15–10 . . . . . . . . . . . . . . . . . . . . . . . | 96 | 58 |
| Lehman XS Trust, Series 2005–8, | | |
| 5.690%, 12–25–35 . . . . . . . . . . . . . . . . . . . . . . | 306 | 189 |
| Mid-State Capital Corporation 2004–1 Trust, | | |
| 6.005%, 8–15–37 . . . . . . . . . . . . . . . . . . . . . . . | 111 | 83 |
| NationsLink Funding Corporation, Commercial | | |
| Mortgage Pass-Through Certificates, | | |
| Series 1998–2, | | |
| 5.000%, 8–20–30 (A) . . . . . . . . . . . . . . . . . . . | 50 | 42 |
| Nomura Asset Securities Corporation, | | |
| Commercial Mortgage Pass-Through | | |
| Certificates, Series 1998-D6, | | |
| 6.000%, 3–15–30 (A) . . . . . . . . . . . . . . . . . . . | 200 | 162 |
| Origen Manufactured Housing Contract Trust | | |
| 2004-A, | | |
| 5.700%, 1–15–35 . . . . . . . . . . . . . . . . . . . . . . . | 100 | 74 |
| Origen Manufactured Housing Contract Trust | | |
| 2004-B, | | |
| 4.750%, 8–15–21 . . . . . . . . . . . . . . . . . . . . . . . | 100 | 91 |
| Origen Manufactured Housing Contract Trust | | |
| 2005-B: | | |
| 5.605%, 5–15–22 . . . . . . . . . . . . . . . . . . . . . . . | 35 | 30 |
| 5.910%, 1–15–37 . . . . . . . . . . . . . . . . . . . . . . . | 100 | 71 |
| PHH Alternative Mortgage Trust, Series 2007–1, | | |
| Class II-B–2, | | |
| 6.000%, 2–25–37 . . . . . . . . . . . . . . . . . . . . . . . | 97 | 8 |
| RALI Series 2003-QS11 Trust, | | |
| 5.750%, 6–25–33 . . . . . . . . . . . . . . . . . . . . . . . | 198 | 122 |
| RAMP Series 2005-RS1 Trust, | | |
| 5.145%, 1–25–35 (C) . . . . . . . . . . . . . . . . . . . . . | 212 | 28 |
| RASC Series 2003-KS10 Trust, | | |
| 6.410%, 12–25–33 . . . . . . . . . . . . . . . . . . . . . . . | 24 | 9 |
| RESI Finance Limited Partnership 2003-C and | | |
| RESI Finance DE Corporation 2003-C, | | |
| 1.723%, 9–10–35 (B)(C) . . . . . . . . . . . . . . . . . . | 114 | 49 |
| RFMSI Series 2004-S5 Trust, | | |
| 4.500%, 5–25–19 . . . . . . . . . . . . . . . . . . . . . . . | 72 | 54 |
| Structured Adjustable Rate Mortgage Loan Trust, | | |
| Series 2005–21, | | |
| 5.400%, 11–25–35 (C) . . . . . . . . . . . . . . . . . . . . | 144 | 19 |
| Structured Asset Securities Corporation: | | |
| 6.290%, 11–25–32 (C) . . . . . . . . . . . . . . . . . . . | 23 | 9 |
| 5.250%, 8–25–33 . . . . . . . . . . . . . . . . . . . . . . . | 128 | 77 |
| 5.630%, 5–25–34 (C) . . . . . . . . . . . . . . . . . . . | 63 | 25 |
| 6.000%, 6–25–34 (C) . . . . . . . . . . . . . . . . . . . | 184 | 66 |
| Wells Fargo Alternative Loan 2007-PA3 Trust: | | |
| 6.086%, 7–25–37 (C) . . . . . . . . . . . . . . . . . . . | 152 | 9 |
| 6.086%, 7–25–37 (C) . . . . . . . . . . . . . . . . . . . | 119 | 4 |
| | | 4,302 |
| **TOTAL CORPORATE DEBT SECURITIES – 18.07%** | | **$ 4,649** |

(Cost: $9,874)

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS | Principal | Value |
|---|---|---|
| **Agency Obligations – 0.82%** | | |
| Federal National Mortgage Association, | | |
| 3.875%, 7–12–13 (D) . . . . . . . . . . . . . . . . . . . . | $200 | $ 211 |
| | | |
| **Mortgage-Backed Obligations – 68.43%** | | |
| Federal Home Loan Mortgage Corporation Fixed | | |
| Rate Participation Certificates: | | |
| 5.000%, 5–1–18 . . . . . . . . . . . . . . . . . . . . . . . | 205 | 215 |
| 5.500%, 6–1–19 . . . . . . . . . . . . . . . . . . . . . . . | 117 | 123 |
| 6.000%, 9–1–22 . . . . . . . . . . . . . . . . . . . . . . . | 462 | 490 |
| 5.300%, 1–15–33 . . . . . . . . . . . . . . . . . . . . . . | 228 | 236 |
| 6.000%, 10–1–33 . . . . . . . . . . . . . . . . . . . . . . | 420 | 444 |
| 5.000%, 7–1–34 . . . . . . . . . . . . . . . . . . . . . . . | 440 | 447 |
| 6.000%, 7–1–34 . . . . . . . . . . . . . . . . . . . . . . . | 960 | 1,003 |
| 5.500%, 2–1–35 . . . . . . . . . . . . . . . . . . . . . . . | 152 | 157 |
| 5.500%, 2–1–35 . . . . . . . . . . . . . . . . . . . . . . . | 77 | 80 |
| 5.500%, 7–1–35 . . . . . . . . . . . . . . . . . . . . . . . | 640 | 661 |
| 5.000%, 8–1–35 . . . . . . . . . . . . . . . . . . . . . . . | 296 | 302 |
| 5.000%, 11–1–35 . . . . . . . . . . . . . . . . . . . . . . | 464 | 474 |
| 6.500%, 7–1–36 . . . . . . . . . . . . . . . . . . . . . . . | 419 | 446 |
| 7.000%, 12–1–37 . . . . . . . . . . . . . . . . . . . . . . | 61 | 65 |
| 4.500%, 7–1–39 TBA . . . . . . . . . . . . . . . . . . . . | 95 | 94 |
| Federal National Mortgage Association Fixed | | |
| Rate Pass-Through Certificates: | | |
| 5.500%, 3–1–18 . . . . . . . . . . . . . . . . . . . . . . . | 119 | 125 |
| 5.000%, 10–1–18 . . . . . . . . . . . . . . . . . . . . . . | 106 | 111 |
| 5.500%, 9–1–19 . . . . . . . . . . . . . . . . . . . . . . . | 70 | 74 |
| 4.500%, 7–1–20 TBA . . . . . . . . . . . . . . . . . . . . | 500 | 510 |
| 7.000%, 11–1–32 . . . . . . . . . . . . . . . . . . . . . . | 86 | 94 |
| 5.500%, 5–1–33 . . . . . . . . . . . . . . . . . . . . . . . | 734 | 757 |
| 6.000%, 6–1–33 . . . . . . . . . . . . . . . . . . . . . . . | 312 | 329 |
| 6.000%, 12–1–33 . . . . . . . . . . . . . . . . . . . . . . | 212 | 225 |
| 5.500%, 1–1–34 . . . . . . . . . . . . . . . . . . . . . . . | 117 | 122 |
| 5.500%, 1–1–34 . . . . . . . . . . . . . . . . . . . . . . . | 116 | 121 |
| 5.000%, 2–1–34 . . . . . . . . . . . . . . . . . . . . . . . | 272 | 278 |
| 5.500%, 2–1–34 . . . . . . . . . . . . . . . . . . . . . . . | 285 | 295 |
| 5.500%, 2–1–34 . . . . . . . . . . . . . . . . . . . . . . . | 260 | 270 |
| 5.000%, 3–1–34 . . . . . . . . . . . . . . . . . . . . . . . | 506 | 517 |
| 6.000%, 4–1–34 . . . . . . . . . . . . . . . . . . . . . . . | 135 | 142 |
| 5.000%, 7–1–34 . . . . . . . . . . . . . . . . . . . . . . . | 285 | 290 |
| 6.000%, 7–1–34 . . . . . . . . . . . . . . . . . . . . . . . | 515 | 538 |
| 6.500%, 8–1–34 . . . . . . . . . . . . . . . . . . . . . . . | 185 | 197 |
| 5.500%, 9–1–34 . . . . . . . . . . . . . . . . . . . . . . . | 68 | 71 |
| 6.500%, 9–1–34 . . . . . . . . . . . . . . . . . . . . . . . | 47 | 51 |
| 5.500%, 11–1–34 . . . . . . . . . . . . . . . . . . . . . . | 189 | 196 |
| 6.000%, 11–1–34 . . . . . . . . . . . . . . . . . . . . . . | 67 | 70 |
| 6.500%, 11–1–34 . . . . . . . . . . . . . . . . . . . . . . | 138 | 148 |
| 6.500%, 11–1–34 . . . . . . . . . . . . . . . . . . . . . . | 94 | 100 |
| 6.000%, 12–1–34 . . . . . . . . . . . . . . . . . . . . . . | 327 | 344 |
| 5.500%, 2–1–35 . . . . . . . . . . . . . . . . . . . . . . . | 410 | 427 |
| 6.500%, 3–1–35 . . . . . . . . . . . . . . . . . . . . . . . | 90 | 97 |
| 6.000%, 4–1–35 . . . . . . . . . . . . . . . . . . . . . . . | 406 | 428 |
| 6.000%, 6–1–35 . . . . . . . . . . . . . . . . . . . . . . . | 321 | 337 |
| 5.000%, 7–1–35 . . . . . . . . . . . . . . . . . . . . . . . | 64 | 66 |
| 5.500%, 7–1–35 . . . . . . . . . . . . . . . . . . . . . . . | 141 | 146 |
| 5.500%, 8–1–35 . . . . . . . . . . . . . . . . . . . . . . . | 82 | 85 |
| 5.500%, 10–1–35 . . . . . . . . . . . . . . . . . . . . . . | 427 | 445 |
| 5.500%, 10–1–35 . . . . . . . . . . . . . . . . . . . . . . | 122 | 127 |
| 6.000%, 10–1–35 . . . . . . . . . . . . . . . . . . . . . . | 524 | 549 |

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: (Continued) | | |
| 6.000%, 1–1–36 | $ 810 | $ 850 |
| 6.500%, 2–1–36 | 74 | 79 |
| 6.500%, 6–1–36 | 126 | 135 |
| 6.500%, 8–1–37 | 267 | 285 |
| 6.000%, 9–1–37 | 130 | 136 |
| 6.500%, 9–1–37 | 237 | 252 |
| 5.500%, 5–1–38 | 891 | 921 |
| 6.000%, 7–1–38 | 158 | 165 |
| Government National Mortgage Association Agency REMIC/CMO (Interest Only), (E) | | |
| 0.914%, 6–17–45 (C) | 1,340 | 49 |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 6.250%, 7–15–24 | 81 | 87 |
| 5.500%, 12–15–34 | 267 | 276 |
| 5.500%, 7–1–35 | 195 | 201 |
| 5.500%, 7–15–38 | 138 | 142 |
| 5.500%, 10–15–38 | 102 | 106 |
| | | 17,603 |
| **Non-Agency REMIC/CMO – 2.03%** | | |
| Government National Mortgage Association Non-Agency REMIC/CMO, | | |
| 5.008%, 12–16–25 (C) | 500 | 523 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 71.28%** | | **$18,337** |

(Cost: $17,922)

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper – 20.87%** | | |
| Burlington Northern Santa Fe Corp., | | |
| 0.540%, 7–2–09 | $1,300 | $ 1,300 |
| Colgate-Palmolive Company, | | |
| 0.150%, 7–10–09 | 891 | 891 |
| Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.), | | |
| 0.500%, 7–15–09 | 1,500 | 1,500 |
| Kraft Foods Inc., | | |
| 0.350%, 7–16–09 | 1,680 | 1,679 |
| | | 5,370 |
| **Master Note – 5.91%** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (C) | 1,520 | 1,520 |
| **United States Government Agency Obligations – 2.92%** | | |
| Federal Home Loan Mortgage Corporation, | | |
| 0.020%, 7–1–09 | 750 | 750 |
| **TOTAL SHORT-TERM SECURITIES – 29.70%** | | **$ 7,640** |
| (Cost: $7,640) | | |
| **TOTAL INVESTMENT SECURITIES – 119.05%** | | **$30,626** |
| (Cost: $35,436) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (19.05%)** | | (4,901) |
| **NET ASSETS – 100.00%** | | **$25,725** |

**Notes to Schedule of Investments**

*Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $774 or 3.01% of net assets.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $656 or 2.55% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

(D) Security serves as collateral for the following open futures contracts at June 30, 2009:

| Description | Type | Expiration Date | Number of Contracts | Market Value | Unrealized Depreciation |
|---|---|---|---|---|---|
| U.S. 30 Year Treasury Bond | Short | 9–21–09 | —* | $(1,302) | $(5) |

(E) Amount shown in principal column represents notional amount for computation of interest.

The following acronyms are used throughout this schedule:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $35,439 |
| Gross unrealized appreciation | 431 |
| Gross unrealized depreciation | (5,244) |
| Net unrealized depreciation | $ (4,813) |

See Accompanying Notes to Financial Statements.

## Asset Allocation



Stocks 95.14%

Cash and Cash Equivalents 4.86%

| | |
|---|---|
| **Stocks** | **95.14%** |
| Financials | 94.91% |
| Telecommunication Services | 0.23% |
| **Cash and Cash Equivalents** | **4.86%** |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Simon Property Group, Inc. | Financials | Retail REITs |
| Public Storage, Inc. | Financials | Specialized REITs |
| Vornado Realty Trust | Financials | Diversified REITs |
| Boston Properties, Inc. | Financials | Office REITs |
| Health Care Property Investors, Inc. | Financials | Specialized REITs |
| Equity Residential | Financials | Residential REITs |
| Ventas, Inc. | Financials | Specialized REITs |
| Digital Realty Trust, Inc. | Financials | Office REITs |
| Health Care REIT, Inc. | Financials | Specialized REITs |
| AvalonBay Communities, Inc. | Financials | Residential REITs |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Diversified Real Estate Activities – 0.25%** | | |
| Jones Lang LaSalle Incorporated . . . . . . . . . . . . . . | 2 | $ 62 |
| | | |
| **Diversified REITs – 10.08%** | | |
| Colonial Properties Trust . . . . . . . . . . . . . . . . . . . . | 9 | 63 |
| Liberty Property Trust . . . . . . . . . . . . . . . . . . . . . . . | 15 | 350 |
| PS Business Parks, Inc. . . . . . . . . . . . . . . . . . . . . . . | 5 | 223 |
| Vornado Realty Trust . . . . . . . . . . . . . . . . . . . . . . . | 30 | 1,358 |
| Washington Real Estate Investment Trust . . . . . . . . | 22 | 488 |
| | | 2,482 |
| **Industrial REITs – 5.20%** | | |
| AMB Property Corporation . . . . . . . . . . . . . . . . . . | 15 | 282 |
| DCT Industrial Trust Inc. . . . . . . . . . . . . . . . . . . . . . | 65 | 265 |
| EastGroup Properties, Inc. . . . . . . . . . . . . . . . . . . . | 10 | 337 |
| ProLogis . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 49 | 397 |
| | | 1,281 |
| **Office REITs – 18.84%** | | |
| Alexandria Real Estate Equities, Inc. . . . . . . . . . . . . | 5 | 193 |
| BioMed Realty Trust, Inc. . . . . . . . . . . . . . . . . . . . . | 24 | 249 |
| Boston Properties, Inc. . . . . . . . . . . . . . . . . . . . . . . | 25 | 1,184 |
| Brandywine Realty Trust . . . . . . . . . . . . . . . . . . . . . | 21 | 155 |
| Corporate Office Properties Trust . . . . . . . . . . . . . . | 17 | 502 |
| Cousins Properties Incorporated . . . . . . . . . . . . . . . | 12 | 105 |
| Digital Realty Trust, Inc. . . . . . . . . . . . . . . . . . . . . . | 23 | 817 |
| Douglas Emmett, Inc. . . . . . . . . . . . . . . . . . . . . . . | 43 | 387 |
| Duke Realty Corporation . . . . . . . . . . . . . . . . . . . . | 15 | 134 |
| Highwoods Properties, Inc. . . . . . . . . . . . . . . . . . . | 17 | 380 |
| Kilroy Realty Corporation . . . . . . . . . . . . . . . . . . . . | 9 | 193 |
| Mack-Cali Realty Corporation . . . . . . . . . . . . . . . . | 11 | 255 |
| SL Green Realty Corp. . . . . . . . . . . . . . . . . . . . . . . | 4 | 85 |
| | | 4,639 |
| **Real Estate Management & Development – 0.24%** | | |
| CB Richard Ellis Group, Inc., Class A (A) . . . . . . . . . | 6 | 59 |
| | | |
| **Residential REITs – 16.92%** | | |
| American Campus Communities, Inc. . . . . . . . . . . . | 11 | 253 |
| AvalonBay Communities, Inc. . . . . . . . . . . . . . . . . | 12 | 675 |
| BRE Properties, Inc., Class A . . . . . . . . . . . . . . . . . | 16 | 378 |
| Camden Property Trust . . . . . . . . . . . . . . . . . . . . . | 10 | 287 |
| Equity Lifestyle Properties, Inc. . . . . . . . . . . . . . . . . | 4 | 145 |
| Equity Residential . . . . . . . . . . . . . . . . . . . . . . . . . | 45 | 1,004 |
| Essex Property Trust, Inc. . . . . . . . . . . . . . . . . . . . . | 10 | 641 |
| Home Properties, Inc. . . . . . . . . . . . . . . . . . . . . . . | 9 | 297 |
| Mid-America Apartment Communities, Inc. . . . . . . . | 10 | 371 |
| UDR, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11 | 116 |
| | | 4,167 |
| **Retail REITs – 20.78%** | | |
| Acadia Realty Trust . . . . . . . . . . . . . . . . . . . . . . . . | 27 | 349 |
| CBL & Associates Properties, Inc. . . . . . . . . . . . . . . | 41 | 223 |
| Federal Realty Investment Trust . . . . . . . . . . . . . . . | 12 | 592 |
| Kimco Realty Corporation . . . . . . . . . . . . . . . . . . . | 28 | 282 |
| Macerich Company (The) . . . . . . . . . . . . . . . . . . . . | 7 | 119 |
| National Retail Properties, Inc. . . . . . . . . . . . . . . . . | 17 | 288 |
| Regency Centers Corporation . . . . . . . . . . . . . . . . . | 17 | 604 |
| Saul Centers, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 5 | 151 |
| Simon Property Group, Inc. . . . . . . . . . . . . . . . . . . | 40 | 2,053 |
| Tanger Factory Outlet Centers, Inc. . . . . . . . . . . . . | 8 | 263 |
| Taubman Centers, Inc. . . . . . . . . . . . . . . . . . . . . . . | 7 | 193 |
| | | 5,117 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Specialized REITs – 22.47%** | | |
| DiamondRock Hospitality Company . . . . . . . . . . . . | 14 | $ 86 |
| Entertainment Properties Trust . . . . . . . . . . . . . . . . | 4 | 89 |
| Health Care Property Investors, Inc. . . . . . . . . . . . . . | 54 | 1,153 |
| Health Care REIT, Inc. . . . . . . . . . . . . . . . . . . . . . . | 21 | 716 |
| Host Hotels & Resorts, Inc. . . . . . . . . . . . . . . . . . . | 76 | 639 |
| LaSalle Hotel Properties . . . . . . . . . . . . . . . . . . . . . | 5 | 62 |
| Nationwide Health Properties, Inc. . . . . . . . . . . . . . | 19 | 489 |
| Public Storage, Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 21 | 1,387 |
| Ventas, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 31 | 911 |
| | | 5,532 |
| **Wireless Telecommunication Service – 0.23%** | | |
| American Tower Corporation, Class A (A) . . . . . . . . | 2 | 57 |
| | | |
| **TOTAL COMMON STOCKS – 95.01%** | | **$23,396** |
| (Cost: $35,194) | | |

| INVESTMENT FUNDS – 0.13% | | |
|---|---|---|
| **Sector Fund-Real Estate** | | |
| ProShares UltraShort Real Estate . . . . . . . . . . . . . . | 2 | $ 31 |
| (Cost: $32) | | |

| SHORT-TERM SECURITIES – 3.98% | Principal | |
|---|---|---|
| **Master Note** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (B) . . . . . . . . . . . . . . . . . . . . . | $979 | $ 979 |
| (Cost: $979) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 99.12%** | | **$24,406** |
| (Cost: $36,205) | | |
| | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.88%** | | 218 |
| | | |
| **NET ASSETS – 100.00%** | | **$24,624** |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronym is used throughout this schedule:
REIT = Real Estate Investment Trust

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $ 36,781 |
| Gross unrealized appreciation | 180 |
| Gross unrealized depreciation | (12,555) |
| Net unrealized depreciation | $ (12,375) |

See Accompanying Notes to Financial Statements.

# Science and Technology

## Asset Allocation



Stocks 82.55%

Bonds 3.82%

Cash and Cash Equivalents 13.63%

| Stocks | 82.55% |
|---|---|
| Information Technology | 44.61% |
| Health Care | 11.77% |
| Consumer Staples | 7.44% |
| Industrials | 5.84% |
| Energy | 4.60% |
| Telecommunication Services | 3.93% |
| Materials | 3.04% |
| Financials | 0.82% |
| Consumer Discretionary | 0.50% |
| **Bonds** | **3.82%** |
| Corporate Debt Securities | 3.82% |
| **Cash and Cash Equivalents** | **13.63%** |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| ESCO Technologies Inc. | Industrials | Industrial Machinery |
| Noble Energy, Inc. | Energy | Oil & Gas Exploration & Production |
| Research In Motion Limited | Information Technology | Communications Equipment |
| Cree, Inc. | Information Technology | Semiconductors |
| Aspen Technology, Inc. | Information Technology | Application Software |
| Bunge Limited | Consumer Staples | Agricultural Products |
| Archer Daniels Midland Company | Consumer Staples | Agricultural Products |
| Alliance Data Systems Corporation | Information Technology | Data Processing & Outsourced Services |
| Genzyme Corporation | Health Care | Biotechnology |
| Microsoft Corporation | Information Technology | Systems Software |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Science and Technology *(in thousands)* JUNE 30, 2009 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Agricultural Products – 7.44%** | | |
| Archer Daniels Midland Company | 343 | $ 9,179 |
| Bunge Limited | 164 | 9,906 |
| | | 19,085 |
| **Application Software – 9.46%** | | |
| ACI Worldwide, Inc. (A) | 515 | 7,184 |
| Aspen Technology, Inc. (A) | 1,164 | 9,928 |
| Lawson Software, Inc. (A) | 1,286 | 7,173 |
| | | 24,285 |
| **Biotechnology – 8.28%** | | |
| Amgen Inc. (A) | 124 | 6,580 |
| Genzyme Corporation (A) | 135 | 7,539 |
| Isis Pharmaceuticals, Inc. (A) | 155 | 2,562 |
| Vertex Pharmaceuticals Incorporated (A) | 129 | 4,587 |
| | | 21,268 |
| **Communications Equipment – 4.91%** | | |
| CommScope, Inc. (A) | 67 | 1,754 |
| Research In Motion Limited (A) | 153 | 10,835 |
| | | 12,589 |
| **Data Processing & Outsourced Services – 9.03%** | | |
| Alliance Data Systems Corporation (A) | 203 | 8,357 |
| Euronet Worldwide, Inc. (A) | 341 | 6,607 |
| Fidelity National Information Services, Inc. | 185 | 3,693 |
| Lender Processing Services, Inc. | 163 | 4,527 |
| | | 23,184 |
| **Diversified Chemicals – 2.49%** | | |
| E.I. du Pont de Nemours and Company | 128 | 3,277 |
| FMC Corporation | 66 | 3,117 |
| | | 6,394 |
| **Electrical Components & Equipment – 0.99%** | | |
| POWER-ONE, INC. (A) | 860 | 1,281 |
| Ultralife Corporation (A) | 177 | 1,269 |
| | | 2,550 |
| **Electronic Equipment & Instruments – 2.09%** | | |
| IPG Photonics Corporation (A) | 85 | 927 |
| Itron, Inc. (A) | 81 | 4,444 |
| | | 5,371 |
| **Fertilizers & Agricultural Chemicals – 0.55%** | | |
| Sociedad Quimica y Minera de Chile S.A., ADR | 39 | 1,408 |
| **General Merchandise Stores – 0.50%** | | |
| Conn's, Inc. (A) | 104 | 1,295 |
| **Health Care Distributors – 0.22%** | | |
| Animal Health International, Inc. (A) | 359 | 556 |
| **Health Care Equipment – 0.47%** | | |
| STERIS Corporation | 47 | 1,218 |
| **Health Care Facilities – 1.73%** | | |
| HealthSouth Corporation (A) | 307 | 4,434 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care Supplies – 0.18%** | | |
| TranS1 Inc. (A) | 75 | $ 466 |
| **Health Care Technology – 0.75%** | | |
| Eclipsys Corporation (A) | 108 | 1,922 |
| **Home Entertainment Software – 2.10%** | | |
| Nintendo Co., Ltd. (B) | 20 | 5,390 |
| **Industrial Machinery – 4.85%** | | |
| ESCO Technologies Inc. (A) | 247 | 11,084 |
| Pentair, Inc. | 52 | 1,342 |
| | | 12,426 |
| **Integrated Telecommunication Services – 2.98%** | | |
| AT&T Inc. | 176 | 4,369 |
| CenturyTel, Inc. | 106 | 3,266 |
| | | 7,635 |
| **Internet Software & Services – 0.95%** | | |
| SAVVIS, Inc. (A) | 214 | 2,449 |
| **IT Consulting & Other Services – 2.71%** | | |
| Telvent GIT, S.A. | 321 | 6,955 |
| **Life & Health Insurance – 0.82%** | | |
| Amil Participacoes S.A. (B) | 436 | 2,099 |
| **Managed Health Care – 0.14%** | | |
| AMERIGROUP Corporation (A) | 13 | 349 |
| **Oil & Gas Equipment & Services – 0.29%** | | |
| ION Geophysical Corporation (A) | 285 | 732 |
| **Oil & Gas Exploration & Production – 4.31%** | | |
| Noble Energy, Inc. | 188 | 11,063 |
| **Semiconductors – 10.48%** | | |
| Cree, Inc. (A) | 351 | 10,302 |
| Micron Technology, Inc. (A) | 508 | 2,568 |
| Microsemi Corporation (A) | 77 | 1,065 |
| PMC-Sierra, Inc. (A) | 710 | 5,651 |
| Samsung Electronics Co., Ltd. (B) | 16 | 7,296 |
| | | 26,882 |
| **Systems Software – 2.88%** | | |
| Microsoft Corporation | 310 | 7,378 |
| **Wireless Telecommunication Service – 0.95%** | | |
| Sprint Nextel Corporation (A) | 508 | 2,442 |
| **TOTAL COMMON STOCKS – 82.55%** | | **$211,825** |
| (Cost: $234,093) | | |

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Data Processing & Outsourced Services – 1.21%** | | |
| Alliance Data Systems Corporation, Convertible, 4.750%, 5–15–14 . . . . . . . . . . . . . . . . . . . . . | $3,000 | $ 3,094 |
| | | |
| **Technology – 2.61%** | | |
| Advanced Micro Devices, Inc., Convertible, 5.750%, 8–15–12 . . . . . . . . . . . . . . . . . . . . . | 7,000 | 4,305 |
| Eastman Kodak Company, Convertible, 3.375%, 10–15–33 . . . . . . . . . . . . . . . . . . . . | 3,000 | 2,415 |
| | | 6,720 |
| | | |
| **TOTAL CORPORATE DEBT SECURITIES – 3.82%** | | $ 9,814 |
| (Cost: $9,908) | | |
| | | |
| **SHORT-TERM SECURITIES** | | |
| **Commercial Paper – 9.73%** | | |
| Burlington Northern Santa Fe Corp., 0.450%, 7–2–09 . . . . . . . . . . . . . . . . . . . . . | 5,000 | 5,000 |
| Colgate-Palmolive Company, 0.150%, 7–10–09 . . . . . . . . . . . . . . . . . . . . . | 4,227 | 4,227 |
| Johnson & Johnson, 0.100%, 7–13–09 . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,000 |
| Kraft Foods Inc., 0.300%, 7–9–09 . . . . . . . . . . . . . . . . . . . . . | 6,000 | 5,999 |
| Straight-A Funding, LLC (Federal Financing Bank), 0.270%, 7–24–09 . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,999 |
| Total Capital SA, 0.080%, 7–1–09 . . . . . . . . . . . . . . . . . . . . . | 2,737 | 2,737 |
| | | 24,962 |
| **United States Government Agency Obligations – 1.95%** | | |
| Federal National Mortgage Association, 0.090%, 7–22–09 . . . . . . . . . . . . . . . . . . . . . | 5,000 | 5,000 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 11.68%** | | $ 29,962 |
| (Cost: $29,962) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 98.05%** | | $251,601 |
| (Cost: $273,963) | | |
| | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.95%** | | 5,004 |
| | | |
| **NET ASSETS – 100.00%** | | $256,605 |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $ 275,186 |
| Gross unrealized appreciation | 24,141 |
| Gross unrealized depreciation | (47,726) |
| Net unrealized depreciation | $ (23,585) |

See Accompanying Notes to Financial Statements.

## Asset Allocation



Stocks 89.59%

Cash and Cash Equivalents 10.41%

| Stocks | 89.59% |
|---|---|
| Information Technology | 32.55% |
| Health Care | 19.58% |
| Consumer Discretionary | 16.91% |
| Industrials | 5.28% |
| Consumer Staples | 5.24% |
| Financials | 4.25% |
| Energy | 3.63% |
| Telecommunication Services | 1.51% |
| Materials | 0.64% |
| **Cash and Cash Equivalents** | **10.41%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| Constant Contact, Inc. | Information Technology |
| Scientific Games Corporation, Class A | Consumer Discretionary |
| MICROS Systems, Inc. | Information Technology |
| Riverbed Technology, Inc. | Information Technology |
| CommVault Systems, Inc. | Information Technology |
| LKQ Corporation | Consumer Discretionary |
| Capella Education Company | Consumer Discretionary |
| NuVasive, Inc. | Health Care |
| DTS, Inc. | Information Technology |
| Vocus, Inc. | Information Technology |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Small Cap Growth *(in thousands)* JUNE 30, 2009 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Application Software – 6.78%** | | |
| Blackbaud, Inc. | 413 | $ 6,420 |
| Blackboard Inc. (A) | 198 | 5,717 |
| Epiq Systems, Inc. (A) | 201 | 3,088 |
| FactSet Research Systems, Inc. | 125 | 6,255 |
| | | 21,480 |
| **Auto Parts & Equipment – 3.27%** | | |
| LKQ Corporation (A) | 630 | 10,362 |
| **Automotive Retail – 0.98%** | | |
| Monro Muffler Brake, Inc. | 121 | 3,103 |
| **Broadcasting – 2.10%** | | |
| DG FastChannel, Inc. (A) | 363 | 6,650 |
| **Casinos & Gaming – 4.06%** | | |
| Scientific Games Corporation, Class A (A) | 816 | 12,871 |
| **Communications Equipment – 4.54%** | | |
| Neutral Tandem, Inc. (A) | 92 | 2,716 |
| Riverbed Technology, Inc. (A) | 503 | 11,667 |
| | | 14,383 |
| **Construction & Engineering – 1.38%** | | |
| Chicago Bridge & Iron Company N.V., NY Shares | 353 | 4,373 |
| **Construction & Farm Machinery & Heavy Trucks – 2.39%** | | |
| Bucyrus International, Inc., Class A | 265 | 7,580 |
| **Consumer Finance – 1.06%** | | |
| EZCORP, Inc., Class A (A) | 311 | 3,350 |
| **Diversified Metals & Mining – 0.64%** | | |
| Thompson Creek Metals Company Inc. (A) | 197 | 2,018 |
| **Education Services – 5.54%** | | |
| American Public Education, Inc. (A) | 185 | 7,336 |
| Capella Education Company (A) | 170 | 10,186 |
| | | 17,522 |
| **Electronic Components – 2.76%** | | |
| DTS, Inc. (A) | 323 | 8,743 |
| **Health Care Distributors – 2.12%** | | |
| PSS World Medical, Inc. (A) | 363 | 6,712 |
| **Health Care Equipment – 7.07%** | | |
| ABIOMED, Inc. (A) | 530 | 4,677 |
| Masimo Corporation (A) | 89 | 2,146 |
| NuVasive, Inc. (A) | 224 | 9,977 |
| Volcano Corporation (A) | 402 | 5,623 |
| | | 22,423 |
| **Health Care Services – 4.97%** | | |
| athenahealth, Inc. (A) | 161 | 5,959 |
| Healthways, Inc. (A) | 262 | 3,521 |
| HMS Holdings Corp. (A) | 153 | 6,246 |
| | | 15,726 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care Technology – 3.76%** | | |
| Allscripts Healthcare Solutions, Inc. | 310 | $ 4,912 |
| Omnicell, Inc. (A) | 257 | 2,758 |
| Phase Forward Incorporated (A) | 281 | 4,242 |
| | | 11,912 |
| **Hotels, Resorts & Cruise Lines – 0.96%** | | |
| Gaylord Entertainment Company (A) | 239 | 3,033 |
| **Integrated Telecommunication Services – 1.51%** | | |
| NTELOS Holdings Corp. | 260 | 4,783 |
| **Internet Software & Services – 11.02%** | | |
| Bankrate, Inc. (A) | 167 | 4,213 |
| Constant Contact, Inc. (A) | 768 | 15,240 |
| LogMeIn, Inc. (A) | 25 | 400 |
| VistaPrint Limited (A) | 165 | 7,032 |
| Vocus, Inc. (A) | 405 | 8,009 |
| | | 34,894 |
| **Investment Banking & Brokerage – 1.34%** | | |
| Greenhill & Co., Inc. | 18 | 1,300 |
| RiskMetrics Group, Inc. (A) | 166 | 2,931 |
| | | 4,231 |
| **Life Sciences Tools & Services – 1.66%** | | |
| Illumina, Inc. (A) | 135 | 5,265 |
| **Oil & Gas Equipment & Services – 1.12%** | | |
| TESCO Corporation (A) | 447 | 3,547 |
| **Oil & Gas Exploration & Production – 2.51%** | | |
| Bill Barrett Corporation (A) | 289 | 7,938 |
| **Packaged Foods & Meats – 3.13%** | | |
| Ralcorp Holdings, Inc. (A) | 72 | 4,368 |
| Smart Balance, Inc. (A) | 811 | 5,524 |
| | | 9,892 |
| **Personal Products – 2.11%** | | |
| Alberto-Culver Company | 263 | 6,686 |
| **Railroads – 1.51%** | | |
| Kansas City Southern (A) | 296 | 4,772 |
| **Specialized Finance – 1.85%** | | |
| Financial Federal Corporation | 286 | 5,882 |
| **Systems Software – 7.45%** | | |
| CommVault Systems, Inc. (A) | 695 | 11,523 |
| MICROS Systems, Inc. (A) | 477 | 12,075 |
| | | 23,598 |
| **TOTAL COMMON STOCKS – 89.59%** | | **$283,729** |
| (Cost: $306,364) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper – 10.10%** | | |
| Baxter International Inc., | | |
| 0.280%, 7–8–09 . . . . . . . . . . . . . . . . . . . . . . | $5,000 | $    5,000 |
| Clorox Co., | | |
| 0.435%, 7–20–09 . . . . . . . . . . . . . . . . . . . . . | 1,366 | 1,366 |
| General Mills, Inc.: | | |
| 0.400%, 7–9–09 . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 3,000 |
| 0.450%, 7–10–09 . . . . . . . . . . . . . . . . . . . . . | 3,000 | 3,000 |
| Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.), | | |
| 0.500%, 7–15–09 . . . . . . . . . . . . . . . . . . . . . | 4,000 | 3,999 |
| Pfizer Inc., | | |
| 0.150%, 7–22–09 . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,000 |
| Total Capital SA, | | |
| 0.080%, 7–1–09 . . . . . . . . . . . . . . . . . . . . . . | 8,600 | 8,599 |
| Unilever Capital Corporation, | | |
| 0.160%, 7–9–09 . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 5,000 |
| | | 31,964 |
| **Master Note – 0.66%** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (B) . . . . . . . . . . . . . . . . . . . | 2,095 | 2,095 |
| **TOTAL SHORT-TERM SECURITIES – 10.76%** | | **$  34,059** |
| (Cost: $34,059) | | |
| **TOTAL INVESTMENT SECURITIES – 100.35%** | | **$317,788** |
| (Cost: $340,423) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.35%)** | | **(1,120)** |
| **NET ASSETS – 100.00%** | | **$316,668** |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $342,750 |
| Gross unrealized appreciation | 26,605 |
| Gross unrealized depreciation | (51,567) |
| Net unrealized depreciation | $ (24,962) |

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2009 (UNAUDITED)

## Asset Allocation



**Stocks** 92.60%

**Cash and Cash Equivalents** 7.40%

| | |
|---|---|
| **Stocks** | **92.60%** |
| Financials | 21.85% |
| Information Technology | 20.79% |
| Consumer Discretionary | 17.10% |
| Industrials | 11.28% |
| Materials | 6.71% |
| Consumer Staples | 4.76% |
| Utilities | 4.13% |
| Health Care | 3.55% |
| Energy | 2.43% |
| **Cash and Cash Equivalents** | **7.40%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| Silgan Holdings Inc. | Materials |
| Monro Muffler Brake, Inc. | Consumer Discretionary |
| Regal Entertainment Group | Consumer Discretionary |
| Southwest Gas Corporation | Utilities |
| 99 Cents Only Stores | Consumer Discretionary |
| Corrections Corporation of America | Industrials |
| BJ's Wholesale Club, Inc. | Consumer Staples |
| American Campus Communities, Inc. | Financials |
| Ruddick Corporation | Consumer Staples |
| PMC-Sierra, Inc. | Information Technology |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Small Cap Value *(in thousands)* JUNE 30, 2009 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Apparel Retail – 1.15%** | | |
| Finish Line, Inc. (The), Class A | 247 | $ 1,835 |
| **Apparel, Accessories & Luxury Goods – 1.18%** | | |
| Warnaco Group, Inc. (The) (A) | 58 | 1,882 |
| **Application Software – 1.78%** | | |
| Quest Software, Inc. (A) | 80 | 1,117 |
| TIBCO Software Inc. (A) | 240 | 1,719 |
| | | 2,836 |
| **Asset Management & Custody Banks – 0.99%** | | |
| Ares Capital Corporation | 195 | 1,573 |
| **Auto Parts & Equipment – 0.25%** | | |
| Superior Industries International, Inc. | 28 | 395 |
| **Automotive Retail – 2.00%** | | |
| Monro Muffler Brake, Inc. | 124 | 3,180 |
| **Broadcasting – 1.22%** | | |
| Liberty Media Corporation, Liberty Capital Series A (A) | 143 | 1,942 |
| **Casinos & Gaming – 1.79%** | | |
| Ameristar Casinos, Inc. | 52 | 995 |
| Pinnacle Entertainment, Inc. (A) | 200 | 1,855 |
| | | 2,850 |
| **Commercial Printing – 1.69%** | | |
| Corrections Corporation of America (A) | 158 | 2,681 |
| **Communications Equipment – 1.90%** | | |
| Avocent Corporation (A) | 119 | 1,661 |
| Tellabs, Inc. (A) | 238 | 1,366 |
| | | 3,027 |
| **Construction & Engineering – 0.83%** | | |
| MasTec, Inc. (A) | 113 | 1,328 |
| **Consumer Finance – 1.11%** | | |
| First Cash Financial Services, Inc. (A) | 101 | 1,770 |
| **Data Processing & Outsourced Services – 0.39%** | | |
| Global Cash Access, Inc. (A) | 79 | 625 |
| **Diversified Chemicals – 0.95%** | | |
| FMC Corporation | 32 | 1,518 |
| **Diversified Metals & Mining – 0.97%** | | |
| Thompson Creek Metals Company Inc. (A) | 151 | 1,538 |
| **Education Services – 2.22%** | | |
| Corinthian Colleges, Inc. (A) | 72 | 1,216 |
| Lincoln Educational Services Corporation (A) | 110 | 2,311 |
| | | 3,527 |
| **Electric Utilities – 2.40%** | | |
| NV Energy, Inc. | 234 | 2,523 |
| Unitil Corporation | 63 | 1,295 |
| | | 3,818 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Electronic Manufacturing Services – 1.34%** | | |
| Celestica Inc. (A) | 313 | $ 2,133 |
| **Fertilizers & Agricultural Chemicals – 1.04%** | | |
| Terra Industries Inc. | 69 | 1,659 |
| **Food Retail – 3.08%** | | |
| Casey's General Stores, Inc. | 88 | 2,253 |
| Ruddick Corporation | 113 | 2,645 |
| | | 4,898 |
| **Gas Utilities – 1.73%** | | |
| Southwest Gas Corporation | 124 | 2,755 |
| **General Merchandise Stores – 2.89%** | | |
| 99 Cents Only Stores (A) | 199 | 2,704 |
| Fred's Inc., Class A | 150 | 1,884 |
| | | 4,588 |
| **Health Care Facilities – 1.13%** | | |
| AmSurg Corp. (A) | 84 | 1,794 |
| **Homebuilding – 1.71%** | | |
| M.D.C. Holdings, Inc. | 66 | 1,981 |
| M/I Homes, Inc. | 75 | 737 |
| | | 2,718 |
| **Human Resource & Employment Services – 1.71%** | | |
| Resources Connection, Inc. (A) | 71 | 1,226 |
| Watson Wyatt & Company Holdings, Inc., Class A | 40 | 1,490 |
| | | 2,716 |
| **Hypermarkets & Super Centers – 1.68%** | | |
| BJ's Wholesale Club, Inc. (A) | 83 | 2,669 |
| **Industrial Machinery – 1.64%** | | |
| Chart Industries, Inc. (A) | 88 | 1,609 |
| IDEX Corporation | 41 | 1,002 |
| | | 2,611 |
| **Investment Banking & Brokerage – 4.55%** | | |
| KBW, Inc. (A) | 88 | 2,531 |
| Piper Jaffray Companies (A) | 57 | 2,505 |
| Stifel Financial Corp. (A) | 46 | 2,193 |
| | | 7,229 |
| **IT Consulting & Other Services – 0.79%** | | |
| Forrester Research, Inc. (A) | 51 | 1,252 |
| **Managed Health Care – 2.42%** | | |
| AMERIGROUP Corporation (A) | 85 | 2,269 |
| Coventry Health Care, Inc. (A) | 85 | 1,583 |
| | | 3,852 |
| **Metal & Glass Containers – 2.22%** | | |
| Silgan Holdings Inc. | 72 | 3,525 |
| **Movies & Entertainment – 1.87%** | | |
| Regal Entertainment Group | 224 | 2,974 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Oil & Gas Drilling – 0.48%** | | |
| Precision Drilling Trust . . . . . . . . . . . . . . . . . . . . . | 157 | $ 764 |
| | | |
| **Oil & Gas Exploration & Production – 1.95%** | | |
| Cabot Oil & Gas Corporation . . . . . . . . . . . . . . . . | 53 | 1,615 |
| Comstock Resources, Inc. (A) . . . . . . . . . . . . . . . | 45 | 1,484 |
| | | 3,099 |
| | | |
| **Regional Banks – 8.85%** | | |
| Bank of Marin Bancorp . . . . . . . . . . . . . . . . . . . | 30 | 795 |
| East West Bancorp, Inc. . . . . . . . . . . . . . . . . . . . | 170 | 1,100 |
| First Horizon National Corporation . . . . . . . . . . . | 124 | 1,484 |
| Glacier Bancorp, Inc. . . . . . . . . . . . . . . . . . . . . . | 105 | 1,554 |
| Home BancShares, Inc. . . . . . . . . . . . . . . . . . . . | 32 | 611 |
| IBERIABANK Corporation . . . . . . . . . . . . . . . . . . | 61 | 2,404 |
| Pacific Continental Corporation . . . . . . . . . . . . . | 89 | 1,075 |
| PacWest Bancorp . . . . . . . . . . . . . . . . . . . . . . . | 83 | 1,088 |
| Sierra Bancorp . . . . . . . . . . . . . . . . . . . . . . . . . | 53 | 669 |
| Texas Capital Bancshares, Inc. (A) . . . . . . . . . . . | 123 | 1,898 |
| Wintrust Financial Corporation . . . . . . . . . . . . . . | 88 | 1,413 |
| | | 14,091 |
| | | |
| **Reinsurance – 3.76%** | | |
| IPC Holdings, Ltd. . . . . . . . . . . . . . . . . . . . . . . . | 87 | 2,380 |
| Platinum Underwriters Holdings, Ltd. . . . . . . . . . . | 59 | 1,695 |
| RenaissanceRe Holdings Ltd. . . . . . . . . . . . . . . . . | 41 | 1,913 |
| | | 5,988 |
| | | |
| **Residential REITs – 1.68%** | | |
| American Campus Communities, Inc. . . . . . . . . . | 120 | 2,666 |
| | | |
| **Restaurants – 0.82%** | | |
| Jack in the Box Inc. (A) . . . . . . . . . . . . . . . . . . . . | 58 | 1,300 |
| | | |
| **Security & Alarm Services – 2.44%** | | |
| Brink's Company (The) . . . . . . . . . . . . . . . . . . . . | 48 | 1,385 |
| GEO Group, Inc. (The) (A) . . . . . . . . . . . . . . . . . | 134 | 2,495 |
| | | 3,880 |
| | | |
| **Semiconductor Equipment – 2.00%** | | |
| Lam Research Corporation (A) . . . . . . . . . . . . . . . | 52 | 1,357 |
| Verigy Ltd. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 1,821 |
| | | 3,178 |
| | | |
| **Semiconductors – 6.81%** | | |
| Atmel Corporation (A). . . . . . . . . . . . . . . . . . . . . | 517 | 1,930 |
| Cirrus Logic, Inc. (A). . . . . . . . . . . . . . . . . . . . . . | 296 | 1,331 |
| Cypress Semiconductor Corporation (A) . . . . . . . . | 182 | 1,676 |
| NVIDIA Corporation (A) . . . . . . . . . . . . . . . . . . . | 135 | 1,519 |
| PMC-Sierra, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . | 332 | 2,640 |
| Sigma Designs, Inc. (A) . . . . . . . . . . . . . . . . . . . | 108 | 1,726 |
| | | 10,822 |
| | | |
| **Specialty Chemicals – 1.53%** | | |
| Sensient Technologies Corporation . . . . . . . . . . . | 108 | 2,440 |
| | | |
| **Systems Software – 1.40%** | | |
| Sybase, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 71 | 2,233 |
| | | |
| **Technology Distributors – 4.38%** | | |
| Anixter International Inc. (A). . . . . . . . . . . . . . . . . | 39 | 1,447 |
| Arrow Electronics, Inc. (A). . . . . . . . . . . . . . . . . . | 73 | 1,553 |
| Avnet, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 97 | 2,040 |
| Tech Data Corporation (A) . . . . . . . . . . . . . . . . . | 59 | 1,923 |
| | | 6,963 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Thrifts & Mortgage Finance – 0.91%** | | |
| First Niagara Financial Group, Inc. . . . . . . . . . . . | 126 | $ 1,442 |
| | | |
| **Trucking – 2.97%** | | |
| Arkansas Best Corporation . . . . . . . . . . . . . . . . . | 41 | 1,080 |
| Marten Transport, Ltd. (A) . . . . . . . . . . . . . . . . . | 100 | 2,084 |
| Werner Enterprises, Inc. . . . . . . . . . . . . . . . . . . . | 86 | 1,557 |
| | | 4,721 |

| | | |
|---|---|---|
| **TOTAL COMMON STOCKS – 92.60%** | | **$147,285** |
| (Cost: $144,172) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper – 6.86%** | | |
| McCormick & Co. Inc., | | |
| 0.250%, 7–1–09 . . . . . . . . . . . . . . . . . . . . . | $3,912 | 3,912 |
| Praxair Inc., | | |
| 0.210%, 7–27–09 . . . . . . . . . . . . . . . . . . . . | 4,000 | 3,999 |
| Unilever Capital Corporation, | | |
| 0.160%, 7–9–09 . . . . . . . . . . . . . . . . . . . . . | 3,000 | 3,000 |
| | | 10,911 |
| | | |
| **Master Note – 1.92%** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (B) . . . . . . . . . . . . . . . . . . . | 3,051 | 3,051 |

| | | |
|---|---|---|
| **TOTAL SHORT-TERM SECURITIES – 8.78%** | | **$ 13,962** |
| (Cost: $13,962) | | |

| | | |
|---|---|---|
| **TOTAL INVESTMENT SECURITIES – 101.38%** | | **$161,247** |
| (Cost: $158,134) | | |

| | | |
|---|---|---|
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.38%)** | | **(2,194)** |

| | | |
|---|---|---|
| **NET ASSETS – 100.00%** | | **$159,053** |

**Notes to Schedule of Investments**

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronym is used throughout this schedule:
REIT = Real Estate Investment Trust

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $158,172 |
| Gross unrealized appreciation | 15,104 |
| Gross unrealized depreciation | (12,029) |
| Net unrealized appreciation | $ 3,075 |

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS
## Value

## Asset Allocation



Stocks 97.55%

Cash and Cash Equivalents 2.45%

| Stocks | **97.55%** |
|---|---|
| Financials | 23.62% |
| Energy | 19.13% |
| Consumer Staples | 11.02% |
| Information Technology | 10.54% |
| Health Care | 9.77% |
| Industrials | 7.91% |
| Consumer Discretionary | 6.91% |
| Telecommunication Services | 3.92% |
| Materials | 3.80% |
| Utilities | 0.93% |
| **Cash and Cash Equivalents** | **2.45%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| Chevron Corporation | Energy |
| Travelers Companies, Inc. (The) | Financials |
| Bank of America Corporation | Financials |
| McKesson Corporation | Health Care |
| Hewlett-Packard Company | Information Technology |
| AT&T Inc. | Telecommunication Services |
| CVS Corporation | Consumer Staples |
| Molson Coors Brewing Company, Class B | Consumer Staples |
| Occidental Petroleum Corporation | Energy |
| ACE Limited | Financials |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Value (in thousands) JUNE 30, 2009 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aerospace & Defense – 2.11%** | | |
| Raytheon Company | 110 | $ 4,874 |
| **Airlines – 0.56%** | | |
| Delta Air Lines, Inc. (A) | 224 | 1,296 |
| **Brewers – 3.13%** | | |
| Molson Coors Brewing Company, Class B | 171 | 7,217 |
| **Communications Equipment – 2.67%** | | |
| Nokia Corporation, Series A, ADR | 423 | 6,162 |
| **Computer Hardware – 5.70%** | | |
| Hewlett-Packard Company | 240 | 9,260 |
| International Business Machines Corporation (B) | 38 | 3,915 |
| | | 13,175 |
| **Consumer Finance – 1.59%** | | |
| Capital One Financial Corporation (B) | 167 | 3,663 |
| **Department Stores – 2.06%** | | |
| Macy's Inc. | 405 | 4,760 |
| **Diversified Chemicals – 0.99%** | | |
| Solutia Inc. (A) | 398 | 2,292 |
| **Drug Retail – 3.69%** | | |
| CVS Corporation | 267 | 8,512 |
| **Health Care Distributors – 6.99%** | | |
| AmerisourceBergen Corporation | 347 | 6,161 |
| McKesson Corporation | 227 | 9,975 |
| | | 16,136 |
| **Home Improvement Retail – 3.94%** | | |
| Home Depot, Inc. (The) | 181 | 4,275 |
| Lowe's Companies, Inc. | 249 | 4,835 |
| | | 9,110 |
| **Industrial Machinery – 2.36%** | | |
| Illinois Tool Works Inc. | 146 | 5,444 |
| **Integrated Oil & Gas – 13.47%** | | |
| Chevron Corporation | 176 | 11,659 |
| Exxon Mobil Corporation | 64 | 4,454 |
| Marathon Oil Corporation | 182 | 5,472 |
| Occidental Petroleum Corporation | 108 | 7,114 |
| Targa Resources Partners LP | 174 | 2,419 |
| | | 31,118 |
| **Integrated Telecommunication Services – 3.92%** | | |
| AT&T Inc. | 365 | 9,059 |
| **Investment Banking & Brokerage – 2.13%** | | |
| Morgan Stanley | 172 | 4,909 |
| **Managed Health Care – 2.02%** | | |
| Aetna Inc. | 93 | 2,318 |
| Coventry Health Care, Inc. (A) | 76 | 1,429 |
| UnitedHealth Group Incorporated | 37 | 919 |
| | | 4,666 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Metal & Glass Containers – 1.92%** | | |
| Pactiv Corporation (A) | 204 | $ 4,431 |
| **Mortgage REITs – 2.02%** | | |
| Annaly Capital Management, Inc. | 308 | 4,656 |
| **Multi-Utilities – 0.93%** | | |
| Duke Energy Corporation | 147 | 2,148 |
| **Office Electronics – 2.17%** | | |
| Xerox Corporation | 773 | 5,012 |
| **Oil & Gas Storage & Transportation – 5.66%** | | |
| Copano Energy, L.L.C. | 134 | 2,152 |
| Energy Transfer Equity, L.P. | 14 | 348 |
| Enterprise Products Partners L.P. | 247 | 6,167 |
| MarkWest Energy Partners, L.P. | 100 | 1,820 |
| Regency Energy Partners LP | 177 | 2,573 |
| | | 13,060 |
| **Other Diversified Financial Services – 4.82%** | | |
| Bank of America Corporation | 843 | 11,132 |
| **Pharmaceuticals – 0.76%** | | |
| Johnson & Johnson | 31 | 1,749 |
| **Property & Casualty Insurance – 7.80%** | | |
| ACE Limited | 154 | 6,820 |
| Travelers Companies, Inc. (The) | 273 | 11,188 |
| | | 18,008 |
| **Railroads – 2.88%** | | |
| Union Pacific Corporation | 128 | 6,654 |
| **Regional Banks – 3.05%** | | |
| PNC Financial Services Group, Inc. (The) | 138 | 5,372 |
| Zions Bancorporation | 145 | 1,676 |
| | | 7,048 |
| **Reinsurance – 2.21%** | | |
| Everest Re Group, Ltd. | 36 | 2,591 |
| RenaissanceRe Holdings Ltd. | 54 | 2,513 |
| | | 5,104 |
| **Specialty Stores – 0.91%** | | |
| Office Depot, Inc. (A)(B) | 460 | 2,096 |
| **Tobacco – 4.20%** | | |
| Altria Group, Inc. | 194 | 3,183 |
| Lorillard, Inc. | 40 | 2,718 |
| Philip Morris International Inc. | 87 | 3,813 |
| | | 9,714 |
| **TOTAL COMMON STOCKS – 96.66%** | | $223,205 |
| (Cost: $249,514) | | |

| PREFERRED STOCKS – 0.89% | | |
|---|---|---|
| **Diversified Metals & Mining** | | |
| Freeport-McMoRan Copper & Gold Inc., 6.75% Cumulative Convertible (A) | 26 | $ 2,049 |
| (Cost: $1,301) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Master Note – 0.59%** | | |
| Toyota Motor Credit Corporation, | | |
| 0.197%, 7–1–09 (C) . . . . . . . . . . . . . . . . . . . | $1,372 | $ 1,372 |
| | | |
| **United States Government Agency Obligations – 0.82%** | | |
| Federal Home Loan Mortgage Corporation, | | |
| 0.020%, 7–1–09 . . . . . . . . . . . . . . . . . . . . . . | 1,877 | 1,877 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 1.41%** | | $ 3,249 |
| (Cost: $3,249) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 98.96%** | | $228,503 |
| (Cost: $254,064) | | |
| | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.04%** | | 2,410 |
| | | |
| **NET ASSETS – 100.00%** | | $230,913 |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Securities serve as cover or collateral for the following written options outstanding at June 30, 2009:

| Underlying Security | Contracts Subject to Call | Expiration Month | Exercise Price | Premium Received | Market Value |
|---|---|---|---|---|---|
| International Business Machines Corporation: | —* | July 2009 | $110.00 | $36 | $(11) |
| | —* | July 2009 | 115.00 | 11 | (1) |
| Office Depot, Inc. | 4 | July 2009 | 5.00 | 123 | (76) |
| | | | | $170 | $(88) |

*Not shown due to rounding.

| Underlying Security | Contracts Subject to Put | Expiration Month | Exercise Price | Premium Received | Market Value |
|---|---|---|---|---|---|
| Bank of America Corporation: | 1 | July 2009 | $ 7.00 | $10 | $(1) |
| | 1 | August 2009 | 7.00 | 24 | (5) |
| | 1 | November 2009 | 7.00 | 61 | (25) |
| Exxon Mobil Corporation | —* | July 2009 | 50.00 | 32 | —* |
| Nokia Corporation, Series A, ADR | 1 | July 2009 | 12.00 | 49 | (3) |
| RenaissanceRe Holdings Ltd. | —* | July 2009 | 40.00 | 25 | (2) |
| Zions Bancorporation | 1 | July 2009 | 7.50 | 50 | (1) |
| | | | | $251 | $(37) |

*Not shown due to rounding.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

| | |
|---|---|
| Cost | $ 257,273 |
| Gross unrealized appreciation | 16,045 |
| Gross unrealized depreciation | (44,815) |
| Net unrealized depreciation | $ (28,770) |

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | Pathfinder Aggressive | Pathfinder Conservative | Pathfinder Moderate | Pathfinder Moderately Aggressive | Pathfinder Moderately Conservative | Asset Strategy | Balanced |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at market value+ | $ 92 | $ 121 | $ 1,545 | $ 553 | $ 312 | $672,402 | $346,281 |
| Investments in affiliated securities at market value+ | 49,039 | 31,997 | 161,245 | 202,557 | 68,551 | 1,122 | — |
| Bullion at market value+ | — | — | — | — | — | 131,057 | — |
| **Investments at Market Value** | 49,131 | 32,118 | 162,790 | 203,110 | 68,863 | 804,581 | 346,281 |
| Cash | 1 | 1 | 1 | 1 | 1 | — | 7 |
| Cash denominated in foreign currencies at market value+ | — | — | — | — | — | 1,073 | — |
| Restricted cash | — | — | — | — | — | 2,561 | — |
| Unrealized appreciation on forward foreign currency contracts | — | — | — | — | — | 1,090 | — |
| Investment securities sold receivable | — | — | — | — | — | 12,327 | — |
| Dividends and interest receivable | —* | 1 | 1 | 2 | 1 | 4,935 | 1,724 |
| Capital shares sold receivable | 406 | 1 | 233 | 282 | 84 | 1,992 | 2 |
| **Total Assets** | 49,538 | 32,121 | 163,025 | 203,395 | 68,949 | 828,559 | 348,014 |
| **LIABILITIES** | | | | | | | |
| Investment securities purchased payable | — | 22 | 1,446 | 454 | 212 | 20,223 | — |
| Unrealized depreciation on forward foreign currency contracts | — | — | — | — | — | 1,504 | — |
| Capital shares redeemed payable | 4 | 1 | 49 | 5 | 3 | 367 | 495 |
| Trustees' fees payable | —* | —* | 1 | 2 | 1 | 31 | 30 |
| Overdraft due to custodian | — | — | — | — | — | 104 | — |
| Service fee payable | — | — | — | — | — | 5 | 2 |
| Shareholder servicing payable | —* | —* | —* | —* | —* | 2 | 1 |
| Investment management fee payable | — | — | — | — | — | 15 | 7 |
| Accounting services fee payable | 1 | 2 | 3 | 4 | 2 | 17 | 8 |
| Other liabilities | 2 | 1 | 3 | 2 | 1 | 90 | 13 |
| **Total Liabilities** | 7 | 26 | 1,502 | 467 | 219 | 22,358 | 556 |
| **Total Net Assets** | $ 49,531 | $32,095 | $161,523 | $202,928 | $68,730 | $806,201 | $347,458 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $ 58,859 | $31,228 | $164,205 | $212,298 | $68,453 | $834,910 | $322,451 |
| Undistributed net investment income | 722 | 509 | 2,118 | 2,743 | 978 | 5,013 | 3,591 |
| Accumulated net realized gain (loss) | 699 | 236 | 1,083 | 1,729 | 397 | (93,382) | (9,756) |
| Net unrealized appreciation (depreciation) | (10,749) | 122 | (5,883) | (13,842) | (1,098) | 59,660 | 31,172 |
| **Total Net Assets** | $ 49,531 | $32,095 | $161,523 | $202,928 | $68,730 | $806,201 | $347,458 |
| **CAPITAL SHARES OUTSTANDING** | 12,498 | 6,969 | 38,282 | 48,524 | 15,432 | 102,179 | 46,214 |
| **NET ASSET VALUE PER SHARE** | $3.9632 | $4.6057 | $4.2193 | $4.1820 | $4.4536 | $7.8901 | $7.5184 |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $ 92 | $ 121 | $ 1,545 | $ 553 | $ 312 | $632,000 | $315,109 |
| Investments in affiliated securities at cost | 59,789 | 31,875 | 167,128 | 216,399 | 69,649 | 1,982 | — |
| Bullion at cost | — | — | — | — | — | 110,543 | — |
| Cash denominated in foreign currencies at cost | — | — | — | — | — | 1,984 | — |

*Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | Bond | Core Equity | Dividend Opportunities | Energy | Global Natural Resources | Growth | High Income |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at market value+ | $368,556 | $373,566 | $159,753 | $25,084 | $124,330 | $780,927 | $185,993 |
| **Investments at Market Value** | 368,556 | 373,566 | 159,753 | 25,084 | 124,330 | 780,927 | 185,993 |
| Cash | — | 38 | 1 | 1 | 28 | 3 | 651 |
| Cash denominated in foreign currencies at market value+ | — | — | — | — | —* | — | — |
| Unrealized appreciation on forward foreign currency contracts | — | — | — | — | 3 | — | — |
| Investment securities sold receivable | 171 | — | — | — | 709 | — | 448 |
| Dividends and interest receivable | 3,883 | 639 | 286 | 30 | 191 | 587 | 3,671 |
| Capital shares sold receivable | 433 | 7 | 412 | 15 | 322 | 337 | 42 |
| Variation margin receivable | — | — | — | — | 61 | — | — |
| Prepaid and other assets | —* | — | — | — | — | —* | 1 |
| **Total Assets** | 373,043 | 374,250 | 160,452 | 25,130 | 125,644 | 781,854 | 190,806 |
| **LIABILITIES** | | | | | | | |
| Investment securities purchased payable | 3,592 | 983 | — | 143 | 28 | — | 2,979 |
| Unrealized depreciation on forward foreign currency contracts | — | — | — | — | 43 | — | — |
| Capital shares redeemed payable | 242 | 202 | 43 | 5 | 41 | 436 | 101 |
| Trustees' fees payable | 21 | 58 | 4 | —* | 3 | 82 | 13 |
| Overdraft due to custodian | 166 | — | — | — | — | — | — |
| Service fee payable | 2 | 2 | 1 | —* | 1 | 5 | 1 |
| Shareholder servicing payable | 1 | 1 | —* | —* | —* | 1 | —* |
| Investment management fee payable | 5 | 6 | 3 | — | 3 | 14 | 3 |
| Accounting services fee payable | 10 | 10 | 5 | 1 | 5 | 17 | 6 |
| Other liabilities | 33 | 14 | 5 | 2 | 15 | 28 | 16 |
| **Total Liabilities** | 4,072 | 1,276 | 61 | 151 | 139 | 583 | 3,119 |
| **Total Net Assets** | $368,971 | $372,974 | $160,391 | $24,979 | $125,505 | $781,271 | $187,687 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $370,324 | $434,237 | $189,268 | $34,267 | $165,286 | $806,794 | $244,454 |
| Undistributed (distributions in excess of) net investment income | 7,061 | 2,603 | 894 | 81 | (218) | 2,542 | 8,149 |
| Accumulated net realized loss | (1,589) | (57,708) | (18,608) | (3,260) | (31,451) | (52,708) | (51,003) |
| Net unrealized appreciation (depreciation) | (6,825) | (6,158) | (11,163) | (6,109) | (8,112) | 24,643 | (13,913) |
| **Total Net Assets** | $368,971 | $372,974 | $160,391 | $24,979 | $125,505 | $781,271 | $187,687 |
| **CAPITAL SHARES OUTSTANDING** | 69,700 | 45,560 | 31,316 | 5,861 | 27,504 | 99,567 | 67,051 |
| **NET ASSET VALUE PER SHARE** | $5.2937 | $8.1859 | $5.1218 | $4.2618 | $4.5632 | $7.8467 | $2.7992 |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $375,382 | $379,747 | $170,916 | $31,193 | $132,535 | $756,284 | $199,907 |
| Cash denominated in foreign currencies at cost | — | — | — | — | —* | — | — |

*Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | International Growth | International Value | Micro Cap Growth | Mid Cap Growth | Money Market | Mortgage Securities | Real Estate Securities |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at market value+ | $173,189 | $426,319 | $32,146 | $66,375 | $217,339 | $30,626 | $24,406 |
| Investments at Market Value | 173,189 | 426,319 | 32,146 | 66,375 | 217,339 | 30,626 | 24,406 |
| Cash | 170 | 130 | — | 3 | 18 | 1 | 1 |
| Cash denominated in foreign currencies at market value+ | 321 | 8,866 | — | — | — | — | — |
| Investment securities sold receivable | — | 96,929 | 121 | 16 | — | 780 | 101 |
| Dividends and interest receivable | 1,175 | 2,684 | —* | 40 | 993 | 122 | 111 |
| Capital shares sold receivable | 178 | 243 | 35 | 110 | 1,287 | —* | 31 |
| Variation margin receivable | — | — | — | — | — | 2 | — |
| Prepaid and other assets | — | — | — | — | 14 | — | — |
| Total Assets | 175,033 | 535,171 | 32,302 | 66,544 | 219,651 | 31,531 | 24,650 |
| **LIABILITIES** | | | | | | | |
| Investment securities purchased payable | 4,325 | 110,982 | 54 | 186 | — | 5,733 | 11 |
| Capital shares redeemed payable | 53 | 104 | 32 | 15 | 177 | 55 | 9 |
| Distributions payable | — | — | — | — | 18 | — | — |
| Trustees' fees payable | 16 | 21 | 2 | 1 | 8 | 1 | 1 |
| Overdraft due to custodian | — | — | 21 | — | — | — | — |
| Service fee payable | 1 | 3 | —* | —* | — | —* | —* |
| Shareholder servicing payable | —* | 1 | —* | —* | 1 | —* | —* |
| Investment management fee payable | 4 | 10 | 1 | 2 | 2 | —* | 1 |
| Accounting services fee payable | 5 | 10 | 2 | 3 | 7 | 2 | 1 |
| Written options at market value+ | — | — | — | 139 | — | — | — |
| Other liabilities | 22 | 72 | 2 | 3 | 2 | 15 | 3 |
| Total Liabilities | 4,426 | 111,203 | 114 | 349 | 215 | 5,806 | 26 |
| Total Net Assets | $170,607 | $423,968 | $32,188 | $66,195 | $219,436 | $25,725 | $24,624 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $208,479 | $535,506 | $42,920 | $75,373 | $219,428 | $30,911 | $46,060 |
| Undistributed (distributions in excess of) net investment income | 2,263 | 4,916 | (181) | 20 | — | 545 | 615 |
| Accumulated net realized gain (loss) | (34,450) | (109,933) | (5,432) | (3,017) | 8 | (916) | (10,252) |
| Net unrealized depreciation | (5,685) | (6,521) | (5,119) | (6,181) | — | (4,815) | (11,799) |
| Total Net Assets | $170,607 | $423,968 | $32,188 | $66,195 | $219,436 | $25,725 | $24,624 |
| **CAPITAL SHARES OUTSTANDING** | 27,369 | 34,097 | 2,430 | 12,557 | 219,428 | 6,014 | 6,770 |
| **NET ASSET VALUE PER SHARE** | $ 6.2332 | $12.4286 | $13.2439 | $5.2714 | $ 1.0000 | $4.2778 | $3.6375 |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $178,909 | $432,930 | $37,266 | $72,579 | $217,339 | $35,436 | $36,205 |
| Cash denominated in foreign currencies at cost | 322 | 8,848 | — | — | — | — | — |
| Written options premiums received at cost | — | — | — | 162 | — | — | — |

*Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | Science and Technology | Small Cap Growth | Small Cap Value | Value |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Investments in unaffiliated securities at market value+ | $251,601 | $317,788 | $161,247 | $228,503 |
| **Investments at Market Value** | 251,601 | 317,788 | 161,247 | 228,503 |
| Cash | 126 | 1 | 11 | 14 |
| Cash denominated in foreign currencies at market value+ | 3,874 | — | — | — |
| Investment securities sold receivable | 477 | — | 562 | 2,852 |
| Dividends and interest receivable | 191 | 112 | 33 | 531 |
| Capital shares sold receivable | 526 | 85 | 126 | 108 |
| Prepaid and other assets | — | 1 | — | — |
| **Total Assets** | 256,795 | 317,987 | 161,979 | 232,008 |
| **LIABILITIES** | | | | |
| Investment securities purchased payable | — | 1,144 | 1,595 | 810 |
| Capital shares redeemed payable | 142 | 113 | 1,307 | 121 |
| Trustees' fees payable | 22 | 34 | 7 | 16 |
| Service fee payable | 2 | 2 | 1 | 2 |
| Shareholder servicing payable | 1 | 1 | 1 | 1 |
| Investment management fee payable | 6 | 7 | 4 | 4 |
| Accounting services fee payable | 7 | 8 | 5 | 7 |
| Written options at market value+ | — | — | — | 125 |
| Other liabilities | 10 | 10 | 6 | 9 |
| **Total Liabilities** | 190 | 1,319 | 2,926 | 1,095 |
| **Total Net Assets** | $256,605 | $316,668 | $159,053 | $230,913 |
| **NET ASSETS** | | | | |
| Capital paid in (shares authorized – unlimited) | $276,982 | $412,152 | $204,148 | $297,261 |
| Undistributed (distributions in excess of) net investment income | 292 | (1,195) | 136 | 1,704 |
| Accumulated net realized gain (loss) | 2,003 | (71,654) | (48,344) | (42,788) |
| Net unrealized appreciation (depreciation) | (22,672) | (22,635) | 3,113 | (25,264) |
| **Total Net Assets** | $256,605 | $316,668 | $159,053 | $230,913 |
| **CAPITAL SHARES OUTSTANDING** | 20,656 | 45,257 | 14,813 | 55,914 |
| **NET ASSET VALUE PER SHARE** | $12.4228 | $ 6.9971 | $10.7368 | $ 4.1298 |
| **+COST** | | | | |
| Investments in unaffiliated securities at cost | $273,963 | $340,423 | $158,134 | $254,064 |
| Cash denominated in foreign currencies at cost | 4,187 | — | — | — |
| Written options premiums received at cost | — | — | — | 421 |

See Accompanying Notes to Financial Statements.

| (In thousands) | Pathfinder Aggressive | Pathfinder Conservative | Pathfinder Moderate | Pathfinder Moderately Aggressive | Pathfinder Moderately Conservative | Asset Strategy | Balanced |
|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | |
| Dividends from unaffiliated securities | $ — | $ — | $ — | $ — | $ — | $ 5,953 | $ 3,045 |
| Dividends from affiliated securities | 748 | 525 | 2,159 | 2,796 | 1,004 | — | — |
| Foreign dividend withholding tax | — | — | — | — | — | (182) | (13) |
| Interest and amortization from unaffiliated securities | —* | 1 | 2 | 2 | 1 | 4,220 | 2,365 |
| Foreign interest withholding tax | — | — | — | — | — | (11) | — |
| **Total Investment Income** | 748 | 526 | 2,161 | 2,798 | 1,005 | 9,980 | 5,397 |
| **EXPENSES** | | | | | | | |
| Investment management fee | — | — | — | — | — | 2,504 | 1,207 |
| Service fee | — | — | — | — | — | 894 | 431 |
| Shareholder servicing | —* | —* | 1 | 1 | —* | 5 | 2 |
| Registration fees | 1 | 1 | 1 | 1 | 1 | — | — |
| Custodian fees | 2 | 2 | 2 | 2 | 2 | 115 | 8 |
| Trustees' fees | 2 | 1 | 3 | 5 | 2 | 22 | 9 |
| Accounting services fee | 8 | 5 | 16 | 20 | 10 | 88 | 50 |
| Legal fees | 2 | 1 | 4 | 4 | 2 | 81 | 14 |
| Audit fees | 6 | 6 | 6 | 6 | 6 | 24 | 12 |
| Other | 4 | —* | 6 | 8 | 2 | 76 | 41 |
| **Total Expenses** | 25 | 16 | 39 | 47 | 25 | 3,809 | 1,774 |
| Less: | | | | | | | |
| Expenses in excess of limit | — | — | — | — | — | (36) | — |
| **Total Net Expenses** | 25 | 16 | 39 | 47 | 25 | 3,773 | 1,774 |
| **Net Investment Income** | 723 | 510 | 2,122 | 2,751 | 980 | 6,207 | 3,623 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | |
| Net realized gain (loss) on: | | | | | | | |
| Investments in unaffiliated securities | — | — | — | — | — | (28,499) | (9,752) |
| Investments in affiliated securities | 102 | 68 | 38 | 15 | 43 | — | — |
| Distributions of realized capital gains from affiliated investments | 600 | 170 | 1,051 | 1,717 | 358 | — | — |
| Futures contracts | — | — | — | — | — | (6,792) | — |
| Written options | — | — | — | — | — | 371 | — |
| Forward foreign currency contracts | — | — | — | — | — | 3,827 | — |
| Foreign currency exchange transactions | — | — | — | — | — | (1,260) | — |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | |
| Investments in unaffiliated securities | — | — | — | — | — | 78,189 | 5,953 |
| Investments in affiliated securities | 1,397 | 744 | 4,116 | 6,046 | 1,464 | (89) | — |
| Futures contracts | — | — | — | — | — | (12) | — |
| Forward foreign currency contracts | — | — | — | — | — | (5,042) | — |
| Foreign currency exchange transactions | — | — | — | — | — | 916 | — |
| **Net Realized and Unrealized Gain (Loss)** | 2,099 | 982 | 5,205 | 7,778 | 1,865 | 41,609 | (3,799) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | $2,822 | $1,492 | $7,327 | $10,529 | $2,845 | $47,816 | $ (176) |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Bond | Core Equity | Dividend Opportunities | Energy | Global Natural Resources | Growth | High Income |
|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | |
| Dividends from unaffiliated securities | $ — | $ 4,460 | $ 1,707 | $ 152 | $ 546 | $ 6,192 | $ 3 |
| Foreign dividend withholding tax | — | (71) | (14) | (3) | (39) | (8) | — |
| Interest and amortization from unaffiliated securities | 8,497 | 34 | 41 | 6 | 40 | 61 | 8,978 |
| Total Investment Income | 8,497 | 4,423 | 1,734 | 155 | 547 | 6,245 | 8,981 |
| **EXPENSES** | | | | | | | |
| Investment management fee | 903 | 1,258 | 462 | 91 | 462 | 2,555 | 520 |
| Service fee | 430 | 449 | 165 | 27 | 116 | 913 | 208 |
| Shareholder servicing | 2 | 2 | 1 | —* | 1 | 5 | 1 |
| Custodian fees | 8 | 8 | 5 | 3 | 70 | 12 | 6 |
| Trustees' fees | 10 | 8 | 4 | —* | 2 | 18 | 4 |
| Accounting services fee | 52 | 58 | 31 | 7 | 24 | 87 | 32 |
| Legal fees | 14 | 13 | 4 | 1 | 3 | 28 | 6 |
| Audit fees | 15 | 13 | 12 | 10 | 19 | 13 | 21 |
| Other | 33 | 44 | 13 | 4 | 10 | 86 | 13 |
| Total Expenses | 1,467 | 1,853 | 697 | 143 | 707 | 3,717 | 811 |
| Less: | | | | | | | |
| Expenses in excess of limit | (86) | (90) | — | (71) | — | (109) | (41) |
| Total Net Expenses | 1,381 | 1,763 | 697 | 72 | 707 | 3,608 | 770 |
| Net Investment Income (Loss) | 7,116 | 2,660 | 1,037 | 83 | (160) | 2,637 | 8,211 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | |
| Net realized gain (loss) on: | | | | | | | |
| Investments in unaffiliated securities | 673 | (35,189) | (12,291) | (1,981) | (5,509) | (2,807) | (13,393) |
| Futures contracts | — | 2,751 | — | — | (715) | — | — |
| Forward foreign currency contracts | — | — | — | — | (262) | — | — |
| Foreign currency exchange transactions | — | 12 | — | — | (28) | — | — |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | |
| Investments in unaffiliated securities | 3,190 | 34,319 | 14,704 | 4,626 | 35,181 | 52,936 | 41,658 |
| Futures contracts | — | — | — | — | 134 | — | — |
| Forward foreign currency contracts | — | — | — | — | 54 | — | — |
| Foreign currency exchange transactions | — | (1) | — | — | 9 | — | — |
| Net Realized and Unrealized Gain | 3,863 | 1,892 | 2,413 | 2,645 | 28,864 | 50,129 | 28,265 |
| Net Increase in Net Assets Resulting from Operations | $10,979 | $4,552 | $3,450 | $2,728 | $28,704 | $52,766 | $36,476 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | International Growth | International Value | Micro Cap Growth | Mid Cap Growth | Money Market | Mortgage Securities | Real Estate Securities |
|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | |
| Dividends from unaffiliated securities | $3,504 | $ 8,183 | $ 15 | $ 327 | $ — | $ — | $ 739 |
| Foreign dividend withholding tax | (339) | (618) | (1) | — | — | — | —* |
| Interest and amortization from unaffiliated securities | 27 | 21 | 3 | 21 | 1,822 | 694 | 4 |
| Total Investment Income | 3,192 | 7,586 | 17 | 348 | 1,822 | 694 | 743 |
| | | | | | | | |
| **EXPENSES** | | | | | | | |
| Investment management fee | 636 | 1,561 | 130 | 225 | 424 | 65 | 104 |
| Service fee | 187 | 459 | 34 | 66 | — | 32 | 29 |
| Shareholder servicing | 1 | 3 | —* | —* | 2 | —* | —* |
| Custodian fees | 18 | 56 | 3 | 3 | 6 | 7 | 6 |
| Trustees' fees | 4 | 10 | 1 | 2 | 7 | 1 | 1 |
| Accounting services fee | 32 | 56 | 12 | 17 | 42 | 13 | 8 |
| Legal fees | 5 | 13 | 2 | 2 | 9 | 3 | 2 |
| Audit fees | 18 | 19 | 10 | 11 | 8 | 21 | 19 |
| Other | 20 | 48 | 3 | 6 | 47 | 3 | 4 |
| Total Expenses | 921 | 2,225 | 195 | 332 | 545 | 145 | 173 |
| Less: | | | | | | | |
| Expenses in excess of limit | (23) | — | — | (5) | — | — | — |
| Total Net Expenses | 898 | 2,225 | 195 | 327 | 545 | 145 | 173 |
| Net Investment Income (Loss) | 2,294 | 5,361 | (178) | 21 | 1,277 | 549 | 570 |
| | | | | | | | |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | |
| Net realized gain (loss) on: | | | | | | | |
| Investments in unaffiliated securities | (7,368) | (109,923) | (3,042) | (1,857) | 9 | (311) | (4,323) |
| Futures contracts | — | — | — | — | — | 61 | — |
| Written options | — | — | — | 309 | — | — | — |
| Forward foreign currency contracts | (771) | — | — | — | — | — | — |
| Foreign currency exchange transactions | (9) | 360 | — | — | — | — | — |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | |
| Investments in unaffiliated securities | 14,677[1] | 144,924 | 8,283 | 10,647 | — | 381 | 64 |
| Futures contracts | — | — | — | — | — | 127 | — |
| Written options | — | — | — | 22 | — | — | — |
| Forward foreign currency contracts | (236) | — | — | — | — | — | — |
| Foreign currency exchange transactions | 17 | 122 | — | — | — | — | — |
| Net Realized and Unrealized Gain (Loss) | 6,310 | 35,483 | 5,241 | 9,121 | 9 | 258 | (4,259) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | $8,604 | $40,844 | $5,063 | $9,142 | $1,286 | $807 | $(3,689) |

*Not shown due to rounding.

(1)Net of India deferred taxes of $5.

See Accompanying Notes to Financial Statements.

| (In thousands) | Science and Technology | Small Cap Growth | Small Cap Value | Value |
|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | |
| Dividends from unaffiliated securities | $ 1,384 | $ 420 | $ 919 | $3,189 |
| Foreign dividend withholding tax | (61) | — | — | (30) |
| Interest and amortization from unaffiliated securities | 330 | 49 | 25 | 20 |
| Total Investment Income | 1,653 | 469 | 944 | 3,179 |
| **EXPENSES** | | | | |
| Investment management fee | 971 | 1,185 | 615 | 746 |
| Service fee | 286 | 349 | 181 | 266 |
| Shareholder servicing | 1 | 2 | 1 | 1 |
| Custodian fees | 10 | 6 | 7 | 8 |
| Trustees' fees | 5 | 6 | 4 | 6 |
| Accounting services fee | 43 | 45 | 32 | 41 |
| Legal fees | 8 | 10 | 5 | 8 |
| Audit fees | 16 | 14 | 14 | 12 |
| Other | 25 | 30 | 17 | 27 |
| Total Expenses | 1,365 | 1,647 | 876 | 1,115 |
| Less: | | | | |
| Expenses in excess of limit | (23) | (28) | — | (11) |
| Total Net Expenses | 1,342 | 1,619 | 876 | 1,104 |
| Net Investment Income (Loss) | 311 | (1,150) | 68 | 2,075 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | |
| Net realized gain (loss) on: | | | | |
| Investments in unaffiliated securities | 5,261 | (17,122) | (15,194) | (7,505) |
| Investments in affiliated securities | — | (2,341) | — | — |
| Written options | (368) | — | 388 | 1,224 |
| Foreign currency exchange transactions | 5 | — | — | — |
| Net change in unrealized appreciation (depreciation) on: | | | | |
| Investments in unaffiliated securities | 31,673 | 59,610 | 21,352 | 7,379 |
| Investments in affiliated securities | — | 2,304 | — | — |
| Written options | (916) | — | (104) | 111 |
| Foreign currency exchange transactions | 4 | — | — | — |
| Net Realized and Unrealized Gain | 35,659 | 42,451 | 6,442 | 1,209 |
| Net Increase in Net Assets Resulting from Operations | $35,970 | $41,301 | $6,510 | $3,284 |

See Accompanying Notes to Financial Statements.

| (In thousands) | Pathfinder Aggressive Six months ended 6-30-09 (Unaudited) | Pathfinder Aggressive Fiscal year ended 12-31-08[1] | Pathfinder Conservative Six months ended 6-30-09 (Unaudited) | Pathfinder Conservative Fiscal year ended 12-31-08[2] | Pathfinder Moderate Six months ended 6-30-09 (Unaudited) | Pathfinder Moderate Fiscal year ended 12-31-08[1] |
|---|---|---|---|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income | $ 723 | $ 108 | $ 510 | $ 16 | $ 2,122 | $ 188 |
| Net realized gain on investments | 702 | 588 | 238 | 44 | 1,089 | 630 |
| Net change in unrealized appreciation (depreciation) | 1,397 | (12,146) | 744 | (622) | 4,116 | (9,999) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 2,822 | (11,450) | 1,492 | (562) | 7,327 | (9,181) |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income | (214) | — | (22) | — | (291) | — |
| Net realized gains | (487) | — | (40) | — | (537) | — |
| Total Distributions to Shareholders | (701) | — | (62) | — | (828) | — |
| Capital Share Transactions | 4,512 | 54,348 | 18,690 | 12,537 | 76,579 | 87,626 |
| Net Increase in Net Assets | 6,633 | 42,898 | 20,120 | 11,975 | 83,078 | 78,445 |
| Net Assets, Beginning of Period | 42,898 | — | 11,975 | — | 78,445 | — |
| Net Assets, End of Period | $49,531 | $ 42,898 | $32,095 | $11,975 | $161,523 | $78,445 |
| Undistributed net investment income | $ 722 | $ 212 | $ 509 | $ 21 | $ 2,118 | $ 287 |

| (In thousands) | Pathfinder Moderately Aggressive Six months ended 6-30-09 (Unaudited) | Pathfinder Moderately Aggressive Fiscal year ended 12-31-08[1] | Pathfinder Moderately Conservative Six months ended 6-30-09 (Unaudited) | Pathfinder Moderately Conservative Fiscal year ended 12-31-08[3] | Asset Strategy Six months ended 6-30-09 (Unaudited) | Asset Strategy Fiscal year ended 12-31-08 |
|---|---|---|---|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income | $ 2,751 | $ 296 | $ 980 | $ 60 | $ 6,207 | $ 8,670 |
| Net realized gain (loss) on investments | 1,732 | 1,203 | 401 | 180 | (32,353) | 12,245 |
| Net change in unrealized appreciation (depreciation) | 6,046 | (19,888) | 1,464 | (2,562) | 73,962 | (267,755) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 10,529 | (18,389) | 2,845 | (2,322) | 47,816 | (246,840) |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income | (541) | — | (79) | — | (2,923) | (3,671) |
| Net realized gains | (970) | — | (167) | — | (78,981) | (60,338) |
| Total Distributions to Shareholders | (1,511) | — | (246) | — | (81,904) | (64,009) |
| Capital Share Transactions | 78,204 | 134,095 | 33,959 | 34,494 | 162,095 | 76,364 |
| Net Increase (Decrease) in Net Assets | 87,222 | 115,706 | 36,558 | 32,172 | 128,007 | (234,485) |
| Net Assets, Beginning of Period | 115,706 | — | 32,172 | — | 678,194 | 912,679 |
| Net Assets, End of Period | $202,928 | $115,706 | $68,730 | $32,172 | $806,201 | $ 678,194 |
| Undistributed net investment income | $ 2,743 | $ 533 | $ 978 | $ 77 | $ 5,013 | $ 2,989 |

(1)For the period from March 4, 2008 (commencement of operations) through December 31, 2008.

(2)For the period from March 13, 2008 (commencement of operations) through December 31, 2008.

(3)For the period from March 12, 2008 (commencement of operations) through December 31, 2008.

See Accompanying Notes to Financial Statements.

# STATEMENT OF CHANGES IN NET ASSETS
## Ivy Funds VIP

| (In thousands) | Balanced | | Bond | | Core Equity | |
|---|---|---|---|---|---|---|
| | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income | $ 3,623 | $ 7,291 | $ 7,116 | $ 13,698 | $ 2,660 | $ 3,964 |
| Net realized gain (loss) on investments | (9,752) | 4,018 | 673 | 818 | (32,426) | (22,322) |
| Net change in unrealized appreciation (depreciation) | 5,953 | (120,303) | 3,190 | (13,278) | 34,318 | (215,618) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | (176) | (108,994) | 10,979 | 1,238 | 4,552 | (233,976) |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income | (7,291) | (472) | (13,706) | (306) | (3,944) | (968) |
| Net realized gains | (2,099) | (329) | — | — | — | (14,757) |
| **Total Distributions to Shareholders** | (9,390) | (801) | (13,706) | (306) | (3,944) | (15,725) |
| **Capital Share Transactions** | (21,261) | (71,363) | 37,559 | 36,967 | (29,761) | (94,053) |
| **Net Increase (Decrease) in Net Assets** | (30,827) | (181,158) | 34,832 | 37,899 | (29,153) | (343,754) |
| **Net Assets, Beginning of Period** | 378,285 | 559,443 | 334,139 | 296,240 | 402,127 | 745,881 |
| **Net Assets, End of Period** | $347,458 | $378,285 | $368,971 | $334,139 | $372,974 | $402,127 |
| Undistributed net investment income | $ 3,591 | $ 7,259 | $ 7,061 | $ 13,651 | $ 2,603 | $ 3,875 |

| (In thousands) | Dividend Opportunities | | Energy | | Global Natural Resources | |
|---|---|---|---|---|---|---|
| | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income (loss) | $ 1,037 | $ 1,148 | $ 83 | $ (43) | $ (160) | $ (107) |
| Net realized loss on investments | (12,291) | (6,271) | (1,981) | (1,276) | (6,514) | (24,375) |
| Net change in unrealized appreciation (depreciation) | 14,704 | (51,212) | 4,626 | (16,275) | 35,378 | (80,610) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | 3,450 | (56,335) | 2,728 | (17,594) | 28,704 | (105,092) |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income | (1,506) | (134) | — | (29) | — | (1,938) |
| Net realized gains | — | (245) | — | (32) | — | (7,876) |
| **Total Distributions to Shareholders** | (1,506) | (379) | — | (61) | — | (9,814) |
| **Capital Share Transactions** | 35,421 | 59,139 | 2,357 | 11,292 | 27,340 | 19,745 |
| **Net Increase (Decrease) in Net Assets** | 37,365 | 2,425 | 5,085 | (6,363) | 56,044 | (95,161) |
| **Net Assets, Beginning of Period** | 123,026 | 120,601 | 19,894 | 26,257 | 69,461 | 164,622 |
| **Net Assets, End of Period** | $160,391 | $123,026 | $24,979 | $19,894 | $125,505 | $69,461 |
| Undistributed (distributions in excess of) net investment income | $ 894 | $ 1,363 | $ 81 | $ (2) | $ (218) | $ (29) |

See Accompanying Notes to Financial Statements.

# STATEMENT OF CHANGES IN NET ASSETS
## Ivy Funds VIP

| (In thousands) | Growth | | High Income | | International Growth | |
|---|---|---|---|---|---|---|
| | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income | $ 2,637 | $ 2,988 | $ 8,211 | $ 16,659 | $ 2,294 | $ 2,821 |
| Net realized gain (loss) on investments | (2,807) | 18,776 | (13,393) | (12,373) | (8,148) | (24,202) |
| Net change in unrealized appreciation (depreciation) | 52,936 | (469,869) | 41,658 | (48,052) | 14,458 | (96,086) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 52,766 | (448,105) | 36,476 | (43,766) | 8,604 | (117,467) |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income | (2,992) | — | (16,681) | (1,165) | (2,689) | (569) |
| Net realized gains | (22,110) | (10,490) | — | — | — | (4,744) |
| Total Distributions to Shareholders | (25,102) | (10,490) | (16,681) | (1,165) | (2,689) | (5,313) |
| **Capital Share Transactions** | (3,438) | (89,150) | 21,159 | (22,090) | 5,194 | (777) |
| Net Increase (Decrease) in Net Assets | 24,226 | (547,745) | 40,954 | (67,021) | 11,109 | (123,557) |
| Net Assets, Beginning of Period | 757,045 | 1,304,790 | 146,733 | 213,754 | 159,498 | 283,055 |
| Net Assets, End of Period | $781,271 | $ 757,045 | $187,687 | $146,733 | $170,607 | $159,498 |
| Undistributed net investment income | $ 2,542 | $ 2,896 | $ 8,149 | $ 16,619 | $ 2,263 | $ 2,667 |

| (In thousands) | International Value | | Micro Cap Growth | | Mid Cap Growth | |
|---|---|---|---|---|---|---|
| | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income (loss) | $ 5,361 | $ 15,588 | $ (178) | $ (532) | $ 21 | $ (32) |
| Net realized gain (loss) on investments | (109,563) | 24,222 | (3,042) | (627) | (1,548) | (1,367) |
| Net change in unrealized appreciation (depreciation) | 145,046 | (310,201) | 8,283 | (25,974) | 10,669 | (22,811) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 40,844 | (270,391) | 5,063 | (27,133) | 9,142 | (24,210) |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income | (15,263) | (2,657) | — | — | — | (21) |
| Net realized gains | (24,550) | (10,555) | — | — | — | (901) |
| Total Distributions to Shareholders | (39,813) | (13,212) | — | — | — | (922) |
| **Capital Share Transactions** | 43,824 | 27,050 | (1,184) | (4,134) | 8,174 | 16,547 |
| Net Increase (Decrease) in Net Assets | 44,855 | (256,553) | 3,879 | (31,267) | 17,316 | (8,585) |
| Net Assets, Beginning of Period | 379,113 | 635,666 | 28,309 | 59,576 | 48,879 | 57,464 |
| Net Assets, End of Period | $423,968 | $379,113 | $32,188 | $28,309 | $66,195 | $48,879 |
| Undistributed (distributions in excess of) net investment income | $ 4,916 | $ 14,458 | $ (181) | $ (2) | $ 20 | $ (1) |

See Accompanying Notes to Financial Statements.

# STATEMENT OF CHANGES IN NET ASSETS
## Ivy Funds VIP

| (In thousands) | Money Market | | Mortgage Securities | | Real Estate Securities | |
| --- | --- | --- | --- | --- | --- | --- |
| | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 1,277 | $ 2,803 | $ 549 | $ 1,397 | $ 570 | $ 749 |
| Net realized gain (loss) on investments | 9 | 36 | (250) | (436) | (4,323) | (5,660) |
| Net change in unrealized appreciation (depreciation) | — | — | 508 | (4,663) | 64 | (12,764) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 1,286 | 2,839 | 807 | (3,702) | (3,689) | (17,675) |
| Distributions to Shareholders From: | | | | | | |
| Net investment income | (1,277) | (2,799) | (1,400) | (302) | (831) | (253) |
| Net realized gains | (9) | (26) | — | — | — | (730) |
| Total Distributions to Shareholders | (1,286) | (2,825) | (1,400) | (302) | (831) | (983) |
| Capital Share Transactions | 18,673 | 111,528 | (964) | (2,281) | 210 | (711) |
| Net Increase (Decrease) in Net Assets | 18,673 | 111,542 | (1,557) | (6,285) | (4,310) | (19,369) |
| Net Assets, Beginning of Period | 200,763 | 89,221 | 27,282 | 33,567 | 28,934 | 48,303 |
| Net Assets, End of Period | $219,436 | $200,763 | $25,725 | $27,282 | $24,624 | $28,934 |
| Undistributed net investment income | $ — | $ — | $ 545 | $ 1,396 | $ 615 | $ 876 |

| (In thousands) | Science and Technology | |
| --- | --- | --- |
| | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 |
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment income (loss) | $ 311 | $ (662) |
| Net realized gain on investments | 4,898 | 14,966 |
| Net change in unrealized appreciation (depreciation) | 30,761 | (138,855) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 35,970 | (124,551) |
| Distributions to Shareholders From: | | |
| Net investment income | — | — |
| Net realized gains | (16,547) | (8,411) |
| Total Distributions to Shareholders | (16,547) | (8,411) |
| Capital Share Transactions | 11,029 | (37,315) |
| Net Increase (Decrease) in Net Assets | 30,452 | (170,277) |
| Net Assets, Beginning of Period | 226,153 | 396,430 |
| Net Assets, End of Period | $256,605 | $226,153 |
| Undistributed (distributions in excess of) net investment income | $ 292 | $ (24) |

See Accompanying Notes to Financial Statements.

| (In thousands) | Small Cap Growth | | Small Cap Value | | Value | |
|---|---|---|---|---|---|---|
| | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 | Six months ended 6-30-09 (Unaudited) | Fiscal year ended 12-31-08 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income (loss) | $ (1,150) | $ 1,292 | $ 68 | $ (250) | $ 2,075 | $ 4,573 |
| Net realized loss on investments | (19,463) | (28,562) | (14,806) | (29,934) | (6,281) | (34,841) |
| Net change in unrealized appreciation (depreciation) | 61,914 | (173,577) | 21,248 | (22,739) | 7,490 | (89,725) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **41,301** | **(200,847)** | **6,510** | **(52,923)** | **3,284** | **(119,993)** |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income | (1,298) | — | — | (364) | (4,928) | (747) |
| Net realized gains | — | (6,006) | — | (3,536) | — | (2,341) |
| **Total Distributions to Shareholders** | **(1,298)** | **(6,006)** | **—** | **(3,900)** | **(4,928)** | **(3,088)** |
| **Capital Share Transactions** | **(13,519)** | **(47,122)** | **2,427** | **1,795** | **1,129** | **(9,474)** |
| **Net Increase (Decrease) in Net Assets** | **26,484** | **(253,975)** | **8,937** | **(55,028)** | **(515)** | **(132,555)** |
| **Net Assets, Beginning of Period** | **290,184** | **544,159** | **150,116** | **205,144** | **231,428** | **363,983** |
| **Net Assets, End of Period** | **$316,668** | **$290,184** | **$159,053** | **$150,116** | **$230,913** | **$231,428** |
| Undistributed (distributions in excess of) net investment income | $ (1,195) | $ 1,253 | $ 136 | $ 68 | $ 1,704 | $ 4,557 |

See Accompanying Notes to Financial Statements.

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| | Net Asset Value, Beginning of Period | Net Investment Income | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Pathfinder Aggressive** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | $3.8093 | $0.0564 | $0.1549 | $0.2113 | $(0.0175) | $(0.0399) | $(0.0574) |
| Fiscal year ended 12–31–2008[3] | 5.0000 | 0.0096 | (1.2003) | (1.1907) | — | — | — |
| **Pathfinder Conservative** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 4.4530 | 0.0684 | 0.0935 | 0.1619 | (0.0033) | (0.0059) | (0.0092) |
| Fiscal year ended 12–31–2008[4] | 5.0000 | 0.0058 | (0.5528) | (0.5470) | — | — | — |
| **Pathfinder Moderate** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 4.0630 | 0.0496 | 0.1326 | 0.1822 | (0.0091) | (0.0168) | (0.0259) |
| Fiscal year ended 12–31–2008[3] | 5.0000 | 0.0097 | (0.9467) | (0.9370) | — | — | — |
| **Pathfinder Moderately Aggressive** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 4.0140 | 0.0505 | 0.1524 | 0.2029 | (0.0125) | (0.0224) | (0.0349) |
| Fiscal year ended 12–31–2008[3] | 5.0000 | 0.0103 | (0.9963) | (0.9860) | — | — | — |
| **Pathfinder Moderately Conservative** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 4.3098 | 0.0589 | 0.1030 | 0.1619 | (0.0058) | (0.0123) | (0.0181) |
| Fiscal year ended 12–31–2008[5] | 5.0000 | 0.0080 | (0.6982) | (0.6902) | — | — | — |
| **Asset Strategy** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 8.2749 | 0.0586 | 0.5011 | 0.5597 | (0.0337) | (0.9108) | (0.9445) |
| Fiscal year ended 12–31–2008 | 12.3237 | 0.1062 | (3.2919) | (3.1857) | (0.0495) | (0.8136) | (0.8631) |
| Fiscal year ended 12–31–2007 | 9.0016 | 0.0932 | 3.8531 | 3.9463 | (0.0709) | (0.5533) | (0.6242) |
| Fiscal year ended 12–31–2006 | 8.8625 | 0.0958 | 1.7042 | 1.8000 | (0.0354) | (1.6255) | (1.6609) |
| Fiscal year ended 12–31–2005 | 7.6926 | 0.0836 | 1.7847 | 1.8683 | (0.0762) | (0.6222) | (0.6984) |
| Fiscal year ended 12–31–2004 | 6.9237 | 0.0699 | 0.8508 | 0.9207 | (0.0990) | (0.0528) | (0.1518) |
| **Balanced** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 7.6960 | 0.0891 | (0.0618) | 0.0273 | (0.1591) | (0.0458) | (0.2049) |
| Fiscal year ended 12–31–2008 | 9.7624 | 0.1496 | (2.1997) | (2.0501) | (0.0096) | (0.0067) | (0.0163) |
| Fiscal year ended 12–31–2007 | 8.7056 | 0.1388 | 1.0508 | 1.1896 | (0.1326) | (0.0002) | (0.1328) |
| Fiscal year ended 12–31–2006 | 7.9631 | 0.1224 | 0.7704 | 0.8928 | (0.1207) | (0.0296) | (0.1503) |
| Fiscal year ended 12–31–2005 | 7.6783 | 0.0999 | 0.2851 | 0.3850 | (0.1002) | — | (0.1002) |
| Fiscal year ended 12–31–2004 | 7.1491 | 0.1096 | 0.5292 | 0.6388 | (0.1096) | — | (0.1096) |

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(2)Annualized.

(3)For the period from March 4, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

(4)For the period from March 13, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

(5)For the period from March 12, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

| | Net Asset Value, End of Period | Total Return | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Pathfinder Aggressive** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | $3.9632 | 5.57% | $ 50 | 0.11%[2] | 3.25%[2] | —% | —% | 2% |
| Fiscal year ended 12–31–2008[3] | 3.8093 | –23.82 | 43 | 0.10[2] | 0.44[2] | — | — | 3 |
| **Pathfinder Conservative** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 4.6057 | 3.64 | 32 | 0.14[2] | 4.43[2] | — | — | 4 |
| Fiscal year ended 12–31–2008[4] | 4.4530 | –10.94 | 12 | 0.39[2] | 0.45[2] | — | — | 2 |
| **Pathfinder Moderate** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 4.2193 | 4.49 | 162 | 0.07[2] | 3.88[2] | — | — | 1 |
| Fiscal year ended 12–31–2008[3] | 4.0630 | –18.74 | 78 | 0.09[2] | 0.64[2] | — | — | — |
| **Pathfinder Moderately Aggressive** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 4.1820 | 5.07 | 203 | 0.06[2] | 3.70[2] | — | — | —* |
| Fiscal year ended 12–31–2008[3] | 4.0140 | –19.72 | 116 | 0.07[2] | 0.61[2] | — | — | — |
| **Pathfinder Moderately Conservative** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 4.4536 | 3.76 | 69 | 0.10[2] | 4.09[2] | — | — | 5 |
| Fiscal year ended 12–31–2008[5] | 4.3098 | –13.80 | 32 | 0.18[2] | 0.63[2] | — | — | — |
| **Asset Strategy** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 7.8901 | 6.95 | 806 | 1.05[2] | 1.74[2] | 1.06[2] | 1.73[2] | 78 |
| Fiscal year ended 12–31–2008 | 8.2749 | –25.79 | 678 | 1.04 | 1.02 | 1.05 | 1.01 | 190 |
| Fiscal year ended 12–31–2007 | 12.3237 | 44.11 | 913 | 1.03 | 0.96 | 1.04 | 0.95 | 98 |
| Fiscal year ended 12–31–2006 | 9.0016 | 20.15 | 602 | 1.02 | 1.16 | 1.03 | 1.15 | 148 |
| Fiscal year ended 12–31–2005 | 8.8625 | 24.27 | 416 | 1.03 | 1.10 | — | — | 79 |
| Fiscal year ended 12–31–2004 | 7.6926 | 13.30 | 282 | 1.06 | 1.02 | — | — | 118 |
| **Balanced** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 7.5184 | 0.41 | 347 | 1.03[2] | 2.10[2] | — | — | 16 |
| Fiscal year ended 12–31–2008 | 7.6960 | –21.00 | 378 | 1.01 | 1.53 | — | — | 19 |
| Fiscal year ended 12–31–2007 | 9.7624 | 13.67 | 559 | 1.01 | 1.40 | — | — | 8 |
| Fiscal year ended 12–31–2006 | 8.7056 | 11.21 | 565 | 1.01 | 1.37 | — | — | 28 |
| Fiscal year ended 12–31–2005 | 7.9631 | 5.01 | 582 | 1.01 | 1.20 | — | — | 52 |
| Fiscal year ended 12–31–2004 | 7.6783 | 8.93 | 628 | 1.02 | 1.45 | — | — | 39 |

See Accompanying Notes to Financial Statements.

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Bond** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | $5.3372 | $0.0937 | $0.0732 | $0.1669 | $(0.2104) | $  — | $(0.2104) |
| Fiscal year ended 12–31–2008 | 5.3255 | 0.2183 | (0.2017) | 0.0166 | (0.0049) | — | (0.0049) |
| Fiscal year ended 12–31–2007 | 5.2752 | 0.2428 | 0.0489 | 0.2917 | (0.2414) | — | (0.2414) |
| Fiscal year ended 12–31–2006 | 5.2928 | 0.2434 | (0.0182) | 0.2252 | (0.2411) | (0.0017) | (0.2428) |
| Fiscal year ended 12–31–2005 | 5.4762 | 0.2356 | (0.1464) | 0.0892 | (0.2464) | (0.0262) | (0.2726) |
| Fiscal year ended 12–31–2004 | 5.5710 | 0.2463 | (0.0302) | 0.2161 | (0.2463) | (0.0646) | (0.3109) |
| **Core Equity** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 8.1109 | 0.0646 | 0.0963 | 0.1609 | (0.0859) | — | (0.0859) |
| Fiscal year ended 12–31–2008 | 12.9583 | 0.0832 | (4.6008) | (4.5176) | (0.0203) | (0.3095) | (0.3298) |
| Fiscal year ended 12–31–2007 | 12.5485 | 0.0977 | 1.6632 | 1.7609 | (0.0862) | (1.2649) | (1.3511) |
| Fiscal year ended 12–31–2006 | 11.1221 | 0.0805 | 1.8084 | 1.8889 | (0.1093) | (0.3532) | (0.4625) |
| Fiscal year ended 12–31–2005 | 10.2369 | 0.0358 | 0.8859 | 0.9217 | (0.0365) | — | (0.0365) |
| Fiscal year ended 12–31–2004 | 9.3996 | 0.0622 | 0.8373 | 0.8995 | (0.0622) | — | (0.0622) |
| **Dividend Opportunities** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 5.1114 | 0.0240 | 0.0385 | 0.0625 | (0.0521) | — | (0.0521) |
| Fiscal year ended 12–31–2008 | 8.0015 | 0.0391 | (2.9133) | (2.8742) | (0.0056) | (0.0103) | (0.0159) |
| Fiscal year ended 12–31–2007 | 6.9651 | 0.0881 | 1.0765 | 1.1646 | (0.0675) | (0.0607) | (0.1282) |
| Fiscal year ended 12–31–2006 | 6.1121 | 0.0857 | 0.8867 | 0.9724 | (0.0849) | (0.0345) | (0.1194) |
| Fiscal year ended 12–31–2005 | 5.4645 | 0.0643 | 0.6476 | 0.7119 | (0.0643) | — | (0.0643) |
| Fiscal year ended 12–31–2004 | 5.0000 | 0.0337 | 0.4645 | 0.4982 | (0.0337) | — | (0.0337) |
| **Energy** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 3.7434 | 0.0143 | 0.5041 | 0.5184 | — | — | — |
| Fiscal year ended 12–31–2008 | 6.9732 | (0.0103) | (3.2080) | (3.2183) | (0.0055) | (0.0060) | (0.0115) |
| Fiscal year ended 12–31–2007 | 4.6351 | 0.0280 | 2.3497 | 2.3777 | (0.0209) | (0.0187) | (0.0396) |
| Fiscal year ended 12–31–2006[3] | 5.0000 | 0.0248 | (0.3654) | (0.3406) | (0.0243) | — | (0.0243) |
| **Global Natural Resources** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 3.3102 | (0.0055) | 1.2585 | 1.2530 | — | — | — |
| Fiscal year ended 12–31–2008 | 10.0838 | 0.0088 | (6.2310) | (6.2222) | (0.1089) | (0.4425) | (0.5514) |
| Fiscal year ended 12–31–2007 | 7.5711 | 0.0148 | 3.2797 | 3.2945 | (0.0022) | (0.7796) | (0.7818) |
| Fiscal year ended 12–31–2006 | 6.2719 | 0.0295 | 1.5690 | 1.5985 | (0.0235) | (0.2758) | (0.2993) |
| Fiscal year ended 12–31–2005[4] | 5.0000 | (0.0112) | 1.3132 | 1.3020 | — | (0.0301) | (0.0301) |
| **Growth** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 7.5529 | 0.0276 | 0.5263 | 0.5539 | (0.0310) | (0.2291) | (0.2601) |
| Fiscal year ended 12–31–2008 | 12.0237 | 0.0297 | (4.3944) | (4.3647) | — | (0.1061) | (0.1061) |
| Fiscal year ended 12–31–2007 | 9.7813 | (0.0008) | 2.5262 | 2.5254 | (0.0001) | (0.2829) | (0.2830) |
| Fiscal year ended 12–31–2006 | 9.3125 | (0.0001) | 0.4689 | 0.4688 | — | — | — |
| Fiscal year ended 12–31–2005 | 8.3728 | (0.0029) | 0.9429 | 0.9400 | (0.0003) | — | (0.0003) |
| Fiscal year ended 12–31–2004 | 8.1267 | 0.0228 | 0.2460 | 0.2688 | (0.0227) | — | (0.0227) |

(1) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(2) Annualized.

(3) For the period from May 1, 2006 (commencement of operations of the Portfolio) through December 31, 2006.

(4) For the period from April 28, 2005 (commencement of operations of the Portfolio) through December 31, 2005.

| | Net Asset Value, End of Period | Total Return | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Bond** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | $5.2937 | 3.20% | $369 | 0.80%[2] | 4.14%[2] | 0.85%[2] | 4.09%[2] | 16% |
| Fiscal year ended 12–31–2008 | 5.3372 | 0.31 | 334 | 0.79 | 4.38 | — | — | 29 |
| Fiscal year ended 12–31–2007 | 5.3255 | 5.67 | 296 | 0.82 | 4.57 | 0.85 | 4.54 | 42 |
| Fiscal year ended 12–31–2006 | 5.2752 | 4.24 | 213 | 0.84 | 4.49 | 0.85 | 4.48 | 54 |
| Fiscal year ended 12–31–2005 | 5.2928 | 1.61 | 212 | 0.86 | 4.17 | — | — | 43 |
| Fiscal year ended 12–31–2004 | 5.4762 | 3.88 | 218 | 0.85 | 4.16 | — | — | 47 |
| **Core Equity** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 8.1859 | 2.01 | 373 | 0.98[2] | 1.48[2] | 1.03[2] | 1.43[2] | 57 |
| Fiscal year ended 12–31–2008 | 8.1109 | –34.77 | 402 | 0.96 | 0.68 | 1.01 | 0.63 | 105 |
| Fiscal year ended 12–31–2007 | 12.9583 | 14.03 | 746 | 0.96 | 0.68 | 1.01 | 0.63 | 83 |
| Fiscal year ended 12–31–2006 | 12.5485 | 16.99 | 762 | 0.99 | 0.62 | 1.00 | 0.61 | 103 |
| Fiscal year ended 12–31–2005 | 11.1221 | 9.01 | 723 | 1.01 | 0.32 | — | — | 62 |
| Fiscal year ended 12–31–2004 | 10.2369 | 9.57 | 737 | 1.01 | 0.62 | — | — | 54 |
| **Dividend Opportunities** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 5.1218 | 1.24 | 160 | 1.06[2] | 1.57[2] | — | — | 14 |
| Fiscal year ended 12–31–2008 | 5.1114 | –35.91 | 123 | 1.07 | 0.92 | — | — | 35 |
| Fiscal year ended 12–31–2007 | 8.0015 | 16.72 | 121 | 1.04 | 1.29 | — | — | 17 |
| Fiscal year ended 12–31–2006 | 6.9651 | 15.91 | 81 | 1.07 | 1.63 | — | — | 17 |
| Fiscal year ended 12–31–2005 | 6.1121 | 13.03 | 43 | 0.93 | 1.53 | 1.12 | 1.34 | 22 |
| Fiscal year ended 12–31–2004 | 5.4645 | 9.96 | 17 | 0.76 | 2.08 | 1.46 | 1.38 | 22 |
| **Energy** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 4.2618 | 13.85 | 25 | 0.67[2] | 0.78[2] | 1.33[2] | 0.12[2] | 7 |
| Fiscal year ended 12–31–2008 | 3.7434 | –46.15 | 20 | 1.14 | –0.15 | 1.31 | –0.32 | 10 |
| Fiscal year ended 12–31–2007 | 6.9732 | 51.30 | 26 | 0.52 | 0.78 | 1.32 | –0.02 | 13 |
| Fiscal year ended 12–31–2006[3] | 4.6351 | –6.81 | 7 | 0.64[2] | 1.05[2] | 1.49[2] | 0.20[2] | 12 |
| **Global Natural Resources** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 4.5632 | 37.85 | 126 | 1.53[2] | –0.35[2] | — | — | 61 |
| Fiscal year ended 12–31–2008 | 3.3102 | –61.46 | 69 | 1.43 | –0.08 | — | — | 206 |
| Fiscal year ended 12–31–2007 | 10.0838 | 43.50 | 165 | 1.38 | 0.20 | — | — | 122 |
| Fiscal year ended 12–31–2006 | 7.5711 | 25.49 | 90 | 1.51 | 0.53 | — | — | 111 |
| Fiscal year ended 12–31–2005[4] | 6.2719 | 26.04 | 32 | 2.17[2] | –0.60[2] | — | — | 66 |
| **Growth** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 7.8467 | 7.47 | 781 | 0.99[2] | 0.72[2] | 1.02[2] | 0.69[2] | 25 |
| Fiscal year ended 12–31–2008 | 7.5529 | –36.27 | 757 | 0.97 | 0.29 | 1.00 | 0.26 | 53 |
| Fiscal year ended 12–31–2007 | 12.0237 | 25.81 | 1,305 | 0.97 | –0.01 | 0.99 | –0.03 | 42 |
| Fiscal year ended 12–31–2006 | 9.7813 | 5.04 | 1,177 | 0.99 | 0.00 | 1.00 | –0.01 | 67 |
| Fiscal year ended 12–31–2005 | 9.3125 | 11.23 | 1,252 | 1.00 | –0.03 | — | — | 59 |
| Fiscal year ended 12–31–2004 | 8.3728 | 3.31 | 1,252 | 1.00 | 0.27 | — | — | 81 |

See Accompanying Notes to Financial Statements.

| | Net Asset Value Beginning of Period | Net Investment Income (Loss) | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **High Income** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | $2.4841 | $0.1130 | $0.4749 | $0.5879 | $(0.2728) | $ — | $(0.2728) |
| Fiscal year ended 12–31–2008 | 3.2031 | 0.2834 | (0.9826) | (0.6992) | (0.0198) | — | (0.0198) |
| Fiscal year ended 12–31–2007 | 3.3398 | 0.2717 | (0.1440) | 0.1277 | (0.2644) | — | (0.2644) |
| Fiscal year ended 12–31–2006 | 3.2521 | 0.2518 | 0.0827 | 0.3345 | (0.2468) | — | (0.2468) |
| Fiscal year ended 12–31–2005 | 3.4276 | 0.2626 | (0.1749) | 0.0877 | (0.2632) | — | (0.2632) |
| Fiscal year ended 12–31–2004 | 3.3375 | 0.2391 | 0.0901 | 0.3292 | (0.2391) | — | (0.2391) |
| **International Growth** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 6.0050 | 0.0842 | 0.2456 | 0.3298 | (0.1016) | — | (0.1016) |
| Fiscal year ended 12–31–2008 | 10.7486 | 0.1075 | (4.6438) | (4.5363) | (0.0222) | (0.1851) | (0.2073) |
| Fiscal year ended 12–31–2007 | 9.1353 | 0.0630 | 1.8829 | 1.9459 | (0.0587) | (0.2739) | (0.3326) |
| Fiscal year ended 12–31–2006 | 7.5943 | 0.0672 | 1.5263 | 1.5935 | (0.0525) | — | (0.0525) |
| Fiscal year ended 12–31–2005 | 6.6534 | 0.0493 | 1.0465 | 1.0958 | (0.1549) | — | (0.1549) |
| Fiscal year ended 12–31–2004 | 5.8722 | 0.0367 | 0.7853 | 0.8220 | (0.0408) | — | (0.0408) |
| **International Value** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 12.4613 | 0.1543 | 1.1065 | 1.2608 | (0.4959) | (0.7976) | (1.2935) |
| Fiscal year ended 12–31–2008 | 22.3935 | 0.5116 | (9.9918) | (9.4802) | (0.0909) | (0.3611) | (0.4520) |
| Fiscal year ended 12–31–2007 | 22.7794 | 0.4391 | 1.8126 | 2.2517 | (0.3937) | (2.2439) | (2.6376) |
| Fiscal year ended 12–31–2006 | 19.1711 | 0.4593 | 5.2176 | 5.6769 | (0.4097) | (1.6589) | (2.0686) |
| Fiscal year ended 12–31–2005 | 19.1681 | 0.3199 | 1.8192 | 2.1391 | (0.4226) | (1.7135) | (2.1361) |
| Fiscal year ended 12–31–2004 | 15.8947 | 0.2759 | 3.3285 | 3.6044 | (0.1850) | (0.1460) | (0.3310) |
| **Micro Cap Growth** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 11.1122 | (0.0735) | 2.2052 | 2.1317 | — | — | — |
| Fiscal year ended 12–31–2008 | 21.3838 | (0.2089) | (10.0627) | (10.2716) | — | — | — |
| Fiscal year ended 12–31–2007 | 20.0796 | (0.2565) | 1.5607 | 1.3042 | — | — | — |
| Fiscal year ended 12–31–2006 | 17.8866 | (0.2064) | 2.3994 | 2.1930 | — | — | — |
| Fiscal year ended 12–31–2005 | 14.7992 | (0.1737) | 3.2611 | 3.0874 | — | — | — |
| Fiscal year ended 12–31–2004 | 13.4476 | (0.1794) | 1.5310 | 1.3516 | — | — | — |
| **Mid Cap Growth** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 4.5056 | 0.0017 | 0.7641 | 0.7658 | — | — | — |
| Fiscal year ended 12–31–2008 | 7.2091 | (0.0036) | (2.6128) | (2.6164) | (0.0020) | (0.0851) | (0.0871) |
| Fiscal year ended 12–31–2007 | 6.5601 | 0.0034 | 0.8245 | 0.8279 | (0.0013) | (0.1776) | (0.1789) |
| Fiscal year ended 12–31–2006 | 6.0653 | 0.0164 | 0.5025 | 0.5189 | (0.0223) | (0.0018) | (0.0241) |
| Fiscal year ended 12–31–2005[3] | 5.0000 | 0.0064 | 1.0589 | 1.0653 | — | — | — |
| **Money Market** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 1.0000 | 0.0060 | 0.0000 | 0.0060 | (0.0060) | — | (0.0060) |
| Fiscal year ended 12–31–2008 | 1.0000 | 0.0215 | 0.0001 | 0.0216 | (0.0215) | (0.0001) | (0.0216) |
| Fiscal year ended 12–31–2007 | 1.0000 | 0.0451 | 0.0000 | 0.0451 | (0.0451) | — | (0.0451) |
| Fiscal year ended 12–31–2006 | 1.0000 | 0.0424 | 0.0000 | 0.0424 | (0.0424) | — | (0.0424) |
| Fiscal year ended 12–31–2005 | 1.0000 | 0.0247 | 0.0000 | 0.0247 | (0.0247) | — | (0.0247) |
| Fiscal year ended 12–31–2004 | 1.0000 | 0.0070 | 0.0000 | 0.0070 | (0.0070) | — | (0.0070) |

(1)Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(2)Annualized.

(3)For the period from April 28, 2005 (commencement of operations of the Portfolio) through December 31, 2005.

| | Net Asset Value, End of Period | Total Return | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1] | Ratio of Net Investment Income (Loss) toAverage Net Assets Excluding Expense Waiver[1] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **High Income** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | $2.7992 | 24.21% | $188 | 0.93%[2] | 9.88%[2] | 0.98%[2] | 9.83%[2] | 32% |
| Fiscal year ended 12–31–2008 | 2.4841 | –21.82 | 147 | 0.91 | 8.72 | 0.96 | 8.67 | 37 |
| Fiscal year ended 12–31–2007 | 3.2031 | 3.86 | 214 | 0.90 | 7.90 | 0.95 | 7.85 | 74 |
| Fiscal year ended 12–31–2006 | 3.3398 | 10.27 | 204 | 0.94 | 7.48 | 0.95 | 7.47 | 71 |
| Fiscal year ended 12–31–2005 | 3.2521 | 2.55 | 186 | 0.95 | 7.35 | — | — | 54 |
| Fiscal year ended 12–31–2004 | 3.4276 | 9.86 | 190 | 0.96 | 7.13 | — | — | 83 |
| **International Growth** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 6.2332 | 5.58 | 171 | 1.20[2] | 3.06[2] | 1.23[2] | 3.03[2] | 29 |
| Fiscal year ended 12–31–2008 | 6.0050 | –42.15 | 159 | 1.18 | 1.27 | 1.21 | 1.24 | 96 |
| Fiscal year ended 12–31–2007 | 10.7486 | 21.29 | 283 | 1.17 | 0.63 | 1.20 | 0.60 | 95 |
| Fiscal year ended 12–31–2006 | 9.1353 | 20.99 | 245 | 1.20 | 0.81 | 1.21 | 0.80 | 96 |
| Fiscal year ended 12–31–2005 | 7.5943 | 16.47 | 206 | 1.21 | 0.67 | — | — | 86 |
| Fiscal year ended 12–31–2004 | 6.6534 | 14.00 | 187 | 1.20 | 0.59 | — | — | 81 |
| **International Value** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 12.4286 | 10.68 | 424 | 1.21[2] | 2.92[2] | — | — | 87 |
| Fiscal year ended 12–31–2008 | 12.4613 | –42.26 | 379 | 1.18 | 3.07 | — | — | 20 |
| Fiscal year ended 12–31–2007 | 22.3935 | 9.88 | 636 | 1.18 | 1.81 | — | — | 23 |
| Fiscal year ended 12–31–2006 | 22.7794 | 29.61 | 589 | 1.18 | 2.13 | — | — | 29 |
| Fiscal year ended 12–31–2005 | 19.1711 | 11.16 | 463 | 1.19 | 1.63 | — | — | 23 |
| Fiscal year ended 12–31–2004 | 19.1681 | 22.68 | 401 | 1.19 | 1.65 | — | — | 31 |
| **Micro Cap Growth** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 13.2439 | 19.18 | 32 | 1.43[2] | –1.31[2] | — | — | 29 |
| Fiscal year ended 12–31–2008 | 11.1122 | –48.04 | 28 | 1.36 | –1.23 | — | — | 60 |
| Fiscal year ended 12–31–2007 | 21.3838 | 6.49 | 60 | 1.32 | –1.18 | — | — | 57 |
| Fiscal year ended 12–31–2006 | 20.0796 | 12.26 | 60 | 1.32 | –1.06 | — | — | 60 |
| Fiscal year ended 12–31–2005 | 17.8866 | 20.87 | 53 | 1.35 | –1.15 | — | — | 54 |
| Fiscal year ended 12–31–2004 | 14.7992 | 10.05 | 41 | 1.35 | –1.26 | — | — | 65 |
| **Mid Cap Growth** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 5.2714 | 17.00 | 66 | 1.24[2] | 0.08[2] | 1.26[2] | 0.06[2] | 19 |
| Fiscal year ended 12–31–2008 | 4.5056 | –36.23 | 49 | 1.23 | –0.06 | 1.24 | –0.07 | 46 |
| Fiscal year ended 12–31–2007 | 7.2091 | 12.62 | 57 | 1.21 | 0.06 | 1.24 | 0.03 | 31 |
| Fiscal year ended 12–31–2006 | 6.5601 | 8.56 | 37 | 0.97 | 0.45 | 1.31 | 0.11 | 23 |
| Fiscal year ended 12–31–2005[3] | 6.0653 | 21.31 | 13 | 0.69[2] | 0.33[2] | 1.54[2] | –0.51[2] | 11 |
| **Money Market** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 1.0000 | 0.60 | 219 | 0.51[2] | 1.21[2] | — | — | N/A |
| Fiscal year ended 12–31–2008 | 1.0000 | 2.18 | 201 | 0.75 | 2.01 | — | — | N/A |
| Fiscal year ended 12–31–2007 | 1.0000 | 4.60 | 89 | 0.76 | 4.51 | — | — | N/A |
| Fiscal year ended 12–31–2006 | 1.0000 | 4.32 | 70 | 0.77 | 4.29 | — | — | N/A |
| Fiscal year ended 12–31–2005 | 1.0000 | 2.50 | 52 | 0.79 | 2.46 | — | — | N/A |
| Fiscal year ended 12–31–2004 | 1.0000 | 0.70 | 55 | 0.76 | 0.69 | — | — | N/A |

See Accompanying Notes to Financial Statements.

# FINANCIAL HIGHLIGHTS
## Ivy Funds VIP

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Mortgage Securities** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | $4.3871 | $0.1118 | $0.0245 | $0.1363 | $(0.2456) | $ — | $(0.2456) |
| Fiscal year ended 12–31–2008 | 4.9813 | 0.2287 | (0.7740) | (0.5453) | (0.0489) | — | (0.0489) |
| Fiscal year ended 12–31–2007 | 4.9818 | 0.2127 | (0.0444) | 0.1683 | (0.1688) | — | (0.1688) |
| Fiscal year ended 12–31–2006 | 4.9801 | 0.2373 | 0.0010 | 0.2383 | (0.2366) | — | (0.2366) |
| Fiscal year ended 12–31–2005 | 5.0791 | 0.2010 | (0.0990) | 0.1020 | (0.2010) | — | (0.2010) |
| Fiscal year ended 12–31–2004[3] | 5.0000 | 0.1009 | 0.1476 | 0.2485 | (0.1009) | (0.0685) | (0.1694) |
| **Real Estate Securities** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 4.3040 | 0.0866 | (0.6270) | (0.5404) | (0.1261) | — | (0.1261) |
| Fiscal year ended 12–31–2008 | 6.9867 | 0.1143 | (2.6453) | (2.5310) | (0.0390) | (0.1127) | (0.1517) |
| Fiscal year ended 12–31–2007 | 8.7770 | 0.0938 | (1.5033) | (1.4095) | (0.0473) | (0.3335) | (0.3808) |
| Fiscal year ended 12–31–2006 | 6.9610 | 0.0367 | 2.0572 | 2.0939 | (0.0607) | (0.2172) | (0.2779) |
| Fiscal year ended 12–31–2005 | 6.5176 | 0.0779 | 0.6278 | 0.7057 | (0.0954) | (0.1669) | (0.2623) |
| Fiscal year ended 12–31–2004[3] | 5.0000 | 0.0396 | 1.5935 | 1.6331 | (0.0349) | (0.0806) | (0.1155) |
| **Science and Technology** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 11.4251 | 0.0151 | 1.8487 | 1.8638 | — | (0.8661) | (0.8661) |
| Fiscal year ended 12–31–2008 | 17.9777 | (0.0336) | (6.0778) | (6.1114) | — | (0.4412) | (0.4412) |
| Fiscal year ended 12–31–2007 | 17.7170 | (0.0712) | 4.3892 | 4.3180 | — | (4.0573) | (4.0573) |
| Fiscal year ended 12–31–2006 | 16.8844 | (0.1178) | 1.4468 | 1.3290 | — | (0.4964) | (0.4964) |
| Fiscal year ended 12–31–2005 | 14.4014 | (0.1145) | 2.5975 | 2.4830 | — | — | — |
| Fiscal year ended 12–31–2004 | 12.3883 | (0.0751) | 2.0882 | 2.0131 | — | — | — |
| **Small Cap Growth** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 6.0933 | (0.0241) | 0.9565 | 0.9324 | (0.0286) | — | (0.0286) |
| Fiscal year ended 12–31–2008 | 10.2422 | 0.0270 | (4.0469) | (4.0199) | — | (0.1290) | (0.1290) |
| Fiscal year ended 12–31–2007 | 9.9749 | (0.0641) | 1.4127 | 1.3486 | — | (1.0813) | (1.0813) |
| Fiscal year ended 12–31–2006 | 10.4866 | (0.0584) | 0.5883 | 0.5299 | — | (1.0416) | (1.0416) |
| Fiscal year ended 12–31–2005 | 9.6810 | (0.0647) | 1.3116 | 1.2469 | — | (0.4413) | (0.4413) |
| Fiscal year ended 12–31–2004 | 8.4703 | (0.0741) | 1.2848 | 1.2107 | — | — | — |
| **Small Cap Value** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 10.2867 | 0.0045 | 0.4456 | 0.4501 | — | — | — |
| Fiscal year ended 12–31–2008 | 14.3219 | (0.0168) | (3.7428) | (3.7596) | (0.0257) | (0.2499) | (0.2756) |
| Fiscal year ended 12–31–2007 | 15.6884 | 0.0251 | (0.6721) | (0.6470) | (0.0008) | (0.7187) | (0.7195) |
| Fiscal year ended 12–31–2006 | 14.5826 | 0.0226 | 2.4333 | 2.4559 | (0.0232) | (1.3269) | (1.3501) |
| Fiscal year ended 12–31–2005 | 16.6329 | 0.0012 | 0.6886 | 0.6898 | — | (2.7401) | (2.7401) |
| Fiscal year ended 12–31–2004 | 15.2013 | (0.0569) | 2.3402 | 2.2833 | — | (0.8517) | (0.8517) |
| **Value** | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 4.1537 | 0.0384 | 0.0274 | 0.0658 | (0.0897) | — | (0.0897) |
| Fiscal year ended 12–31–2008 | 6.3640 | 0.0826 | (2.2367) | (2.1541) | (0.0136) | (0.0426) | (0.0562) |
| Fiscal year ended 12–31–2007 | 6.7426 | 0.0802 | 0.0480 | 0.1282 | (0.0680) | (0.4388) | (0.5068) |
| Fiscal year ended 12–31–2006 | 6.0701 | 0.0747 | 0.9499 | 1.0246 | (0.0740) | (0.2781) | (0.3521) |
| Fiscal year ended 12–31–2005 | 6.2226 | 0.0918 | 0.1831 | 0.2749 | (0.0916) | (0.3358) | (0.4274) |
| Fiscal year ended 12–31–2004 | 5.4790 | 0.0619 | 0.7437 | 0.8056 | (0.0620) | — | (0.0620) |

(1) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(2) Annualized.

(3) For the period from May 27, 2004 (commencement of operations of the Portfolio) through December 31, 2004.

| | Net Asset Value, End of Period | Total Return | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Mortgage Securities** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | $4.2778 | 3.16% | $ 26 | 1.12%[2] | 4.25%[2] | —% | —% | 175% |
| Fiscal year ended 12–31–2008 | 4.3871 | −10.95 | 27 | 0.99 | 4.21 | — | — | 288 |
| Fiscal year ended 12–31–2007 | 4.9813 | 3.40 | 34 | 0.96 | 4.73 | — | — | 138 |
| Fiscal year ended 12–31–2006 | 4.9818 | 4.77 | 30 | 0.97 | 4.76 | — | — | 158 |
| Fiscal year ended 12–31–2005 | 4.9801 | 2.00 | 28 | 1.00 | 4.21 | — | — | 202 |
| Fiscal year ended 12–31–2004[3] | 5.0791 | 4.97 | 21 | 0.71[2] | 4.02[2] | 0.97[2] | 3.76[2] | 184 |
| **Real Estate Securities** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 3.6375 | −12.48 | 25 | 1.50[2] | 4.93[2] | — | — | 25 |
| Fiscal year ended 12–31–2008 | 4.3040 | −36.04 | 29 | 1.31 | 1.73 | — | — | 45 |
| Fiscal year ended 12–31–2007 | 6.9867 | −16.07 | 48 | 1.30 | 1.08 | — | — | 50 |
| Fiscal year ended 12–31–2006 | 8.7770 | 30.08 | 60 | 1.31 | 1.03 | — | — | 32 |
| Fiscal year ended 12–31–2005 | 6.9610 | 10.83 | 33 | 1.38 | 1.26 | — | — | 48 |
| Fiscal year ended 12–31–2004[3] | 6.5176 | 32.66 | 19 | 1.21[2] | 2.14[2] | 1.55[2] | 1.80[2] | 53 |
| **Science and Technology** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 12.4228 | 16.82 | 257 | 1.18[2] | 0.27[2] | 1.20[2] | 0.25[2] | 19 |
| Fiscal year ended 12–31–2008 | 11.4251 | −33.89 | 226 | 1.16 | −0.21 | 1.18 | −0.23 | 62 |
| Fiscal year ended 12–31–2007 | 17.9777 | 24.37 | 396 | 1.15 | −0.42 | 1.17 | −0.44 | 73 |
| Fiscal year ended 12–31–2006 | 17.7170 | 7.87 | 352 | 1.17 | −0.65 | 1.18 | −0.66 | 71 |
| Fiscal year ended 12–31–2005 | 16.8844 | 17.25 | 361 | 1.17 | −0.74 | — | — | 104 |
| Fiscal year ended 12–31–2004 | 14.4014 | 16.25 | 322 | 1.17 | −0.59 | — | — | 107 |
| **Small Cap Growth** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 6.9971 | 15.34 | 317 | 1.16[2] | −0.83[2] | 1.18[2] | −0.85[2] | 33 |
| Fiscal year ended 12–31–2008 | 6.0933 | −39.18 | 290 | 1.14 | 0.32 | 1.16 | 0.30 | 82 |
| Fiscal year ended 12–31–2007 | 10.2422 | 13.52 | 544 | 1.14 | −0.61 | 1.16 | −0.63 | 101 |
| Fiscal year ended 12–31–2006 | 9.9749 | 5.05 | 555 | 1.15 | −0.55 | 1.16 | −0.56 | 94 |
| Fiscal year ended 12–31–2005 | 10.4866 | 12.88 | 606 | 1.16 | −0.63 | — | — | 71 |
| Fiscal year ended 12–31–2004 | 9.6810 | 14.29 | 589 | 1.17 | −0.82 | — | — | 96 |
| **Small Cap Value** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 10.7368 | 4.38 | 159 | 1.21[2] | 0.09[2] | — | — | 50 |
| Fiscal year ended 12–31–2008 | 10.2867 | −26.13 | 150 | 1.18 | −0.14 | — | — | 110 |
| Fiscal year ended 12–31–2007 | 14.3219 | −4.13 | 205 | 1.18 | 0.17 | — | — | 122 |
| Fiscal year ended 12–31–2006 | 15.6884 | 16.84 | 199 | 1.18 | 0.15 | — | — | 131 |
| Fiscal year ended 12–31–2005 | 14.5826 | 4.15 | 160 | 1.20 | 0.01 | — | — | 166 |
| Fiscal year ended 12–31–2004 | 16.6329 | 15.02 | 132 | 1.23 | −0.43 | — | — | 32 |
| **Value** | | | | | | | | |
| Six-month period ended 6–30–2009 (unaudited) | 4.1298 | 1.66 | 231 | 1.04[2] | 1.95[2] | 1.05[2] | 1.94[2] | 44 |
| Fiscal year ended 12–31–2008 | 4.1537 | −33.81 | 231 | 1.01 | 1.52 | 1.02 | 1.51 | 48 |
| Fiscal year ended 12–31–2007 | 6.3640 | 1.90 | 364 | 1.01 | 1.12 | 1.02 | 1.11 | 51 |
| Fiscal year ended 12–31–2006 | 6.7426 | 16.88 | 374 | 1.01 | 1.12 | 1.02 | 1.11 | 73 |
| Fiscal year ended 12–31–2005 | 6.0701 | 4.42 | 353 | 1.02 | 1.42 | — | — | 40 |
| Fiscal year ended 12–31–2004 | 6.2226 | 14.70 | 340 | 1.03 | 1.13 | — | — | 78 |

See Accompanying Notes to Financial Statements.

Ivy Funds VIP *(amounts in thousands)* JUNE 30, 2009 (UNAUDITED)

## 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

On April 30, 2009, the 25 series of Ivy Funds Variable Insurance Portfolios, Inc., a Maryland corporation, were reorganized as a corresponding series of Ivy Funds Variable Insurance Portfolios, a Delaware statutory trust (the Trust), pursuant to a Plan of Reorganization and Termination that was approved by shareholders. The Reorganization was accomplished through a tax-free exchange of shares, which had no impact on net assets, operations and number of shares outstanding. The Trust is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. Capital stock is divided into twenty-five classes (each a Portfolio). The assets belonging to each Portfolio, except the Pathfinder Portfolios, are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the prospectus and Statement of Additional Information. The Trust's investment adviser is Waddell & Reed Investment Management Company (WRIMCO).

The following is a summary of significant accounting policies consistently followed by each Portfolio.

**Securities Valuation.** Each Portfolio calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices. Security prices are based on quotes that are obtained from an independent pricing service approved by the Board of Trustees.

To determine values of fixed-income securities, the independent pricing service takes into consideration such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities which cannot be valued by the independent pricing service are valued using valuations obtained from dealers that make markets in the securities.

Gold bullion is valued at the last traded price reported by a pricing service prior to the close of the NYSE.

Options and swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at either the mean between the last bid and asked price or using a valuation obtained from a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, are valued at the net asset value reported at the close of each business day.

Forward foreign currency contracts are valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service.

Senior loans are valued using a composite price from more than one broker or dealer as obtained from an independent pricing service.

Short-term securities are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the U.S. markets, events may occur between the close of the foreign market and the close of the U.S. markets that could have a material impact on the valuation of foreign securities. The Portfolios, under the supervision of the Board of Trustees, evaluate the impact of these events each day and may adjust the valuation of foreign securities to reflect the fair value as of the close of the U.S. markets. In addition, all securities for which market values are not readily available or deemed unreliable are appraised at fair value as determined in good faith under the direction of the Board of Trustees. As of June 30, 2009, the following Portfolios had aggregate investments valued at fair value (unrealized appreciation (depreciation) for futures contracts) as shown:

| Fund Name | Total Amount of Fair Valued Securities | Percent of Net Assets |
|---|---|---|
| Balanced | $ 1 | 0.00% |
| Global Natural Resources | 592 | 0.47% |

**Security Transactions and Related Investment Income.** Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized securities gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. Premium and discount on the purchase or bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Interest income is recorded on the accrual basis. Gains and losses on paydowns on asset- and mortgage-backed securities are recorded as components of interest income.

**Securities on a When-Issued or Delayed Delivery Basis.** Each Portfolio may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by the Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in

value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of the Portfolio's net asset value to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield it considers advantageous. The Portfolio maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued basis prior to settlement of the original purchase.

As of June 30, 2009, no Portfolio had purchased securities issued on a when-issued or delayed delivery basis.

**Mortgage Dollar Roll Transactions.** Certain Portfolios enter into dollar roll transactions on securities issued or to be issued by the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation, in which the Portfolio sells mortgage securities and simultaneously agrees to repurchase similar (same type, coupon and maturity) securities at a later date at an agreed upon price. During the period between the sale and repurchase, the Portfolio forgoes principal and interest paid on the mortgage securities sold. The Portfolio is compensated from negotiated fees paid by brokers offered as an inducement to the Portfolio to "roll over" their purchase commitments. These fees, if any, are recognized over the roll period and are included in Interest and amortization in the Statement of Operations. During the fiscal period ended June 30, 2009, Mortgage Securities engaged in this type of transaction.

**Interest Only Obligations.** These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

**Credit Risk.** Asset Strategy and High Income may invest in high-yield, non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default, and are not obligated to dispose of securities whose issuers subsequently default. As of June 30, 2009, Asset Strategy did not hold any securities that were in default. As of June 30, 2009, securities with an aggregate market value of $1,380, representing 0.74% of High Income's net assets, were in default.

**Foreign Currency Translation.** Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading, primarily using an independent pricing service authorized by the Board of Trustees.

**Repurchase Agreements.** Each Portfolio may purchase securities subject to repurchase agreements, which are instruments under which the Portfolio purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

**Investments with Off-Balance Sheet Risk.** Each Portfolio, other than Money Market and the Pathfinder Portfolios, may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

**Income Taxes.** It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of June 30, 2009, management believes that under this standard no liability for unrecognized tax positions is required. The Portfolios are subject to examination by U.S. federal and state authorities for returns filed for years after 2004.

**Dividends and Distributions to Shareholders.** Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

**Custodian Fees.** "Custodian fees" in the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio, at a rate equal to the Federal Funds Rate plus 0.50%. The "Earnings credit" line item, if applicable, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

**Trustees' Fees.** Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of each Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations.

**Indemnifications.** The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

**Treasury's Temporary Guarantee Program.** On October 3, 2008, the Board of Trustees of the Trust approved the participation by Money Market in the U.S. Department of the Treasury's Temporary Guarantee Program for Money Market Funds through December 18, 2008 (the Program). Participation in the Program required a payment to the Treasury Department of 0.01% based on the net asset value of Money Market as of September 19, 2008. On November 24, 2008, the Treasury Department announced its decision to extend the Program for the period from December 19, 2008 through April 30, 2009; on March 31, 2009, the Program was further extended to September 18, 2009 (the Extended Program). The Board of Trustees of the Trust unanimously approved the continued participation of Money Market in the Extended Program. Participation in the Extended Program required a payment to the Treasury Department of 0.015% of the net asset value of Money Market as of September 19, 2008. The above expenses have been borne by Money Market without regard to any contractual or voluntary expense limitation currently in effect for the Portfolio.

**Concentration of Risk.** Certain Portfolios may have a significant investment in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

**Other.** The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Management has performed a review for subsequent events through August 28, 2009, the date this report was issued.

## 2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

**Management Fees.** WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Trust's investment adviser. WRIMCO provides advice and supervises investments, for which services it is paid a fee. Until September 30, 2006, the fee was payable by each Portfolio, except for Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (collectively, the Pathfinder Portfolios) at the following annual rates:

| Portfolio | Net Asset Breakpoints | Annual Rate |
|---|---|---|
| Asset Strategy | Up to $1 Billion | 0.700% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| Balanced | Up to $1 Billion | 0.700% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| Bond | Up to $500 Million | 0.525% |
| | Over $500 Million up to $1 Billion | 0.500% |
| | Over $1 Billion up to $1.5 Billion | 0.450% |
| | Over $1.5 Billion | 0.400% |

| Portfolio (Continued) | Net Asset Breakpoints | Annual Rate |
|---|---|---|
| Core Equity | Up to $1 Billion | 0.700% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| Dividend Opportunities | Up to $1 Billion | 0.700% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| Energy | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Global Natural Resources | Up to $500 Million | 1.000% |
| | Over $500 Million up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Growth | Up to $1 Billion | 0.700% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| High Income | Up to $500 Million | 0.625% |
| | Over $500 Million up to $1 Billion | 0.600% |
| | Over $1 Billion up to $1.5 Billion | 0.550% |
| | Over $1.5 Billion | 0.500% |
| International Growth | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| International Value | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Micro Cap Growth | Up to $1 Billion | 0.950% |
| | Over $1 Billion up to $2 Billion | 0.930% |
| | Over $2 Billion up to $3 Billion | 0.900% |
| | Over $3 Billion | 0.860% |
| Mid Cap Growth | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Money Market | All Net Assets | 0.400% |
| Mortgage Securities | Up to $500 Million | 0.500% |
| | Over $500 Million up to $1 Billion | 0.450% |
| | Over $1 Billion up to $1.5 Billion | 0.400% |
| | Over $1.5 Billion | 0.350% |
| Real Estate Securities | Up to $1 Billion | 0.900% |
| | Over $1 Billion up to $2 Billion | 0.870% |
| | Over $2 Billion up to $3 Billion | 0.840% |
| | Over $3 Billion | 0.800% |
| Science and Technology | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Small Cap Growth | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Small Cap Value | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |

| Portfolio (Continued) | Net Asset Breakpoints | Annual Rate |
|---|---|---|
| Value | Up to $1 Billion | 0.700% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 13), the fee is payable by each Portfolio, except the Pathfinder Portfolios, at the following annual rates:

| Portfolio | Net Asset Breakpoints | Annual Rate |
|---|---|---|
| Asset Strategy | Up to $1 Billion | 0.690% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| Balanced | Up to $1 Billion | 0.700% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| Bond | Up to $500 Million | 0.485% |
| | Over $500 Million up to $1 Billion | 0.500% |
| | Over $1 Billion up to $1.5 Billion | 0.450% |
| | Over $1.5 Billion | 0.400% |
| Core Equity | Up to $1 Billion | 0.650% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| Dividend Opportunities | Up to $1 Billion | 0.700% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| Energy | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Global Natural Resources | Up to $500 Million | 1.000% |
| | Over $500 Million up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Growth | Up to $1 Billion | 0.670% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| High Income | Up to $500 Million | 0.575% |
| | Over $500 Million up to $1 Billion | 0.600% |
| | Over $1 Billion up to $1.5 Billion | 0.550% |
| | Over $1.5 Billion | 0.500% |
| International Growth | Up to $1 Billion | 0.820% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| International Value | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Micro Cap Growth | Up to $1 Billion | 0.950% |
| | Over $1 Billion up to $2 Billion | 0.930% |
| | Over $2 Billion up to $3 Billion | 0.900% |
| | Over $3 Billion | 0.860% |
| Mid Cap Growth | Up to $1 Billion | 0.830% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |

| Portfolio (Continued) | Net Asset Breakpoints | Annual Rate |
|---|---|---|
| Money Market | All Net Assets | 0.400% |
| Mortgage Securities | Up to $500 Million | 0.500% |
| | Over $500 Million up to $1 Billion | 0.450% |
| | Over $1 Billion up to $1.5 Billion | 0.400% |
| | Over $1.5 Billion | 0.350% |
| Real Estate Securities | Up to $1 Billion | 0.900% |
| | Over $1 Billion up to $2 Billion | 0.870% |
| | Over $2 Billion up to $3 Billion | 0.840% |
| | Over $3 Billion | 0.800% |
| Science and Technology | Up to $1 Billion | 0.830% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Small Cap Growth | Up to $1 Billion | 0.830% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Small Cap Value | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Value | Up to $1 Billion | 0.690% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |

Effective August 6, 2007, the fee is contractually payable by Bond as follows:

| Bond | Up to $1 Billion | 0.475% |
|---|---|---|
| | Over $1 Billion up to $1.5 Billion | 0.450% |
| | Over $1.5 Billion | 0.400% |

The management fee for each Portfolio as described above is accrued and paid daily.

The Pathfinder Portfolios pay no management fees; however, WRIMCO receives management fees from the underlying funds.

WRIMCO has agreed to waive a Portfolio's investment management fee on any Portfolio, except the Pathfinder Portfolios, that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to its right to change or modify this waiver.

WRIMCO has entered into Subadvisory Agreements with the following entities on behalf of certain Portfolios.

Under agreements between WRIMCO and the named entities, the following serve as sub-advisors to certain Portfolios: Mackenzie Financial Corporation serves as subadvisor to Global Natural Resources. Wall Street Associates serves as subadvisor to Micro Cap Growth. Advantus Capital Management, Inc. serves as subadvisor to Mortgage Securities and Real Estate Securities. Each subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of WRIMCO and the Board of Trustees. WRIMCO pays all costs associated with retaining the subadvisors. From August 20, 2003 to May 26, 2009, Templeton Investment Counsel, LLC served as subadvisor to International Value. Effective May 27, 2009, WRIMCO serves as investment advisor to International Value.

**Accounting Services Fees.** The Trust has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), an affiliate of W&R. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio (excluding Pathfinder Portfolios) pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

| Accounting Services Fee | | | | |
|---|---|---|---|---|
| Average Net Asset Level (in millions) | | | | Annual Fee Rate for Each Level |
| From $ | 0 | to $ | 10 | $ 0 |
| From $ | 10 | to $ | 25 | $ 11.5 |
| From $ | 25 | to $ | 50 | $ 23.1 |
| From $ | 50 | to $ | 100 | $ 35.5 |
| From $ | 100 | to $ | 200 | $ 48.4 |
| From $ | 200 | to $ | 350 | $ 63.2 |
| From $ | 350 | to $ | 550 | $ 82.5 |
| From $ | 550 | to $ | 750 | $ 96.3 |
| From $ | 750 | to $ | 1,000 | $ 121.6 |
| From $1,000 and Over | | | | $ 148.5 |

Under the Accounting Services Agreement, each Pathfinder Portfolio pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table.

### Accounting Services Fee

| Average Net Asset Level (in millions) | | | | Annual Fee Rate for Each Level |
|---|---|---|---|---|
| From | $ 0 | to | $ 10 | $ 0 |
| From | $ 10 | to | $ 25 | $ 5.75 |
| From | $ 25 | to | $ 50 | $ 11.55 |
| From | $ 50 | to | $ 100 | $ 17.75 |
| From | $ 100 | to | $ 200 | $ 24.20 |
| From | $ 200 | to | $ 350 | $ 31.60 |
| From | $ 350 | to | $ 550 | $ 41.25 |
| From | $ 550 | to | $ 750 | $ 48.15 |
| From | $ 750 | to | $ 1,000 | $ 60.80 |
| From | $1,000 and Over | | | $ 74.25 |

**Administrative Fee.** Each Portfolio also pays WRSCO a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WRSCO until a Portfolio's net assets are at least $10 million.

**Transfer Agency.** Under the Transfer Agency Agreement between the Trust and WRSCO, each Portfolio reimburses WRSCO for certain out-of-pocket costs.

**Service Plan.** Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio, except Money Market, may pay a service fee to W&R in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

**Expense Reimbursements and/or Waivers.** During the fiscal period ended June 30, 2009, the following amounts were waived as a result of the reduced management fees related to the NYAG settlement (discussed in Note 13):

| | |
|---|---|
| Asset Strategy | $ 36 |
| Bond | 86 |
| Core Equity | 90 |
| Growth | 109 |
| High Income | 41 |
| International Growth | 23 |
| Mid Cap Growth | 5 |
| Science and Technology | 23 |
| Small Cap Growth | 28 |
| Value | 11 |

During the fiscal period ended June 30, 2009, the following amounts were waived as a result of the reduced management fees related to the voluntary waiver of management fee to any Portfolio, excluding Pathfinder Portfolios, having less than $25 million in net assets:

| | |
|---|---|
| Energy | $71 |

## 3. INVESTMENT VALUATIONS

In accordance with Accounting Standards Codification (ASC) Section 820-10 (formerly Financial Accounting Standard 157), fair value is defined as the price that each Portfolio would receive upon selling an asset or paying to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 also establishes a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including each Portfolio's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Portfolio's investments by the above ASC 820-10 fair value hierarchy levels as of June 30, 2009:

| Portfolio | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Pathfinder Aggressive** | | | |
| **Investments in Securities** | | | |
| Affiliated Mutual Funds | $ 49,039 | $ — | $ — |
| Short-Term Securities | — | 92 | — |
| | 49,039 | 92 | — |
| Other Financial Instruments+ | — | — | — |
| Total | $ 49,039 | $ 92 | $ — |
| | | | |
| **Pathfinder Conservative** | | | |
| **Investments in Securities** | | | |
| Affiliated Mutual Funds | $ 31,997 | $ — | $ — |
| Short-Term Securities | — | 121 | — |
| | 31,997 | 121 | — |
| Other Financial Instruments+ | — | — | — |
| Total | $ 31,997 | $ 121 | $ — |

+Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures, forward foreign currency contracts and swap contracts.

| Portfolio (Continued) | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Pathfinder Moderate** | | | |
| **Investments in Securities** | | | |
| Affiliated Mutual Funds........ | $161,245 | $ — | $ — |
| Short-Term Securities......... | — | 1,545 | — |
| | 161,245 | 1,545 | — |
| Other Financial Instruments+ .. | — | — | — |
| Total .................. | $161,245 | $ 1,545 | $ — |
| | | | |
| **Pathfinder Moderately Aggressive** | | | |
| **Investments in Securities** | | | |
| Affiliated Mutual Funds........ | $202,557 | $ — | $ — |
| Short-Term Securities......... | — | 553 | — |
| | 202,557 | 553 | — |
| Other Financial Instruments+ .. | — | — | — |
| Total .................. | $202,557 | $ 553 | $ — |
| | | | |
| **Pathfinder Moderately Conservative** | | | |
| **Investments in Securities** | | | |
| Affiliated Mutual Funds........ | $ 68,551 | $ — | $ — |
| Short-Term Securities......... | — | 312 | — |
| | 68,551 | 312 | — |
| Other Financial Instruments+ .. | — | — | — |
| Total .................. | $ 68,551 | $ 312 | $ — |
| | | | |
| **Asset Strategy** | | | |
| **Investments in Securities** | | | |
| Common Stocks............. | $528,451 | $ 5,533 | $ — |
| Investment Funds............ | — | — | 1,122 |
| Corporate Debt Securities...... | — | 41,625 | — |
| Municipal Bonds............. | — | 6,241 | — |
| Put Options ................ | — | — | 12,543 |
| Senior Loans ............... | — | 1,309 | — |
| United States Government Agency Obligations......... | — | 10,911 | — |
| Bullion ................... | 131,057 | — | — |
| Short-Term Securities ......... | — | 65,789 | — |
| | 659,508 | 131,408 | 13,665 |
| Other Financial Instruments+ .. | — | (414) | — |
| Total ................. | $659,508 | $130,994 | $13,665 |
| | | | |
| **Balanced** | | | |
| **Investments in Securities** | | | |
| Common Stocks............. | $234,065 | $ — | $ — |
| Corporate Debt Securities...... | — | 40,588 | 1 |
| United States Government Agency Obligations......... | — | 12,450 | — |
| United States Government Obligations............... | — | 58,784 | — |
| Short-Term Securities ......... | — | 393 | — |
| | 234,065 | 112,215 | 1 |
| Other Financial Instruments+ .. | — | — | — |
| Total .................. | $234,065 | $112,215 | $ 1 |

| Portfolio (Continued) | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Bond** | | | |
| **Investments in Securities** | | | |
| Corporate Debt Securities....... | $ — | $181,181 | $ 502 |
| Municipal Bonds ............. | — | 1,321 | — |
| Other Government Securities .... | — | 3,234 | — |
| United States Government Agency Obligations......... | — | 124,769 | 7,843 |
| United States Government Obligations ............... | — | 32,928 | — |
| Short-Term Securities.......... | — | 16,778 | — |
| | — | 360,211 | 8,345 |
| Other Financial Instruments+ ... | — | — | — |
| Total ................... | $ — | $360,211 | $ 8,345 |
| | | | |
| **Core Equity** | | | |
| **Investments in Securities** | | | |
| Common Stocks.............. | $366,303 | $ — | $ — |
| Short-Term Securities.......... | — | 7,263 | — |
| | 366,303 | 7,263 | — |
| Other Financial Instruments+ ... | — | — | — |
| Total ................... | $366,303 | $ 7,263 | $ — |
| | | | |
| **Dividend Opportunities** | | | |
| **Investments in Securities** | | | |
| Common Stocks.............. | $141,601 | $ — | $ — |
| Short-Term Securities.......... | — | 18,152 | — |
| | 141,601 | 18,152 | — |
| Other Financial Instruments+ ... | — | — | — |
| Total ................... | $141,601 | $ 18,152 | $ — |
| | | | |
| **Energy** | | | |
| **Investments in Securities** | | | |
| Common Stocks.............. | $ 22,627 | $ — | $ — |
| Short-Term Securities.......... | — | 2,457 | — |
| | 22,627 | 2,457 | — |
| Other Financial Instruments+ ... | — | — | — |
| Total ................... | $ 22,627 | $ 2,457 | $ — |
| | | | |
| **Global Natural Resources** | | | |
| **Investments in Securities** | | | |
| Common Stocks and Rights ..... | $106,686 | $ 893 | $ 168 |
| Preferred Stocks.............. | 4,578 | — | 348 |
| Call Options................. | 3,892 | — | — |
| Corporate Debt Securities....... | — | 498 | 76 |
| Short-Term Securities.......... | — | 7,191 | — |
| | 115,156 | 8,582 | 592 |
| Other Financial Instruments+ ... | 134 | (40) | — |
| Total ................... | $115,290 | $ 8,542 | $ 592 |
| | | | |
| **Growth** | | | |
| **Investments in Securities** | | | |
| Common Stocks.............. | $766,123 | $ — | $ — |
| Short-Term Securities.......... | — | 14,804 | — |
| | 766,123 | 14,804 | — |
| Other Financial Instruments+ ... | — | — | — |
| Total ................... | $766,123 | $ 14,804 | $ — |

+Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures, forward foreign currency contracts and swap contracts.

| Portfolio (Continued) | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **High Income** | | | |
| **Investments in Securities** | | | |
| Common Stocks . . . . . . . . . . . . . | $ 550 | $ — | $ — |
| Corporate Debt Securities . . . . . . | — | 168,499 | 693 |
| Senior Loans . . . . . . . . . . . . . . . | — | 10,029 | — |
| Short-Term Securities . . . . . . . . . | — | 6,222 | — |
| | 550 | 184,750 | 693 |
| Other Financial Instruments+ . . | — | — | — |
| Total . . . . . . . . . . . . . . . . . . . | $ 550 | $184,750 | $ 693 |
| | | | |
| **International Growth** | | | |
| **Investments in Securities** | | | |
| Common Stocks and Rights . . . . | $160,062 | $ 180 | $ — |
| Preferred Stocks . . . . . . . . . . . . . | 4,363 | — | — |
| Short-Term Securities . . . . . . . . . | — | 8,584 | — |
| | 164,425 | 8,764 | — |
| Other Financial Instruments+ . . | — | — | — |
| Total . . . . . . . . . . . . . . . . . . . | $164,425 | $ 8,764 | $ — |
| | | | |
| **International Value** | | | |
| **Investments in Securities** | | | |
| Common Stocks . . . . . . . . . . . . . | $396,885 | $ 16,277 | $ — |
| Preferred Stocks . . . . . . . . . . . . . | 5,380 | — | — |
| Short-Term Securities . . . . . . . . . | — | 7,777 | — |
| | 402,265 | 24,054 | — |
| Other Financial Instruments+ . . | — | — | — |
| Total . . . . . . . . . . . . . . . . . . . | $402,265 | $ 24,054 | $ — |
| | | | |
| **Micro Cap Growth** | | | |
| **Investments in Securities** | | | |
| Common Stocks . . . . . . . . . . . . . | $ 32,033 | $ — | $ — |
| Short-Term Securities . . . . . . . . . | — | 113 | — |
| | 32,033 | 113 | — |
| Other Financial Instruments+ . . | — | — | — |
| Total . . . . . . . . . . . . . . . . . . . | $ 32,033 | $ 113 | $ — |
| | | | |
| **Mid Cap Growth** | | | |
| **Investments in Securities** | | | |
| Common Stocks . . . . . . . . . . . . . | $ 59,004 | $ — | $ — |
| Call Options . . . . . . . . . . . . . . . . | — | — | 115 |
| Corporate Debt Securities . . . . . . | — | 106 | — |
| Short-Term Securities . . . . . . . . . | — | 7,150 | — |
| | 59,004 | 7,256 | 115 |
| Other Financial Instruments+ . . | — | — | (139) |
| Total . . . . . . . . . . . . . . . . . . . | $ 59,004 | $ 7,256 | $ (24) |
| | | | |
| **Money Market** | | | |
| **Investments in Securities** | | | |
| Corporate Obligations . . . . . . . . . | $ — | $186,563 | $ — |
| Municipal Obligations . . . . . . . . | — | 22,815 | — |
| United States Government Agency Obligations . . . . . . . . . | — | 7,961 | — |
| | — | 217,339 | — |
| Other Financial Instruments+ . . | — | — | — |
| Total . . . . . . . . . . . . . . . . . . . | $ — | $217,339 | $ — |

| Portfolio (Continued) | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Mortgage Securities** | | | |
| **Investments in Securities** | | | |
| Corporate Debt Securities . . . . . . . | $ — | $ 4,440 | $ 209 |
| United States Government Agency Obligations . . . . . . . . . . . . . . . | — | 18,337 | — |
| Short-Term Securities . . . . . . . . . . | — | 7,640 | — |
| | — | 30,417 | 209 |
| Other Financial Instruments+ . . . | (5) | — | — |
| Total . . . . . . . . . . . . . . . . . . . | $ (5) | $ 30,417 | $ 209 |
| | | | |
| **Real Estate Securities** | | | |
| **Investments in Securities** | | | |
| Common Stocks . . . . . . . . . . . . . | $ 23,396 | $ — | $ — |
| Investment Funds . . . . . . . . . . . . | 31 | — | — |
| Short-Term Securities . . . . . . . . . | — | 979 | — |
| | 23,427 | 979 | — |
| Other Financial Instruments+ . . . | — | — | — |
| Total . . . . . . . . . . . . . . . . . . . | $ 23,427 | $ 979 | $ — |
| | | | |
| **Science and Technology** | | | |
| **Investments in Securities** | | | |
| Common Stocks . . . . . . . . . . . . . | $211,825 | $ — | $ — |
| Corporate Debt Securities . . . . . . | — | 9,814 | — |
| Short-Term Securities . . . . . . . . . | — | 29,962 | — |
| | 211,825 | 39,776 | — |
| Other Financial Instruments+ . . . | — | — | — |
| Total . . . . . . . . . . . . . . . . . . . | $211,825 | $ 39,776 | $ — |
| | | | |
| **Small Cap Growth** | | | |
| **Investments in Securities** | | | |
| Common Stocks . . . . . . . . . . . . . | $283,729 | $ — | $ — |
| Short-Term Securities . . . . . . . . . | — | 34,059 | — |
| | 283,729 | 34,059 | — |
| Other Financial Instruments+ . . . | — | — | — |
| Total . . . . . . . . . . . . . . . . . . . | $283,729 | $ 34,059 | $ — |
| | | | |
| **Small Cap Value** | | | |
| **Investments in Securities** | | | |
| Common Stocks . . . . . . . . . . . . . | $147,285 | $ — | $ — |
| Short-Term Securities . . . . . . . . . | — | 13,962 | — |
| | 147,285 | 13,962 | — |
| Other Financial Instruments+ . . . | — | — | — |
| Total . . . . . . . . . . . . . . . . . . . | $147,285 | $ 13,962 | $ — |
| | | | |
| **Value** | | | |
| **Investments in Securities** | | | |
| Common Stocks . . . . . . . . . . . . . | $223,205 | $ — | $ — |
| Preferred Stocks . . . . . . . . . . . . . | — | 2,049 | — |
| Short-Term Securities . . . . . . . . . | — | 3,249 | — |
| | 223,205 | 5,298 | — |
| Other Financial Instruments+ . . . | (48) | — | (77) |
| Total . . . . . . . . . . . . . . . . . . . | $223,157 | $ 5,298 | $ (77) |

+Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures, forward foreign currency contracts and swap contracts.

The following tables are a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

| | Common Stocks | Preferred Stocks | Investment Funds | Corporate Debt Securities | Put Options | United States Government Agency Obligations |
|---|---|---|---|---|---|---|
| **Asset Strategy** | | | | | | |
| Beginning Balance 1-1-09 . . . . . . . . . . . . . . . . . . . . . | $ — | $ — | $ 969 | $ — | $ — | $ — |
| Net realized gain (loss) . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | — | — |
| Net unrealized appreciation (depreciation) . . . . . . . . . | — | — | (89) | — | (13,283) | — |
| Net purchases (sales) . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 242 | — | 25,826 | — |
| Transfers in and/or (out) of Level 3 during the period . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | — | — |
| Ending Balance 6-30-09 . . . . . . . . . . . . . . . . . . . . . . | $ — | $ — | $ 1,122 | $ — | $ 12,543 | $ — |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09 . . . . . . . . . . . . . . . . . . . . . | $ — | $ — | $ (89) | $ — | $ (13,283) | $ — |
| **Balanced** | | | | | | |
| Beginning Balance 1-1-09 . . . . . . . . . . . . . . . . . . . . . | $ — | $ — | $ — | $ 2 | $ — | $ — |
| Net realized gain (loss) . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | (80) | — | — |
| Net unrealized appreciation (depreciation) . . . . . . . . . | — | — | — | 118 | — | — |
| Net purchases (sales) . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | (39) | — | — |
| Transfers in and/or (out) of Level 3 during the period . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | — | — |
| Ending Balance 6-30-09 . . . . . . . . . . . . . . . . . . . . . . | $ — | $ — | $ — | $ 1 | $ — | $ — |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09 . . . . . . . . . . . . . . . . . . . . . | $ — | $ — | $ — | $ 118 | $ — | $ — |
| **Bond** | | | | | | |
| Beginning Balance 1-1-09 . . . . . . . . . . . . . . . . . . . . . | $ — | $ — | $ — | $ 522 | $ — | $ — |
| Net realized gain (loss) . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | (348) | — | — |
| Net unrealized appreciation (depreciation) . . . . . . . . . | — | — | — | 525 | — | — |
| Net purchases (sales) . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | (197) | — | — |
| Transfers in and/or (out) of Level 3 during the period . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | — | 7,843 |
| Ending Balance 6-30-09 . . . . . . . . . . . . . . . . . . . . . . | $ — | $ — | $ — | $ 502 | $ — | $ 7,843 |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09 . . . . . . . . . . . . . . . . . . . . . | $ — | $ — | $ — | $ 655 | $ — | $ 130 |
| **Global Natural Resources** | | | | | | |
| Beginning Balance 1-1-09 . . . . . . . . . . . . . . . . . . . . . | $ 280 | $ 409 | $ — | $ 77 | $ — | $ — |
| Net realized gain (loss) . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | — | — |
| Net unrealized appreciation (depreciation) . . . . . . . . . | (112) | (61) | — | (1) | — | — |
| Net purchases (sales) . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | — | — |
| Transfers in and/or (out) of Level 3 during the period . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | — | — |
| Ending Balance 6-30-09 . . . . . . . . . . . . . . . . . . . . . . | $ 168 | $ 348 | $ — | $ 76 | $ — | $ — |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09 . . . . . . . . . . . . . . . . . . . . . | $ (112) | $ (61) | $ — | $ (1) | $ — | $ — |
| **High Income** | | | | | | |
| Beginning Balance 1-1-09 . . . . . . . . . . . . . . . . . . . . . | $ — | $ — | $ — | $ 1,935 | $ — | $ — |
| Net realized gain (loss) . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | (499) | — | — |
| Net unrealized appreciation (depreciation) . . . . . . . . . | — | — | — | 630 | — | — |
| Net purchases (sales) . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | (120) | — | — |
| Transfers in and/or (out) of Level 3 during the period . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | (1,253) | — | — |
| Ending Balance 6-30-09 . . . . . . . . . . . . . . . . . . . . . . | $ — | $ — | $ — | $ 693 | $ — | $ — |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09 . . . . . . . . . . . . . . . . . . . . . | $ — | $ — | $ — | $ 12 | $ — | $ — |

| | Common Stocks | Corporate Debt Securities | Put Options | Call Options | Other Financial Instruments+ |
|---|---|---|---|---|---|
| **International Growth** | | | | | |
| Beginning Balance 1-1-09 | $ 2,508 | $ — | $ — | $ — | $ — |
| Net realized gain (loss) | — | — | — | — | — |
| Net unrealized appreciation (depreciation) | — | — | — | — | — |
| Net purchases (sales) | — | — | — | — | — |
| Transfers in and/or (out) of Level 3 during the period | (2,508) | — | — | — | — |
| Ending Balance 6-30-09 | $ — | $ — | $ — | $ — | $ — |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09 | $ — | $ — | $ — | $ — | $ — |
| **Mid Cap Growth** | | | | | |
| Beginning Balance 1-1-09 | $ — | $ — | $ — | $ — | $ — |
| Net realized gain (loss) | — | — | — | — | — |
| Net unrealized appreciation (depreciation) | — | — | — | (64) | 23 |
| Net purchases (sales) | — | — | — | 179 | (162) |
| Transfers in and/or (out) of Level 3 during the period | — | — | — | — | — |
| Ending Balance 6-30-09 | $ — | $ — | $ — | $ 115 | $ (139) |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09 | $ — | $ — | $ — | $ (64) | $ 23 |
| **Mortgage Securities** | | | | | |
| Beginning Balance 1-1-09 | $ — | $ 217 | $ — | $ — | $ — |
| Net realized gain (loss) | — | —* | — | — | — |
| Net unrealized appreciation (depreciation) | — | —* | — | — | — |
| Net purchases (sales) | — | (8) | — | — | — |
| Transfers in and/or (out) of Level 3 during the period | — | — | — | — | — |
| Ending Balance 6-30-09 | $ — | $ 209 | $ — | $ — | $ — |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09 | $ — | $ —* | $ — | $ — | $ — |
| **Science and Technology** | | | | | |
| Beginning Balance 1-1-09 | $ — | $ — | $ 981 | $ — | $ (1,458) |
| Net realized gain (loss) | — | — | (999) | — | 1,041 |
| Net unrealized appreciation (depreciation) | — | — | 187 | — | (916) |
| Net purchases (sales) | — | — | (169) | — | 1,333 |
| Transfers in and/or (out) of Level 3 during the period | — | — | — | — | — |
| Ending Balance 6-30-09 | $ — | $ — | $ — | $ — | $ — |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09 | $ — | $ — | $ — | $ — | $ — |
| **Value** | | | | | |
| Beginning Balance 1-1-09 | $ — | $ — | $ — | $ — | $ (221) |
| Net realized gain (loss) | — | — | — | — | 168 |
| Net unrealized appreciation (depreciation) | — | — | — | — | 99 |
| Net purchases (sales) | — | — | — | — | (123) |
| Transfers in and/or (out) of Level 3 during the period | — | — | — | — | — |
| Ending Balance 6-30-09 | $ — | $ — | $ — | $ — | $ (77) |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-09 | $ — | $ — | $ — | $ — | $ 99 |

*Not shown due to rounding.

+Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures, forward foreign currency contracts and swap contracts.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations on separate lines of the Realized and Unrealized Gain (Loss) section for the corresponding security type indicated above. Additionally, the Net change in unrealized appreciation for all Level 3 investments still held as of 6-30-09, if applicable, is included on the Statement of Operations on the lines of the Net change in unrealized appreciation (depreciation) section for the corresponding security type indicated above.

Securities' values included in the reconciliations above have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

## 4. INVESTMENT SECURITIES TRANSACTIONS

For the fiscal period ended June 30, 2009, the cost of purchases and the proceeds from maturities and sales of investment securities, other than U.S. Government and short-term securities, were as follows:

|  | Purchases | Sales |
|---|---|---|
| Pathfinder Aggressive . . . . . . . . . . . . . . . . | $ 5,811 | $ 1,013 |
| Pathfinder Conservative . . . . . . . . . . . . . . | 20,396 | 883 |
| Pathfinder Moderate . . . . . . . . . . . . . . . . | 79,367 | 358 |
| Pathfinder Moderately Aggressive . . . . . . . | 81,560 | 174 |
| Pathfinder Moderately Conservative . . . . . | 37,561 | 2,456 |
| Asset Strategy . . . . . . . . . . . . . . . . . . . . | 542,308 | 295,557 |
| Balanced . . . . . . . . . . . . . . . . . . . . . . . . | 59,198 | 52,782 |
| Bond . . . . . . . . . . . . . . . . . . . . . . . . . . | 75,532 | 12,700 |
| Core Equity . . . . . . . . . . . . . . . . . . . . . | 199,080 | 220,943 |
| Dividend Opportunities . . . . . . . . . . . . . . | 44,552 | 15,321 |
| Energy . . . . . . . . . . . . . . . . . . . . . . . . . | 2,192 | 1,361 |
| Global Natural Resources . . . . . . . . . . . . | 69,474 | 52,193 |
| Growth . . . . . . . . . . . . . . . . . . . . . . . . . | 177,142 | 178,291 |
| High Income . . . . . . . . . . . . . . . . . . . . . | 66,640 | 48,405 |
| International Growth . . . . . . . . . . . . . . . . | 59,909 | 38,639 |
| International Value . . . . . . . . . . . . . . . . . . | 336,865 | 308,050 |
| Micro Cap Growth . . . . . . . . . . . . . . . . . | 7,742 | 8,176 |
| Mid Cap Growth . . . . . . . . . . . . . . . . . . . | 15,014 | 8,896 |
| Money Market . . . . . . . . . . . . . . . . . . . . | — | — |
| Mortgage Securities . . . . . . . . . . . . . . . . | — | 44,176 |
| Real Estate Securities . . . . . . . . . . . . . . . | 5,939 | 5,668 |
| Science and Technology . . . . . . . . . . . . . . | 47,916 | 77,592 |
| Small Cap Growth . . . . . . . . . . . . . . . . . | 46,181 | 83,937 |
| Small Cap Value . . . . . . . . . . . . . . . . . . | 65,960 | 66,945 |
| Value . . . . . . . . . . . . . . . . . . . . . . . . . . | 92,460 | 91,776 |

Purchases and proceeds from maturities and sales of U.S. Government securities were:

|  | Purchases | Sales |
|---|---|---|
| Asset Strategy . . . . . . . . . . . . . . . . . . . . | $ 34,264 | $ 39,260 |
| Balanced . . . . . . . . . . . . . . . . . . . . . . . . | — | 940 |
| Bond . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,099 | 40,231 |
| Mortgage Securities . . . . . . . . . . . . . . . . | 43,095 | 2,276 |

## 5. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the fiscal year ended December 31, 2008 and the related net capital losses and post-October activity were as follows:

|  | Pathfinder Aggressive | Pathfinder Conservative | Pathfinder Moderate | Pathfinder Moderately Aggressive | Pathfinder Moderately Conservative | Asset Strategy |
|---|---|---|---|---|---|---|
| Net ordinary income . . . . . . . . . . . . . . . . | $ 253 | $ 23 | $ 291 | $ 534 | $ 78 | $ 3,018 |
| Distributed ordinary income . . . . . . . . . . | — | — | — | — | — | 36,718 |
| Undistributed ordinary income . . . . . . . . | 253 | 23 | 291 | 534 | 78 | 3,017 |
| Realized long term capital gains . . . . . . . | 445 | 37 | 527 | 966 | 162 | 78,978 |
| Distributed long term capital gains . . . . . | — | — | — | — | — | 27,292 |
| Undistributed long term capital gains . . . | 445 | 37 | 527 | 966 | 162 | 78,973 |
| Post-October losses deferred . . . . . . . . . | — | — | — | — | — | 53,298 |

|  | Balanced | Bond | Core Equity | Dividend Opportunities | Energy | Global Natural Resources |
|---|---|---|---|---|---|---|
| Net ordinary income . . . . . . . . . . . . . . . . | $7,290 | $13,698 | $ 3,939 | $1,438 | $ — | $ — |
| Distributed ordinary income . . . . . . . . . . | 472 | 306 | 5,001 | 143 | 45 | 6,392 |
| Undistributed ordinary income . . . . . . . . | 7,290 | 13,694 | 3,932 | 1,434 | — | — |
| Realized long term capital gains . . . . . . . | 2,098 | — | — | — | — | — |
| Distributed long term capital gains . . . . . | 329 | — | 10,724 | 235 | 14 | 3,418 |
| Undistributed long term capital gains . . . | 2,095 | — | — | — | — | — |
| Tax return of capital . . . . . . . . . . . . . . . . | — | — | — | — | 1 | 5 |
| Post-October losses deferred . . . . . . . . . | — | — | 16,979 | 1,956 | — | 8,253 |

| | Growth | High Income | International Growth | International Value | Micro Cap Growth | Mid Cap Growth |
|---|---|---|---|---|---|---|
| Net ordinary income................ | $ 2,985 | $16,680 | $ 2,686 | $ 15,262 | $ — | $ — |
| Distributed ordinary income .......... | — | 1,165 | 570 | 4,194 | — | 166 |
| Undistributed ordinary income ........ | 2,985 | 16,673 | 2,683 | 15,258 | — | — |
| Realized long term capital gains....... | 22,104 | — | — | 24,549 | — | — |
| Distributed long term capital gains ..... | 10,490 | — | 4,743 | 9,017 | — | 754 |
| Undistributed long term capital gains ... | 22,098 | — | — | 24,546 | — | — |
| Tax return of capital................ | — | — | — | — | — | 1 |
| Post-October losses deferred ......... | 20,302 | 3,480 | 15,047 | — | 264 | 363 |

| | Money Market | Mortgage Securities | Real Estate Securities | Science and Technology | Small Cap Growth | Small Cap Value |
|---|---|---|---|---|---|---|
| Net ordinary income................ | $2,836 | $1,397 | $ 828 | $ 945 | $ 1,290 | $ — |
| Distributed ordinary income .......... | 2,825 | 302 | 253 | 4,171 | 1,797 | 3,274 |
| Undistributed ordinary income ........ | 15 | 1,396 | 826 | 944 | 1,285 | — |
| Realized long term capital gains....... | — | — | — | 15,597 | — | — |
| Distributed long term capital gains ..... | — | — | 730 | 4,240 | 4,208 | 624 |
| Undistributed long term capital gains ... | — | — | — | 15,597 | — | — |
| Tax return of capital................ | — | — | — | — | — | 2 |
| Post-October losses deferred ......... | — | 174 | 2,953 | 290 | 4,139 | 4,009 |

| | Value |
|---|---|
| Net ordinary income................ | $4,576 |
| Distributed ordinary income .......... | 752 |
| Undistributed ordinary income ........ | 4,569 |
| Realized long term capital gains....... | — |
| Distributed long term capital gains ..... | 2,336 |
| Undistributed long term capital gains ... | — |
| Post-October losses deferred ......... | 8,125 |

Internal Revenue Code regulations permit each Portfolio to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following tables show the totals by year in which the capital loss carryovers will expire if not utilized.

| | Bond | Core Equity | Dividend Opportunities | Energy | Global Natural Resources | Growth |
|---|---|---|---|---|---|---|
| December 31, 2009................ | $ — | $ — | $ — | $ — | $ — | $18,208 |
| December 31, 2010................ | — | 2,963 | — | — | — | 9,862 |
| December 31, 2014................ | 1,922 | — | — | — | — | — |
| December 31, 2015................ | 376 | — | — | — | — | — |
| December 31, 2016................ | — | 1,098 | 4,170 | 1,276 | 2,122 | — |
| Total carryover .................. | $2,298 | $ 4,061 | $ 4,170 | $1,276 | $2,122 | $28,070 |

| | High Income | International Growth | Micro Cap Growth | Mid Cap Growth | Mortgage Securities | Real Estate Securities |
|---|---|---|---|---|---|---|
| December 31, 2009................ | $ 9,638 | $ — | $ — | $ — | $ — | $ — |
| December 31, 2010................ | 13,912 | — | 1,352 | — | — | — |
| December 31, 2013................ | — | — | — | — | 28 | — |
| December 31, 2014................ | 1,102 | — | — | — | 168 | — |
| December 31, 2016................ | 9,327 | 8,420 | 765 | 998 | 292 | 1,888 |
| Total carryover.................. | $33,979 | $ 8,420 | $ 2,117 | $998 | $488 | $1,888 |

| | Small Cap Growth | Small Cap Value | Value |
|---|---|---|---|
| December 31, 2009................ | $12,729 | $ — | $ — |
| December 31, 2010................ | 10,215 | — | — |
| December 31, 2016................ | 22,325 | 28,940 | 22,440 |
| Total carryover.................. | $45,269 | $ 28,940 | $22,440 |

Advantus Core Equity Portfolio was merged into Ivy Funds VIP Core Equity (formerly Target Core Equity Portfolio) as of September 22, 2003. At the time of the merger, Advantus Core Equity Portfolio had capital loss carryovers available to offset future gains of the Ivy Funds VIP Core Equity. These carryovers are limited to $1,976 for the period ending December 31, 2009 and $988 for the period ending December 31, 2010 plus any unused limitations from prior years.

Advantus Small Company Growth Portfolio was merged into Ivy Funds VIP Small Cap Growth (formerly Target Small Cap Growth Portfolio) as of September 22, 2003. At the time of the merger, Advantus Small Company Growth Portfolio had capital

loss carryovers available to offset future gains of the Ivy Funds VIP Small Cap Growth. These carryovers are limited to $15,296 for the period ending December 31, 2009 and $7,648 for the period ending December 31, 2010 plus any unused limitations from prior years.

Target Limited-Term Bond Portfolio was merged into Ivy Funds VIP Bond (formerly Target Bond Portfolio) as of August 5, 2007. At the time of the merger, Target Limited-Term Bond Portfolio had capital loss carryovers available to offset future gains of the Ivy Funds VIP Bond. These carryovers amount to $207 as of December 31, 2008 and will expire if not utilized by December 31, 2014.

## 6. CAPITAL SHARE TRANSACTIONS

Transactions in capital stock are summarized below.

| Portfolio | Six months ended 6-30-09 | | Fiscal year ended 12-31-08 | |
|---|---|---|---|---|
| | Shares | Value | Shares | Value |
| **Pathfinder Aggressive** | | | | |
| Shares issued from sale of shares | 1,516 | $ 5,464 | 11,662 | $ 55,995 |
| Shares issued in reinvestment of dividends and/or capital gains distribution | 179 | 701 | — | — |
| Shares redeemed | (459) | (1,653) | (400) | (1,647) |
| Net increase | 1,236 | $ 4,512 | 11,262 | $ 54,348 |
| **Pathfinder Conservative** | | | | |
| Shares issued from sale of shares | 4,584 | $ 20,051 | 2,781 | $ 12,959 |
| Shares issued in reinvestment of dividends and/or capital gains distribution | 13 | 62 | — | — |
| Shares redeemed | (318) | (1,423) | (92) | (422) |
| Net increase | 4,279 | $ 18,690 | 2,689 | $ 12,537 |
| **Pathfinder Moderate** | | | | |
| Shares issued from sale of shares | 19,014 | $ 76,687 | 19,483 | $ 88,394 |
| Shares issued in reinvestment of dividends and/or capital gains distribution | 198 | 828 | — | — |
| Shares redeemed | (237) | (936) | (176) | (768) |
| Net increase | 18,975 | $ 76,579 | 19,307 | $ 87,626 |
| **Pathfinder Moderately Aggressive** | | | | |
| Shares issued from sale of shares | 19,651 | $ 77,909 | 29,124 | $ 135,501 |
| Shares issued in reinvestment of dividends and/or capital gains distribution | 366 | 1,511 | — | — |
| Shares redeemed | (318) | (1,216) | (298) | (1,406) |
| Net increase | 19,699 | $ 78,204 | 28,826 | $ 134,095 |
| **Pathfinder Moderately Conservative** | | | | |
| Shares issued from sale of shares | 8,627 | $ 36,659 | 7,533 | $ 34,821 |
| Shares issued in reinvestment of dividends and/or capital gains distribution | 56 | 246 | — | — |
| Shares redeemed | (715) | (2,946) | (68) | (327) |
| Net increase | 7,968 | $ 33,959 | 7,465 | $ 34,494 |
| **Asset Strategy** | | | | |
| Shares issued from sale of shares | 16,412 | $135,999 | 12,786 | $ 145,585 |
| Shares issued in reinvestment of dividends and/or capital gains distribution | 10,547 | 81,904 | 7,811 | 64,009 |
| Shares redeemed | (6,738) | (55,808) | (12,698) | (133,230) |
| Net increase | 20,221 | $162,095 | 7,899 | $ 76,364 |

| Portfolio (Continued) | Six months ended 6-30-09 | | Fiscal year ended 12-31-08 | |
|---|---|---|---|---|
| | Shares | Value | Shares | Value |
| **Balanced** | | | | |
| Shares issued from sale of shares . . . . . . . . . . . . . . . . . . . . . . . . . | 573 | $ 4,223 | 1,515 | $ 13,511 |
| Shares issued in reinvestment of dividends and/or capital gains distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,274 | 9,390 | 106 | 801 |
| Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (4,786) | (34,874) | (9,774) | (85,675) |
| Net decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (2,939) | $ (21,261) | (8,153) | $ (71,363) |
| **Bond** | | | | |
| Shares issued from sale of shares . . . . . . . . . . . . . . . . . . . . . . . . . | 10,258 | $ 54,642 | 17,868 | $ 94,325 |
| Shares issued in reinvestment of dividends and/or capital gains distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,605 | 13,706 | 57 | 306 |
| Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (5,769) | (30,789) | (10,946) | (57,664) |
| Net increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,094 | $ 37,559 | 6,979 | $ 36,967 |
| **Core Equity** | | | | |
| Shares issued from sale of shares . . . . . . . . . . . . . . . . . . . . . . . . . | 549 | $ 4,234 | 1,250 | $ 13,531 |
| Shares issued in reinvestment of dividends and/or capital gains distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 496 | 3,944 | 2,009 | 15,725 |
| Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (5,063) | (37,939) | (11,241) | (123,309) |
| Net decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (4,018) | $ (29,761) | (7,982) | $ (94,053) |
| **Dividend Opportunities** | | | | |
| Shares issued from sale of shares . . . . . . . . . . . . . . . . . . . . . . . . . | 8,642 | $ 41,873 | 11,200 | $ 73,540 |
| Shares issued in reinvestment of dividends and/or capital gains distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 301 | 1,506 | 77 | 379 |
| Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,696) | (7,958) | (2,280) | (14,780) |
| Net increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,247 | $ 35,421 | 8,997 | $ 59,139 |
| **Energy** | | | | |
| Shares issued from sale of shares . . . . . . . . . . . . . . . . . . . . . . . . . | 978 | $ 3,946 | 2,610 | $ 17,103 |
| Shares issued in reinvestment of dividends and/or capital gains distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 17 | 61 |
| Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (431) | (1,589) | (1,078) | (5,872) |
| Net increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 547 | $ 2,357 | 1,549 | $ 11,292 |
| **Global Natural Resources** | | | | |
| Shares issued from sale of shares . . . . . . . . . . . . . . . . . . . . . . . . . | 8,577 | $ 35,217 | 4,707 | $ 32,047 |
| Shares issued in reinvestment of dividends and/or capital gains distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 3,097 | 9,814 |
| Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (2,057) | (7,877) | (3,146) | (22,116) |
| Net increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,520 | $ 27,340 | 4,658 | $ 19,745 |
| **Growth** | | | | |
| Shares issued from sale of shares . . . . . . . . . . . . . . . . . . . . . . . . . | 4,559 | $ 34,051 | 7,593 | $ 74,487 |
| Shares issued in reinvestment of dividends and/or capital gains distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,325 | 25,102 | 1,433 | 10,490 |
| Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (8,549) | (62,591) | (17,312) | (174,127) |
| Net decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (665) | $ (3,438) | (8,286) | $ (89,150) |
| **High Income** | | | | |
| Shares issued from sale of shares . . . . . . . . . . . . . . . . . . . . . . . . . | 5,606 | $ 14,909 | 4,317 | $ 13,202 |
| Shares issued in reinvestment of dividends and/or capital gains distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,254 | 16,681 | 477 | 1,165 |
| Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (3,879) | (10,431) | (12,457) | (36,457) |
| Net increase (decrease) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,981 | $ 21,159 | (7,663) | $ (22,090) |
| **International Growth** | | | | |
| Shares issued from sale of shares . . . . . . . . . . . . . . . . . . . . . . . . . | 3,106 | $ 17,691 | 4,761 | $ 39,783 |
| Shares issued in reinvestment of dividends and/or capital gains distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 454 | 2,689 | 911 | 5,313 |
| Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (2,752) | (15,186) | (5,445) | (45,873) |
| Net increase (decrease) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 808 | $ 5,194 | 227 | $ (777) |

| Portfolio (Continued) | Six months ended 6-30-09 | | Fiscal year ended 12-31-08 | |
|---|---|---|---|---|
| | Shares | Value | Shares | Value |
| **International Value** | | | | |
| Shares issued from sale of shares | 2,542 | $ 29,708 | 4,300 | $ 73,282 |
| Shares issued in reinvestment of dividends and/or capital gains distribution | 3,376 | 39,813 | 1,099 | 13,212 |
| Shares redeemed | (2,244) | (25,697) | (3,362) | (59,444) |
| Net increase | 3,674 | $ 43,824 | 2,037 | $ 27,050 |
| **Micro Cap Growth** | | | | |
| Shares issued from sale of shares | 172 | $ 1,911 | 282 | $ 4,357 |
| Shares issued in reinvestment of dividends and/or capital gains distribution | — | — | — | — |
| Shares redeemed | (289) | (3,095) | (520) | (8,491) |
| Net decrease | (117) | $ (1,184) | (238) | $ (4,134) |
| **Mid Cap Growth** | | | | |
| Shares issued from sale of shares | 2,479 | $ 11,508 | 3,772 | $ 22,260 |
| Shares issued in reinvestment of dividends and/or capital gains distribution | — | — | 216 | 922 |
| Shares redeemed | (770) | (3,334) | (1,110) | (6,635) |
| Net increase | 1,709 | $ 8,174 | 2,878 | $ 16,547 |
| **Money Market** | | | | |
| Shares issued from sale of shares | 69,222 | $ 69,222 | 177,389 | $ 177,389 |
| Shares issued in reinvestment of dividends and/or capital gains distribution | 1,270 | 1,270 | 2,825 | 2,825 |
| Shares redeemed | (51,819) | (51,819) | (68,686) | (68,686) |
| Net increase | 18,673 | $ 18,673 | 111,528 | $ 111,528 |
| **Mortgage Securities** | | | | |
| Shares issued from sale of shares | 345 | $ 1,503 | 1,301 | $ 6,367 |
| Shares issued in reinvestment of dividends and/or capital gains distribution | 330 | 1,400 | 69 | 302 |
| Shares redeemed | (880) | (3,867) | (1,890) | (8,950) |
| Net decrease | (205) | $ (964) | (520) | $ (2,281) |
| **Real Estate Securities** | | | | |
| Shares issued from sale of shares | 777 | $ 2,652 | 1,306 | $ 8,526 |
| Shares issued in reinvestment of dividends and/or capital gains distribution | 235 | 831 | 248 | 983 |
| Shares redeemed | (965) | (3,273) | (1,745) | (10,220) |
| Net increase (decrease) | 47 | $ 210 | (191) | $ (711) |
| **Science and Technology** | | | | |
| Shares issued from sale of shares | 1,391 | $ 16,741 | 1,167 | $ 17,258 |
| Shares issued in reinvestment of dividends and/or capital gains distribution | 1,421 | 16,547 | 768 | 8,411 |
| Shares redeemed | (1,950) | (22,259) | (4,192) | (62,984) |
| Net increase (decrease) | 862 | $ 11,029 | (2,257) | $ (37,315) |
| **Small Cap Growth** | | | | |
| Shares issued from sale of shares | 1,599 | $ 9,755 | 2,501 | $ 19,652 |
| Shares issued in reinvestment of dividends and/or capital gains distribution | 202 | 1,298 | 1,043 | 6,006 |
| Shares redeemed | (4,167) | (24,572) | (9,050) | (72,780) |
| Net decrease | (2,366) | $ (13,519) | (5,506) | $ (47,122) |
| **Small Cap Value** | | | | |
| Shares issued from sale of shares | 1,489 | $ 14,737 | 3,204 | $ 40,078 |
| Shares issued in reinvestment of dividends and/or capital gains distribution | — | — | 403 | 3,900 |
| Shares redeemed | (1,269) | (12,310) | (3,338) | (42,183) |
| Net increase | 220 | $ 2,427 | 269 | $ 1,795 |

| Portfolio (Continued) | Six months ended 6-30-09 | | Fiscal year ended 12-31-08 | |
| --- | --- | --- | --- | --- |
| | Shares | Value | Shares | Value |
| **Value** | | | | |
| Shares issued from sale of shares . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,915 | $ 14,979 | 6,712 | $ 34,913 |
| Shares issued in reinvestment of dividends and/or capital gains distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,236 | 4,928 | 772 | 3,088 |
| Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (4,953) | (18,778) | (8,963) | (47,475) |
| Net increase (decrease) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 198 | $ 1,129 | (1,479) | $ (9,474) |

## 7. DERIVATIVE INSTRUMENTS

In March 2008, the Financial Accounting Standards Board (FASB) issued ASC Section 815-10 (formerly Financial Accounting Standard No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133"). ASC 815-10 amends and expands disclosures about derivative instruments and hedging activities; it requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities.

**Forward Foreign Currency Contracts.** Each Portfolio, other than Money Market and the Pathfinder Portfolios, may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Portfolio include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's loss will consist of the net amount of contractual payments that the Portfolio has not yet received.

**Futures Contracts.** Each Portfolio, other than Money Market and the Pathfinder Portfolios, may engage in buying and selling futures contracts. Upon entering into a futures contract, the Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

**Swap Agreements.** Each Portfolio, other than Money Market and the Pathfinder Portfolios, may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. A Portfolio may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. A Portfolio may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Portfolio enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction.

**Option Contracts.** Options purchased by a Portfolio are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of

transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Portfolio has realized a gain or loss. For each Portfolio, when a written put is exercised, the cost basis of the securities purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying security (or basket of securities). With written options, there may be times when a Portfolio will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Portfolio enters into over-the-counter (OTC) option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions, for whatever reason, will be unable to meet their obligations under the terms of the transaction.

## Objectives and Strategies

**Asset Strategy.** The Portfolio's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, managing exposure to precious metals, and hedging certain event risks on positions held by the Portfolio. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized futures and purchased option contracts, both short and long, on foreign and domestic equity indices. To manage foreign currency exposure, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency. To manage exposure to precious metals, the Portfolio utilized gold futures contracts. To manage event risks, the Portfolio utilized options, both written and purchased, on individual equity securities owned by the Portfolio.

Fair Values of Derivative Instruments as of June 30, 2009:

| Type of Derivative | Asset Derivatives | | Liability Derivatives | |
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| --- | --- | --- | --- | --- |
| Equity | Investments in unaffiliated securities | $ 12,543 | N/A | N/A |
| Foreign currency | Unrealized appreciation on forward currency contracts | 1,090 | Unrealized depreciation on forward currency contracts | $ 1,504 |
| Commodities | N/A | N/A | N/A | N/A |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | $ 13,633 | | $ 1,504 |

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

| Type of Derivative | Location of Gain (Loss) on Derivatives Recognized in Income | Realized Gain (Loss) on Derivatives Recognized in Income | Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income |
|---|---|---|---|
| Equity | Net realized gain (loss) on investments in unaffiliated securities and written options and futures contracts/Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities and futures contracts | $ (7,200) | $ (13,296) |
| Foreign currency | Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts | 3,827 | (5,042) |
| Commodities | Net realized gain (loss) on futures contracts | 1,533 | N/A |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | $ (1,840) | $ (18,338) |

During the fiscal period ended June 30, 2009, the Portfolio's average market value outstanding for forward contracts and futures contracts were as follows: short forward contracts - $127,551, long forward contracts - $129,910, short futures contracts - $110,634, long futures contracts - $2,949. Additionally, the Portfolio's average number of purchased option contracts outstanding was 1.

**Core Equity.** The Portfolio's objective in using derivatives during the period was to hedge market risk for some or all of its existing equity security portfolio. To achieve this objective, the Portfolio utilized futures contracts on broad domestic equity market indices.

Fair Values of Derivative Instruments as of June 30, 2009:

| Type of Derivative | Asset Derivatives | | Liability Derivatives | |
|---|---|---|---|---|
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| Equity | N/A | N/A | N/A | N/A |

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

| Type of Derivative | Location of Gain (Loss) on Derivatives Recognized in Income | Realized Gain (Loss) on Derivatives Recognized in Income | Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income |
|---|---|---|---|
| Equity | Net realized gain (loss) on futures contracts | $ 2,751 | N/A |

During the fiscal period ended June 30, 2009, the Portfolio's average market value outstanding for short futures contracts was $2,834.

**Global Natural Resources.** The Portfolio's objectives in using derivatives during the period were to hedge market risk on equity securities, increase exposure to specific sectors or companies, and manage exposure to various foreign currencies. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized futures on equity indices and purchased and written option contracts on individual equity securities. To manage foreign currency exposure, the Portfolio utilized forward foreign currency contracts to either increase or decrease exposure to a given currency.

Fair Values of Derivative Instruments as of June 30, 2009:

| Type of Derivative | Asset Derivatives | | Liability Derivatives | |
|---|---|---|---|---|
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| Equity | Investments in unaffiliated securities and variation margin receivable | $ 3,953 | N/A | N/A |
| Foreign currency | Unrealized appreciation on forward currency contracts | 3 | Unrealized depreciation on forward currency contracts | $ 43 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | $ 3,956 | | $ 43 |

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

| Type of Derivative | Location of Gain (Loss) on Derivatives Recognized in Income | Realized Gain (Loss) on Derivatives Recognized in Income | Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income |
|---|---|---|---|
| Equity | Net realized gain (loss) on investments in unaffiliated securities and futures contracts/ Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities and futures contracts | $ (709) | $ (560) |
| Foreign currency | Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts | (262) | 54 |
| Total | | $ (971) | $ (506) |

During the fiscal period ended June 30, 2009, the Portfolio's average market value outstanding for forward contracts and futures contracts were as follows: short forward contracts - $6,884, long forward contracts - $6,932, short futures contracts - $1,596. Additionally, the Portfolio's average number of purchased option contracts and written option contracts outstanding was less than 1.

**International Growth.** The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

Fair Values of Derivative Instruments as of June 30, 2009:

| Type of Derivative | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
|---|---|---|---|---|
| Foreign currency | N/A | N/A | N/A | N/A |

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

| Type of Derivative | Location of Gain (Loss) on Derivatives Recognized in Income | Realized Gain (Loss) on Derivatives Recognized in Income | Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income |
|---|---|---|---|
| Foreign currency | Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts | $ (771) | $ (236) |

During the fiscal period ended June 30, 2009, the Portfolio's average market value outstanding for short forward contracts and long forward contracts was $1,738 and $1,745, respectively.

**Mid Cap Growth.** The Portfolio's objectives in using derivatives during the period were to both gain exposure to certain sectors and to hedge certain event risks on positions held by the Portfolio. To achieve these objectives, the Portfolio utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

Fair Values of Derivative Instruments as of June 30, 2009:

| Type of Derivative | Asset Derivatives | | Liability Derivatives | |
|---|---|---|---|---|
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| Equity | Investments in unaffiliated securities | $ 115 | Written options at market value | $ 139 |

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

| Type of Derivative | Location of Gain (Loss) on Derivatives Recognized in Income | Realized Gain (Loss) on Derivatives Recognized in Income | Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income |
|---|---|---|---|
| Equity | Net realized gain (loss) on investments in unaffiliated securities and written options/ Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities and written options | $ 741 | $ (42) |

During the fiscal period ended June 30, 2009, the Portfolio's average number of purchased option contracts and written option contracts outstanding was 1 and 1, respectively.

**Mortgage Securities.** The Portfolio's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Portfolio primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen, as determined by the Portfolio's advisor, the duration of the Portfolio.

Fair Values of Derivative Instruments as of June 30, 2009:

| | Asset Derivatives | | Liability Derivatives | |
| --- | --- | --- | --- | --- |
| **Type of Derivative** | **Balance Sheet Location** | **Fair Value** | **Balance Sheet Location** | **Fair Value** |
| Interest rate | Variation margin receivable | $ 2 | N/A | N/A |

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

| **Type of Derivative** | **Location of Gain (Loss) on Derivatives Recognized in Income** | **Realized Gain (Loss) on Derivatives Recognized in Income** | **Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income** |
| --- | --- | --- | --- |
| Interest rate | Net realized gain (loss) on futures contracts/ Net change in unrealized appreciation (depreciation) on futures contracts | $ 61 | $ 127 |

During the fiscal period ended June 30, 2009, the Portfolio's average market value outstanding for short futures contracts was $1,524.

**Science and Technology.** The Portfolio's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Portfolio utilized options, both written and purchased, on individual equity securities owned by the Portfolio.

Fair Values of Derivative Instruments as of June 30, 2009:

| | Asset Derivatives | | Liability Derivatives | |
| --- | --- | --- | --- | --- |
| **Type of Derivative** | **Balance Sheet Location** | **Fair Value** | **Balance Sheet Location** | **Fair Value** |
| Equity | N/A | N/A | N/A | N/A |

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

| **Type of Derivative** | **Location of Gain (Loss) on Derivatives Recognized in Income** | **Realized Gain (Loss) on Derivatives Recognized in Income** | **Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income** |
| --- | --- | --- | --- |
| Equity | Net realized gain (loss) on investments in unaffiliated securities and written options/ Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities and written options | $ (2,266) | $ (728) |

During the fiscal period ended June 30, 2009, the Portfolio's average number of purchased option contracts and written option contracts outstanding was 2 and 2, respectively.

**Small Cap Value.** The Portfolio's objective in using derivatives during the period was to gain exposure to certain market sectors that it cannot get through the purchase of equity securities. To achieve this objective, the Portfolio utilized options, both written and purchased, on an index in the sector it wishes to gain exposure to.

Fair Values of Derivative Instruments as of June 30, 2009:

| | Asset Derivatives | | Liability Derivatives | |
| --- | --- | --- | --- | --- |
| **Type of Derivative** | **Balance Sheet Location** | **Fair Value** | **Balance Sheet Location** | **Fair Value** |
| Equity | N/A | N/A | N/A | N/A |

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

| Type of Derivative | Location of Gain (Loss) on Derivatives Recognized in Income | Realized Gain (Loss) on Derivatives Recognized in Income | Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income |
|---|---|---|---|
| Equity | Net realized gain (loss) on investments in unaffiliated securities and written options | $ 207 | N/A |

During the fiscal period ended June 30, 2009, the Portfolio's average number of purchased option contracts and written option contracts outstanding was less than 1.

**Value.** The Portfolio's objective in using derivatives during the period was to generate additional income from written option premiums. To achieve these objectives, the Portfolio had primarily written put and call options on equity securities the Portfolio owns.

Fair Values of Derivative Instruments as of June 30, 2009:

| Type of Derivative | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
|---|---|---|---|---|
| Equity | N/A | N/A | Written options at market value | $125 |

The Effect of Derivative Instruments on the Statement of Operations for the Period Ended June 30, 2009:

| Type of Derivative | Location of Gain (Loss) on Derivatives Recognized in Income | Realized Gain (Loss) on Derivatives Recognized in Income | Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income |
|---|---|---|---|
| Equity | Net realized gain (loss) on investments in unaffiliated securities and written options/ Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities and written options | $ 1,222 | $ 111 |

During the fiscal period ended June 30, 2009, the Portfolio's average number of written option contracts outstanding was 6.

## 8. COMMITMENT

In connection with Asset Strategy's investment in Vietnam Azalea Fund Limited (VAF), the Portfolio is contractually committed to provide additional capital of up to $1,018 if and when VAF requests such contributions or draw downs. The total commitment is limited to $3,000. At June 30, 2009, Asset Strategy had made a total contribution of $1,982. No public market currently exists for the shares of VAF nor are the shares listed on any securities exchange. VAF intends to become listed within one year after the final commitment has been drawn down.

## 9. AFFILIATED COMPANY TRANSACTIONS

A summary of the transactions in affiliated companies during the fiscal period ended June 30, 2009 follows:

| | 12-31-08 Share Balance | Purchases at Cost | Sales at Cost | Realized Gain/(Loss) | Distributions Received[1] | 6-30-09 Share Balance | 6-30-09 Market Value |
|---|---|---|---|---|---|---|---|
| **Pathfinder Aggressive** | | | | | | | |
| Ivy Funds VIP Bond . . . . . . . . . . . . . | 1,028 | $ 676 | 97 | $ 4 | $ 230 | 1,136 | $ 6,017 |
| Ivy Funds VIP Dividend Opportunities . . . . . . . . . . . . . . . . | 1,159 | 736 | 136 | 15 | 66 | 1,284 | 6,578 |
| Ivy Funds VIP Growth . . . . . . . . . . . . | 891 | 1,012 | 155 | 17 | 254 | 1,008 | 7,911 |
| Ivy Funds VIP International Growth . . | 692 | 569 | 101 | 11 | 78 | 776 | 4,834 |
| Ivy Funds VIP International Value . . . | 428 | 1,236 | 121 | 21 | 611 | 524 | 6,515 |
| Ivy Funds VIP Mid Cap Growth . . . . . | 444 | 223 | 43 | 8 | — | 486 | 2,561 |
| Ivy Funds VIP Money Market . . . . . . | 5,465 | 481 | 101 | — | 35 | 5,844 | 5,844 |
| Ivy Funds VIP Small Cap Growth. . . . | 200 | 140 | 26 | 5 | 6 | 220 | 1,536 |
| Ivy Funds VIP Small Cap Value. . . . . | 344 | 357 | 69 | 12 | — | 374 | 4,020 |
| Ivy Funds VIP Value. . . . . . . . . . . . | 697 | 381 | 62 | 9 | 68 | 780 | 3,223 |
| | | | | | $1,348 | | $49,039 |

*(1)Distributions received includes distributions from net investment income and/or from capital gains from the underlying funds.*

| | 12-31-08 Share Balance | Purchases at Cost | Sales at Cost | Realized Gain/(Loss) | Distributions Received[1] | 6-30-09 Share Balance | 6-30-09 Market Value |
|---|---|---|---|---|---|---|---|
| **Pathfinder Conservative** | | | | | | | |
| Ivy Funds VIP Bond . . . . . . . . . . . . . | 702 | $ 6,253 | $ 258 | $ 7 | $ 342 | 1,822 | $ 9,648 |
| Ivy Funds VIP Dividend Opportunities . . . . . . . . . . . . . . . . | 412 | 3,999 | 148 | 29 | 59 | 1,227 | 6,282 |
| Ivy Funds VIP Growth . . . . . . . . . . . . | 125 | 1,860 | 68 | 12 | 87 | 371 | 2,909 |
| Ivy Funds VIP International Value . . . | 43 | 1,138 | 35 | 9 | 153 | 140 | 1,740 |
| Ivy Funds VIP Mid Cap Growth . . . . . | 47 | 394 | 13 | 4 | — | 134 | 707 |
| Ivy Funds VIP Money Market . . . . . . | 3,685 | 5,950 | 265 | — | 40 | 9,370 | 9,370 |
| Ivy Funds VIP Small Cap Growth. . . . | 18 | 198 | 7 | 2 | 1 | 51 | 357 |
| Ivy Funds VIP Small Cap Value . . . . . | 11 | 197 | 7 | 2 | — | 31 | 331 |
| Ivy Funds VIP Value . . . . . . . . . . . . . | 53 | 407 | 14 | 3 | 13 | 158 | 653 |
| | | | | | $ 695 | | $31,997 |

| | 12-31-08 Share Balance | Purchases at Cost | Sales at Cost | Realized Gain/(Loss) | Distributions Received[1] | 6-30-09 Share Balance | 6-30-09 Market Value |
|---|---|---|---|---|---|---|---|
| **Pathfinder Moderate** | | | | | | | |
| Ivy Funds VIP Bond . . . . . . . . . . . . . | 3,327 | $ 16,295 | $ 68 | $ 3 | $ 1,064 | 6,378 | $ 33,779 |
| Ivy Funds VIP Dividend Opportunities . . . . . . . . . . . . . . . . | 2,483 | 13,930 | 56 | 9 | 221 | 5,318 | 27,236 |
| Ivy Funds VIP Growth . . . . . . . . . . . . | 1,120 | 9,628 | 37 | 6 | 489 | 2,396 | 18,799 |
| Ivy Funds VIP International Growth. . | 822 | 5,475 | 22 | 3 | 144 | 1,773 | 11,053 |
| Ivy Funds VIP International Value . . . | 452 | 7,099 | 23 | 6 | 1,006 | 1,052 | 13,070 |
| Ivy Funds VIP Mid Cap Growth . . . . . | 634 | 3,046 | 11 | 3 | — | 1,283 | 6,765 |
| Ivy Funds VIP Money Market . . . . . . | 17,554 | 15,370 | 72 | — | 140 | 32,853 | 32,853 |
| Ivy Funds VIP Small Cap Growth. . . . | 240 | 1,535 | 6 | 1 | 11 | 488 | 3,412 |
| Ivy Funds VIP Small Cap Value . . . . . | 297 | 3,046 | 11 | 3 | — | 600 | 6,442 |
| Ivy Funds VIP Value . . . . . . . . . . . . . | 888 | 3,943 | 15 | 3 | 135 | 1,897 | 7,836 |
| | | | | | $ 3,210 | | $ 161,245 |

| | 12-31-08 Share Balance | Purchases at Cost | Sales at Cost | Realized Gain/(Loss) | Distributions Received[1] | 6-30-09 Share Balance | 6-30-09 Market Value |
|---|---|---|---|---|---|---|---|
| **Pathfinder Moderately Aggressive** | | | | | | | |
| Ivy Funds VIP Bond . . . . . . . . . . . . . | 3,810 | $ 12,670 | $ 25 | $ 1 | $ 1,113 | 6,184 | $ 32,750 |
| Ivy Funds VIP Dividend Opportunities . . . . . . . . . . . . . . . . | 3,712 | 14,166 | 29 | 3 | 298 | 6,602 | 33,816 |
| Ivy Funds VIP Growth . . . . . . . . . . . . | 1,676 | 9,906 | 19 | 2 | 660 | 2,990 | 23,460 |
| Ivy Funds VIP International Growth. . | 1,558 | 7,181 | 14 | 1 | 246 | 2,812 | 17,527 |
| Ivy Funds VIP International Value . . . | 919 | 10,317 | 17 | 3 | 1,842 | 1,790 | 22,248 |
| Ivy Funds VIP Mid Cap Growth . . . . . | 1,185 | 3,852 | 7 | 1 | — | 2,011 | 10,598 |
| Ivy Funds VIP Money Market . . . . . . | 20,157 | 11,706 | 26 | — | 150 | 31,837 | 31,837 |
| Ivy Funds VIP Small Cap Growth. . . . | 536 | 2,335 | 4 | 1 | 23 | 915 | 6,403 |
| Ivy Funds VIP Small Cap Value . . . . . | 784 | 5,393 | 10 | 2 | — | 1,321 | 14,184 |
| Ivy Funds VIP Value . . . . . . . . . . . . . | 1,325 | 4,034 | 8 | 1 | 181 | 2,357 | 9,734 |
| | | | | | $ 4,513 | | $202,557 |

| | 12-31-08 Share Balance | Purchases at Cost | Sales at Cost | Realized Gain/(Loss) | Distributions Received[1] | 6-30-09 Share Balance | 6-30-09 Market Value |
|---|---|---|---|---|---|---|---|
| **Pathfinder Moderately Conservative** | | | | | | | |
| Ivy Funds VIP Bond . . . . . . . . . . . . . | 1,631 | $ 9,632 | $ 590 | $ 23 | $ 582 | 3,324 | $ 17,604 |
| Ivy Funds VIP Dividend Opportunities . . . . . . . . . . . . . . . . | 1,022 | 6,617 | 438 | 4 | 101 | 2,291 | 11,736 |
| Ivy Funds VIP Growth . . . . . . . . . . . . | 422 | 4,187 | 265 | 5 | 204 | 945 | 7,416 |
| Ivy Funds VIP International Growth. . | 244 | 1,857 | 120 | 3 | 47 | 550 | 3,426 |
| Ivy Funds VIP International Value . . . | 117 | 2,099 | 120 | 3 | 289 | 286 | 3,550 |
| Ivy Funds VIP Mid Cap Growth . . . . . | 261 | 1,448 | 95 | 4 | — | 553 | 2,917 |
| Ivy Funds VIP Money Market . . . . . . | 8,603 | 9,123 | 614 | — | 74 | 17,112 | 17,112 |
| Ivy Funds VIP Small Cap Growth. . . . | 49 | 365 | 23 | 1 | 3 | 105 | 736 |
| Ivy Funds VIP Small Cap Value . . . . . | 30 | 362 | 24 | 1 | — | 64 | 688 |
| Ivy Funds VIP Value . . . . . . . . . . . . . | 364 | 1,871 | 123 | —* | 62 | 815 | 3,366 |
| | | | | | $ 1,362 | | $ 68,551 |

(1)Distributions received includes distributions from net investment income and/or from capital gains from the underlying funds.

| | 12-31-08 Share Balance | Purchases at Cost | Sales at Cost | Realized Gain/(Loss) | Distributions Received | 6-30-09 Share Balance | 6-30-09 Market Value |
|---|---|---|---|---|---|---|---|
| **Asset Strategy** | | | | | | | |
| Vietnam Azalea Fund Limited[2] ... | 300 | $ 242 | $ — | $ — | $ — | 300 | $ 1,122 |

| | 12-31-08 Share Balance | Purchases at Cost | Sales at Cost | Realized Gain/(Loss) | Distributions Received | 6-30-09 Share Balance | 6-30-09 Market Value |
|---|---|---|---|---|---|---|---|
| **Small Cap Growth** | | | | | | | |
| Argyle Security, Inc.[2][3] ......... | 300 | $ — | $ 2,412 | $(2,341) | $ — | N/A | $ N/A |

*Not shown due to rounding.

(1)Distributions received includes distributions from net investment income and/or from capital gains from the underlying funds.

(2)No dividends were paid during the preceding 12 months.

(3)Company was no longer an affiliate at June 30, 2009.

## 10. SENIOR LOANS

A Portfolio invests in senior secured corporate loans either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior Loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior Loans are generally readily marketable, but some loans may be illiquid or be subject to some restrictions on resale.

Certain Senior Loans contain provisions that obligate a Portfolio to fund future commitments at the borrower's discretion. Funded portions of these commitments are presented in the Schedule of Investments while unfunded commitments are as follows:

| Borrower | Unfunded Commitment | Value of Underlying Loan |
|---|---|---|
| **High Income** | | |
| Las Vegas Sands, LLC ................. | $291 | $234 |

## 11. WRITTEN OPTION ACTIVITY

For Asset Strategy, transactions in written call options were as follows:

| | Number of Contracts | Premium Received |
|---|---|---|
| Outstanding at December 31, 2008 ......... | — | $ — |
| Options written......................... | 58,600 | 97 |
| Options terminated in closing purchase transactions................... | — | — |
| Options exercised ....................... | — | — |
| Options expired ........................ | (58,600) | (97) |
| Outstanding at June 30, 2009 ............. | — | $ — |

For Asset Strategy, transactions in written put options were as follows:

| | Number of Contracts | Premium Received |
|---|---|---|
| Outstanding at December 31, 2008 ......... | — | $ — |
| Options written......................... | 2 | 290 |
| Options terminated in closing purchase transactions................... | (2) | (290) |
| Options exercised ....................... | — | — |
| Options expired ........................ | — | — |
| Outstanding at June 30, 2009 ............. | — | $ — |

For Mid Cap Growth, transactions in written call options were as follows:

| | Number of Contracts | Premium Received |
|---|---|---|
| Outstanding at December 31, 2008......... | — | $ — |
| Options written ........................ | —* | 7 |
| Options terminated in closing purchase transactions ................. | —* | (4) |
| Options exercised....................... | —* | (3) |
| Options expired ........................ | — | — |
| Outstanding at June 30, 2009 ............. | — | $ — |

*Not shown due to rounding.

For Mid Cap Growth, transactions in written put options were as follows:

| | Number of Contracts | Premium Received |
|---|---|---|
| Outstanding at December 31, 2008 ......... | — | $ — |
| Options written......................... | 4 | 493 |
| Options terminated in closing purchase transactions .................. | (2) | (319) |
| Options exercised ....................... | — | — |
| Options expired......................... | —* | (12) |
| Outstanding at June 30, 2009 ............. | 1 | $ 162 |

*Not shown due to rounding.

For Science and Technology, transactions in written call options were as follows:

| | Number of Contracts | Premium Received |
|---|---|---|
| Outstanding at December 31, 2008......... | 7 | $ 2,374 |
| Options written ........................ | 3 | 1,907 |
| Options terminated in closing purchase transactions ................. | (5) | (2,561) |
| Options exercised....................... | (3) | (884) |
| Options expired ........................ | (2) | (836) |
| Outstanding at June 30, 2009 ............. | — | $ — |

For Small Cap Value, transactions in written put options were as follows:

| | Number of Contracts | Premium Received |
|---|---|---|
| Outstanding at December 31, 2008 . . . . . . . . | —* | $ 884 |
| Options written. . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Options terminated in closing purchase transactions. . . . . . . . . . . . . . . . . . . . . . . . . | —* | (884) |
| Options exercised . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Options expired . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Outstanding at June 30, 2009 . . . . . . . . . . . . | — | $ — |

For Value, transactions in written call options were as follows:

| | Number of Contracts | Premium Received |
|---|---|---|
| Outstanding at December 31, 2008 . . . . . . . . . | 5 | $ 646 |
| Options written. . . . . . . . . . . . . . . . . . . . . . . . | 23 | 1,485 |
| Options terminated in closing purchase transactions . . . . . . . . . . . . . . . . . . . . . . . . | (13) | (1,098) |
| Options exercised . . . . . . . . . . . . . . . . . . . . . . . | (1) | (316) |
| Options expired . . . . . . . . . . . . . . . . . . . . . . . . | (9) | (547) |
| Outstanding at June 30, 2009 . . . . . . . . . . . . | 5 | $ 170 |

For Value, transactions in written put options were as follows:

| | Number of Contracts | Premium Received |
|---|---|---|
| Outstanding at December 31, 2008 . . . . . . . . . | —* | $ 39 |
| Options written. . . . . . . . . . . . . . . . . . . . . . . . | 6 | 339 |
| Options terminated in closing purchase transactions . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Options exercised . . . . . . . . . . . . . . . . . . . . . . . | —* | (39) |
| Options expired . . . . . . . . . . . . . . . . . . . . . . . . | (1) | (88) |
| Outstanding at June 30, 2009 . . . . . . . . . . . . | 5 | $251 |

*Not shown due to rounding.

## 12. CHANGE IN STRUCTURE

On April 3, 2009, a special shareholder meeting for the Corporation was held to approve an Agreement and Plan of Reorganization and Termination, pursuant to which each Portfolio would be reorganized into a corresponding series of a newly established Delaware statutory trust. On April 30, 2009, that reorganization took place. See pages 135 and 136 for the shareholder meeting results.

## 13. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain

compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors (now Trustees) and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the Ivy Funds Variable Insurance Portfolios (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors (now Trustees) and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts. However, as noted above, the SEC Order makes certain findings with respect to market timing activities in some of the Waddell & Reed Advisors Funds only. Accordingly, it is not expected that shareholders of Ivy Funds Variable Insurance Portfolios will receive distributions of settlement monies.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Ivy Funds Variable Insurance Portfolios (Trust) is a series fund organized as a Delaware statutory trust. Each of its series is the successor to a series of a Maryland corporation (each, a Predecessor Fund) pursuant to reorganizations that occurred on April 30, 2009 (each, a Reorganization). Each Reorganization of a Predecessor Fund was approved by its shareholders and by its board of directors.

In anticipation of the Reorganizations, at its meeting on February 4, 2009, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved a new Investment Management Agreement (Management Agreement) between WRIMCO and the Trust with respect to each of Ivy Funds VIP Pathfinder Aggressive, Ivy Funds VIP Pathfinder Conservative, Ivy Funds VIP Pathfinder Moderate, Ivy Funds VIP Pathfinder Moderately Aggressive, Ivy Funds VIP Pathfinder Moderately Conservative, Ivy Funds VIP Asset Strategy, Ivy Funds VIP Balanced, Ivy Funds VIP Bond, Ivy Funds VIP Core Equity, Ivy Funds VIP Dividend Opportunities, Ivy Funds VIP Energy, Ivy Funds VIP Global Natural Resources, Ivy Funds VIP Growth, Ivy Funds VIP High Income, Ivy Funds VIP International Growth, Ivy Funds VIP International Value, Ivy Funds VIP Micro Cap Growth, Ivy Funds VIP Mid Cap Growth, Ivy Funds VIP Money Market, Ivy Funds VIP Mortgage Securities, Ivy Funds VIP Real Estate Securities, Ivy Funds VIP Science and Technology, Ivy Funds VIP Small Cap Growth, Ivy Funds VIP Small Cap Value and Ivy Funds VIP Value (each, a Fund). The Management Agreement will continue for a period of one year and from year-to-year thereafter only if such continuance is specifically approved at least annually by the Board of Trustees, including the vote of a majority of the Disinterested Trustees. The Management Agreement with respect to each Fund is substantially the same as the Investment Management Agreement with WRIMCO previously in effect with respect to each corresponding Predecessor Fund (Predecessor Management Agreement). At its meeting on February 4, 2009, the Trust's Board of Trustees, whose members were the same as the board of directors of each Predecessor Fund, based its consideration and approval of the Management Agreement with respect to each Fund on (i) the information provided to the boards of directors of the Predecessor Funds in connection with these boards' approvals, at their joint meetings on August 11, 12 and 13, 2008, of the continuance of their respective Predecessor Management Agreements and (ii) the information which these boards received subsequent to the August meetings. For further information about the renewal of a Predecessor Management Agreement for the Predecessor Fund, please see the Predecessor Fund's Annual Report to Shareholders dated December 31, 2008.

A copy of each Predecessor Fund's Annual Report may be obtained, without charge, from the Trust or Waddell & Reed, Inc. by calling 1.888.WADDELL or at www.waddell.com.

# SHAREHOLDER MEETING RESULTS
## Ivy Funds VIP

On April 3, 2009, a special shareholder meeting (Meeting) for Ivy Funds Variable Insurance Portfolios, Inc. was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

**Proposal 1:** To elect thirteen Directors for Ivy Funds Variable Insurance Portfolios, Inc.

**Michael L. Avery**

| For | Against |
|-----|---------|
| 925,647,758.812 | 27,758,492.341 |

**Jarold W. Boettcher**

| For | Against |
|-----|---------|
| 924,732,116.405 | 28,674,134.748 |

**James M. Concannon**

| For | Against |
|-----|---------|
| 926,287,736.225 | 27,118,514.928 |

**John A. Dillingham**

| For | Against |
|-----|---------|
| 924,647,373.299 | 28,758,877.854 |

**David P. Gardner**

| For | Against |
|-----|---------|
| 924,771,691.042 | 28,634,560.111 |

**Joseph Harroz, Jr.**

| For | Against |
|-----|---------|
| 925,119,859.619 | 28,286,391.534 |

**John F. Hayes**

| For | Against |
|-----|---------|
| 922,642,942.269 | 30,763,308.884 |

**Robert L. Hechler**

| For | Against |
|-----|---------|
| 921,145,790.772 | 32,260,460.381 |

**Albert W. Herman**

| For | Against |
|-----|---------|
| 925,314,102.864 | 28,092,148.289 |

**Henry J. Herrmann**

| For | Against |
|-----|---------|
| 925,339,433.240 | 28,066,817.913 |

**Glendon E. Johnson, Sr.**

| For | Against |
|-----|---------|
| 922,653,850.704 | 30,752,400.449 |

**Frank J. Ross, Jr.**

| For | Against |
|-----|---------|
| 926,249,484.992 | 27,156,766.161 |

**Eleanor B. Schwartz**

| For | Against |
|-----|---------|
| 924,772,061.908 | 28,634,189.245 |

**Proposal 2:** To approve for each Portfolio a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Portfolio would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Ivy Funds Variable Insurance Portfolios.

| Portfolio | For | Against | Abstain |
|---|---|---|---|
| Pathfinder Aggressive | 10,718,178.484 | 410,369.051 | 204,765.155 |
| Pathfinder Conservative | 3,221,932.505 | 0 | 28,578.974 |
| Pathfinder Moderate | 20,521,761.859 | 69,879.600 | 1,205,270.583 |
| Pathfinder Moderately Aggressive | 29,840,666.381 | 764,038.626 | 1,202,553.806 |
| Pathfinder Moderately Conservative | 8,759,541.265 | 10,704.143 | 102,202.604 |
| Asset Strategy | 77,130,883.719 | 2,409,546.694 | 1,982,099.114 |
| Balanced | 44,301,022.507 | 1,753,758.648 | 2,201,116.313 |
| Bond | 59,730,097.619 | 1,417,999.809 | 1,850,632.714 |
| Core Equity | 45,867,796.044 | 1,636,620.802 | 1,153,721.848 |
| Dividend Opportunities | 24,227,416.205 | 543,359.194 | 325,968.538 |
| Energy | 5,171,557.684 | 162,312.611 | 63,595.090 |
| Global Natural Resources | 20,568,685.874 | 457,944.384 | 861,256.435 |
| Growth | 90,652,449.782 | 4,127,006.244 | 3,349,089.085 |
| High Income | 56,251,749.290 | 1,682,138.208 | 1,932,691.880 |
| International Growth | 25,249,721.428 | 698,217.888 | 507,345.858 |
| International Value | 28,303,305.227 | 1,260,011.030 | 1,018,717.450 |
| Micro Cap Growth | 2,242,827.095 | 179,826.266 | 98,484.782 |
| Mid Cap Growth | 10,341,814.532 | 358,224.448 | 343,071.393 |
| Money Market | 195,458,987.289 | 3,872,234.576 | 5,376,851.735 |
| Mortgage Securities | 5,625,311.450 | 120,099.078 | 296,707.754 |
| Real Estate Securities | 6,300,285.860 | 182,005.179 | 106,306.505 |
| Science and Technology | 18,049,768.467 | 891,056.261 | 493,603.396 |
| Small Cap Growth | 43,748,087.845 | 1,858,141.718 | 1,384,428.327 |
| Small Cap Value | 13,491,695.577 | 752,304.521 | 450,675.684 |
| Value | 51,941,389.563 | 2,455,182.544 | 1,076,628.056 |

**Proposal 3:** To authorize a "manager of managers" structure for each of the following Portfolios whereby Waddell & Reed Investment Management Company, with the approval of the Board, will be able to make changes to the unaffiliated sub-advisor(s) to the Portfolio(s) and materially amend investment sub-advisory agreement(s) related to the Portfolio without obtaining shareholder approval.

| Portfolio | For | Against | Abstain |
|---|---|---|---|
| Global Natural Resources | 20,262,010.482 | 801,695.424 | 824,180.787 |
| International Value | 27,426,264.542 | 2,167,620.155 | 988,149.010 |
| Micro Cap Growth | 2,252,406.124 | 188,045.220 | 80,686.799 |
| Mortgage Securities | 5,576,329.971 | 182,611.608 | 283,176.703 |
| Real Estate Securities | 6,204,715.445 | 188,836.675 | 195,045.424 |

PROXY VOTING INFORMATION
# Ivy Funds VIP

## Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

## Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Trust's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

- On Waddell & Reed's website at www.waddell.com.

# The Ivy Funds Variable Insurance Portfolios Family

## Global/International Portfolios

International Growth

International Value

## Domestic Equity Portfolios

Core Equity

Dividend Opportunities

Growth

Micro Cap Growth

Mid Cap Growth

Small Cap Growth

Small Cap Value

Value

## Fixed Income Portfolios

Bond

High Income

Mortgage Securities

## Money Market Portfolios

Money Market

## Specialty Portfolios

Asset Strategy

Balanced

Energy

Global Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Real Estate Securities

Science and Technology

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of Ivy Funds Variable Insurance Portfolios. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the current Portfolio prospectus as well as the variable product prospectus.

IVY FUNDS
Variable Insurance Portfolios

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

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